As confidentially submitted to the Securities and Exchange Commission on September 30, 2019. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
Professional Holding Corp.
(Exact name of Registrant as specified in its charter)
Florida	6021	46-5144312
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

396 Alhambra Circle, Suite 255
Coral Gables, FL 33134
(786) 483-1757
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Daniel R. Sheehan
Chairman and Chief Executive Officer
Professional Holding Corp.
5100 PGA Boulevard, Suite 101
Palm Beach Gardens, FL 33418
(561) 868-1275
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Robert B. Lamm, Esq. Gustav L. Schmidt, Esq. Gunster, Yoakley & Stewart, P.A. 450 E. Las Olas Blvd., Suite 1400 Fort Lauderdale, Florida 33301 (954) 462-2000	Mary Usategui Executive Vice President & CFO Professional Holding Corp. 396 Alhambra Circle, Suite 255 Coral Gables, FL 33134 (786) 483-1757	Frank M. Conner III, Esq. Michael P. Reed, Esq. Christopher J. DeCresce, Esq. Covington & Burling LLP One City Center 850 Tenth Street, NW Washington, D.C. 20001 (202) 662-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised ﬁnancial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.01 per share
(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes offering price of any additional shares that the underwriters have the option to purchase from the registrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED SEPTEMBER   , 2019
PRELIMINARY PROSPECTUS
      Shares
Class A Common Stock

This prospectus relates to an initial public offering of         shares of Professional Holding Corp.’s Class A Common Stock. We currently estimate that the initial public offering price of our shares of Class A Common Stock will be between $      and $      per share. The selling shareholder identified in this prospectus is offering an additional       shares of our Class A Common Stock. We will not receive any proceeds from sales of our Class A Common Stock by the selling shareholder.
Prior to this offering, there has been no established public market for our securities. We have applied to list our Class A Common Stock for trading on the Nasdaq Global Market under the symbol “PFHD.” No assurance can be given that our application will be approved.
We are an “emerging growth company” as defined under the federal securities laws, and are subject to reduced public company reporting requirements. See “Implications of Being an Emerging Growth Company.”
Investing in our Class A Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 34.
	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to Professional Holding Corp., before expenses	$	$
Proceeds to the Selling Shareholder, before expenses	$	$

(1)
See “Underwriting” for additional information regarding the underwriting discounts and commissions and certain expenses payable to the underwriters by us.

The underwriters have an option for a period of 30 days to purchase up to an additional       shares of our Class A Common Stock from us on the same terms set forth above. The underwriters expect to deliver the shares to purchasers on or about            , 2019, subject to customary closing conditions.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosure in the prospectus. Any representation to the contrary is a criminal offense. Shares of our Class A Common Stock are not deposits, savings accounts or other obligations of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
Stephens Inc. Keefe, Bruyette & Woods
A Stifel Company
Hovde Group, LLC
The date of this prospectus is            , 2019.

iii

ABOUT THIS PROSPECTUS
In this prospectus, unless we state otherwise or the context otherwise requires, references to “we,” “our,” “us,” “the Company” and “Professional” refer to Professional Holding Corp. and its wholly owned subsidiary, Professional Bank, which we sometimes refer to as “Professional Bank,” “the Bank” or “our Bank.” Unless we state otherwise or the context otherwise requires, references to “common stock” include our Class A Voting Common Stock, or Class A Common Stock, and Class B Non-Voting Common Stock, or Class B Common Stock.
This prospectus describes the specific details regarding this offering and the terms and conditions of our Class A Common Stock being offered hereby and the risks of investing in our Class A Common Stock. For additional information, please see the section entitled “Where You Can Find More Information.”
The information contained in this prospectus, or any free writing prospectus prepared by us or on our behalf or to which we refer you, is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A Common Stock. Our assets, business, cash flows, financial condition, liquidity, prospects or results of operations may have changed since that date.
You should not interpret the contents of this prospectus, or any free writing prospectus prepared by us or on our behalf or to which we refer you, to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.
We, the selling shareholder, and the underwriters have not authorized anyone to provide any information to you other than that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf to which we refer you. We, the selling shareholder, and the underwriters take no responsibility for, nor provide any assurance as to the reliability of, any other information that others may give you. Information contained on, or accessible through, our website is not part of this prospectus.
No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions. We, the selling shareholder, and the underwriters are not making an offer of these securities in any jurisdiction where such offer is not permitted.
“Professional Bank” and its logos and other trademarks referred to and included in this prospectus belong to us. Solely for convenience, we refer to our trademarks in this prospectus without the ® or the ™ symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus, if any, are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.
Market And Industry Data
This prospectus includes government, industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information available to us, which information may be specific to particular markets or geographic locations. Statements as to our market position are based on market data currently available to us. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe these sources are reliable, we have not independently verified the information. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. We believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.
iv

Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in total annual gross revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:
•
we are permitted to present only two years of audited financial statements, in addition to any required interim financial statements, and only two years of related discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•
we are exempt from the requirement to obtain an attestation from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•
we will be permitted an extended transition period for complying with new or revised accounting standards affecting public companies and such new or revised accounting standards will not be applicable to us until such time as they are applicable to private companies;

•
we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation arrangements; and

•
we are not required to hold non-binding shareholder advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of some or all of these provisions for up to five years or such earlier time as we cease to qualify as an emerging growth company, which will occur if we have more than $1.07 billion in total annual gross revenue, if we issue more than $1.0 billion of non-convertible debt in a three-year period, or if the market value of our common stock (including our Class A Common Stock and Class B Common Stock) held by non-affiliates exceeds $700.0 million as of any June 30, in which case we would no longer be an emerging growth company as of the following December 31.
We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold securities. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the Securities and Exchange Commission, or the SEC, and proxy statements that we use to solicit proxies from our shareholders.
v

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should carefully read the following summary together with the entire prospectus, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, before deciding to invest in our Class A Common Stock. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Information.”
Except where the context otherwise requires or where otherwise indicated, in this prospectus the terms “we,” “us,” “our,” “our company” and “our business” refer to Professional Holding Corp. and our wholly owned banking subsidiary, Professional Bank, and the term “Bank” refers to Professional Bank.
Our Company
We are a financial holding company incorporated in 2014 and headquartered in Coral Gables, Florida. We operate primarily through our wholly owned subsidiary, Professional Bank, a Florida state-chartered bank, which commenced operations in 2008. We focus on providing creative, relationship-driven commercial banking products and services designed to meet the needs of our clients. Our clients are small to medium sized businesses, the owners and operators of these businesses, and other professionals, entrepreneurs and high net worth individuals.
We believe that we have developed a reputation in our market for highly customized services and we continue to seek new ways to meet our clients’ financial needs. We offer a full line of deposit products, cash management services and commercial and residential loan programs, as well as online/digital and mobile banking capabilities. We firmly believe our clients place value on our local and timely decision-making, coupled with the high quality service that we provide. Approaching our clients’ challenges from a different point of view is at the heart of our culture, as our bankers are extremely familiar with our clients’ businesses, enabling us to more accurately price and assess risk, while developing mutually acceptable credit structures for the bank and its clients.
We currently conduct our banking operations from five branches and four loan production offices located exclusively in the Miami-Fort Lauderdale-West Palm Beach or Miami-Dade metropolitan statistical area, or MSA, which encompasses three of the fastest-growing counties in Florida: Miami-Dade, Broward, and Palm Beach counties. The banking industry in this market has experienced significant consolidation, with approximately 50% of banks being consolidated during the last 10 years, which has afforded us significant growth opportunities. Today, as measured by total assets, we are the sixth largest independent community bank headquartered in South Florida. As of June 30, 2019, we had total assets of $890.4 million, total net loans of  $715.8 million, total deposits of  $739.8 million and total shareholders’ equity of  $80.9 million.
On August 9, 2019, we entered into a definitive merger agreement to acquire Marquis Bancorp, Inc., or MBI, and its wholly owned subsidiary, Marquis Bank, a Florida state-chartered bank. The acquisition of Marquis Bank will add three branches to our Miami-Dade MSA footprint and on a pro forma basis would make us the 12th largest independent community bank in Florida and the fourth largest independent community bank in South Florida. Upon completion of this acquisition, which is subject to several conditions to closing, including required regulatory approvals, both companies’ shareholders approvals, the closing of this initial public offering, and an effective Form S-4, among others, the pro forma combined institution is expected to have approximately $1.6 billion in total assets, total net loans of  $1.3 billion and total deposits of  $1.3 billion as of June 30, 2019.
To support our investments in technology and infrastructure and to continue enhancing our service offerings, we anticipate opening our Digital Innovation Center in October 2019 in Cleveland, Ohio, which will be staffed by former employees of national banking institutions and global consulting firms with experience in banking technology and growth strategies. We recently released our first Apple Watch app, a person-to-person, or P2P, payment service with immediate clearing capabilities that can be used with any other bank in the country. We plan to use our technology platform to create a comprehensive digital bank, including enabling the opening of online accounts through our website. We believe that our technology platform will allow us to compete with larger financial institutions by offering a cutting-edge digital client experience that can be specifically tailored to multiple demographics, while also continuing the customized concierge service that our clients have come to expect.
We believe our investments in people, our platform and technology, as well as our ongoing efforts to attract talented banking professionals, will facilitate future growth and enhanced profitability. Our focus, culture, brand and reputation throughout our market enhance our ability to continue to grow organically, successfully recruit talented bankers and pursue opportunistic acquisitions throughout Florida in the future.
Our History and Growth
Professional Bank was founded in 2008 by a diverse group of entrepreneurs and banking professionals who lived and worked in our South Florida market. We set out to create a bank that is in sync with the local business community, employing properly incentivized and creative bankers who understand how to interact with sophisticated clients with complex banking needs. We began banking operations with a single branch in South Miami and have since expanded organically, opening four additional branches and four additional loan production offices in South Florida. Our expansion has largely been driven by our ability to recruit seasoned bankers and banking teams to our platform, while raising the necessary capital and adding the infrastructure to support these bankers. Important milestones in our operating history include the following:
2008	• Professional Bank raised $13.9 million in capital and commenced banking operations from a single branch in South Miami, FL
2013
•
Hired a team from a South Florida-based regional bank in May

•
Daniel R. Sheehan, one of our founders, appointed as Chairman of the Bank Board of Directors, or Bank Board, in September and, in connection with our Bank Board and management team, developed a growth and expansion strategy for the Bank

•
Ended the year with approximately $217 million in total assets

2014
•
Opened our second branch in Coral Gables, FL in January, and relocated its headquarters

•
Completed a $3.3 million private placement

•
Effectuated a share exchange to form Professional Holding Corp., with Professional Bank as its wholly owned subsidiary

2015	• Reported total assets in excess of $250 million as of March 31 • Completed a $15.0 million private placement in April
2016
•
Hired a commercial and industrial, or C&I, banking team from a large national bank to establish our Palm Beach Gardens, FL loan production office in February

•
Completed a core system conversion to CSI enabling a foundation for greater technological flexibility

2017
•
Completed an $18.9 million private placement in February

•
Hired a private banking team from a large national bank to establish our loan production office in Boca Raton, FL in March

•
Opened a loan production office in Fort Lauderdale, FL in October

•
Converted our Palm Beach Gardens, FL loan production office to a full-service branch in November

•
Reported total assets in excess of  $500 million as of December 31

2018
•
Hired a senior banker from a large national bank in February to establish a West Palm Beach, FL loan production office, which opened in April

•
Hired a new Chief Risk Officer and Chief Credit Officer

•
Hired a banking team from a large national bank in April for our Dadeland branch (which opened in 2019)

•
Hired senior bankers from a large Southeastern regional bank for our Palm Beach Gardens, FL branch in October

•
Hired a banking team from a large, Southeastern regional bank for our Fort Lauderdale, FL loan production office in October

•
Completed a $20.0 million private placement in December

2019
•
Hired a private banking team from a large South Florida-based bank in January to establish our Doral, FL loan production office, which opened in July

•
Converted our existing loan production office in Boca Raton, FL into a full-service branch in May

•
Opened our fifth branch in Miami, FL (Dadeland) in May

•
Hired the former president of a South Florida-based community bank and a team from a large national bank in May to establish Wellington, FL loan production office, which opened in July

•
Reported total assets of nearly $900 million as of June 30

•
Announced a pending merger with Marquis Bancorp, Inc. on August 12

•
Anticipated opening of our Digital Innovation Center in Cleveland, OH in October

The following chart illustrates our growth by location type (branch and loan production office) as well as employee headcount.
Location Growth by Type and Full Time Equivalent Employee Growth

10
5
0
150
100
50
0
40
52
83
117
134
134
2
2
1
3
2
3
3
5
2
5
4
Dec-15
Dec-16
Dec-17
Dec-18
6/30/19
Current
Branches
LPOs
Full Time Employees

Our expansion has led to strong balance sheet growth. Our total assets have increased from $302.0 million as of December 31, 2015 to $890.4 million as of June 30, 2019. On a pro forma basis, as of June 30, 2019, our pending acquisition of MBI would increase our total assets to approximately $1.6 billion. The following chart illustrates our compound annual growth rate, or CAGR.

Total Assets

$1,800
$1,500
$1,200
$900
$600
$300
$0
Standalone
CAGR: 36.2 %
$302
$385
$547
$730
$890
$1,601
Dec-15
Dec-16
Dec-17
Dec-18
6/30/2019
Pro Forma 6/30/2019
Total Assets ($mm)

We believe we are well positioned to continue to grow organically, through opportunistic lift-outs of high-performing banking teams and acquisitions of franchises or other banks in both current and new markets.
Our Business Strategy
Our business strategy is comprised of the following components:
Organic Growth in Our Attractive Market.   Our organic growth strategy to date has primarily focused on gaining market share in the South Florida market. For several reasons, including a business friendly and low tax environment, strong population growth, and an unemployment rate that is currently below the national average, we believe our market provides abundant opportunities to continue to expand our client base, grow loans and deposits and gain overall market share. Our team of bankers has been an important factor contributing to our organic growth by both broadening our bandwidth with existing clients and expanding our client base. Our team has a track record of originating quality loans, evidenced by our relatively low level of nonperforming assets, and durable deposit relationships through a variety of channels in our market while maintaining a premier client experience. The depth of our team’s market knowledge and long-term relationships in the South Florida market are the keys to our strong referral network.
As a result of consolidation in the banking industry in Florida, we believe that there are few locally-based banks that are dedicated to providing our level of sophistication and service to small to medium sized businesses, the owners and operators of these businesses as well as other professionals, entrepreneurs and high net worth individuals in our current and future markets. Since 2005, the number of Florida-based community banks has decreased from approximately 300 to 115.

Bank Consolidation in Florida

Source: S&P Global Market Intelligence, FDIC.
This consolidation has allowed us to hire talented bankers in our market and we will continue to seek out such bankers and teams of bankers who prefer a local, independent, and agile platform to that of a more bureaucratic, regional financial institution. Our goal is to continue our growth to service increasingly larger and sophisticated clients, while remaining agile enough to be a superior, speed-based competitor in acquiring new clients. In an effort to keep our operating costs low while continuing to seek opportunities for growth, we have typically established new banking teams in lower cost loan production offices before committing to opening a more expensive full-service branch. By establishing banking teams in lower cost loan production offices, we are able to avoid long-term lease commitments, costly branch improvements and related costs until our new banking team has attracted a sufficient number of banking relationships and earning assets. Once the newly hired team achieves a certain financial scale, we evaluate the economics of opening a full-service branch. This strategy has allowed us to achieve significant growth while prudently managing our expansion costs and maintaining our strong credit quality.
Current Locations	Date Loan Production Office (LPO) Opened	Date of Branch Opening / Conversion	Total Deposits as of June 30, 2019 (thousands)
South Miami	—	Aug. 2008	$278,470
Coral Gables	—	Jan. 2014	$226,421
Palm Beach Gardens	Feb. 2016	Nov. 2017	$163,068
Boca Raton	Mar. 2017	May 2019	$62,417
Fort Lauderdale LPO	Oct. 2017	—	—
West Palm Beach LPO	Apr. 2018	—	—
Dadeland	—	May 2019	$9,382
Doral LPO	Jul. 2019	—	—
Wellington LPO	Jul. 2019	—	—
We believe culture and brand is at the core of our messaging when attracting and retaining both bankers and clients. We believe continued consolidation throughout Florida will provide us with additional opportunities to grow in both our current footprint and beyond into other Florida metropolitan areas. To capitalize on these opportunities, we intend to (i) continue to evaluate lift-outs of high-performing banking teams, (ii) leverage the relationships and contacts of our existing bankers to identify and target suitable business and individual clients, and (iii) develop comprehensive banking relationships with these businesses and individuals by delivering competitive banking services and products comparable to that of larger institutions while providing the superior client service expected of a smaller community bank.
Strategic Acquisitions.   We will continue to selectively evaluate acquisitions to complement our organic growth opportunities, and believe having a publicly traded common stock will improve our ability to compete for those acquisitions. We believe that many small to medium sized banking organizations in the larger Florida market face significant scale and operational challenges, regulatory pressure, management succession issues and shareholder liquidity needs which may make them potential acquisition targets. According to the FDIC, as of June 30, 2019, there were 88 banks and thrifts headquartered in Florida, each with total assets of less than $1.5 billion, collectively totaling approximately $33.4 billion in assets. Of those 88 institutions, 30 were headquartered in the Miami-Dade MSA with aggregate assets totaling approximately $14.0 billion. We believe that most of the other potential acquirors in our market are significantly larger banking institutions compared to us, which we believe makes us an attractive potential acquiror for many of these small to medium sized banking organizations in the Florida market. As a result, with the option of using publicly traded stock as currency, we believe we will have a distinct competitive advantage versus most of the larger competitors throughout Florida.
On August 9, 2019, we entered into a merger agreement with MBI. This pending acquisition fits into our business strategy of supplementing our organic growth with strategic acquisitions. Provided that we consummate our acquisition of MBI, we will significantly increase our balance sheet size, add more talented bankers to our team and, we believe, immediately enhance our earnings and efficiency. As of June 30, 2019, on a pro forma basis, this pending acquisition would have increased our total assets to approximately $1.6 billion. Subject to the approvals of banking regulators, both companies’ shareholders approvals, the closing of this initial public offering, Form S-4 with respect to the shares of our Class A Common Stock to be issued in the merger, and customary closing conditions, we expect this pending acquisition to close in early 2020. For additional discussion of the pending acquisition of MBI, see the section of this prospectus captioned “Business of Professional Holding Corp. — Recent Developments.”
Continue to Improve Operational Efficiency and Increase Profitability.   We are committed to enhancing our profitability, which historically has been impacted by our ambitious growth and investments in our platform. Between December 31, 2015 and June 30, 2019, our total assets increased from $302.0 million to $890.4 million. The growth in total assets was accompanied by a 235% increase in full-time employees and the expansion from two branch locations to nine banking locations. As a result of this rapid growth, our average return on average assets and our average efficiency ratio were 0.39% and 76.5%, respectively, for the four fiscal years ended December 31, 2015 to 2018.
While our investments in personnel and infrastructure have limited our profitability in recent years, we believe we are positioned for continued balance sheet growth and higher profitability without significant additional capital investments. We have also created an operating platform, which is expected to improve our operating efficiencies in the areas of technology, data processing, regulatory compliance and human resources. Our Digital Innovation Center, which will be tasked with collaborating with leading-edge financial technology, or fintech, firms, payment vendors, financial firms and our core provider to develop or integrate best-in-class technology, will also help to improve our productivity, workflows, communication and efficiency, while enhancing our client experience and broadening our digital service offerings.
Furthermore, we believe that our acquisition of MBI will further enhance our efficiency and profitability by enhancing our ability to achieve operational efficiencies and cost savings by integrating MBI’s operations into our existing operations, including branch locations, enhancing our ability to grow organically through offering our products and services to existing MBI clients, and positioning us to benefit from increased credit portfolio diversity and lending capacity.

Our Competitive Strengths
We believe our competitive strengths include the following:
Experienced Leadership.   Our management team has significant banking experience in our market and the entrepreneurial drive to continue managing our expansion. Chairman and Chief Executive Officer, Daniel R. Sheehan, Bank President, Abel Iglesias, Chief Financial Officer, Mary Usategui, Chief Credit Officer, Robert Regolizio, and Chief Risk Officer, Luis Castillo, have spent the vast majority of their banking careers in the Florida market we serve. We believe that the reputational capital, social networks, market knowledge and relationships of these seasoned officers differentiates us from many of the financial institutions with which we compete.
•
Daniel R. Sheehan — Chairman and Chief Executive Officer of the Company and Bank.    Mr. Sheehan was one of our founding shareholders. He has been Chairman of the Bank Board since September 2013 and Chairman of the Board and Chief Executive Officer of the Company since its inception in 2014. In 2019, Mr. Sheehan was also appointed by the Bank Board to serve as the Chief Executive Officer of the Bank. Mr. Sheehan has extensive experience in institutional real estate investment throughout the United States while holding various positions at national real estate investment banks and financial intermediaries. He has significant experience in capital markets, structured finance, investment banking, community banking and shadow banking industries that has provided him with valuable strategic insight on capital flows and associated risk as well as transactional and execution experience.

•
Abel L. Iglesias — President and Chief Operating Officer of the Bank.   Mr. Iglesias has over 30 years of banking experience in South Florida and has served as the Bank’s President since 2016. Prior to joining Professional Bank in 2013 as Executive Vice President and Chief Lending Officer, he served as President and Chief Executive Officer of JGB Bank, N.A., a bank based in Florida with total assets of approximately $516 million, until its sale in 2013 to Sabadell United Bank, N.A. Mr. Iglesias also previously served as the Senior Executive Vice-President of BankUnited, FSB between 2003 and 2009 where he oversaw the commercial, corporate, commercial real estate and small business banking areas and was directly responsible for the day-to-day management of the Commercial Banking division and its lending groups for Miami-Dade, Broward, and Palm Beach Counties. Mr. Iglesias was also recently appointed as a board member of the Federal Reserve Bank of Atlanta’s Miami Branch.

•
Mary Usategui — Executive Vice President and Chief Financial Officer of the Bank.
Ms. Usategui has over 15 years of banking experience and was elevated to the role of Chief Financial Officer in 2014 after having served as the Bank’s Controller since 2010. Prior to joining Professional Bank, she served in various roles with Grove Bank and Trust (formerly Coconut Grove Bank) in Miami from 2003 to 2010 leading up to her role as Senior Financial Officer. Ms. Usategui was also recently recognized by the South Florida Business Journal in 2019 as a Forty under 40 honoree.

•
Robert Regolizio — Senior Vice President and Chief Credit Officer of the Bank.   Mr. Regolizio has over 27 years of experience in the banking industry and specifically in credit risk management. Mr. Regolizio joined the Company in 2018 to serve as the Bank’s Senior Vice President and Chief Risk Officer. Prior to joining the Bank, Mr. Regolizio served in a wide variety of roles in credit risk and senior credit management for several institutions, including as Chief Credit Officer for Gibraltar Private Bank & Trust and Capital Bank (formerly NAFH National Bank, which was formerly Turnberry Bank) and as Credit Policy Officer for BankUnited, FSB.

•
Luis Castillo — Executive Vice President and Chief Risk Officer of the Bank.   Mr. Castillo has a wealth of experience in enterprise risk management. Prior to joining the Bank as Executive Vice President and Chief Risk Officer in 2019, Mr. Castillo served as an Enterprise Risk Executive and Senior Vice President & Audit Director at Gibraltar Private Bank & Trust. Mr. Castillo also previously served as Audit Manager at Commercial Bank of Florida and as Internal Auditor at Ocean Bank, where he began his banking career in 1994.

•
Ryan L. Gorney — Executive Vice President and Chief Information Officer/Digital Officer of the Bank.    Mr. Gorney is an accomplished, proactive digital executive with a record of leading organizations through complex and strategic technological transformations including over a dozen mergers and integrations. Prior to joining Professional Bank, he oversaw the digital strategy for KeyBank, a $135 billion financial services company headquartered in Cleveland, Ohio from 2014 to 2016. While at KeyBank, he focused on significantly reducing annual operational expenses while also increasing its digital presence and was also responsible for the digital integration of First Niagara Bank, a $40 billion institution, into KeyBank. Prior to KeyBank, he held leadership positions at both Ernst & Young LLP from 2012 to 2014 and 2016 to 2018 and Accenture from 2003 to 2012 where he focused on providing advisory services to some of the largest financial services companies across the globe.

Complementing our experienced management team, our Board of Directors, or Board, is comprised of highly experienced professionals, many of whom have significant experience as executives at or investors in other banking and financial services companies. In addition, five of our eight directors qualify as independent under the rules of the Nasdaq Stock Market. As of August 31, 2019, our executive officers and directors, beneficially owned 21.4% of our Class A Common Stock, 54.7% of our Class B Common Stock and 25.6% of our capital stock, collectively.
Below is a short summary of our Board members’ significant experience (excluding Mr. Sheehan and Mr. Iglesias, whose biographies appear above).
Rolando DiGasbarro	• Founder and principal of Windsor Investment Holdings • Former Investment Banker for Lehman Brothers • Director since 2014
Carlos M. Garcia
•
Founder and CEO of BayBoston Managers LLC and Managing Partner of BayBoston Capital L.P.

•
Current member of the Financial Oversight and Management Board for Puerto Rico

•
Current Chairman of the Board of CFG Partner L.P.

•
Former interim President and CEO, COO and Senior Executive Vice President of Santander Bancorp; and former interim CEO, COO and President at Banco Santander Puerto Rico

•
Former President, CEO and Chairman at the Government Development Bank for Puerto Rico

•
Director since 2015

Jon L. Gorney	• Former CIO of National City Corporation • Former Chairman and CEO of National Processing Company • Director since 2017
Herbert Martens
•
Founder of Professional Bank

•
Managing Partner of Advent Associates, LLC

•
Former President and CEO for NatCity Investment & EVP Wealth Management — National City Corporation

•
Director since 2008

Dr. Lawrence Schimmel	• Founder of Professional Bank • Chief Medical Officer of Clinigence Holdings Co. • Former Chairman of MegaBank • Former CEO of Allied Health Group • Director since 2008
Anton V. Schutz	• Founder and Principal of Mendon Capital Advisors Corp. • Director since 2015

If our pending acquisition of MBI is consummated, under the terms of the merger agreement, we have agreed to add up to five of MBI’s directors to our Board and the Bank Board. We believe that adding experienced board members, with significant local relationships that we will be able to further leverage through our platform, enhances our Board and improves the prospects of the combined company.
In addition to our directors and executive management team, we believe we have strong management throughout each function of our organization. We are committed to talent development through training and promotion, which we believe will lead to the long-term continuity and tenure of our talented employees. We seek to hire people who not only have significant in-market experience and banking relationships, but also are proactive and behave and think like owners of the organization.
Strong Culture, Brand and Reputation in Our Attractive Market.   We have developed a reputation as an entrepreneurial, energetic, relationship-driven and technologically sophisticated bank in our market. The members of our management and banking teams have spent the vast majority of their careers as bankers in Florida. As a result of consolidation in the banking industry in Florida, we have been able to attract both clients and bankers who prefer a local, independent and agile platform to that of a more bureaucratic, regional financial institution. We believe that our strong culture, brand and market reputation have become and will remain a competitive advantage within our current and future markets and the core of our success in attracting and maintaining talented bankers and banking relationships. By capitalizing on the business and personal relationships of our management team and bankers and the increasing awareness of our capabilities and our brand, we believe that we are positioned for continued growth and increased profitability.
Growing Core Deposit Franchise.   Developing meaningful, primary deposit relationships with our borrowers is a key component of our growth strategy. We intend to continue to grow core deposits by cross-selling our products and services to our existing clients, benefitting from continued referrals generated from our current clients and from our bankers’ ability to generate banking relationships with new clients. We have an established incentive structure for our bankers to increase deposit relationships with our clients, generate fee income, and increase their outstanding loan portfolios, while maintaining strong credit quality. Our core deposits, which include all demand deposits, money market and savings accounts and time deposits under $250,000, but exclude all brokered deposits, represented approximately 89.4% of our total deposits as of June 30, 2019. As of June 30, 2019, our brokered deposits (classified based on regulatory reporting requirements) represented less than 3.0% of our total deposits. Furthermore, our clients maintain significant noninterest-bearing deposits with us, which reduces our cost of funds. Noninterest-bearing deposits represented 22.4% of our total deposits as of June 30, 2019. Our strong deposit base serves as a major driver of our operating results, as we utilize our core deposit base primarily to fund our loan growth. Our total deposits grew from $209.4 million as of December 31, 2014 to $739.8 million as of June 30, 2019, for a CAGR of 32.4%, while our noninterest-bearing deposits grew from $47.4 million as of December 31, 2014 to $166.0 million as of June 30, 2019, for a CAGR of 32.1%. Noninterest-bearing deposits grew by approximately 60% annualized for the first half of 2019. We believe that our ability to grow core deposits is a distinguishing and valuable competitive advantage. Additionally, we believe our proposed acquisition of MBI will provide additional opportunities for organic growth through our ability to offer our products and services to Marquis Bank’s clients.
Strong Credit Culture.   Our disciplined implementation of comprehensive policies and procedures for credit underwriting and administration has enabled us to maintain strong asset quality during our growth. Our total loans increased from $248.5 million as of December 31, 2015 to $722.6 million as of June 30, 2019, representing a CAGR of 35.6%. Over this period, we have experienced no net charge-offs. We manage the risk in the portfolio with what we believe to be prudent underwriting and proactive credit administration. Our credit philosophy is centered on maintaining a low basis in collateral, while avoiding concentrations of underlying collateral types that have demonstrated historical price volatility. We firmly believe this methodology leads to above average earnings durability and liquidity, as it is easier to liquidate low-leverage loans with easily understood underlying collateral. We employ the requirement of key-man insurance when appropriate, impose sensible debt and leverage covenants, and stress overall cash flow assumptions across the client’s business operations, to arrive at reasonable debt service and repayment assumptions. Our tiered underwriting structure includes progressive levels of individual loan authority, concurrent authority and committee approval. Our loan review function performs regular loan reviews and identifies early warning indicators to proactively monitor the loan portfolio. We intend to continue to emphasize and adhere to these procedures and controls as we grow our loan portfolio, which we believe have contributed to the absence of net charge-offs. Our nonperforming assets to total assets ratio was 0.12% as of June 30, 2019, while our net charge-offs to average loans outstanding was 0.00% during the first six months of 2019 and 0.00% from January 1, 2016 through December 31, 2018. Our weighted-average loan-to-value ratio for collateralized loans was 54.1% as of June 30, 2019.
Loans and Weighted LTV

Scalable Platform; Technology Innovation.   Since our inception, we have focused on establishing a strong and scalable banking platform to support our dynamic growth. Utilizing the substantial prior experience of our management team and employees, we believe that we have built a scalable corporate infrastructure, including technology and banking processes, capable of supporting future organic growth and acquisitions, such as our pending acquisition of MBI, while improving our operational efficiencies. We believe that our strong capital and asset quality position will allow us to grow and that our scalable operating platform will allow us to manage that growth effectively, resulting in greater efficiency and improved profitability.
To capitalize on our scalable operating platform, we anticipate opening a Digital Innovation Center in Cleveland, Ohio in October 2019 which will be staffed by former employees of national banking institutions and global consulting firms with experience in banking technology and growth strategies. The technology team is focused on collaborating with leading-edge fintech firms, payment vendors, financial firms and our core provider to develop, or integrate, best-in-class technology to improve our productivity, workflows, communication and efficiency, while enhancing our client experience and broadening our digital service offerings.
We believe our technological capabilities offer our clients a unique and convenient banking experience that many community banks of our size do not offer. For example, in 2019, the Bank released its first Apple Watch app, a P2P payment service, with immediate clearing capabilities that can be used with any other bank in the country. We plan to use our technology platform to create a comprehensive digital bank, including enabling the opening of online accounts through our website.
As we continue to expand and prepare for future technology needs, we have invested resources to meet the needs of an increasingly changing market where banking services are delivered digitally. We believe technology will be an important driver in maintaining and expanding client relationships in the future and will help us compete effectively for future loan and deposit growth.

Our Market
The Miami-Dade MSA, which encompasses Miami-Dade, Broward, and Palm Beach counties, is among the most vibrant in the United States, characterized by a rapidly growing population, a high level of job growth, an affordable cost of living and a pro-growth business climate. The Miami-Dade MSA is one of the top MSAs in the Southeast as measured by both deposits and by population and one of the largest business markets in Florida. According to S&P Global Market Intelligence estimates, Florida is the third most populous state in the United States and approximately 29% of the population of Florida resides in the Miami-Dade MSA. Florida continues to experience significant population and employment growth on a statewide basis, with the state’s population increasing from 12.9 million in 1990 to an estimated 21.5 million in 2019. Additionally, according to the Federal Reserve, Florida has the fourth largest contribution to gross domestic product (GDP) by state in the United States, equating to the 17th largest economy in the world. The Miami-Dade MSA has the 12th largest contribution to GDP by MSA in the United States according to the U.S. Bureau of Economic Analysis based on 2017 data, the most recent available. This continued growth of the Florida market, as well as the consolidation in the banking industry within the state provides us with exciting opportunities for growth.
A Leading Population Growth Center.   Based on the most recent estimate from the U.S. Census Bureau as of July 1, 2018, Florida is the third most populous state in the United States, behind only California and Texas, and its population is projected to grow by 6.8% from 2019 to 2024, according to S&P Global Market Intelligence estimates. The Miami-Dade MSA is the 12th largest metropolitan area in the nation by population as of July 1, 2018, based on data from the United States Census Bureau. Population in the market is projected to grow by 6.6% from 2019 to 2024, compared to 3.6% for the nation as a whole, according to S&P Global Market Intelligence estimates. We believe that changes in the federal tax code, including the limitation on state and local tax deductions, combined with the absence of a personal state income tax, has prompted people to migrate to the state. According to the U.S. Census Bureau, from July 1, 2017 to July 1, 2018, Florida had the highest level of net domestic migration of any state. The following table shows demographic information for our market and highlights Florida’s growth statistics compared to the United States as a whole.
Market Statistics

Market Area	Total Population 2019 (Actual)	Change 2010 – 2019 (%)	Change 2019 – 2024 (%)	Median Household Income 2019 ($)	Projected Household Income Change 2019 – 2024 (%)	Unemployment Rate (%)
Miami-Dade County	2,821,143	13.0	6.6	50,231	13.7	3.0
Broward County	1,967,186	12.5	6.5	60,808	10.4	2.8
Palm Beach County	1,495,461	13.3	6.7	63,281	9.9	2.9
Miami-Dade MSA	6,283,790	12.9	6.6	57,220	11.3	2.9
Florida	21,486,238	14.3	6.8	55,629	10.3	3.4
United States	329,236,175	6.6	3.6	63,174	8.8	3.6

Source:
S&P Global Market Intelligence & U.S. Bureau of Labor Statistics.

Attractive Business Climate Driving Robust Employment Growth.   The favorable business environment in Florida includes the business-friendly tax structure, no personal income tax and a reasonable cost of doing business. Florida serves as the corporate headquarters for nineteen Fortune 500 companies across various industries, and the Miami-Dade MSA specifically is home to eight Fortune 500 companies, including Office Depot, AutoNation and World Fuel Services. Other major companies with Latin American operations have established regional headquarters in the area as well, including American Airlines, Cannon, Cisco Systems, Hewlett-Packard, Hilton International, Microsoft, Nokia, Novartis, Visa International, and Western Union. STEM-related jobs (science, technology, engineering and mathematics) are also driving employment growth in the market. According to Business Facilities, the Miami-Dade MSA is tied for fifth nationally for growth in STEM jobs. Further, based on the most recent data (2018) from the International Trade Administration, the Miami-Dade MSA ranked ninth nationally among MSAs for export activity with approximately $35.7 billion in total exports, which accounted for approximately 66% of Florida’s goods exported in 2018. The Miami-Dade MSA is also home to over 40 higher education institutions serving over 300,000 students while also creating the need for numerous small to medium sized businesses to service the needs of the student population in the area.
Our primary clients are small to medium sized businesses, the owners and operators of these businesses as well as other professionals, entrepreneurs, and high net worth individuals. Small to medium sized businesses are a vital part of the market we serve in Florida. In 2017, the Miami-Dade MSA was ranked number one on the Kauffman Index for Startup Activity. With more than 2.5 million businesses that employ fewer than 100 people, representing approximately 99.8% of total businesses, Florida ranks third in the United States in the number of businesses employing fewer than 100 people, according to data from the U.S. Small Business Administration’s Office of Advocacy for 2018. The Miami-Dade MSA alone is considered home to over 80,000 small businesses with fewer than 100 employees.
We believe the Miami-Dade MSA is a desirable market for a wide range of industries. The following table shows the diversity of employment within Miami-Dade MSA.
Miami-Dade MSA Employment Industries

Source: U.S. Bureau of Labor Statistics.
Our Challenges
There are a number of risks and uncertainties that could affect our ability to realize future growth objectives and enhance long-term shareholder value that you should carefully consider before investing in our Class A Common Stock. You should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information.”
Recent Developments
MBI Acquisition
On August 9, 2019, we entered into an Agreement and Plan of Merger, or merger agreement, with MBI and its wholly owned subsidiary, Marquis Bank, a Florida state-chartered commercial bank, providing for the merger of MBI with and into the Company and Marquis Bank with and into the Bank in an all-stock transaction, or merger, in which shareholders of MBI will be entitled to receive 1.2048 shares of our Class A Common Stock for each share of MBI common stock.
We believe that the acquisition of MBI will immediately enhance earnings and our operating efficiency while increasing our presence within our existing geographical footprint. Marquis Bank operates three full-service banking locations in Coral Gables, Aventura and Fort Lauderdale, Florida, the first of which we anticipate will ultimately be consolidated with our existing Coral Gables branch.
As of June 30, 2019, MBI had an aggregate of  $680.3 million of assets, $558.5 million of net loans, $558.6 million of total deposits and $54.6 million of total shareholders’ equity. At June 30, 2019, MBI’s nonperforming assets (consisting of nonaccrual loans, troubled debt restructured loans, loans past due 90 days or more and still accruing interest and other real estate owned) were approximately $1.8 million, or 0.27% of total assets.
For the six months ended June 30, 2019 and the year ended December 31, 2018, MBI had earnings of $3.4 million and $6.8 million, respectively. MBI’s net interest margin for the six months ended June 30, 2019 and year ended December 31, 2018 was 3.65 % and 3.70%, respectively, its return on average equity was 13.0% and 14.5%, respectively, and its return on average assets was 1.05% and 1.13%, respectively. MBI’s efficiency ratio for the six months ended June 30, 2019 and the year ended December 31, 2018 were 57.3% and 55.0%, respectively. Due to the anticipated consolidation of Marquis Bank’s branches and main office with ours, and other efficiencies, we expect that we will be able to achieve cost savings of approximately $5.0 million by the end of 2020 as a result of the merger. MBI’s noninterest expense was $6.7 million and $12.3 million for the six months ended June 30, 2019 and December 31, 2018, respectively.
Pursuant to the merger agreement, each of the 3,419,088 shares of MBI’s common stock outstanding, other than shares with respect to which appraisal rights may be properly exercised, will be converted into the right to receive 1.2048 shares of our Class A Common Stock, with cash in lieu of any fractional shares. If the merger had been completed as of June 30, 2019, we expect that we would have issued approximately 4,119,186 shares of Class A Common Stock and no shares of our Class B Common Stock, assuming none of the MBI shareholders exercised appraisal rights. In addition, all stock options granted and outstanding prior to the merger will be converted into an option to purchase shares of our Class A Common Stock based on the exchange ratio. In that event, former shareholders and optionholders of MBI would own approximately 43.0% of our fully diluted shares outstanding after the consummation of the merger.
The merger is subject to conditions to closing, including the receipt of all required regulatory approvals, the receipt of shareholder approval by both our shareholders and MBI’s shareholders, as well as the closing of this initial public offering, an effective S-4 and other customary conditions to closing. Substantially all of our directors and certain of MBI’s directors have entered into voting agreements, covering approximately 35.6% of MBI’s outstanding common stock, pursuant to which each has agreed, subject to limited exceptions, to vote all of their shares of MBI Common Stock and our Class A Common Stock over which they have voting power in favor of the merger. Certain non-employee directors of MBI also entered into noncompetition and nondisclosure agreements which generally restrict these non-employee directors from disclosing confidential information and undertaking activities competitive with those of the combined institution within Miami-Dade and Broward counties for a period of two years after the closing of the merger. The merger is also subject to the filing and effectiveness of a registration statement on Form S-4 with respect to the shares of our Class A Common Stock to be issued in the merger, in which a joint proxy statement relating to the meetings of the shareholders of MBI and our shareholders will be included. If the conditions are not satisfied or waived, the merger will not occur or will be delayed and we may lose some or all of the intended benefits of the merger.
For additional discussion of the pending acquisition and for pro forma financial information related to the acquisition, see the sections of this prospectus captioned “Business of Professional Holding Corp. —  Recent Developments” and “Unaudited Pro Forma Combined Condensed Financial Information.”
Share Repurchase
On September 5, 2019, we repurchased 200,000 shares of our Class A Common Stock at a price of $17.50 per share, for an aggregate purchase price of  $3,500,000 from one of our largest shareholders, De

Linea CV. This repurchase was a result of an unsolicited offer by De Linea CV to us to repurchase these shares. Under the terms of the merger agreement with MBI, we were required to obtain MBI’s consent to consummate this repurchase, which we obtained prior to consummation of the transaction. De Linea CV entered into a lock-up agreement in connection with this offering under which it agreed not to sell or otherwise transfer its remaining shares for a period of 180 days after the completion of this offering, subject to certain limited exceptions, without the prior written approval of the representatives on behalf of the underwriters.
Our Corporate Information
Our principal executive offices are located at 396 Alhambra Circle, Suite 255, Coral Gables, Florida 33134, and our telephone number is (786) 483-1757. Our website is www.myprobank.com. The information contained on or accessible from our website does not constitute a part of this prospectus and is not incorporated by reference herein.

THE OFFERING
Common stock we are offering
[     ] shares of Class A Common Stock ([     ] shares of Class A Common Stock if the underwriters exercise their option to purchase additional shares in full).
Common stock offered by the selling shareholder
[     ] shares of Class A Common Stock
Underwriters’ option to purchase additional shares
We have granted the underwriters an option to purchase up to an additional [     ] shares within 30 days of the date of this prospectus.
Common stock to be outstanding after this offering
[     ] shares of Class A Common Stock ([     ] shares of Class A Common Stock if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds
Assuming an initial public offering price of  $[     ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $[     ] million (or approximately $[     ] million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds to us from this offering to support our continued growth, including organic growth and potential future acquisitions, and for general corporate purposes. We may also use a portion of the proceeds to cover cash expenditures connected with our pending acquisition of MBI and we may also use the proceeds from this offering to fund acquisitions of other institutions or branches or other assets of other institutions, although we do not have any present plans to make any acquisitions other than our pending acquisition of MBI. Our management will retain broad discretion to allocate the net proceeds of this offering. We will not receive any proceeds from sales of shares of our Class A Common Stock by the selling shareholder. See “Use of Proceeds.”
Dividend policy
We have not declared or paid any dividends on our Class A Common Stock. We currently intend to retain all of our future earnings, if any, for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”
Directed share program
At our request, the underwriters have reserved up to [     ]% of the shares of our Class A Common Stock offered by this prospectus for sale, at the initial public offering price, to certain of our directors, executive officers, employees and other business associates who have expressed an interest in purchasing our Class A Common Stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase any of the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Nasdaq Global Market listing
We intend to apply to list our Class A Common Stock on the Nasdaq Global Market under the trading symbol “PFHD.”
Risk factors
Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page 34 for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Except as otherwise indicated, all information in this prospectus:
•
assumes an initial public offering price of  $[     ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus;

•
assumes no exercises by the underwriters to purchase additional shares of Class A Common Stock;

•
does not attribute to any director, officer, or principal shareholder any purchases of shares of our Class A Common Stock in this offering, including through the directed share program, described in “Underwriting — Directed Share Program”;

•
excludes shares of our Class A Common Stock issuable upon the settlement of 954,500 outstanding share appreciation rights with a weighted average base price of  $14.95, which may be settled in cash or stock at our Board’s discretion;

•
excludes 181,233 shares of our Class A Common Stock issuable upon exercise of stock options outstanding at June 30, 2019 with a weighted average exercise price of  $12.57 per share and 35,914 additional shares available to be issued under our 2016 Amended and Restated Stock Option Plan;

•
excludes 297,501 shares of our Class A Common Stock available for issuance under our 2019 Equity Incentive Plan;

•
excludes approximately 4,119,186 shares of our Class A Common Stock issuable in our proposed acquisition of MBI; and

•
excludes the effect of the repurchase of 200,000 shares of our Class A Common Stock from one of our shareholders (see “Prospectus Summary — Recent Developments — Share Repurchase.”)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF
PROFESSIONAL HOLDING CORP.
The tables below summarize our financial information for the periods indicated. We derived the financial information for the years ended December 31, 2018 and 2017 from our audited financial statements included elsewhere in this prospectus. We derived the financial information for the year ended December 31, 2016 from our audited financial statements which are not included in this prospectus. We derived the financial information as of June 30, 2019 and 2018 and for the six-month periods ended June 30, 2019 and 2018 from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments which are necessary for the fair presentation of the financial information set forth therein. You should read the following information together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes. Our historical results are not necessarily indicative of the results to be expected in any future period. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year.
(Dollars in thousands, except per share information)	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2019	2018	2018	2017	2016
Balance Sheet Data
Cash and due from banks	$89,290	$54,032	$64,842	$20,836	$6,553
Federal funds sold	24,503	21,263	22,041	16,290	10,167
Investment Securities	24,039	24,473	20,786	27,036	31,176
Loans, net	715,804	515,372	601,480	465,587	320,650
Total assets	890,444	634,287	729,625	547,021	385,184
Total deposits	739,758	527,932	603,302	459,174	323,922
FHLB advances	50,000	40,000	40,000	25,000	20,000
Total liabilities	809,522	576,032	649,944	489,429	348,278
Total shareholders’ equity	80,922	58,254	79,681	57,592	36,906
Tangible common equity(2)	80,922	58,254	79,681	57,592	36,906
Income Statement Data
Total interest income	$18,270	$12,142	$27,750	$18,857	$14,265
Total interest expense	4,918	2,218	5,837	2,869	2,122
Net interest income	13,352	9,924	21,913	15,988	12,143
Provision for loan losses	382	490	1,150	991	1,065
Total noninterest income	1,283	904	1,874	1,786	1,369
Total noninterest expense	13,047	9,224	19,862	13,125	10,573
Income before taxes	1,206	1,115	2,775	3,658	1,874
Income tax expense	352	369	669	1,844	743
Net income	854	746	2,106	1,814	1,131
Composition of Loan Portfolio
Commercial real estate	$253,870	$159,437	$191,930	$156,720	$116,208
Residential real estate	324,983	257,807	311,404	224,246	140,160
Commercial	102,013	81,564	83,276	59,065	37,873
Construction and development	35,522	18,082	17,608	28,272	29,036
Consumer and other loans	6,184	3,147	3,244	1,755	1,025
Deposits
NOW Accounts	$35,583	$22,244	$25,088	$19,515	$12,087
Money market accounts	420,601	284,049	352,002	260,850	146,829
Savings accounts	10,544	2,012	2,389	2,660	2,343
Certificates of deposit	107,055	88,379	93,578	75,302	98,901
Noninterest-bearing deposits	165,975	131,248	130,245	100,847	63,762

(Dollars in thousands, except per share information)	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2019	2018	2018	2017	2016
Selected Company Performance Ratios
Return on average assets (ROAA)(1)	0.21%	0.26%	0.33%	0.39%	0.33%
Return on average equity (ROAE)(1)	2.13%	2.58%	3.79%	3.43%	3.15%
Return on average tangible common equity (ROATCE)(1)(2)	2.13%	2.58%	3.79%	3.43%	3.15%
Net interest margin(3)	3.50%	3.61%	3.60%	3.68%	3.54%
Noninterest income / average assets	0.32%	0.32%	0.29%	0.39%	0.38%
Noninterest expense / average assets	3.25%	3.19%	3.10%	2.85%	2.95%
Net operating income / average assets	3.32%	3.43%	3.42%	3.47%	3.39%
Efficiency ratio(4)	89.15%	85.19%	83.50%	73.84%	78.25%
Per Share Data(6)
Common stock issued and outstanding	5,937,987	4,818,267	5,923,884	4,818,267	3,513,478
Basic weighted average shares outstanding	5,920,203	4,818,267	4,910,402	4,705,865	3,510,365
Diluted weighted average shares outstanding	6,133,902	5,037,175	5,129,314	4,913,707	3,708,461
Basic earnings per share	$0.14	$0.15	$0.43	$0.39	$0.32
Diluted earnings per share	0.14	0.15	0.41	0.37	0.30
Book value per share	13.63	12.09	13.45	11.95	10.50
Tangible book value per share(2)	13.63	12.09	13.45	11.95	10.50
Asset Quality Ratios
Nonperforming assets ($)	$1,068	$—	$—	$—	$—
Nonperforming assets / assets	0.12%	0.00%	0.00%	0.00%	0.00%
Nonperforming loans / loans	0.15%	0.00%	0.00%	0.00%	0.00%
Net charge-offs (recoveries) to average loans	0.00%	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses / total loans	0.84%	0.97%	0.94%	0.96%	1.09%
Allowance for loan losses / nonperforming loans(7)	568.25%	N/A	N/A	N/A	N/A
Company Capital Ratios
Tier 1 leverage ratio	9.6%	9.7%	11.0%	11.3%	9.8%
Common equity tier 1 capital ratio	13.1%	13.1%	15.7%	14.1%	12.0%
Tier 1 risk-based capital ratio	13.1%	13.1%	15.7%	14.1%	12.0%
Total risk-based capital ratio	14.1%	14.3%	16.9%	15.2%	13.2%
Tangible common equity / tangible assets	9.1%	9.2%	10.9%	10.5%	9.6%
Bank Capital Ratios
Tier 1 leverage ratio	8.7%	8.8%	8.6%	8.7%	8.8%
Common equity tier 1 capital ratio	11.9%	11.9%	12.3%	10.8%	10.7%
Tier 1 risk-based capital ratio	11.9%	11.9%	12.3%	10.8%	10.7%
Total risk-based capital ratio	13.0%	13.1%	13.4%	12.0%	12.0%
Tangible common equity / tangible assets	8.3%	8.3%	8.5%	8.1%	8.5%

(1)
June 30, 2019 and 2018 data has been annualized.

(2)
This is a non-GAAP financial measure. Please see the section entitled “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation to the most comparable GAAP number.

(3)
Net interest margin is a ratio calculated as net interest income divided by average interest earning assets for the same period.

(4)
Efficiency ratio is calculated by dividing (i) noninterest expense by (ii) net interest income plus noninterest income for the same period.

(5)
Includes non-accrual loans and loans 90 days and more past due.

(6)
Includes issued and outstanding shares of Class A Common Stock and Class B Common Stock.

(7)
Not applicable as of certain dates due to no nonperforming loans as of such dates.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MARQUIS BANCORP, INC.
The tables below summarize MBI’s financial information for the periods indicated. We derived the financial information for the years ended December 31, 2018 and 2017 from MBI’s audited financial statements included elsewhere in this prospectus. We derived MBI’s financial information for the year ended December 31, 2016 from MBI’s audited financial statements which are not included in this prospectus. We derived MBI’s financial information as of June 30, 2019 and 2018 and for the six-month periods ended June 30, 2019 and 2018 from MBI’s unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of MBI’s management, all adjustments which are necessary for the fair presentation of the financial information set forth therein. You should read the following information together with MBI’s financial statements and the accompanying notes. MBI’s historical results are not necessarily indicative of the results to be expected in any future period. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year.
(Dollars in thousands, except per share information)	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2019	2018	2018	2017	2016
Balance Sheet Data
Cash and due from banks	$80,057	$65,682	$66,628	$56,016	$48,616
Federal funds sold	—	—	—	—	—
Investment securities	30,252	31,069	33,520	18,264	15,003
Loans, net	558,488	508,916	551,364	458,869	361,036
Total assets	680,283	612,745	662,324	539,184	432,813
Total deposits	558,600	497,602	524,231	443,965	347,127
FHLB advances	55,000	48,000	75,000	39,000	36,000
Total liabilities	625,691	566,129	611,519	496,037	394,211
Total shareholders’ equity	54,592	46,616	50,805	43,147	38,601
Tangible common equity(2)	54,592	46,616	50,805	43,147	38,601
Income Statement Data
Total interest income	$16,141	$13,072	$28,240	$21,303	$16,765
Total interest expense	5,078	2,953	7,073	4,012	2,625
Net interest income	11,063	10,118	21,167	17,292	14,140
Provision for loan losses	337	426	1,149	921	640
Total noninterest income	563	594	1,257	1,309	1,168
Total noninterest expense	6,665	5,929	12,326	10,637	8,975
Income before taxes	4,624	4,358	8,949	7,042	5,693
Income tax expense	1,212	1,136	2,141	3,080	2,214
Net income	3,412	3,222	6,808	3,963	3,479
Composition of Loan Portfolio
Commercial real estate	$388,578	$348,650	$384,697	$298,677	$240,623
Residential real estate	70,514	65,065	69,568	72,006	60,500
Commercial	82,437	69,912	80,172	61,661	46,408
Construction and development	18,277	25,655	18,747	28,629	13,932
Consumer and other loans	4,232	2,921	3,408	2,210	3,061
Deposits
NOW accounts	$17,008	$23,210	$15,196	$14,330	$10,100
Money market accounts	135,791	138,102	105,969	156,768	117,716
Savings accounts	3,923	5,510	3,751	3,067	2,810
Certificates of deposit	269,875	218,071	282,321	163,000	123,711
Noninterest-bearing deposits	132,004	112,709	116,995	106,800	92,790

(Dollars in thousands, except per share information)	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2019	2018	2018	2017	2016
Selected MBI Performance Ratios
Return on average assets (ROAA)(1)	1.05%	1.12%	1.13%	0.81%	0.86%
Return on average equity (ROAE)(1)	12.92%	14.32%	14.35%	9.58%	9.13%
Return on average tangible common equity (ROATCE)(1)(2)	12.92%	14.32%	14.38%	9.58%	9.13%
Net interest margin(3)(4)	3.52%	3.61%	3.60%	3.64%	3.59%
Noninterest income / average assets	0.17%	0.21%	0.21%	0.27%	0.29%
Noninterest expense / average assets	2.06%	2.07%	2.05%	2.18%	2.22%
Net operating income / average assets	1.05%	1.12%	1.13%	0.81%	0.86%
Efficiency ratio(5)	57.33%	55.34%	54.97%	57.19%	58.63%
Per Share Data
Common stock issued and outstanding	3,419,088	3,404,411	3,411,946	3,394,690	3,376,759
Basic weighted average shares outstanding	3,415,517	3,403,414	3,407,680	3,390,525	3,410,566
Diluted weighted average shares outstanding	3,639,228	3,634,894	3,635,514	3,529,365	3,536,035
Basic earnings per share	$1.00	$0.95	$2.00	$1.17	$1.02
Diluted earnings per share	0.96	0.90	1.91	1.14	0.99
Book value per share	15.97	13.69	14.89	12.71	11.43
Tangible book value per share(2)	15.97	13.69	14.89	12.71	11.43
Asset Quality Ratios
Nonperforming assets ($)	$1,818	$2,902	$2,112	$2,406	$0
Nonperforming assets / assets	0.27%	0.47%	0.32%	0.45%	—
Nonperforming loans / loans	0.02%	0.57%	0.07%	0.51%	—
Net charge-offs (recoveries) to average loans	(0.01)%	0.00%	0.09%	0.08%	0.00%
Allowance for loan losses / total loans	0.93%	0.90%	0.87%	0.91%	0.99%
Allowance for loan losses / nonperforming loans	4,785.45%	159.37%	1,203.71%	174.52%	N/A
MBI Capital Ratios
Tier 1 leverage ratio	8.3%	7.9%	8.1%	8.2%	9.4%
Common equity tier 1 capital ratio	9.3%	8.8%	8.9%	9.2%	10.6%
Tier 1 risk-based capital ratio	9.3%	8.8%	8.9%	9.2%	10.6%
Total risk-based capital ratio	11.9%	11.4%	11.5%	12.2%	11.6%
Tangible common equity / tangible assets	8.0%	7.6%	7.7%	8.0%	8.9%

(Dollars in thousands, except per share information)	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2019	2018	2018	2017	2016
Marquis Bank Capital Ratios
Tier 1 leverage ratio	9.6%	9.5%	9.5%	9.7%	11.1%
Common equity tier 1 capital ratio	10.8%	10.5%	10.5%	10.8%	12.7%
Tier 1 risk-based capital ratio	10.8%	10.5%	10.5%	10.8%	12.7%
Total risk-based capital ratio	11.7%	11.3%	11.4%	11.8%	13.7%
Tangible common equity / tangible assets	9.3%	9.1%	9.0%	9.4%	10.8%

(1)
June 30, 3019 and 2018 data has been annualized.

(2)
This is a non-GAAP financial measure. Please see the section entitled “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation to the most comparable GAAP number.

(3)
Net interest margin is a ratio calculated as net interest income divided by average interest earning assets for the same period.

(4)
MBI’s net interest margin is presented at the bank level and excludes the impact of the interest expense paid on MBI’s subordinated debt at the holding company level.

(5)
Efficiency ratio is calculated by dividing (i) noninterest expense by (ii) net interest income plus noninterest income for the same period.

(6)
Includes non-accrual loans and loans 90 days and more past due.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures
Our accounting and reporting policies conform to U.S. Generally Accepted Accounting Principles, or GAAP, and prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional financial measures discussed in this prospectus as being “non-GAAP financial measures.” We classify a financial measure as a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are not included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios that are calculated using exclusively financial measures presented in accordance with GAAP.
We believe that these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP. Our management uses the non-GAAP financial measures set forth below in its analysis of our performance. However, non-GAAP financial measures have a number of limitations, are not necessarily comparable to GAAP measures and should not be considered in isolation or viewed as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate non-GAAP financial measures may differ from that of other companies reporting non-GAAP measures with similar names. You should understand how such other companies calculate their financial measures that may be similar or have names that are similar to the non-GAAP financial measures discussed herein when comparing such non-GAAP financial measures.
•
“Tangible common equity” is a non-GAAP financial measure defined as total shareholders’ equity, less intangible assets.

•
“Return on average tangible common equity” is a non-GAAP financial measure defined as (i) net income divided by (ii) average shareholders’ equity, less average intangible assets.

•
“Tangible book value per share” is a non-GAAP financial measure defined as (i) total shareholders’ equity, less intangible assets, divided by (ii) shares of common stock outstanding.

The following unaudited reconciliation tables provide a more detailed analysis of these non-GAAP financial measures for the Company and MBI. Although we present tangible common equity, return on average tangible common equity, and tangible book value per share for us and MBI, because neither us nor MBI has any intangible assets, these measures are both equal to their most closely comparable GAAP amounts: total shareholders’ equity, return on average equity, and book value per share, respectively. However, we believe these non-GAAP metrics are commonly used in the banking industry and present them in this prospectus for that reason.
Professional Holding Corp.
	As of June 30,		As of December 31,
(Dollars in thousands, except per share data)	2019	2018	2018	2017	2016
Tangible Common Equity
Total shareholders’ equity	$80,922	$58,254	$79,681	$57,592	$36,906
Less: intangible assets	—	—	—	—	—
Tangible common equity	$80,922	$58,254	$79,681	$57,592	$36,906

	Six Months Ended June 30,		Years Ended December 31,
(Dollars in thousands, except per share data)	2019	2018	2018	2017	2016
Return on Average Tangible Common Equity
Net income	$854	$746	$2,106	$1,814	$1,131
Add: intangible asset amortization, net of taxes	—	—	—	—	—
Net income excluding intangible amortization, as adjusted	854	746	2,106	1,814	1,131
Average total equity	80,302	57,923	55,567	52,886	35,905
Less: average intangible assets	—	—	—	—	—
Divide by average tangible common equity	80,302	57,923	55,567	52,886	35,905
Return on average tangible common equity(1)	2.13%	2.58%	3.79%	3.43%	3.15%

	As of June 30,		As of December 31,
(Dollars in thousands, except per share data)	2019	2018	2018	2017	2016
Tangible Book Value Per Share
Total shareholders’ equity	$80,922	$58,524	$79,681	$57,592	$36,906
Less: intangible assets	—	—	—	—	—
Tangible common equity	80,922	58,524	79,681	57,592	36,906
Divide by shares of common stock outstanding	5,937,987	4,818,267	5,923,884	4,818,267	3,513,478
Tangible book value per share	$13.63	$12.15	$13.45	$11.95	$10.50

Marquis Bancorp, Inc.
	As of June 30,		As of December 31,
(Dollars in thousands, except per share data)	2019	2018	2018	2017	2016
Tangible Common Equity
Total shareholders’ equity	$54,592	$46,616	$50,805	$43,147	$38,601
Less: intangible assets	—	—	—	—	—
Tangible common equity	$54,592	$46,616	$50,805	$43,147	$38,601

	Six Months Ended June 30,		Years Ended December 31,
(Dollars in thousands, except per share data)	2019	2018	2018	2017	2016
Return on Average Tangible Common Equity
Net income	$3,412	$3,222	$6,808	$3,963	$3,479
Add: intangible asset amortization, net of taxes	—	—	—	—	—
Net income excluding intangible amortization, as adjusted	3,412	3,222	6,808	3,963	3,479
Average total equity	53,116	45,132	47,018	41,321	38,038
Less: average intangible assets	—	—	—	—	—
Divide by average tangible common equity	52,694	44,750	47,018	41,321	38,038
Return on average tangible common equity(1)	12.85%	14.28%	14.48%	9.59%	9.15%

	As of June 30,		As of December 31,
(Dollars in thousands, except per share data)	2019	2018	2018	2017	2016
Tangible Book Value Per Share
Total shareholders’ equity	$54,592	$46,616	$50,805	$43,147	$38,601
Less: intangible assets	—	—	—	—	—
Tangible common equity	54,592	46,616	50,805	43,147	38,601
Divide by shares of common stock outstanding	3,419,088	3,404,411	3,411,946	3,394,690	3,376,759
Tangible book value per share	$15.97	$13.69	$14.89	$12.71	$11.43

(1)
June 30, 2019 and 2018 data has been annualized

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
The following is unaudited pro forma combined condensed financial information for us and MBI, giving effect to our pending acquisition of MBI. The unaudited pro forma combined condensed statement of financial condition as of June 30, 2019 is presented as if our pending acquisition of MBI occurred as of that date. The unaudited pro forma combined condensed statements of operations for the six months ended June 30, 2019 and the year ended December 31, 2018 are presented as if our pending acquisition of MBI occurred on January 1, 2018. The unaudited pro forma combined condensed financial information is not intended to reflect the actual results that would have been achieved had the acquisitions actually occurred on those dates.
The unaudited pro forma combined condensed financial information has been prepared using the acquisition method of accounting for business combinations under GAAP. We are the acquirer for accounting purposes in our pending acquisition of MBI. The pro forma adjustments are preliminary, based on estimates, and are subject to change as more information becomes available and after final analyses of the fair values of both the tangible and intangible assets acquired and the liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented in the unaudited pro forma financial information.
Under the acquisition method of accounting, the assets and liabilities and any identifiable intangible assets being acquired are recorded at the respective fair values on the date the merger becomes effective. The fair values on the date the acquisition becomes effective represent management’s best estimates based on available information and facts and circumstances in existence on the date the merger becomes effective. There may be differences between these preliminary estimates of fair value and the final acquisition accounting, which differences could have a material impact on the accompanying unaudited pro forma combined condensed financial information and the combined company’s future results of operations and financial position. In addition, the value of the final merger consideration will be based on the closing price of our Class A Common Stock on the date the merger becomes effective. A per share price of  $18.25, which represents the valuation of our December 2018 capital raise, was used for purposes of presenting the pro forma combined condensed financial information.
In connection with the plan to integrate the operations of MBI, we anticipate that non-recurring charges, such as costs associated with systems implementation, severance and other costs related to exit or disposal activities, will be incurred. We also anticipate that we will incur merger-related costs subsequent to the closing of our pending acquisition of MBI. These charges will affect our consolidated results of operations in the periods in which they are recorded. The unaudited pro forma combined condensed statements of operations do not include the effects of any non-recurring costs associated with any restructuring or integration activities resulting from the merger that had not been incurred as of June 30, 2019, as they are non-recurring in nature and not factually supportable at this time. The unaudited pro forma combined condensed statements of operations do not include any potential operating synergies or revenue enhancements that may be realized subsequent to the pending acquisition.
The unaudited pro forma combined condensed financial information is provided for illustrative purposes only. The unaudited pro forma combined condensed financial information is not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transactions been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined condensed financial information and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed financial information should be read in conjunction with and is qualified in its entirety by reference to our historical consolidated financial statements and related notes thereto, and the historical financial statements and related notes thereto of MBI, in each case included in this prospectus. See “Cautionary Note Regarding Forward-Looking Information” for additional information regarding forward-looking statements contained in the unaudited pro forma combined condensed financial statements and notes thereto that are not historical facts, and which are based on current expectations, estimates and projections, which may be subject to risks or uncertainties.

PROFESSIONAL HOLDING CORP. AND MARQUIS BANCORP, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2019
			Merger Adjustments
(Dollars in thousands)	Professional Holding Corp.	Marquis Bancorp, Inc.	Debit		Credit		Pro Forma Combined
Assets
Cash and cash equivalents	$113,793	$80,057			$5,604	a	$188,246
Securities available for sale, at fair value	22,834	29,732					52,566
Securities held to maturity	237	520			6	b	751
Equity Securities	968	—					968
Federal Home Loan Bank stock, at cost	2,782	2,934					5,716
Loans held for sale	1,582	534					2,116
Loans, net of unearned income	720,291	563,752			13,032	c	1,271,011
Less allowance for loan losses	(6,069)	(5,264)	5,264	c			(6,069)
Net loans	715,804	559,022					1,267,058
Premises and equipment (net)	3,683	1,056					4,739
Bank owned life insurance	16,591	—					16,591
Other real estate owned, net of valuation allowance	—	1,708			700	d	1,008
Core deposit intangible	—	—	5,654	e			5,654
Goodwill	—	—	38,197	f			38,197
Deferred tax asset, net	1,627	1,523	588	g			3,738
Other assets	12,125	3,731	2,518	h			18,374
Total assets	$890,444	$680,283					$1,603,606
Liabilities
Non-interest-bearing demand deposits	165,975	132,004					297,979
Interest bearing deposits	573,783	426,596					1,000,379
Total deposits	739,758	558,600					1,298,358
Other borrowed funds	50,000	55,000					105,000
Subordinated debt, net of issuance costs	—	9,697					9,697
Other liabilities	19,764	2,394			2,518	h	24,676
Total liabilities	809,522	625,691					1,437,731
Shareholders’ equity
Common stock and surplus	76,017	35,898	35,898	i	84,953	i	160,970
Retained earnings	4,969	18,627	18,627	i			4,969
Accumulated other comprehensive income	(64)	67	67	b			(64)
Total shareholders’ equity	80,922	54,592					165,875
Total liabilities and shareholders’ equity	$890,444	$680,283					$1,603,606

See accompanying notes to the unaudited pro forma condensed combined consolidated financial statements.

PROFESSIONAL HOLDING CORP. AND MARQUIS BANCORP, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2018
(Dollars in thousands)	Professional Holding Corp.	Marquis Bancorp, Inc.	Pro Forma Adjustments		Pro Forma Combined
Interest and dividend income
Interest and fees on loans	$25,633	$26,797	$608	j	$53,038
Interest income on securities and restricted stock	829	664			1,493
Other interest income	1,288	779			2,067
Total interest and dividend income	27,750	28,240	608		56,598
Interest expense
Interest expense on deposits	5,104	5,473			10,577
Other interest expense	733	1,600			2,333
Total interest expense	5,837	7,073	—		12,910
Net interest income	21,913	21,167	608		43,688
Provision for loan losses	1,150	1,149			2,299
Net interest income after provision for loan losses	20,763	20,018	608		41,389
Noninterest income
Service charges on deposit accounts	283	750			1,033
Income from Company owned life insurance	288	—			288
Gain on sale of loans, net of commissions	—	250			250
Other operating income	1,303	257			1,560
Total non-interest income	1,874	1,257	—		3,131
Noninterest expense
Salaries and employee benefits	13,538	7,320			20,858
Net occupancy and depreciation expense	1,872	1,335			3,207
Data processing	624	657			1,281
Marketing	430	193			623
Professional fees	693	415			1,108
Regulatory assessments	535	442			977
Amortization on intangibles	—	—	565	k	565
Other noninterest expense	2,170	1,964			4,134
Total non-interest expense	19,862	12,326	565		32,753
Net income before taxes	2,775	8,949	43		11,767
Income tax expenses (benefit)	669	2,141	(11)	l	2,799
Net income	$2,106	$6,808	$54		$8,968
Basic earnings per common share	$0.43	$2.00			$0.99
Diluted earnings per common share	$0.41	$1.87			$0.94
Weighted average common shares outstanding	4,910,402	3,407,680	697,893		9,015,974
Weighted average diluted common shares outstanding	5,129,314	3,635,514	744,553		9,509,067
See accompanying notes to the unaudited pro forma condensed combined consolidated financial statements.

PROFESSIONAL HOLDING CORP. AND MARQUIS BANCORP, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2019
(Dollars in thousands)	Professional Holding Corp.	Marquis Bancorp, Inc.	Pro Forma Adjustments		Pro Forma Combined
Interest and dividend income
Interest and fees on loans	$16,787	$15,166	$304	j	$32,257
Interest income on securities and restricted stock	459	429			888
Other interest income	1,024	546			1,570
Total interest and dividend income	18,270	16,141	304		34,715
Interest expense
Interest expense on deposits	4,411	4,168	—		8,579
Other interest expense	507	910	—		1,417
Total interest expense	4,918	5,078	—		9,996
Net interest income	13,352	11,063	304		24,719
Provision for loan losses	382	337	—		719
Net interest income after provision for loan losses	12,970	10,726	304		24,000
Non-interest income
Service charges on deposit accounts	357	390	—		747
Income from Company owned life insurance	142	—	—		142
Gain on sale of mortgage loans, net of commissions	—	—	—		—
Other operating income	784	173	—		957
Total non-interest income	1,283	563	—		1,846
Non-interest expense
Salaries and employee benefits	8,872	4,095			12,967
Net occupancy and depreciation expense	1,123	742			1,865
Data processing	324	371			695
Marketing	272	77			349
Professional fees	582	233			815
Regulatory assessments	307	191			498
Amortization expense	—	—	283	k	283
Other non-interest expense	1,567	956			2,523
Total non-interest expense	13,047	6,665	283		19,995
Net income before taxes	1,206	4,624	21		5,851
Income tax expenses (benefit)	352	1,212	5	l	1,569
Net income	$854	$3,412	$16		$4,282
Basic earnings per common share	$0.14	$1.00			$0.43
Diluted earnings per common share	$0.14	$0.96			$0.41
Weighted average common shares outstanding	5,920,203	3,415,517	699,498	m	10,035,218
Weighted average diluted common shares outstanding	6,123,902	3,639,228	745,314	m	10,518,444
See accompanying notes to the unaudited pro forma condensed combined consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
FINANCIAL INFORMATION
Note A — Basis of Presentation
On August 9, 2019, the Company entered into a merger agreement with MBI. The merger agreement provides that at the effective time of the merger, each outstanding share of MBI common stock (excluding shares for which appraisal rights have been properly exercised) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 1.2048 shares of the Company’s Class A Common Stock.
The unaudited pro forma condensed combined consolidated financial information of the Company’s financial condition and results of operations, including per share data, are presented after giving effect to the merger. The pro forma financial information assumes that the merger with MBI was consummated on January 1, 2018 for purposes of the unaudited pro forma condensed combined consolidated statements of income and on June 30, 2019 for purposes of the unaudited pro forma condensed combined consolidated balance sheet and gives effect to the merger, for purposes of the unaudited pro forma condensed combined consolidated statement of income, as if it had been effective during the entire period presented.
The merger will be accounted for using the acquisition method of accounting; accordingly, the difference between the purchase price over the estimated fair value of the assets acquired (including identifiable intangible assets) and liabilities assumed will be recorded as goodwill.
The pro forma condensed combined consolidated financial information includes estimated adjustments to record the assets and liabilities of MBI at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis is performed. The final allocation of the purchase price will be determined within 12 months after the merger is completed and after completion of a final analysis to determine the fair values of MBI’s tangible, and identifiable intangible, assets and liabilities as of the effective time of the merger.
Note B — Pro Forma Adjustments
The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined consolidated financial information. All adjustments are based on current valuations, estimates, and assumptions. Subsequent to the completion of the merger, the Company will engage an independent third-party valuation firm to determine the fair value of the assets acquired and liabilities assumed which could significantly change the amount of the estimated fair values used in pro forma condensed combined consolidated financial information presented.
(a)
Represents the estimated $5.6 million after-tax impact of transaction-related expenses.

(b)
MBI’s securities have been marked to current market value as of December 31, 2018, and accumulated other comprehensive income, or AOCI, associated with the bond portfolio has been eliminated from capital.

(c)
MBI’s $5.3 million Allowance for Loan and Lease Losses (ALLL) has been eliminated and replaced with an estimated fair value adjustment of  $13.0 million based on the Company’s review of the credit risks inherent in MBI’s loan portfolio.

(d)
MBI’s Other Real Estate Owned has been marked down by $0.7 million to its estimated market value.

(e)
A $5.7 million Core Deposit Intangible (CDI) has been recorded on MBI’s $282.7 million of transaction accounts. This estimate represents a 2.0% premium based on current market data for similar transactions. This intangible asset is expected to be amortized over 10 years using the straight line method.

(f)
Goodwill of  $38.2 million has been generated as a result of the total purchase price and the fair value of assets acquired exceeding the fair value of liabilities assumed. (See Note C).

(g)
A $0.6 million Deferred Tax Asset has been estimated based on 25.3% of the net impact of all market adjustments.

(h)
Adjustment to other assets and other liabilities of  $2.5 million is based on the assumption of Marquis Bank’s adoption of ASU 2016-02, Leases, which would create both a right of use asset and right of use liability based on Marquis Bank’s current long-term lease obligations.

(i)
Adjustments to the capital accounts reflect the exchange of MBI’s existing 3,419,088 shares of common stock for 4,119,186 shares of the Company’s Class A Common Stock, valued at $18.25 per share, plus the conversion of MBI’s 969,986 existing options into 1,168,639 Class A Common Stock options, net of current weighted average exercise price of  $11.91 per MBI option (or $9.89 per share of Class A Common Stock after giving effect to the conversion of MBI options based upon the 1.2048 exchange ratio).

(j)
Accretion of 25% of the $13.0 million loan mark over a four-year period.

(k)
Represents amortization of the CDI (see Note D).

(l)
Income tax expense (benefit) based on an effective tax rate of 25.3% and transaction related income and expense adjustments.

(m)
Adjustments to weighted outstanding shares outstanding and weighted average diluted shares outstanding were made based on the 1.2048:1 exchange ratio.

Note C — Pro Forma Allocation Of Purchase Price
The following table shows the unaudited pro forma allocation of the consideration paid for MBI’s common equity to the acquired identifiable assets and liabilities assumed and the pro forma goodwill generated from the transaction:
Purchase Price
Fair value of consideration		$84,953
Total pro forma purchase price		84,953
Fair value of assets acquired
Cash and cash equivalents	$74,453
Securities	30,246
Net loans	550,720
Premises and equipment (net)	1,056
Bank owned life insurance	—
Other real estate owned, net of valuation allowance	1,008
Core deposit intangibles, net	5,654
Deferred tax asset	—
Other assets	9,310
Total assets	672,447
Fair value of liabilities assumed
Deposits	558,600
Long-term borrowings	64,697
Other liabilities	2,394
Total liabilities	625,691
Net assets acquired		46,756
Preliminary pro forma goodwill		38,197

The following table depicts the sensitivity of the purchase price and resulting goodwill to changes in the price of the Company’s Class A Common Stock at a price of  $18.25 as of June 30, 2019.
	Purchase Price	Estimated Goodwill	Equity
Up 20%	$101,944	$55,188	$182,866
Up 10%	93,448	46,692	174,370
As presented in pro forma	84,953	38,197	165,875
Down 10%	76,458	29,702	156,380
Down 20%	67,962	21,206	147,884

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA
The following table shows per common share data regarding basic and diluted net income, book value and cash dividends per share for (1) the Company and MBI on a historical basis, (2) the Company after giving effect to the merger, and (3) MBI on a pro forma equivalent basis. The pro forma basic and diluted net income per share information was computed as if the merger had been completed on January 1, 2018. The pro forma book value per share information was computed as if the merger had been completed on the dates for which the book values were calculated. The pro forma dividends per share represent the Company’s historical dividends per share.
The MBI pro forma equivalent per share amounts were calculated by multiplying the pro forma combined per share amounts by the exchange ratio of 1.2048 so that the per share amounts equate to the respective values for one share of MBI common stock.
The following pro forma information has been derived from and should be read in conjunction with the Company’s consolidated financial statements and MBI’s consolidated financial statements for the year ended December 31, 2018 and the six-month period ended June 30, 2019, included elsewhere in this prospectus. This information is presented for illustrative purposes only. You should not place undue reliance on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the net income per share, book value per share, operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future net income per share, book value per share, operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the Company as the surviving company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” section beginning on page 25 and the historical financial statements and the notes thereto for the Company and MBI, included elsewhere in this prospectus.
	As of and for the six months ended June 30, 2019	As of and for the year ended December 31, 2018
Professional Holding Corp. Historical
Net income per common share, basic	$0.14	$0.43
Net income per common share, diluted	0.14	0.41
Book value per common share, basic	13.63	13.45
Tangible book value per share, basic(1)	13.63	13.45
Cash dividends declared per share	—	—
Marquis Bancorp, Inc. Historical
Net income per common share, basic	1.00	2.00
Net income per common share, diluted	0.96	1.91
Book value per common share, basic	15.97	14.89
Tangible book value per share, basic(1)	15.97	14.89
Cash dividends declared per share	0.11	—
Pro Forma Combined
Net income per common share, basic	0.43	0.99
Net income per common share, diluted	0.41	0.94
Book value per common share, basic	16.49	13.00
Tangible book value per share, basic	12.13	12.72
Cash dividends declared per share	—	—

	As of and for the six months ended June 30, 2019	As of and for the year ended December 31, 2018
Pro Forma Marquis Bancorp, Inc. Equivalent
Net income per common share, basic	0.52	1.24
Net income per common share, diluted	0.49	1.17
Book value per common share, basic	19.87	15.66
Tangible book value per share, basic	14.62	15.33
Cash dividends declared per share	—	—

(1)
This is a non-GAAP financial measure. Please see the section entitled “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation to the most comparable GAAP number.

	Actual
	June 30, 2019	December 31, 2018
Company End of Period Shares Outstanding	5,937,987	5,923,884
MBI End of Period Shares Outstanding	3,419,088	3,411,946
Company End of Period Diluted Shares Outstanding	5,994,169	5,997,902
MBI End of Period Diluted Shares Outstanding	3,625,037	3,602,873
	Pro Forma
Company End of Period Shares Outstanding	10,057,304	10,034,597
Company End of Period Diluted Shares Outstanding	10,361,614	10,338,643

RISK FACTORS
Investing in our Class A Common Stock involves risks. Before you decide to invest in our Class A Stock, you should carefully consider the risks described below, together with all other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. Upon the occurrence of any of the following risks, our business, financial conditions and results of operations could be adversely affected. In that case, you could experience a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. To the extent that any of the information in this prospectus constitutes forward-looking statements, the risk factors below also are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. Please refer to “Cautionary Note Regarding Forward-Looking Information” for more information regarding forward-looking statements.
Risks Related to our Business
Our business operations and lending activities are concentrated in South Florida, and we are more sensitive to adverse changes in the local economy than our more geographically diversified competitors.
Unlike many of our larger competitors that maintain significant operations located outside of our market area, substantially all of our clients are concentrated in South Florida. In addition, we have a high concentration of loans secured by real estate located in South Florida. As of June 30, 2019, approximately $612.2 million, or 85.0%, of our loans, included real estate as a component of collateral. If our acquisition of MBI was completed as of June 30, 2019, approximately $1.01 billion, or 84.8% of our loans, would have included real estate as a component of collateral on a pro forma basis. Additionally, approximately 90.0% of our real estate loans have real estate collateral located in South Florida. Therefore, our success depends upon the general economic conditions in this area, which may differ from the economic conditions in other areas of the U.S. or the U.S. generally.
Our real estate collateral provides an alternate source of repayment in the event of default by the borrower; however, the value of the collateral may decline during the time the credit is outstanding. The concentration of our loans in the South Florida area subjects us to risk that a downturn in the economy or recession in these areas could result in a decrease in loan originations and increases in delinquencies and foreclosures, which would have a greater effect on us than if our lending were more geographically diversified. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected. Moreover, since a large portion of our portfolio is secured by properties located in South Florida, the occurrence of a natural disaster, such as a hurricane, or a man-made disaster could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us. We may suffer further losses due to the decline in the value of the properties underlying our mortgage loans, which would have an adverse impact on our results of operations and financial condition.
As a result, our operations and profitability may be more adversely affected by a local economic downturn in South Florida than those of our more geographically diverse competitors. A downturn in the local economy generally may lead to loan losses that are not offset by operations in other markets; it may also reduce the ability of our clients to grow or maintain their deposits with us. For these reasons, any regional or local economic downturn that affects South Florida, or existing or prospective borrowers or depositors in South Florida, could have a material adverse effect on our business, financial condition and results of operations. From time to time, our Bank may provide financing to clients who live or have companies or properties located outside our core market. In such cases, we would face similar local market risk in those communities for these clients.

Our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.
Our business and operations, which primarily consist of lending money to clients in the form of loans, borrowing money from clients in the form of deposits, and investing in securities, are sensitive to general business and economic conditions in the United States. In recent years there has been a gradual improvement in the U.S. economy as evidenced by a rebound in the housing market, lower unemployment and higher equity capital markets; however, economic growth has been uneven and opinions vary on the strength and direction of the economy. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be adversely affected. Uncertainty about the federal fiscal policymaking process, the medium- and long-term fiscal outlook of the federal government and future tax rates are concerns for U.S. businesses, consumers and investors. Uncertainties also have arisen regarding the potential for a reversal or renegotiation of international trade agreements and the impact such actions and other policies the current administration may have on economic and market conditions. Such market instability may hinder future U.S. economic growth, which could adversely affect our assets, business, cash flow, financial condition, liquidity, prospects and results of operations.
Natural disasters and severe weather events in Florida can have an adverse impact on our business, financial condition and operations.
Our operations and our client base are primarily located in South Florida. This region is vulnerable to natural disasters and severe weather events or acts of God, such as hurricanes or tropical storms, which can have an adverse impact on our business, financial condition and operations, cause widespread property damage and have the potential to significantly depress the local economies in which we operate. Future adverse weather events in Florida could potentially result in extensive and costly property damage to businesses and residences, depress the value of property serving as collateral for our loans, force the relocation of residents, and significantly disrupt economic activity in the region. For example, in September 2017, Hurricane Irma caused significant damage and disruption to local business operations.
We cannot predict the extent of damage that may result from such adverse weather events, which will depend on a variety of factors that are beyond our control, including, but not limited to, the severity and duration of the event, the timing and level of government responsiveness and the pace of economic recovery. In addition, the nature, frequency and severity of these adverse weather events and other natural disasters may be exacerbated by climate change. If a significant adverse weather event, or other natural disaster were to occur, it could have a materially adverse impact on our financial condition, results of operations and our business, as well as potentially increase our exposure to credit and liquidity risks.
We face strong competition from financial services companies and other companies that offer banking services.
We operate in the highly competitive financial services industry and face significant competition for clients from financial institutions located both within and beyond our current market. We compete with commercial banks, savings banks, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, non-bank financial services companies and other community banks and super-regional and national financial institutions operating within or near the areas we serve. Certain competitors often are larger, operate in more markets and have far greater resources and are able to conduct more intensive and broader-based promotional efforts to reach both commercial and individual clients. In addition, as client preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the internet and for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.
The banking industry is experiencing rapid changes in technology and, as a result, our future success will depend in part on our ability to address our clients’ needs by using technology. Client loyalty can be influenced by a competitor’s new products, especially offerings that could provide cost savings or a higher return to the client. Increased lending activity of competing banks has also led to increased competitive pressures on loan rates and terms for high quality credits. We may not be able to compete successfully with other financial institutions in our market, and we may have to pay higher interest rates to attract deposits and accept lower yields to attract loans, resulting in lower net interest margins and reduced profitability.

Moreover, many of our non-bank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. We also face strong competition from credit unions, which are exempt from the payment of income taxes and, as a result, can frequently offer lower rates on loans or pay higher rates on deposits. The financial services industry could also become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. In addition, some of our current commercial banking clients may seek alternative banking sources as they develop needs for credit facilities larger than we may be able to accommodate. Our inability to compete successfully in the markets in which we operate could have an adverse effect on our business, financial condition, liquidity, prospects or results of operations.
We may not effectively execute on our expansion strategy, which may adversely affect our ability to maintain our historical growth and earnings trends.
We have grown rapidly over the last several years. Financial institutions that grow rapidly can experience significant difficulties as a result of rapid growth. Our primary expansion strategy focuses on organic growth, supplemented by acquisitions of banking teams or other financial institutions; however, we may not be able to successfully execute on these aspects of our expansion strategy, which may cause our future growth rate to decline below our recent historical levels, or may prevent us from growing at all. More specifically, we may not be able to generate sufficient new loans and deposits within acceptable risk and expense tolerances or obtain the personnel or funding necessary for additional growth. Various factors, such as economic conditions and competition with other financial institutions, may impede or restrict the growth of our operations. Further, we may be unable to attract and retain experienced bankers, which could adversely affect our growth. The success of our strategy also depends on our ability to manage our growth effectively, which in turn depends on a number of factors, including our ability to adapt our credit, operational, technology and governance infrastructure to accommodate expanded operations. Even if we are successful in continuing our growth, such growth may not offer the same levels of potential profitability, and we may not be successful in controlling costs and maintaining asset quality in the face of that growth. Accordingly, our inability to maintain growth or to effectively manage growth, could have an adverse effect on our business, financial condition and results of operations.
We may grow through mergers or acquisitions, a strategy which may not be successful or, if successful, may produce risks in successfully integrating and managing the merged companies or acquisitions and may dilute our shareholders.
As part of our growth strategy, we may pursue mergers and acquisitions of banks and non-bank financial services companies within or outside our principal market areas. We regularly seek to identify and explore specific acquisition opportunities as part of our ongoing business practices. On August 9, 2019, we entered into a definitive merger agreement to acquire MBI and its wholly owned subsidiary, Marquis Bank, which is expected to close in early 2020, subject to required regulatory approvals, the closing of this initial public offering, and the satisfaction of other customary conditions to closing. We may also explore other strategic opportunities both within and outside of our current market. We face significant competition from numerous other financial services institutions, many of which will have greater financial resources or more liquid securities than we do, when considering acquisition opportunities. Accordingly, attractive acquisition opportunities may not be available to us. There can be no assurance that we will be successful in identifying or completing any future acquisitions.
Mergers and acquisitions involve numerous risks, any of which could harm our business, including:
•
time, expense and difficulties in integrating the operations, management, products and services, technologies, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses;

•
difficulties in supporting and transitioning clients of the target and disruption of our ongoing banking business;

•
diversion of financial and management resources from existing operations;

•
assumption of nonperforming loans;

•
the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase consideration or other resources to another opportunity;

•
entering new markets or areas in which we have limited or no experience;

•
potential loss of key personnel and clients from either our business or the target’s business;

•
assumption of unanticipated problems or liabilities of the target;

•
an inability to realize expected synergies or returns on investment;

•
covenants that may restrict our operations prior to closing;

•
the need to raise capital; and

•
inability to generate sufficient revenue to offset acquisition costs.

Mergers and acquisitions also frequently result in the recording of goodwill and other intangible assets, which are subject to potential impairments in the future and that could harm our financial results. In addition, if we finance acquisitions by issuing equity securities, our existing shareholders’ ownership may be diluted, which could negatively affect the market price of our Class A Common Stock.
As a result, we may not achieve the anticipated benefits of any such merger or acquisition, and we may incur costs in excess of what we anticipate. Our failure to successfully evaluate and execute mergers, acquisitions or investments or otherwise adequately address these risks could materially harm our business, financial condition and results of operations. For a summary of certain risk factors associated with our proposed acquisition of MBI, see “Risk Factors — Risks Related to Our Proposed Acquisition of MBI,” below.
Our continued pace of growth may require us to raise additional capital in the future to fund such growth, and the unavailability of additional capital on terms acceptable to us could adversely affect us or our growth.
After giving effect to this offering, we believe that we will have sufficient capital to meet our capital needs for our current growth plans. However, we will continue to need capital to support our longer-term growth plans. If capital is not available on favorable terms when we need it, we will have to either issue additional shares of common stock or other securities on less than desirable terms or reduce our rate of growth until market conditions become more favorable. Either of such events could have a material adverse effect on our business, financial condition and results of operations.
We may be unable to attract and retain highly qualified personnel, which could adversely and materially affect our competitive position.
Our future success depends on our ability to attract and retain our executive officers and other key employees. We may be unable to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among companies in the financial services business and related businesses, particularly in the South Florida area in which we operate. Consequently, we could have difficulty attracting or retaining experienced personnel and may be required to spend significant time and expend significant financial resources in our employee recruitment and retention efforts. Many of the other financial services companies with which we compete for qualified personnel have greater financial and other resources and risk profiles different from ours. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than that which we may offer. If we are unable to attract and retain the necessary personnel to accomplish our business objectives, we may have difficulty implementing our business strategy and achieving our business objectives.
We rely heavily on our executive management team, including our Chairman and Chief Executive Officer, Daniel R. Sheehan, and other key employees, and we could be adversely affected by the unexpected loss of their services.
We are led by an experienced core management team with substantial experience in the market we serve, and our operating strategy focuses on providing products and services through long-term relationship managers and maintaining good relationships between our largest clients and our senior management team. Accordingly, our success depends in large part on the performance of these key personnel, including our Chairman and Chief Executive Officer, Daniel R. Sheehan, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. If any of our executive officers or other key personnel leaves us, our financial condition and results of operations may suffer due to the loss of their skills, knowledge of our market, and years of industry experience and the difficulty of promptly finding qualified personnel to replace them. Additionally, our executive officers’ and key employees’ community involvement and diverse and extensive local business relationships are important to our success.
We may incur losses if we are unable to successfully manage interest rate risk.
Our profitability depends to a large extent on Professional Bank’s net interest income, which is the difference between income on interest earning assets, such as loans and investment securities, and expense on interest-bearing liabilities such as deposits and borrowings. Our net interest income may be reduced if: (i) more interest earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest earning assets reprice or mature during a time when interest rates are rising.
Changes in the difference between short-term and long-term interest rates may also harm our business, and we are unable to predict changes in market interest rates, which are affected by many factors beyond our control. We generally use short-term deposits to fund longer-term assets, such as loans. When interest rates change, assets and liabilities with shorter terms reprice more quickly than those with longer terms, which could have a material adverse effect on our net interest margin. If market interest rates rise rapidly, interest rate adjustment caps may also limit increases in the interest rates on adjustable rate loans, which could further reduce our net interest income. Additionally, continued price competition for deposits will adversely affect our net interest margin.
Additionally, interest rate increases often result in larger payment requirements for our borrowers with variable rate loans, which increases the potential for default and could result in a decrease in the demand for loans. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reversal of income previously recognized, which could have an adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to incur costs to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.
In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In addition, in a low interest rate environment, loan clients often pursue long-term fixed rate credits, which could adversely affect our earnings and net interest margin if rates later increase. If short-term interest rates remain at their historically low levels for a prolonged period and assuming longer-term interest rates fall further, we could experience net interest margin compression as our interest earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem. Such an occurrence would have an adverse effect on our net interest income and could have an adverse effect on our business, financial condition and results of operations.
Our allowance for loan losses may not be sufficient to absorb potential losses in our loan portfolio.
We maintain an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio. As of June 30, 2019, our allowance for loan losses totaled $6.1 million, which represented approximately 0.84% of our total loans held for investment. The level of the allowance reflects management’s continuing evaluation of general economic conditions, present political and regulatory conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. Determining the appropriate level of our allowance for loan losses is inherently subjective and requires management to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes.
Inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification or deterioration of additional problem loans, acquisition of problem loans and other factors (including third-party review and analysis), both within and outside of our control, may require us to increase our allowance for loan losses. In addition, our regulators, as an integral part of their periodic examinations, review our methodology for calculating, and the adequacy of, our allowance for loan losses and may direct us to make additions to the allowance based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to our allowance for loan losses, we may need additional provisions for loan losses to restore the adequacy of our allowance for loan losses. Finally, the measure of our allowance for loan losses depends on the adoption and interpretation of accounting standards. The Financial Accounting Standards Board, or FASB, recently issued a new credit impairment model, the Current Expected Credit Loss, or CECL model, which is expected become applicable to us on January 1, 2023 if the recent proposal by FASB to delay implementation for smaller reporting companies is approved. If the proposal to delay implementation is not approved, CECL will become applicable to us on January 1, 2020. CECL will require financial institutions to estimate and develop a provision for credit losses over the lifetime of the loan at origination, as opposed to reserving for incurred or probable losses up to the balance sheet date. Under the CECL model, credit deterioration would be reflected in the income statement in the period of origination or acquisition of a loan, with changes in expected credit losses due to further credit deterioration or improvement reflected in the periods in which the expectation changes. Accordingly, the CECL model could require financial institutions, like the Bank, to increase their allowances for loan losses. Moreover, the CECL model may create more volatility in our level of allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.
We may not be able to manage our credit risk adequately, which could lead to unexpected losses.
Our primary business involves making loans to clients. The business of lending is inherently risky because the principal of or interest on the loan may not be repaid timely or at all or the value of any collateral supporting the loan may be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower’s business sector and local, regional and national market and economic conditions. Many of our loans are made to small to medium sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. Our risk management practices, such as monitoring the concentration of our loans within specific industries, and our credit approval practices may not adequately reduce credit risk. Further, our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting clients and the quality of the loan portfolio. A failure to effectively manage credit risk associated with our loan portfolio could lead to unexpected losses and have an adverse effect on our business, financial condition and results of operations.
Our commercial real estate and real estate construction loan portfolio exposes us to credit risks that may be greater than the risks related to other types of loans.
As of June 30, 2019, approximately $253.9 million, or 35.1%, of our loan portfolio was comprised of nonresidential real estate loans (including owner-occupied commercial real estate loans) and approximately $35.5 million, or 4.9%, of our total loans held for investment were construction and development loans. Further, as of June 30, 2019, our commercial real estate loans (excluding owner-occupied commercial real estate loans) totaled 198% and our construction loans totaled 44% of our total risk-based capital, respectively. These loans typically involve repayment that depends upon income generated, or expected to be generated, by the property securing the loan and may be adversely affected by changes in the economy or local market conditions. These loans expose a lender to the risk of having to liquidate the collateral securing these loans at times when there may be significant fluctuation of commercial real estate values. Unexpected deterioration in the credit quality of our commercial real estate loan portfolio could require us to increase our allowance for loan losses, which would reduce our profitability and could have an adverse effect on our business, financial condition, and results of operations.
Construction loans also involve risks because loan funds are secured by a project under construction, the value of which is uncertain prior to completion. It can be difficult to accurately evaluate the total funds required to complete a project, and construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, we may be unable to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project, incur taxes, maintenance and compliance costs for a foreclosed property and may have to hold the property for an indeterminate period of time, any of which could adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.
A portion of our loan portfolio is comprised of commercial loans secured by receivables, inventory, equipment or other commercial collateral, the deterioration in value of which could expose us to credit losses.
As of June 30, 2019, approximately $100.9 million, or 14.0%, of our total loans held for investment were commercial loans to businesses. In general, these loans are collateralized by general business assets, including, among other things, accounts receivable, inventory and equipment, and most are backed by a personal guaranty of the borrower or principal. These commercial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single loan basis. Additionally, the repayment of commercial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes movable property such as equipment and inventory, which may decline in value more rapidly than we anticipate, exposing us to increased credit risk. Significant adverse changes in the economy or local market conditions in which our commercial lending clients operate could cause rapid declines in loan collectability and the values associated with general business assets resulting in inadequate collateral coverage that may expose us to credit losses and could adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.
Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property may not accurately reflect the net value of the collateral.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property; however, an appraisal is only an estimate of the value of the property at the time the appraisal is made and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), the appraisal may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to recover the full amount of any remaining indebtedness when we foreclose on and sell the relevant property, which could have an adverse effect on our business, financial condition, and results of operations.
We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.
Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a foreclosure depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liabilities, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of other real estate owned, or OREO, could have an adverse effect on our business, financial condition, and results of operations.

Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. Additionally, federal regulators have prosecuted a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, they could have an adverse effect on our business, financial condition, and results of operations.
Our financial condition, earnings and asset quality could be adversely affected if we are required to repurchase loans originated for sale.
We originate residential mortgage loans for sale to secondary market investors, subject to contractually specified and limited recourse provisions. Because the loans are intended to be originated within investor guidelines, using designated automated underwriting and product-specific requirements as part of the loan application, the loans sold have a limited recourse provision. In general, we may be required to repurchase a previously sold mortgage loan or indemnify an investor if there is non-compliance with defined loan origination or documentation standards including fraud, negligence, material misstatement in the loan documents, or non-compliance with applicable law. In addition, we may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term or return profits made should the loan prepay within a short period. The potential mortgagor early default repurchase period is up to approximately 12 months after sale of the loan to the investor. The recourse period for fraud, material misstatement, breach of representations and warranties, non-compliance with law or similar matters could be as long as the term of the loan. Mortgages subject to recourse are collateralized by single-family residential properties. From January 1, 2013 through June 30, 2019, we have not repurchased any loans due to default, fraud, breach of representations, material misstatement, legal non-compliance or early prepayment. Should such loan repurchases become a material issue, our earnings and asset quality could be adversely impacted, which could adversely impact business, financial condition, and results of operations.
A lack of liquidity could impair our ability to fund operations and adversely impact our business, financial condition and results of operations.
Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to provide adequate liquidity to fund our operations. If we are unable to raise funds through deposits, borrowings, sales of our investment securities, sales of loans or other sources, it could have a substantial negative effect on our liquidity and our ability to continue our growth strategy.
Our most important source of funds is deposits. As of June 30, 2019, approximately $466.7 million, or 63.1%, of our total deposits were negotiable order of withdrawal, or NOW, savings, and money market accounts. Historically our savings, money market deposit and NOW accounts have been stable sources of funds. However, these deposits are subject to potentially dramatic fluctuations in availability or price due to factors that may be outside of our control, such as a loss of confidence by clients in us or the banking sector generally, client perceptions of our financial health and general reputation, increasing competitive pressures from other financial services firms for consumer or corporate client deposits, changes in interest rates and returns on other investment classes, any of which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current client deposits or attract additional deposits, increasing our funding costs and reducing our net interest income and net income.
Additional liquidity may be provided by our ability to borrow from the Federal Home Loan Bank of Atlanta, or the FHLB, and the Federal Reserve Bank of Atlanta. As of June 30, 2019, we had $50 million of advances from the FHLB outstanding. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by one or more adverse regulatory actions against us.
Any decline in available funding or cost of liquidity could adversely impact our ability to originate loans, invest in securities, meet our expenses or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could, in turn, have an adverse effect on our business, financial condition, and results of operations.
We have several large depositor relationships, the loss of which could force us to fund our business through more expensive and less stable sources.
As of June 30, 2019, our ten largest depositors accounted for approximately $147 million in deposits, or approximately 19.7% of our total deposits. Withdrawals of deposits by any one of our largest depositors could force us to rely more heavily on more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to environmental liabilities in connection with the real properties we own and the foreclosure on real estate assets securing our loan portfolio.
In the course of our business, we may foreclose on and take title to real estate or otherwise be deemed to be in control of property that serves as collateral on loans we make. As a result, we could be subject to environmental liabilities with respect to those properties. We may be held liable to governmental entities or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.
The cost of removal or abatement may substantially exceed the value of the affected properties or the loans secured by those properties, we may not have adequate remedies against the prior owners or other responsible parties and we may not be able to resell the affected properties either before or after completion of any such removal or abatement procedures. Other actions we may take to minimize the impact of environmental liabilities may not fully insulate us from such liabilities. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced or we may elect not to foreclose on the property and, as a result, we may suffer a loss upon collection of the loan. Any significant environmental liabilities could have an adverse effect on our business, financial condition and results of operations.
We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
While we generally invest a significant majority of our total assets in loans (our loan to asset ratio was 80.4% as of June 30, 2019), we also invest a portion of our total assets (2.70% as of June 30, 2019) in investment securities with the primary objectives of providing a source of liquidity, providing an appropriate return on funds invested, managing interest rate risk, meeting pledging requirements and meeting regulatory capital requirements. As of June 30, 2019, the fair value of our available for sale investment securities portfolio was $22.8 million, which included a net unrealized loss of approximately $53,000.
Factors beyond our control can significantly and adversely influence the fair value of securities in our portfolio. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities and instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized and/or unrealized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security as well as the Company’s intent and ability to hold the security for a sufficient period of time to allow for any anticipated recovery in fair value in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our business, financial condition and results of operations.
As a new public company, we may not efficiently or effectively create an effective internal control environment, and any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements, which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets and cause the price of our Class A Common Stock to decline and subject us to regulatory penalties.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting consists of a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As a public company, we will be required to comply with the Sarbanes-Oxley Act and other rules that govern public companies, which we previously were not required to comply with as a private company. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to annually furnish a report by management on the effectiveness of our internal control over financial reporting. When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.
In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented, or amended from time to time, we may not be able to ensure that we will be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing, and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigations by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and hiring additional personnel. Any such action could negatively affect our results of operations and cash flows and the price of our Class A Common Stock may decline.
The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.
The preparation of our financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider critical because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our need to revise or restate prior period financial statements, cause damage to our reputation and the price of our Class A Common Stock and adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.
Changes in accounting standards or regulatory interpretations of existing standards could materially impact our financial statements and disclosures.
From time to time the FASB or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes may subject us to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how new or existing standards should be applied, which in many cases may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently and retrospectively, in each case resulting in our needing to revise or restate prior period financial statements, which could materially change our financial statements and related disclosures, cause damage to our reputation, adversely impact our business, financial condition and results of operations, and the price of our Class A Common Stock.
Our management team depends on data and modeling in their decision-making and inaccurate data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.
We rely heavily on statistical and quantitative models and other quantitative analyses for bank decision-making, and the use of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in poor decision-making and have a negative impact on our business, financial condition, and results of operations.
Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.
We outsource some of our operational activities and accordingly depend on relationships with third-party providers for services such as core systems support, informational website hosting, internet services, online account opening and other processing services. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems, many of which also depend on third party providers. The failure of these systems, a cybersecurity breach involving any of our third-party service providers or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service.
As a result, if these third-party service providers experience difficulties, are subject to cybersecurity breaches, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected. Even if we are able to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.

Accordingly, our operations could be interrupted if any of our third-party service providers experience difficulty, are subject to cybersecurity breaches, terminate their services or fail to comply with banking regulations, which could adversely affect our business, financial condition and results of operations. In addition, our failure to adequately oversee the actions of our third-party service providers could result in regulatory actions against the Bank, which could adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.
System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other potential losses.
Our computer systems and network infrastructure could be vulnerable to hardware and cybersecurity issues. Our operations are dependent upon our ability to protect our hardware equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Threats to data security, including unauthorized access and cyber-attacks, rapidly emerge and change, exposing us to additional costs for protection or remediation and competing time constraints to secure our data in accordance with client expectations and statutory and regulatory requirements. We could also experience a breach by intentional or negligent conduct on the part of employees or other internal sources. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations.
Our operations are also dependent upon our ability to protect our computer systems and network infrastructure, including our digital, mobile and internet banking activities, against damage from physical break-ins, cybersecurity breaches and other disruptive problems caused by the internet or other users. Such computer break-ins and other disruptions would jeopardize the security of sensitive data stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability, damage our reputation and inhibit the use of our internet banking services by current and potential clients. We regularly add additional security measures to our computer systems and network infrastructure and implement procedures to mitigate the possibility of cybersecurity breaches, including firewalls and penetration testing. However, it is not feasible to defend against every risk being posed by changing technologies as well as criminals’ intent on committing cyber-crime, particularly given their increasing sophistication, and our security measures may not prevent a system breach.
Controls employed by our information technology department and third-party vendors could prove inadequate. We could also experience a breach by intentional or negligent conduct on the part of our employees or other internal sources, software bugs or other technical malfunctions, or other causes. As a result of any of these threats, our client accounts may become vulnerable to account takeover schemes or cyber-fraud. Our systems and those of our third-party vendors may also become vulnerable to damage or disruption due to circumstances beyond our or their control, such as from network failures, viruses and malware, power anomalies or outages, natural disasters and catastrophic events. A breach of our security or that of a third-party vendor that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on our business, financial condition and results of operations.
We have a continuing need for technological change, and we may not have the resources to implement new technology effectively, or we may experience operational challenges when implementing new technology or technology needed to compete effectively with larger institutions may not be available to us on a cost-effective basis.
The financial services industry is undergoing rapid technological change, with frequent introductions of new technology-driven products and services. In addition to serving clients better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, at least in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We hope to address these demands through, among other things, our Digital Innovation Center and digital banking platform. However, we may experience operational and other challenges as we implement these new technology enhancements or products, which could impair our ability to realize the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.
Many of our larger competitors have substantially greater resources to invest in technological improvements, and we may not be able to implement new technology-driven products and services timely, effectively or at all or be successful in marketing these products and services to our clients. Third parties upon whom we rely for our technology needs may not be able to develop on a cost-effective basis systems that will enable us to keep pace with such developments or we may, in order to remain competitive, be required to make significant capital expenditures, which may increase our overall expenses and have a material adverse effect on our net income. As a result, our competitors may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may lose clients seeking new technology-driven products and services to the extent we are unable to provide such products and services. Accordingly, the ability to keep pace with technological change is important, and the failure to do so could adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.
We are subject to certain operational risks, including, but not limited to, client, employee or third-party fraud and data processing system failures and errors.
Employee errors and employee or client misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our clients or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.
We have implemented a system of internal controls designed to mitigate operational risks, including data processing system failures and errors and client or employee fraud, as well as insurance coverage designed to protect us from material losses associated with these risks, including losses resulting from any associated business interruption. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.
When we originate loans, we rely heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to funding, the value of the loan may be significantly lower than expected, or we may fund a loan that we would not have funded or on terms that do not comply with our general underwriting standards. Whether a misrepresentation is made by the applicant, the borrower, one of our employees or another third party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the resulting monetary losses we may suffer, which could adversely affect our business, financial condition and results of operations.
We are subject to claims and litigation pertaining to intellectual property.
Banking and other financial services companies, such as our Company, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. Competitors of our vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to us by our vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations, and distracting to management. If we are found to infringe on one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have an adverse effect on our business, financial condition and results of operations.
We may not be able to manage the risks associated with our anticipated growth and potential expansion through de novo branching.
Our business strategy entails evaluating potential strategic opportunities which includes potentially growing through de novo branching. De novo branching carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; regulatory approval risk; an inability to secure the services of qualified senior management to operate the de novo banking location and successfully integrate and promote our corporate culture; poor market reception for de novo banking locations established in markets where we do not have a preexisting reputation; challenges posed by local economic conditions; challenges associated with securing attractive locations at a reasonable cost; and the additional strain on management resources and internal systems and controls. Failure to adequately manage the risks associated with our anticipated growth through de novo branching could have an adverse effect on our business, financial condition and results of operations.
Risks Related to the Regulation of Our Industry
We operate in a highly regulated environment, and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could adversely affect us.
Banking is highly regulated under federal and state law. As such, we are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect clients, depositors, the Deposit Insurance Fund and the overall financial stability of the United States. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividends or distributions that the Bank may pay to the Company, restrict the ability of institutions to guarantee our debt and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP would require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our securities. Further, any new laws, rules and regulations, such as were imposed under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd Frank Act, could make compliance more difficult or expensive or otherwise adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.
Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.
Economic conditions that contributed to the financial crisis in 2008, particularly in the financial markets, resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. The Dodd-Frank Act, which was enacted in 2010 in response to the financial crisis, significantly changed the regulation of financial institutions and the financial services industry. The Dodd-Frank Act and the regulations thereunder have affected both large and small financial institutions. The Dodd-Frank Act, among other things, imposed new capital requirements on bank holding companies; changed the base for Federal Deposit Insurance Corporation, or FDIC, insurance assessments to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base; permanently raised the current standard deposit insurance limit to $250,000; and expanded the FDIC’s authority to raise insurance premiums. The Dodd-Frank Act established the Consumer Financial Protection Bureau, or CFPB, as an independent entity within the Federal Reserve, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, and home-equity loans, and contains provisions on residential mortgage-related matters that address steering incentives, determinations as to a borrower’s ability to repay, prepayment penalties and disclosures to borrowers. Although the applicability of certain elements of the Dodd-Frank Act is limited to institutions with more than $10 billion in assets, there can be no guarantee that such applicability will not be extended in the future or that regulators or other third parties will not seek to impose such requirements on institutions with less than $10 billion in assets, such as the Bank. Compliance with the Dodd-Frank Act and its implementing regulations has and may continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
On May 24, 2018, President Trump signed into law the “Economic Growth, Regulatory Relief and Consumer Protection Act,” or the Regulatory Relief Act, which amends parts of the Dodd-Frank Act, as well as other laws that involve regulation of the financial industry. While the Regulatory Relief Act keeps in place fundamental aspects of the Dodd-Frank Act’s regulatory framework, it does change the regulatory framework for depository institutions with assets under $10 billion, such as the Bank, as well as easing some requirements for larger depository institutions. As more fully discussed under “Supervision and Regulation-Regulatory Relief Act,” the legislation includes a number of provisions which are favorable to bank holding companies, or BHCs, with total consolidated assets of less than $10 billion, such as the Company, and also makes changes to consumer mortgage and credit reporting regulations and to the authorities of the agencies that regulate the financial industry. Because a number of the provisions included in the Regulatory Relief Act require the federal banking agencies to undertake notice and comment rulemaking, it will likely take some time before these provisions are fully implemented.
Federal and state regulatory agencies frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations.
Federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations could adversely affect us.
As part of the bank regulatory process, the Federal Reserve and the Florida Office of Financial Regulation periodically conduct examinations of our business, including compliance with laws and regulations. If, as a result of an examination, one of these agencies were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, asset sensitivity, risk management or other aspects of any of our operations have become unsatisfactory, or that the Company, the Bank or their respective management were in violation of any law or regulation, it could take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital levels, to restrict our growth, to assess civil monetary penalties against us, the Bank or their respective officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank’s deposit insurance. If we become subject to such regulatory actions, our business, financial condition, results of operations and reputation could be adversely affected.

Financial institutions, such as the Bank, face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network, or FinCEN, established by the U.S. Department of the Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and the Internal Revenue Service. Additionally, South Florida has been designated as a “High Intensity Financial Crime Area,” or HIFCA, by FinCEN and a and “High Intensity Drug Trafficking Area,” or HIDTA, by the Office of National Drug Control Policy. The HIFCA program is intended to concentrate law enforcement efforts to combat money laundering efforts in higher-risk areas. The HIDTA designation makes it possible for local agencies to benefit from ongoing HIDTA-coordinated program initiatives that are working to reduce drug use. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department’s Office of Foreign Assets Control.
In order to comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our anti-money laundering program, especially due to the regulatory focus on financial and other institutions located in South Florida. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the inability to obtain regulatory approvals to proceed with certain aspects of our business plans, including acquisitions and de novo branching.
We are subject to numerous laws and regulations of certain regulatory agencies, such as the CFPB, designed to protect consumers, including the Community Reinvestment Act, or CRA, and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.
The CRA directs all insured depository institutions to help meet the credit needs of the local communities in which they are located, including low- and moderate-income neighborhoods. Each institution is examined periodically by its primary federal regulator, which assesses the institution’s performance. The Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. The CFPB was created including the Federal Reserve, under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of federal consumer financial laws with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are “unfair, deceptive, or abusive” in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product. The ongoing broad rulemaking powers of the CFPB have potential to have a significant impact on the operations of financial institutions offering consumer financial products or services.
A successful regulatory challenge to our performance under the CRA, fair lending or consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have an adverse effect on our business, financial condition and results of operations.

Increases in FDIC insurance premiums could adversely affect our earnings and results of operations.
The deposits of our bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments. In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund following the financial crisis, the FDIC increased deposit insurance assessment rates and charged special assessments to all FDIC-insured financial institutions. Although the FDIC has since reduced premiums for most FDIC-insured institutions of our size, increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition and results of operations.
The Federal Reserve may require us to commit capital resources to support the Bank.
The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress.
A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection. Any loan by a bank holding company to its subsidiary bank is subordinate in right of payment to deposits and certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by a bank holding company for the purpose of making a capital injection to a subsidiary bank often becomes more difficult and expensive relative to other corporate borrowings.
We could be adversely affected by the soundness of other financial institutions.
Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.
Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.
In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the U.S. money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of securities by the Federal Reserve, adjustments of both the discount rate and the federal funds rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Although we cannot determine the effects of such policies on us at this time, such policies could adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.
Risks Related to this Offering and Ownership of our Class A Common Stock
There has been no substantial public market for our Class A Common Stock prior to this offering and an active trading market for our Class A Common Stock may not develop after this offering. As a result, you may be unable to resell your Class A Common Stock at or above the price paid under this offering, or at all.
Our Class A Common Stock is currently quoted on the OTC Pink Sheets, but has experienced very limited trading volume in the over-the-counter market. As a result, there has been no significant public market for our Class A Common Stock historically and an active trading market for our Class A Common Stock may not develop or be sustained after this initial public offering. Also, the initial public offering price for our Class A Common Stock will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our Class A Common Stock after the offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our Class A Common Stock and their independent decisions, over which we have no control. Without an active, liquid trading market for our Class A Common Stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our Class A Common Stock. The market price of our Class A Common Stock could decline significantly due to actual or anticipated issuances or sales of our Class A Common Stock in the future.
Our future ability to pay dividends is subject to restrictions.
Holders of our Class A Common Stock (as well as our Class B Common Stock) are only entitled to receive dividends when, as and if declared by our Board out of funds legally available for dividends. Moreover, our ability to declare and pay dividends to our shareholders is highly dependent upon the ability of the Bank to pay dividends to us, the payment of which is subject to laws and regulations governing banks and financial institutions.
We have not paid any cash dividends on our capital stock since inception and we do not plan to pay cash dividends in the foreseeable future. Any declaration and payment of dividends on our common stock in the future will depend on regulatory restrictions, our earnings and financial condition, our liquidity and capital requirements, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our Board. In addition, prior to the consummation of the merger with MBI, the terms of the MBI merger agreement prohibit us from issuing dividends without the written consent of MBI. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely affect the amount of dividends, if any, paid to our shareholders. See “Dividend Policy.”
Furthermore, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, current and prospective earnings and the level, composition and quality of capital. The guidance provides that we inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, which could impact our ability to pay dividends in the future.
Investors in this offering will experience immediate and substantial dilution in the book value of their investment.
The initial public offering price of our Class A Common Stock will be substantially higher than the net book value per share of our outstanding Class A Common Stock immediately prior to this offering. Therefore, if you purchase our Class A Common Stock in this offering, you will incur an immediate dilution of  $[  ] in net book value per share from the price you paid, based on an assumed initial public offering price of  $[  ] per share (which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). In addition, purchasers who buy shares from us in this offering will have contributed [  ]% of the total consideration paid to us by our shareholders to purchase shares of our common stock, in exchange for acquiring approximately [  ]% of the outstanding shares of our capital stock as of  [  ] after giving effect to this offering. The exercise of outstanding options and the issuance of additional securities by us could result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”
We expect to issue more Class A Common Stock in the future, including as a result of conversions of our Class B Common Stock from time to time and in connection with the consummation of the MBI merger, which may dilute holders of Class A Common Stock.
Federal Reserve policy requires bank holding companies’ capital to be comprised predominantly of voting common stock. Our Class B Common Stock is non-voting common stock, therefore we expect future issuances of Company Shares will be Class A Common Stock. These new issuances of Class A Common Stock, as well as their voting rights, may dilute the interests of the holders of our Class A Common Stock, and increase the market for, and liquidity of, our Class A Common Stock generally, as compared to the market for, and liquidity of, our Class B Common Stock. Historically, we have only issued Class B Common Stock in lieu of shares of our Class A Common Stock upon the request of certain larger shareholders seeking to avoid being regulated as bank holding companies based on their beneficial ownership of our voting common stock. We currently have 752,184 shares of Class B Common Stock issued and outstanding and we have entered into agreements with the holders of our Class B Common Stock that permit them to exchange all or a portion of their Class B Common Stock into an equal number of shares of Class A Common Stock under certain conditions from time to time. Thus, the issuance of Class A Common Stock upon exchange of our outstanding shares of Class B Common Stock could further dilute the voting power or price of our Class A Common Stock.
In addition, the merger of MBI with and into the Company and Marquis Bank with and into the Bank is an all-stock transaction in which shareholders of MBI will be entitled to receive 1.2048 shares of our Class A Common Stock for each share of MBI common stock. The shares of our Class A Common Stock issued to the shareholders of MBI are required to be registered on a Form S-4 prior to the completion of the merger. If the merger had been completed as of June 30, 2019, we expect that we would have issued approximately 4,119,186 shares of Class A Common Stock, assuming none of the MBI shareholders exercised appraisal rights. In that event, former shareholders and optionholders of MBI would own approximately 43.0% of our fully diluted shares outstanding after the consummation of the merger. Thus, the issuance of Class A Common Stock upon consummation of the MBI merger could further dilute the voting power or price of our Class A Common Stock.
The market price of our Class A Common Stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.
The market price of our Class A Common Stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our Class A Common Stock, including, without limitation, the risks discussed elsewhere in this “Risk Factors” section and:
•
actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•
changes in economic or business conditions;

•
the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•
publication of research reports about us, our competitors or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•
operating and stock price performance of companies that investors deem comparable to us;

•
additional or anticipated sales of our Class A Common Stock or Class B Common Stock or other securities by us or our existing shareholders;

•
additions, departures or inability to retain of key personnel;

•
perceptions and speculations in the marketplace regarding our competitors or us;

•
price and volume fluctuations in the overall stock market from time to time;

•
litigation involving us, our industry or both;

•
investigations by regulators into our operations or those of our competitors;

•
new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•
changes in accounting standards, policies, guidelines, interpretations or principles;

•
the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•
actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•
developments or disputes concerning our intellectual property or other proprietary rights;

•
significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•
other economic, competitive, governmental, regulatory or technological factors affecting our operations, pricing, products and services; and

•
other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.

The stock market and, in particular, the market for financial institution stocks have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our Class A Common Stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our Class A Common Stock, which could make it difficult to sell your shares at the volume, prices and times desired.
In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our Class A Common Stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies but not to “emerging growth companies,” including, but not limited to:
•
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•
not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•
reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earlier of  (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock (including our Class A Common Stock and Class B Common Stock) that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. Investors may find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this benefit and, as a result, our future financial statements may not be directly comparable to those of other public companies, including other financial institutions, which have implemented such new or revised accounting standards until we implement such new or revised accounting standards.
Substantial future sales of our Class A Common Stock in the public market, or the perception that these sales may occur, could cause the price of our Class A Common Stock to decline, even if our business is doing well.
Sales of our Class A Common Stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline, even if our business is doing well. All Class A Common Stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or the Securities Act. Substantially all of the remaining Class A Common Stock outstanding after this offering will be available for sale upon the expiration of the 180-day lock-up period, subject to volume, notice and manner of sale restrictions as applicable to us under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up and Securities Act restrictions. Any or all of our Class A Common Stock may be released prior to expiration of the lock-up period at the discretion of the underwriter. To the extent these shares are released before the expiration of the lock-up period and sold into the market, the market price of our Class A Common Stock could decline.
Our executive officers, directors and principal shareholders will continue to have the ability to exert control over us and may exercise influence over matters subject to shareholder approval.
As of August 31, 2019, our directors and our executive officers, or NEOs, and their respective family members and affiliated entities beneficially owned an aggregate of 1,117,086 shares, or approximately 21.4% of our issued and outstanding Class A Common Stock and 54.7% of our Class B Common Stock. Following the completion of this offering, our directors and our executive officers and their respective family members and affiliated entities will beneficially own approximately [  ]% of our outstanding Class A Common Stock (or [  ]% of our Class A Common Stock if the underwriters exercise in full their option to purchase additional shares from us), excluding any shares that any such persons may purchase through the directed share program described in “Underwriting — Directed Share Program.” Consequently, our management and our Board may be able to significantly affect the outcomes of elections of directors and other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. The interests of these insiders could conflict with the interests of our other shareholders, including you.

Our management will have broad discretion over the use and investment of the net proceeds received in this offering and might not apply the proceeds in ways that increase the value of your investment in our Class A Common Stock.
We intend to use the net proceeds to us from this offering to fund the organic growth of our banking operations and for general corporate purposes, which could include future acquisitions in addition to our pending acquisition of MBI and other growth initiatives. Our management will have broad discretion over how these proceeds are used and could spend these proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds to us in securities until we are able to deploy these proceeds will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability.
Completion of the merger with MBI is not a condition to completion of this offering.
Although we do not currently foresee any reason why we and MBI would not consummate the merger after the completion of this offering, there can be no assurance that we will consummate the merger. If we do not consummate the merger, we will have broad discretion in allocating all of the net proceeds of this offering. Additionally, purchasers in this offering will not receive the expected benefits of the merger. Failure to complete the merger could have an adverse effect on our financial condition, results of operation and stock price.
If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our Class A Common Stock share price and trading volume could decline.
Activity in the trading market for our Class A Common Stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to attract or sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts cover us or our business, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our Class A Common Stock would be materially and negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us or our business downgrade our Class A Common Stock or publish inaccurate or unfavorable research about us or our business, the price of our Class A Common Stock would likely decline, possibly substantially. If one or more of these analysts cease coverage of us or our business, or fail to publish reports on us or our business regularly, demand for our Class A Common Stock could decrease, which might cause the price of our Class A Common Stock and trading volume to decline, possibly substantially.
Public company requirements may strain our resources and divert management’s attention, which could adversely impact our ability to execute our strategy and harm operating results.
As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Nasdaq continued listing requirements and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act and other legislative and regulatory actions, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Securities Exchange Act of 1934 requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.
While the members of our Board and our executive officers have substantial experience relevant to our business, they have limited experience with operations as a public company upon which you can base your expectations of our future success or failure in complying with public company requirements. Our management may fail to comply with public company requirements, or may fail to do so effectively and efficiently, each would materially and adversely harm our ability to execute our strategy, and consequently, our operating results.

Furthermore, as a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If these claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of management and adversely affect our business, prospects, cash flow, liquidity, financial condition and results of operations.
Our new public company status and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board, particularly to serve on the audit committee and compensation committee, and qualified executive officers.
Provisions in our governing documents and Florida law may have an anti-takeover effect and there are substitutional regulatory limitations on changes of control of bank holding companies.
Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our Board or management.
Our Articles of Incorporation and our Bylaws may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control or a replacement of our Board or management. Our governing documents include provisions that:
•
empower our Board, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are to be set by our Board;

•
divide our Board into three classes serving staggered three-year terms;

•
provide that directors may be removed from office only for cause and only upon a 66 2∕3% vote of the shares of the Company then entitled to vote at an election for that director;

•
prohibit shareholder action by written consent;

•
require holders of at least 50% of all of the votes entitled to vote on any issue proposed to be considered at a special meeting to call a special meeting by submitting one or more written demands for the special meeting describing the purposes or purpose of such meeting;

•
eliminate cumulative voting in elections of directors;

•
provide that our Board has the exclusive authority to adopt or amend our Bylaws;

•
require shareholders that wish to bring business before annual or special meetings of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, to provide timely notice of their intent in writing; and

•
enable our Board to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase until the next meeting of shareholders by a majority vote of the directors present at a meeting of directors.

In addition, certain provisions of Florida law may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or its holding company. These laws include the BHC Act of 1956, as amended, or the BHC Act, and the Change in Bank Control Act, or the CBCA. These laws could delay or prevent an acquisition.
Furthermore, our Articles of Incorporation, as amended, provide that the state and federal courts in or for Miami-Dade County, Florida or Palm Beach County, Florida will be the exclusive forums for (i) an action or proceeding asserting a claim for breach of fiduciary duty, (ii) any proceeding brought on behalf of the Company, (iii) any proceedings asserting a claim arising pursuant to any provision of the Florida Business Corporations Act, or the FBCA, our Articles of Incorporation or our Bylaws, (iv) proceedings asserting a claim governed by the internal affairs doctrine; provided that if such state and federal courts lack personal or subject matter jurisdiction over an action, the sole and exclusive forum for such proceeding will be in another court located in Florida. Any person purchasing or otherwise acquiring any interest in our shares will be deemed to have notice of and have consented to this provision. The exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions is restricted.
Our primary asset is Professional Bank. We depend upon the Bank for cash distributions (through dividends on the Bank’s common stock) that we use to pay our operating expenses and satisfy our other financial obligations. Federal statutes, regulations and policies restrict the Bank’s ability to make cash distributions to us. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. Further, the Bank’s regulators the ability to restrict the Bank’s payment of dividends by supervisory action. If the Bank is unable to pay dividends to us, we may not be able to satisfy our obligations or, if applicable, pay dividends on our common stock (including our Class A Common Stock and Class B Common Stock).
An investment in our Class A Common Stock is not an insured deposit and is subject to risk of loss.
Any shares of our Class A Common Stock you purchase in this offering will not be a deposit or other obligation of the Bank and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of bearing the potential loss of your entire investment.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A Common Stock, which could depress the market price of our Class A Common Stock.
Our Articles of Incorporation authorize us to issue up to 10,000,000 shares of one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A Common Stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our Class A Common Stock.
Risks Related to the Pending Acquisition of MBI
Because the market price of our Class A Common Stock will fluctuate, the value of the merger consideration to be received by MBI common shareholders is uncertain.
Upon completion of the merger, each share of outstanding MBI common stock will be converted into the right to receive 1.2048 shares of our Class A Common Stock, with cash paid in lieu of any remaining fractional shares. If the merger had been completed as of June 30, 2019, we expect that we would have issued approximately 4,119,186 shares of Class A Common Stock, assuming none of the MBI shareholders exercised appraisal rights. Any change in the market price of our Class A Common Stock prior to the completion of the merger will affect the market value of the per share merger consideration that MBI common shareholders will receive upon completion of the merger. At the time of the MBI special meeting, MBI common shareholders will not know or be able to calculate the value of our Class A Common Stock they will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond our control. There will be no adjustment to the merger consideration based on changes in the market price of our Class A Common Stock and the merger agreement cannot be terminated due to a change in the price. Such conditions or changes could have the effect of causing adverse changes in the price of our Class A Common Stock and dilution to our shareholders which might have a material adverse effect on our financial condition following the merger.
Completion of the merger is subject to the receipt of approvals from bank regulatory authorities, which may not be received, may take longer than expected or may impose conditions that could have an adverse effect on us.
Before the merger may be completed, we must obtain various approvals or consents from the Federal Reserve, FDIC, and the Florida Office of Financial Regulation, which we refer to as the regulatory approvals. These bank regulatory approvals may not be received at all, may not be received in a timely fashion, or may contain conditions on the completion of the merger that are burdensome on us or the combined company, not anticipated or cannot be met. Such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting our revenues following the merger, any of which might have a material adverse effect on us following the merger.
Furthermore, we (and MBI) are not obligated to complete the merger if the regulatory approvals received in connection with the merger include any condition or restriction or taking of any action that in our good faith judgment would have a material adverse effect on us and the Bank as a whole after giving effect to the merger. As of the date of this prospectus, we have not received any of the bank regulatory approvals required for consummation of the merger.
There can be no assurance when or if our proposed acquisition of MBI will be completed.
The merger agreement contains a number of conditions which must be fulfilled to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law, the merger will not occur or will be delayed and we may lose some or all of the intended benefits of the merger. The following conditions, in addition to other closing conditions set forth in the merger agreement, must be satisfied or waived, before we and MBI are obligated to complete the merger:
•
the receipt of shareholder approval from both our and MBI’s shareholders;

•
the receipt of an opinion as to the tax-free nature of the merger;

•
all required regulatory approvals must be obtained without the imposition of a materially burdensome regulatory condition (as defined in the merger agreement);

•
the registration statement on Form S-4 filed with respect to the shares of our Class A Common Stock to be issued in the merger must become effective under the Securities Act, and no stop order shall have been initiated or threatened by the SEC;

•
the shares of our Class A Common Stock to be issued in the merger must be approved for listing on Nasdaq;

•
the accuracy of the representations and warranties and material compliance by the other party with its covenants;

•
the closing of this underwritten public offering of our Class A Common Stock on Form S-1; and

•
no event having occurred since the date of the merger agreement which has resulted in a material adverse effect (as defined in the merger agreement) on either party.

In addition, the merger agreement may be terminated in certain circumstances if the merger is not consummated on or before August 9, 2020. We cannot assure you that all of the conditions precedent in the merger agreement will be satisfied, or to the extent legally permissible, waived, or that the acquisition of MBI will be completed.

We will be subject to business uncertainties and contractual restrictions while the merger is pending.
The merger agreement with MBI restricts us from taking certain actions without MBI’s written consent while the merger is pending. These restrictions, subject to certain exceptions, include restrictions on our ability to modify employment contracts, hire new executive officers, increase salaries more than in the ordinary course of business, sell, transfer mortgage or encumber property outside of the ordinary course of business, amend certain of our policies and organizational documents, make material changes to our deposit mix, acquire assets or other properties, and other restrictions. These restrictions may prevent us from retaining employees or pursuing business opportunities that may arise prior to the completion of the merger and, therefore, could have a material adverse effect on our business, financial condition and results of operations. Please see the section entitled “Business of Professional Holding Corp. — Recent Developments” for a description of the restrictive covenants applicable to us.
Combining the business and operations of MBI with ours may be more difficult, costly or time-consuming than expected, or could result in the loss of clients, and as a result, we may not be able to achieve the anticipated results from the merger.
The success of the merger will depend, in part, on our ability to realize the estimated cost savings and other enhancements from combining MBI’s business and operations with ours. Our ability to realize these cost savings and enhancements will depend, in part, on our ability to successfully combine the business and operations of MBI with ours. If our estimates are inaccurate or we are not able to successfully combine our companies, the anticipated cost savings and enhancements may not be realized fully or at all, or may take longer to realize than expected. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business, the diversion of management attention, or inconsistencies in standards, controls, procedures and policies that adversely affect the combined companies’ ability to maintain relationships with clients and employees or to achieve the anticipated benefits and cost savings of the merger. As with any combination of banking institutions, there also may be business disruptions that cause us or MBI to lose clients or cause current clients to withdraw their deposits from the Bank or Marquis Bank. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on us during this transition period and for an undetermined period after consummation of the merger.
We may not be successful in overcoming these risks or other problems encountered in connection with other potential acquisitions or expansion activity. Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy and enhance shareholder value, which, in turn, could have a material adverse effect on our business, financial condition or results of operations. Additionally, we expect that we will record approximately $38.2 million of goodwill in connection with the merger. See “Unaudited Pro Forma Combined Consolidated Condensed Financial Information — Note C.” Our financial condition and results of operation may be adversely affected if that goodwill is determined to be impaired.
We expect to incur substantial expenses in connection with consummation of the merger and if the merger is not completed, we will have incurred substantial expenses without realizing the expected benefits of the merger.
We have incurred and expect to incur substantial expenses in connection with consummation of the merger and combining the business, operations, networks, systems, technologies, policies and procedures of the Professional and MBI. Although we have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond our control that could affect the total amount or the timing of our combination expenses. Many of the expenses that will be incurred are, by their nature, difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the merger could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the combination of the businesses following the consummation of the merger. As a result of these expenses, we expect to take charges against our earnings before and after the completion of the merger. The charges taken in connection with the merger are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

In the event that the consummation of the merger is not completed, we will have incurred substantial expenses in connection with our proposed acquisition of MBI, including legal and other fees related to the negotiation and drafting of the merger agreement. In preparation for the consummation of the merger, we will also incur the additional costs and expenses of preparing and filing a registration statement on Form S-4, printing and mailing a joint proxy statement/prospectus to solicit shareholder approval of the merger, and all filing and other fees expected to be paid to the SEC, bank regulatory authorities, and other governmental agencies in connection with the proposed merger. If the merger is not completed, we would have to recognize these expenses without realizing the expected benefits of the merger.
The unaudited pro forma combined condensed financial information included in this document is illustrative only and the actual financial condition and results of operations after the merger may differ materially.
The unaudited pro forma combined condensed financial statements in this document are presented for illustrative purposes only. The unaudited pro forma combined condensed financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. A final determination of the fair values of MBI’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of MBI that exist as of the date the merger becomes effective. Consequently, fair value adjustments and amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma combined condensed financial statements presented herein and could result in a material change in amortization of acquired intangible assets. In addition, the value of the final merger consideration will be based on the closing price of Class A common stock on the date the merger becomes effective. For more information, please see the section entitled “Unaudited Pro Forma Combined Condensed Financial Statements.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This prospectus contains forward-looking statements, which reflect our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding, among other things, future events or future results, in contrast with statements that reflect historical facts. These statements are often, but not always, made through the use of conditional words such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should or” the negative versions of these terms or other comparable terminology. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
Important factors related to forward-looking statements may include, among others, risks and assumptions regarding:
•
the strength of the United States economy in general and the strength of the local economies in which we conduct operations;

•
our ability to successfully manage interest rate risk, credit risk, liquidity risk, and other risks inherent to our industry;

•
the accuracy of our financial statement estimates and assumptions, including the estimates used for our loan loss reserve and deferred tax asset valuation allowance;

•
increased competition and its effect on pricing of our products and services as well as our margins;

•
legislative or regulatory changes;

•
our ability to comply with the extensive laws and regulations to which we are subject, including the laws for each jurisdiction where we operate;

•
the limited quotation and trading activity of our Class A Common Stock;

•
the concentration of ownership of our Class A Common Stock;

•
fluctuations in the price of our Class A Common Stock;

•
the Bank’s ability to make cash distributions to us and our ability to declare and pay dividends, the payment of which is subject to our capital and other requirements;

•
changes in accounting principles, policies, practices or guidelines, including the effects of forthcoming CECL implementation;

•
the soundness of other financial institutions;

•
the effects of our lack of a diversified loan portfolio and concentration in the South Florida market, including the risks of geographic, depositor, and industry concentrations, including our concentration in loans secured by real estate;

•
our ability to fund and manage our growth, both organic growth as well as growth through other means, such as future acquisitions;

•
the frequency and magnitude of foreclosure of our loans;

•
changes in the securities and real estate markets;

•
negative publicity and the impact on our reputation;

•
our ability to attract and retain highly qualified personnel;

•
technological changes;

•
our ability to manage operational risks, including, but not limited to, client, employee, or third-party fraud and security breaches, computer viruses, and data processing system failures and errors;

•
changes in monetary and fiscal policies of the U.S. Government and the Federal Reserve;

•
inflation, interest rate, unemployment rate, market, and monetary fluctuations;

•
the efficiency and effectiveness of our internal control environment;

•
the ability of our third-party service providers’ to continue providing services to us and clients without interruption;

•
the effects of harsh weather conditions, including hurricanes, and man-made disasters;

•
the willingness of clients to accept third-party products and services rather than our products and services and vice versa;

•
changes in consumer spending and saving habits;

•
growth and profitability of our noninterest income;

•
anti-takeover provisions under federal and state law as well as our governing documents;

•
the businesses of the Company and MBI may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected;

•
the expected growth opportunities or cost savings from the merger with MBI may not be fully realized or may take longer to realize than expected;

•
deposit attrition, operating costs, customer losses, and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;

•
the regulatory approvals required for the merger may not be obtained, and if obtained, they may not be obtained on the expected terms or on the anticipated schedule;

•
termination of the merger agreement with MBI, or failure to complete the merger, could negatively impact our stock and our future business and financial results;

•
we will be subject to business uncertainties and contractual restrictions while the merger is pending that could be harmful to our operations;

•
if the merger is not completed, we will have incurred substantial expenses and committed substantial time and resources without realizing the expected benefits of the merger;

•
other risks described from time to time in our filings with the SEC; and

•
our ability to manage the risks involved in the foregoing.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus, including those discussed in the section entitled “Risk Factors.” If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. New factors emerge from time to time, and it is not possible for us to predict which will arise. We do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments, except as required by law.

USE OF PROCEEDS
Assuming an initial public offering price of  $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our Class A Common Stock in this offering will be $      million (or $      million if the underwriters exercise in full their option to purchase additional shares from us), after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our Class A Common Stock by the selling shareholder.
Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease (as applicable) the net proceeds to us from this offering by approximately $      million (or approximately $      million if the underwriters elect to exercise in full their option to purchase additional shares from us), in each case, assuming the number of shares we sell, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us. Pursuant to the terms of our registration rights agreement with the selling shareholder, all expenses incurred in connection with the registration for resale of the selling shareholder’s shares to be sold in this offering, including all registration, filing and qualification fees, printing expenses, fees and disbursements of counsel for the Company and expenses of any special audits of the Company’s financial statements incidental to or required by such registration, will be borne by us, except we are not required to pay underwriters’ fees, discounts or commissions relating to the selling shareholder’s shares.
We intend to use the net proceeds to us from this offering to support our continued growth, including organic growth and potential future acquisitions, and for general corporate purposes. We may also use a portion of the proceeds to cover cash expenditures in connection with our pending acquisition of MBI (which could include change in control and other employment-related payments and contract termination fees), as more particularly described in “Business — Recent Developments”. We may also use the proceeds from this offering to fund acquisitions of other institutions or branches or other assets of other institutions, although we do not have any present plans to make any acquisitions other than our pending acquisition of MBI. Our management will retain broad discretion to allocate the net proceeds to us from this offering. The precise amounts and timing of our use of the proceeds to us from this offering will depend upon market conditions, among other factors. Proceeds held by us will be invested in short-term investments until needed for the uses described above.

DIVIDEND POLICY
Holders of our Class A Common Stock are only entitled to receive dividends when and if declared by our Board out of funds legally available for dividends. We have never paid any cash dividends on our common stock and we do not intend to pay dividends for the foreseeable future. As a Florida corporation, we are only permitted to pay dividends to shareholders if, after giving effect to the dividend, (i) the Company is able to pay its debts as they become due in the ordinary course of business and (ii) the Company’s assets exceeds the sum of Company’s (A) liabilities plus (B) the amount that would be needed for the Company to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend, if any.
Dividend Restrictions
Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal banking laws, regulations and policies. See “Supervision and Regulation — Dividends.”
In addition, prior to the consummation of the merger with MBI, the terms of the MBI merger agreement prohibit us from making, declaring, paying or setting aside for payment any dividend or distribution of common stock without the written consent of MBI. Furthermore, under the terms of MBI’s subordinated notes due 2026, and the related subordinated note purchase agreements, which we will assume upon consummation of our proposed acquisition of MBI, we will not be not permitted to declare or pay any dividends on our capital stock if an event of default occurs under the terms of the subordinated notes, excluding any dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, any class of our common stock and any declaration of a non-cash dividend in connection with the implementation of a shareholders’ rights plan.
Our ability to pay dividends to our shareholders in the future will depend on regulatory restrictions, our liquidity and capital requirements, our earnings and financial condition, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our Board.

CAPITALIZATION
The following table shows our capitalization and regulatory capital ratios on a consolidated basis, as of June 30, 2019:
•
on an actual basis;

•
on an as adjusted basis to give effect to the issuance and sale by us of           shares of our Class A Common Stock in this offering and the receipt of the net proceeds therefrom (assuming the underwriters do not exercise their option to purchase additional shares from us) at an assumed initial public offering price of  $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us; and

•
on a pro forma as adjusted basis to give effect (1) to the issuance and sale by us of      shares of our Class A Common Stock, in this offering and the receipt of the net proceeds therefrom (assuming the underwriters do not exercise their option to purchase additional shares from us) at an assumed initial public offering price of  $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, and (2) the consummation of our acquisition of MBI and the issuance of approximately 4,119,186 shares of our Class A Common Stock to the former shareholders of MBI, based on the conversion ratio of 1.2048 shares of our Class A Common Stock for each share of MBI common stock outstanding immediately prior to the effective time of the merger with MBI.

You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.
(Dollars in thousands)	Actual	As Adjusted		Pro Forma As Adjusted
Long-Term Debt
Subordinated Debt	$—	$		$
Shareholders’ Equity
Preferred Stock, $0.01 par value per shares, 10,000,000 shares authorized, no shares issued or outstanding	$—	$		$
Common Stock, $0.01 par value per share, 60,000,000 shares authorized (50,000,000 Class A and 10,000,000 Class B), 5,937,987 shares issued and outstanding (5,185,803 Class A and 752,184 Class B); [ ] shares issued and outstanding, as adjusted ([ ] Class A and [ ] Class B); and [ ] shares issued and outstanding, pro forma as adjusted ([ ] Class A and [ ] Class B)	60
Treasury stock, at cost	(655)
Additional paid-in capital	76,612
Retained earnings	4,969
Accumulated Other Comprehensive Loss	(64)
Total shareholders’ equity	80,922
Total capitalization
Company Capital Ratios
Leverage ratio	9.61%		%		%
Tier 1 common equity to risk-weighted assets	13.07%		%		%
Tier 1 capital to risk-weighted assets	13.07%		%		%
Total capital to risk-weighted assets	14.15%		%		%
Tangible common equity(1) to total assets	9.09%		%		%
Book value per share	$13.63	$		$
Tangible book value per share(1)	$13.63	$		$

(1)
This is a non-GAAP financial measure. Please see the section entitled “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation to the most comparable GAAP number.

A $1.00 increase (decrease) in the assumed initial public offering price of  $      per share would increase (decrease) our as adjusted total shareholder’s equity and total capitalization by approximately $      million, assuming no change to the number of shares being offered hereby as set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. The as adjusted capitalization assumes that the underwriters’ option is fully exercised.

DILUTION
If you invest in our Class A Common Stock in this offering, your ownership interest will be diluted to the extent the initial public offering price per share of our Class A Common Stock exceeds the pro forma as adjusted net tangible book value per share of our common stock (including our Class A Common Stock and Class B Common Stock) immediately following this offering. As of June 30, 2019, the net tangible book value of our common stock was approximately $80.9 million, or $13.63 per share of common stock based on 5,937,987 shares of our common stock issued and outstanding (including 5,185,803 shares of Class A Common Stock and 752,184 shares of Class B Common Stock).
After giving effect to the sale of          shares of our Class A Common Stock by us in this offering (assuming the underwriters do not exercise their option to purchase additional shares from us) at an assumed initial public offering price of  $[  ] per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2019 would have been approximately $[  ] million, or $[  ] per share. Therefore, under those assumptions, this offering will result in an immediate increase of  $[  ] in the net tangible book value per share of existing shareholders and an immediate dilution of  $[  ] in the net tangible book value per share to investors purchasing shares in this offering, or approximately [  ]% of the assumed initial public offering price of  $[  ] per share. Sales of shares by our selling shareholder in this offering do not affect our net tangible book value.
The following table illustrates the calculation of the amount of dilution per share as of June 30, 2019 that a new investor of our Class A Common Stock in this offering will incur given the assumptions above: (i) without giving effect to the issuance of shares in the merger with MBI, and (ii) on a pro forma basis, assuming the merger with MBI was effective as of June 30, 2019:
	Per Share		Per Share, Pro Forma
Assumed initial public offering price per share	$	[ ]	$
Net tangible book value per share as of June 30, 2019		$13.63
Increase in net tangible book value per share attributable to new investors	$	[ ]
Pro forma as adjusted net tangible book value per share after giving effect to this offering	$	[ ]	$
Dilution per share to new investors in this offering	$	[ ]	$
Each $1.00 increase (decrease) in the assumed initial public offering price of  $[  ] per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds of this offering by approximately $[  ] million (or approximately $[  ] million if the underwriters elect to fully exercise their option to purchase additional shares from us), assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds of this offering by approximately $[  ] million (or approximately $[  ] million if the underwriters elect to fully exercise their option to purchase additional shares from us), assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information presented in this prospectus is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.
If the underwriters’ option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be $[  ] per share and $[  ] per share, respectively, and the dilution to new investors participating in this offering would be $[  ] per share and $[  ] per share, respectively, under the two scenarios presented (i.e., without giving effect to the proposed merger with MBI and on a pro forma basis giving effect to the merger with MBI).
The information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares, other terms of this offering determined at pricing, and the number of shares issued in the merger with MBI.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2019, the differences between the number of shares of Class A Common Stock purchased from us, the total price and the average price per share paid by existing shareholders and by the new investors in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of  $[    ] per share (the midpoint of the price range set forth on the cover page of this prospectus).
	Shares Held		Total Consideration			Average Price per Share
(Dollars in thousands, except per share amounts)	Number	Percent	Amount		Percent
Shareholders as of June 30, 2019	5,937,987	%		$76,034	%		$12.80
New investors in this offering						$
Total		%	$		%	$
Assuming no shares are sold to existing shareholders in this offering, sales of shares of our Class A Common Stock by the selling shareholder in this offering will reduce the number of shares held by existing shareholders to [  ], or approximately [  ]%, of the total shares of our common stock outstanding after this offering, and will increase the number of our shares held by new investors to [  ], or approximately [  ]%, of the total shares of our common stock outstanding after this offering.
After giving effect to the sale of shares in this offering by the selling shareholder and us, if the underwriters exercise in full their option to purchase additional shares from us, the percentage of shares of our Class A Common Stock held by existing shareholders will decrease to approximately [  ]% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to [  ], or approximately [  ]% of the total shares of our common stock outstanding after this offering.
The immediately preceding table and the two immediately preceding paragraphs above exclude the following as of June 30, 2019:
•
shares of our Class A Common Stock issuable upon the settlement of 954,500 outstanding share appreciation rights with a weighted average base price of  $14.95, which may be settled in cash or stock in our Board’s discretion;

•
181,233 shares of our Class A Common Stock issuable upon exercise of stock options outstanding at June 30, 2019 with a weighted average exercise price of  $12.57 per share and 35,914 additional shares available to be issued under our 2016 Amended and Restated Stock Option Plan;

•
297,501 shares of our Class A Common Stock available for issuance under our 2019 Equity Incentive Plan;

•
approximately 4,119,186 shares of our Class A Common Stock expected to be issued to former shareholders of MBI in connection with our acquisition of MBI; and

•
the effect of the repurchase of 200,000 shares of our Class A Common Stock from one of our shareholders for a purchase price of  $17.50 per share (see “Prospectus Summary –– Share Repurchase”).

To the extent that any of the foregoing are exercised, investors participating in the offering will experience further dilution.

PRICE RANGE OF OUR CLASS A COMMON STOCK
Prior to this offering, our Class A Common Stock has not been traded on an established public trading market, although quotations for our Class A Common Stock were reported on the OTC Pink, or the Pink Open Market, under the symbol “PFHD.” The over-the-counter market for our Class A Common Stock is sporadic and at times very limited and the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our Class A Common Stock in an active market. Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.
Historical Closing Prices of Our Class A Common Stock
Quarter Ended	High	Low
Third Quarter 2019 (through September 19)	$18.50	$17.37
Second Quarter 2019	$17.62	$17.27
First Quarter 2019	$17.80	$15.20
Fourth Quarter 2018	$17.50	$15.08
Third Quarter 2018	$18.10	$17.25
Second Quarter 2018	$18.00	$17.00
First Quarter 2018	$17.55	$15.51
Fourth Quarter 2017	$16.00	$13.90
Third Quarter 2017	$14.05	$13.50
Second Quarter 2017	$13.50	$13.50
First Quarter 2017	$13.50	$13.50
As of August 31, 2019, there were approximately 296 holders of record of our Class A Common Stock.
We anticipate that this offering and the anticipated listing of our Class A Common Stock on the Nasdaq Global Market will result in a more active trading market for our Class A Common Stock. However, we cannot assure you that a liquid trading market for our Class A Common Stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the accompanying notes and other financial information appearing elsewhere in this prospectus. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences include, but are not limited to, those identified below, and those described in the sections titled “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” of this prospectus.
Overview
This section presents our financial condition and results of operations on a consolidated basis. However, we conduct all of our material business operations through our wholly owned bank subsidiary, Professional Bank, which we refer to as the Bank, and the discussion and analysis that follows primarily relates to activities conducted by the Bank. We currently conduct operations through our headquarters in Coral Gables, Florida, and our four branches and four loan production offices located throughout South Florida. For more information about our business, see “Business of Professional Holding Corp.”
Our principal business is lending to and accepting deposits from small to medium sized businesses, the owners and operators of these businesses, as well as other professionals, entrepreneurs and high net worth individuals. We generate the majority of our revenue from interest earned on loans, investments and other interest earning assets, such as federal funds sold and interest earning deposits with other institutions; loan and deposit fees and service charges; and fees relating to the sale of mortgage loans, swap referrals and SBA loan originations. We incur interest expense on deposits and other borrowed funds, as well as operating expenses, such as salaries and employee benefits and occupancy expenses. For further information about our business, see “Business of Professional Holding Corp.”
Our management’s discussion and analysis is intended to provide the reader with information that will assist in understanding our business, results of operations, financial condition and financial statements; changes in certain key items in our financial statements from period to period; and the primary factors that we believe impact our financial results.
2019 Highlights
Highlights of our performance and financial condition as of and for the six months ended June 30, 2019 and other key events that have occurred during 2019 are provided below.
Results of Operations
•
Net income of  $0.9 million, which represented an increase of  $0.1 million, or 14.5%, compared to the same period in 2018.

•
Net interest income of  $13.4 million, which represented an increase of  $3.4 million, or 34.5%, compared to the same period in 2018. This increase was primarily due to loan growth and slightly increased yields on loans, partially offset by an increase in total deposits, as well as increased rates paid on deposit products.

•
Provision for loan losses was $0.4 million, which represented a decrease of approximately $0.1 million, or 22.0%, compared to the same period in 2018.

•
Noninterest income totaled $1.3 million, which represented an increase of  $0.4 million, or 41.9%, compared to the same period in 2018. This increase was primarily due to increased origination fees on SBA loans.

•
Noninterest expense of  $13.0 million, which represented an increase of  $3.8 million, or 41.4%, compared to the same period in 2018. This increase was primarily due to increased employee headcount, opening additional bank locations and preparations to open our Digital Innovation Center.

Financial Condition
•
Total assets increased to $890.4 million, which represented an increase of  $160.8 million, or 22%, compared to December 31, 2018. This increase was largely attributable to net loan growth of $114.3 million.

•
Net loans increased to $715.8 million, an increase of  $114.3 million, or 19%, compared to December 31, 2018. We experienced growth across all loan categories, with the largest growth experienced in commercial real estate, residential, and construction and development.

•
Nonperforming assets totaled $1.1 million, which includes only one loan being classified as nonperforming. There were no nonperforming assets as of December 31, 2018.

•
As of June 30, 2019, we were well-capitalized, with a total risk-based capital ratio of 14.1%, a tier 1 risk-based capital ratio of 13.1%, a common equity tier 1 capital ratio of 13.1%, and a leverage ratio of 9.6%. As of June 30, 2019, all of our regulatory capital ratios exceeded the thresholds to be well capitalized under the applicable bank regulatory requirements.

Other Highlights
•
In January 2019, we hired a private banking team from a large South Florida-based bank to establish our Doral, FL loan production office, which opened in July 2019.

•
In May 2019, we converted our Boca Raton, FL loan production office into a full-service branch and we opened our fifth branch in Miami, FL (Dadeland).

•
In May 2019, we hired the former president of a South Florida-based community bank and a banking team from a large national bank to establish our Wellington, FL loan production office, which opened in July 2019.

•
In August 2019, we entered into a merger agreement to acquire Marquis Bancorp, Inc. and its wholly owned subsidiary, Marquis Bank, for shares of our Class A Common Stock.

•
In October 2019, we anticipate opening our Digital Innovation Center in Cleveland, OH.

The Merger
On August 9, 2019, we entered into a definitive merger agreement to acquire MBI and its wholly owned subsidiary, Marquis Bank, headquartered in Coral Gables, Florida. Marquis Bank will add three branches to our Miami-Dade MSA footprint, and on a combined pro forma basis would make us the 12th largest independent community bank based in Florida and the fourth largest independent community bank based in South Florida. Pursuant to the merger agreement, each share of outstanding MBI common stock will be converted into the right to receive 1.2048 shares of our Class A Common Stock, with cash paid in lieu of any remaining fractional shares. If the merger had been completed on June 30, 2019, we expect that we would have issued approximately 4,119,186 shares of our Class A Common Stock, assuming none of the MBI shareholders exercised appraisal rights. In addition, all stock options of MBI granted and outstanding prior to the merger will be converted into an option to receive shares of Class A Common Stock based on the exchange ratio. Upon completion of this transaction, which is subject to several conditions to closing, including the approval of bank regulators, both companies’ shareholders approvals, the closing of this initial public offering, and an effective Form S-4, the pro forma combined institution is expected to have approximately $1.6 billion in total assets, total net loans of  $1.3 billion and total deposits of  $1.3 billion as of June 30, 2019. We expect to consummate the transaction in early 2020.

Marquis Bancorp Inc.’s Financial Condition and Results of Operations.   As of June 30, 2019, MBI had total assets of  $680.3 million, net loans of  $558.5 million, total deposits of  $558.6 million and $54.6 million of shareholders’ equity. At June 30, 2019, MBI’s nonperforming assets (consisting of nonaccrual loans, troubled debt restructured loans, loans past due 90 days or more and still accruing interest and other real estate owned) were approximately $1.8 million, or 0.3% of total assets.
For the six months ended June 30, 2018 and the year ended December 31, 2018, MBI had net income of  $3.4 million and $6.8 million, respectively. MBI’s net interest margin for the six months ended June 30, 2019 and year ended December 31, 2018 were 3.7% and 3.7%, respectively, and its return on average equity was 13.0% (annualized) and 14.5%, respectively. Its efficiency ratio for the six months ended June 30, 2019 and the year ended December 31, 2018 was 57.3% and 55.0%, respectively.
At June 30, 2019, the MBI loan portfolio consisted primarily of commercial real estate loans, residential real estate loans, commercial loans, and construction and development loans, as set forth below.
	June 30, 2019
(Dollars in thousands)	Amount	Percent
Commercial real estate	$388,578	68.9%
Residential real estate	70,514	12.5%
Commercial	82,437	14.6%
Construction and development	18,277	3.2%
Consumer and other loans	4,232	0.8%
Total loans	$564,038	100.0%
Rationale for the Merger.   We believe our proposed acquisition of MBI will support our current business and allow us to expand our presence in our existing market. MBI’s operations will enhance our existing operations and enable us to add lenders and banking services in our existing market. We expect that our high-end service, technology platform and wide range of products and services will allow us to enhance relationships with MBI’s existing clients, as well as expanding our platform for generating new relationships.
We believe a number of factors will position us for significant improvements in growth and earnings within MBI’s franchise by:
•
enabling us to achieve operational efficiencies and potential cost savings through consolidating and integrating MBI’s operations into our existing operations;

•
enhancing our ability to grow organically through offering our products and services to former MBI clients;

•
the senior management and staff of MBI will add important skills to the combined organization;

•
the combined institution will benefit from increased credit portfolio diversity and increased lending capacity;

•
provides an attractive opportunity to expand our market presence in Miami-Dade and Broward counties, which is within our existing market footprint;

•
our expectation that an “in-market” acquisition will result in greater client retention and smoother integration;

•
the merger is expected to accelerate our growth strategy and profitability targets; and

•
the complementary fit of MBI’s business with ours, which our management believes will enable the combined institution to deliver improved services to clients to achieve stronger financial performance and enhance shareholder value.

As a result of the merger, we believe that we will be able to efficiently integrate MBI’s operations, expand its business opportunities and enhance our profitability. We believe that other opportunities for strategic acquisitions exist in the State of Florida, both within and without our current market.

Results of Professional Holding Corp.’s Operations for the Six Months Ended June 30, 2019 and 2018
Net Income
The following table sets forth the principal components of net income for the periods indicated.
	Six Months Ended June 30,
(Dollars in thousands)	2019	2018	Change
Interest income	$18,270	$12,142	50.5%
Interest expense	4,918	2,218	121.7%
Net Interest income	13,352	9,924	34.5%
Provision for loan losses	382	490	(22.0)%
Net interest income after provision	12,970	9,434	37.5%
Noninterest income	1,283	904	41.9%
Noninterest expense	13,047	9,224	41.4%
Income before income taxes	1,206	1,115	8.2%
Income tax expense	352	369	(4.6)%
Net income	$854	$746	14.5%
Net income for the six months ended June 30, 2019 was $0.9 million, an increase of  $0.1 million, or 14.5%, from net income for the six months ended June 30, 2018 of  $0.7 million. Interest income increased $6.1 million while interest expense increased $2.7 million, resulting in a net interest income increase of $3.4 million for the six months ended June 30, 2019 compared to the same period in the prior year. The increase in our interest income was primarily due to growth in our loan portfolio and increased yield on our loan portfolio. Provision for loan losses decreased by $0.1 million for the six months ended June 30, 2019 compared to the same period in the prior year due to the reclassification of unfunded provision reserves. Noninterest income increased $0.3 million and noninterest expense increased $3.8 million for the six months ended June 30, 2019 compared to the same period in the prior year. The increase in noninterest expense for the six months ended June 30, 2019 compared to the same period in the prior year was primarily a result of increased employee headcount, opening additional banking locations and preparations to open our Digital Innovation Center in Cleveland, Ohio.
Net Interest Income and Net Interest Margin Analysis
We analyze our ability to maximize income generated from interest earning assets and control the interest expenses of our liabilities, measured as net interest income, through our net interest margin and net interest spread. Net interest income is the difference between the interest and fees earned on interest earning assets, such as loans and securities, and the interest expense paid on interest bearing liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest margin is a ratio calculated as annualized net interest income divided by average interest earning assets for the same period. Net interest spread is the difference between average interest rates earned on interest earning assets and average interest rates paid on interest-bearing liabilities.
Changes in market interest rates and the interest rates we earn on interest earning assets or pay on interest-bearing liabilities, as well as in the volume and types of interest earning assets, interest bearing and noninterest-bearing liabilities and shareholders’ equity, are usually the largest drivers of periodic changes in net interest income, net interest margin and net interest spread. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment rates, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, the economic and competitive conditions in the Miami-Dade metropolitan area, as well as developments affecting the real estate, technology, government services, hospitality and tourism and financial services sectors within the Miami-Dade metropolitan area. Our ability to respond to changes in these factors by using effective asset-liability management techniques is critical to maintaining the stability of our net interest income and net interest margin as our primary sources of earnings.

The following table shows the average outstanding balance of each principal category of our assets, liabilities and shareholders’ equity, together with the average yields on our assets and the average costs of our liabilities for the periods indicated. Such yields and costs are calculated by dividing the annualized income or expense by the average daily balances of the corresponding assets or liabilities for the same period.
	For the Six Months Ended June 30,
	2019			2018
(Dollars in thousands)	Average Outstanding Balance	Interest Income/Expense(4)	Average Yield/Rate	Average Outstanding Balance	Interest Income/Expense(4)	Average Yield/Rate
Assets
Interest earning assets
Interest-bearing deposits	$60,232	$728	2.42%	$25,343	$234	1.85%
Federal funds sold	23,350	295	2.53%	20,222	175	1.73%
Federal Reserve Bank stock, FHLB stock and other corporate stock	3,982	127	6.39%	2,877	86	5.98%
Investment securities	27,346	332	2.43%	24,717	303	2.45%
Loans(1)	648,862	16,787	5.17%	475,967	11,344	4.77%
Total interest earning assets	763,772	18,270	4.78%	549,126	12,142	4.42%
Noninterest earning assets	39,825			29,862
Total assets	803,596			578,988
Liabilities and shareholders’ equity
Interest-bearing liabilities
Interest-bearing deposits	519,613	4,411	1.70%	372,770	1,940	1.04%
Borrowed funds	42,546	507	2.38%	29,337	278	1.90%
Total interest-bearing liabilities	562,158	4,918	1.75%	402,107	2,218	1.10%
Noninterest-bearing liabilities
Noninterest-bearing deposits	149,794			112,233
Other noninterest-bearing liabilities	11,341			6,726
Shareholders’ equity	80,302			57,923
Total liabilities and shareholders’ equity	$803,596			$578,988
Net interest spread(2)			3.03%			3.32%
Net interest income		$13,352			$9,924
Net interest margin(3)			3.50%			3.61%

(1)
Includes nonaccrual loans

(2)
Net interest spread is the difference between interest rates earned on interest earning assets and interest rates paid on interest-bearing liabilities

(3)
Net interest margin is a ratio of net interest income to average interest earning assets for the same period.

(4)
Interest income on loans includes loan fees of  $353 and $188 for the six months ended June 30, 2019 and 2018, respectively.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been proportionately allocated to both volume and rate.
	For the Six Months Ended June 30, 2019 Compared to 2018
	Change Due To
(Dollars in thousands)	Volume	Rate	Total
Interest income
Interest-bearing deposits	$323	$171	$494
Federal funds sold	27	94	121
Federal Reserve Bank stock, Federal Home Loan Bank stock and other corporate stock	33	8	41
Investment securities	32	(3)	29
Loans	4,121	1,321	5,442
Total	$4,536	$1,591	$6,127
Interest expense
Interest-bearing deposits	764	1,707	2,471
Borrowed funds	125	104	229
Total	$889	$1,811	$2,700
Net interest income increased by $3.4 million to $13.4 million for the six months ended June 30, 2019 compared to the six months ended June 30, 2018. Our total interest income was impacted by an increase in interest earning assets, primarily due to organic growth in our loan portfolio, and two market rate increases between June 30, 2018 and June 30, 2019 due to increases in the federal funds rate by the Federal Reserve. Average total interest earning assets were $763.8 million for the first six months of 2019 compared with $549.1 million for the first six months of 2018. The annualized yield on those interest earning assets increased 36 basis points from 4.42% for the first six months of 2018 to 4.78% for the first six months of 2019. However, due to the recent reduction in the federal funds target interest rate by the Federal Reserve in July and September 2019, we expect our yield on interest earning assets to decline during the second half of 2019. The increase in the average balance of interest earning assets was driven almost entirely by organic growth in our loan portfolio of  $172.9 million, representing an increase of 36.3%, to $648.9 million for the six months ended June 30, 2019 compared to $476.0 million for the six months ended June 30, 2018.
Average interest-bearing liabilities increased by $160.1 million, or 39.8%, from $402.1 million for the six months ended June 30, 2018 to $562.2 million for the six months ended June 30, 2019. The increase was primarily due to a $146.8 million increase in the average balance of interest-bearing deposits, or 39.4%. The increase in the average balance of interest-bearing deposits was primarily due to increases in certificates of deposit and money market accounts for the six months ended June 30, 2019 compared to the six months ended June 30, 2018, and, to a lesser extent, negotiable order of withdrawal accounts, or NOW accounts. The annualized average interest rate paid on average interest-bearing liabilities increased to 1.75% for the first six months of 2019 compared to 1.10% for the first six months of 2018, while the annualized average interest rate paid on interest-bearing deposits increased 66 basis points to 1.70% and the annualized average interest rate paid on borrowed funds increased by 48 basis points to 2.38%. The increases in annualized average interest rates primarily reflected an increase in market interest rates due to increases in the federal funds target interest rate. For the first six months of 2019, our average other noninterest-bearing liabilities increased $4.6 million, or 68.7%, to $11.3 million from $6.7 million during the first six months of 2018. Average noninterest-bearing deposits also increased $40.5 million, or 32.5%, from $124.9 million to $165.4 million for the same periods. For the first six months of 2019, our annualized net interest margin was 3.50% and net interest spread was 3.03%. For the first six months of 2018, annualized net interest margin was 3.61% and net interest spread was 3.32%. Our net interest margin was adversely affected by 0.11%

during the first six months of 2019, compared to the same period in 2018 because rates paid on our interest-bearing deposits, our primary funding source, increased faster than loan yields, which were adversely impacted due to falling yields on 10-year treasury notes, which significantly influences how banks price mortgage and other types of loans, as well as increasing competitive pricing pressures in the loan market. As a result of the recent reduction in the federal funds target interest rate as well as continued declines in the 10-year treasury yield, we expect average rates earned on interest earning assets and average rates paid on our interest-bearing deposits to both generally decline during the second half of 2019 compared to the first half of 2019.
Provision for Loan Losses
The provision for loan losses is a charge to income in order to bring our allowance for loan losses to a level deemed appropriate by management. For a description of the factors taken into account by our management in determining the allowance for loan losses see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Allowance for Loan Losses.” Our provision for loan losses amounted to $0.4 million for the first six months of 2019 and $0.5 million for the first six months of 2018, the decrease was due to the reclassification of allowance to our unfunded commitments reserve. Our allowance for loan losses as a percentage of total loans was 0.84% at June 30, 2019 compared to 0.94% at June 30, 2018. We did not record any net charge-offs for the six month periods ended June 30, 2019 or June 30, 2018.
Noninterest Income
Our primary sources of recurring noninterest income are service charges on deposit accounts, mortgage banking revenue, swap referral fees, origination fees for Small Business Administration, or SBA loans, and other fees and charges. Noninterest income does not include loan origination fees to the extent they exceed the direct loan origination costs, which are generally recognized over the life of the related loan as an adjustment to yield using the interest method. The following table presents the major categories of noninterest income for the periods indicated.
	Six Months Ended June 30,
(Dollars in thousands)	2019	2018	Increase (Decrease)
Noninterest income
Deposit account service charges	$357	$285	25%
Mortgage banking revenue	103	96	7%
Gain (loss) on sale of securities	3	—	0%
Swap referral fees	465	19	2,347%
SBA loan origination fees	79	221	(64)%
Other fees and charges	276	283	(2)%
Total noninterest income	$1,283	$904	42%
Noninterest income for the six months ended June 30, 2019 was $1.3 million, a $0.4 million or 41.9% increase compared to noninterest income of  $0.9 million for the six months ended June 30, 2018. The increase was primarily due to an increase in swap referral fees, of  $0.4 million, or 2,347.4%, during the first six months of 2019 to $0.5 million compared to $19,000 for the first six months of 2018. We also experienced a slight increase in deposit account service charge fees, primarily due to organic deposit growth. The increases were partially offset by a decrease in SBA loan origination fees of  $0.1 million, or 64%, during the 2019 period compared to the 2018 period, which was primarily due to a decrease in loan demand during the first half of 2019 compared to 2018.

Noninterest Expense
Generally, noninterest expense is composed of all employee expenses and costs associated with operating our facilities, obtaining and retaining client relationships and providing banking services. The largest component of noninterest expense is salaries and employee benefits. Noninterest expense also includes operational expenses, such as occupancy and equipment expenses, professional fees, data processing expenses, advertising expenses, loan processing expenses and other general and administrative expenses, including FDIC assessments, communications, travel, meals, training, supplies and postage. The following table presents the major categories of noninterest expense for the periods indicated.
	Six Months Ended June 30,
(Dollars in thousands)	2019	2018	Increase (Decrease)
Noninterest expense
Salaries and employee benefits	$8,872	$6,219	43%
Occupancy and equipment	1,123	903	24%
Professional services	582	272	114%
Data processing	324	313	4%
Marketing	272	219	24%
Other	1,874	1,298	44%
Total noninterest expense	$13,047	$9,224	41%
Noninterest expense amounted to $13.0 million for the six months ended June 30, 2019, an increase of $3.8 million, or 41%, compared to $9.2 million for the six months ended June 30, 2018. The increase was primarily due to an increase in salaries and benefits, primarily due to increased employee headcount and, to a lesser extent, increases in occupancy and equipment expense and professional services expense due to expansion of our branch and loan production office locations and preparations to open our Digital Innovation Center in Cleveland, Ohio. Noninterest expense was also impacted by additional expenses in connection with our proposed acquisition of MBI and this offering.
Income Tax Expense
Income tax expense was $0.4 million for the first six months of 2019 compared to $0.4 million for the first six months of 2018. Our effective tax rates for those periods were 29.2% and 33.1%, respectively.
Results of Operations for the Years Ended December 31, 2018, 2017, and 2016
Net Income
The following table sets forth the principal components of net income for the periods indicated.
	Years Ended December 31,			Years Ended December 31,
(Dollars in thousands)	2018	2017	Change	2017	2016	Change
Interest income	$27,750	$18,857	47.2%	$18,857	$14,265	32.2%
Interest expense	5,837	2,869	103.5%	2,869	2,122	35.2%
Net Interest income	21,913	15,988	37.1%	15,988	12,143	31.7%
Provision for loan losses	1,150	991	16.0%	991	1,065	(6.9)%
Net interest income after provision	20,763	14,997	38.4%	14,997	11,078	35.4%
Noninterest income	1,874	1,786	4.9%	1,786	1,369	30.5%
Noninterest expense	19,862	13,125	51.3%	13,125	10,573	24.1%
Income before income taxes	2,775	3,658	(24.1)%	3,658	1,874	95.2%
Income tax expense	669	1,844	(63.7)%	1,844	743	148.2%
Net income	$2,106	$1,814	16.1%	$1,814	$1,131	60.4%

Year ended December 31, 2018 compared to year ended December 31, 2017
Net income for the year ended December 31, 2018 was $2.1 million, an increase of  $0.3 million, or 16.1%, from net income for the year ended December 31, 2017 of  $1.8 million. This increase was due to an increase in interest income primarily related to growth in our loan portfolio and rising interest rates, which improved loan yields. This increase in interest income was partially offset by a $3.0 million increase in interest expense due to deposit growth and increased rates paid on our deposit products, as well as a $6.7 million increase in noninterest expense related to increased employee headcount, an increase in banking locations and additional salary and benefits expense in preparation to open our Digital Innovation Center. The $0.1 million increase in noninterest income was primarily due to increased mortgage banking revenues and increased account fees and service charges, partially offset by a reduction in other fees and charges. Income tax expense decreased $1.2 million for the year ended December 31, 2018 compared to the year ended December 31, 2017 due to the enactment of the Tax Act in December 2017, which reduced the corporate income tax rate. We also recognized a one-time charge in 2017 of approximately $0.6 million as a result of the revaluation of our deferred tax asset due to the change in the corporate tax rate.
Year ended December 31, 2017 compared to year ended December 31, 2016
Net income for the year ended December 31, 2017 increased $0.7 million, or 60.4%, to $1.8 million compared to $1.1 million for the year ended December 31, 2016. This increase was primarily driven by continued loan growth and an increase in noninterest income. Interest income increased $4.6 million and interest expense increased $0.7 million resulting in an increase to net interest income of  $3.9 million, or 31.7% for the year ended December 31, 2017 as loan yields outpaced increases to rates paid on our deposit products. Noninterest income increased $0.4 million and noninterest expense increased $2.6 million. Noninterest income increased approximately $0.4 million, or 30.5%, primarily due to a $0.5 million increase in other fees and charges, partially offset by a $0.1 million reduction in mortgage banking revenue. The increase in noninterest expense was primarily attributable to increased employee headcount and the opening of additional banking locations. Income tax expense increased $1.1 million for the year ended December 31, 2017 compared to the year ended December 31, 2016, primarily as a result of the one-time charge in 2017 of approximately $0.7 million as a result of the revaluation of our deferred tax asset due to the change in the corporate tax rates.

Net Interest Income and Net Interest Margin Analysis
The following table shows the average outstanding balance of each principal category of our assets, liabilities and shareholders’ equity, together with the average yields on our assets and the average costs of our liabilities for the periods indicated. Such yields and costs are calculated by dividing income or expense by the average daily balances of the corresponding assets or liabilities for the same period.
	For the Years Ended December 31,
	2018			2017			2016
(Dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense(4)	Average Yield/Rate	Average Outstanding Balance	Interest Income/ Expense(4)	Average Yield/Rate	Average Outstanding Balance	Interest Income/ Expense(4)	Average Yield/Rate
Assets
Interest earning assets
Interest-bearing deposits	$42,247	$874	2.07%	$10,158	$133	1.31%	$13,285	$78	0.59%
Federal funds sold	20,736	414	2.00%	12,292	144	1.17%	8,935	50	0.56%
Federal Reserve Bank stock, FHLB stock and other corporate stock	3,233	215	6.65%	2,078	118	5.68%	1,856	99	5.33%
Investment securities	23,114	614	2.66%	28,431	605	2.13%	33,130	570	1.72%
Loans(1)	520,037	25,633	4.93%	381,391	17,857	4.69%	285,944	13,468	4.71%
Total interest earning assets	609,367	27,750	4.55%	434,350	18,857	4.34%	343,150	14,265	4.16%
Noninterest earning assets	31,516			26,052			15,066
Total assets	640,883			460,402			358,217
Liabilities and shareholders’ equity
Interest-bearing liabilities
Interest-bearing deposits	415,541	5,104	1.23%	293,563	2,634	0.90%	234,984	1,945	0.83%
Borrowed funds	34,713	733	2.11%	17,480	235	1.34%	16,965	177	1.04%
Total interest-bearing liabilities	450,254	5,837	1.30%	311,043	2,869	0.92%	251,950	2,122	0.84%
Noninterest-bearing liabilities
Noninterest-bearing deposits	126,161			88,651			67,796
Other noninterest-bearing liabilities	8,901			7,822			2,568
Shareholders’ equity	55,567			52,886			35,904
Total liabilities and shareholders’ equity	$640,883			$460,402			$358,217
Net interest spread(2)			3.25%			3.42%			3.32%
Net interest income		$21,913			$15,988			$12,143
Net interest margin(3)			3.60%			3.68%			3.54%

(1)
Includes nonaccrual loans.

(2)
Net interest spread is the difference between interest rates earned on interest earning assets and interest rates paid on interest-bearing liabilities.

(3)
Net interest margin is a ratio of net interest income to average interest earning assets for the same period.

(4)
Interest income on loans includes loan fees of  $568, $434, and $443 for the years ended December 31, 2018, 2017, and 2016, respectively.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been proportionately allocated to both volume and rate.
	For the Years Ended December 31, 2018 Compared to 2017			For the Years Ended December 31, 2017 Compared to 2016
	Change Due To			Change Due To
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income
Interest-bearing deposits	$371	$369	$741	$(13)	$68	$55
Federal funds sold	99	171	270	19	75	94
Federal Reserve Bank stock, Federal Home Loan Bank stock and other corporate stock	65	32	97	12	7	19
Investment securities	(113)	122	9	(81)	115	34
Loans	6,556	1,220	7,776	4,651	(262)	4,389
Total	$6,979	$1,914	$8,893	$4,588	$3	$4,591
Interest expense
Interest-bearing deposits	1,095	1,375	2,470	485	205	690
Borrowed funds	232	266	498	5	53	58
Total	$1,327	$1,641	$2,968	$490	$258	$748
Year ended December 31, 2018 compared to year ended December 31, 2017
Net interest income increased by $5.9 million to $21.9 million, or 37.1%, for the year ended December 31, 2018. Our total interest income was positively impacted by an increase in interest earning assets and a slowly rising interest rate environment in 2018. Average total interest earning assets were $609.4 million in 2018 compared with $434.4 million in 2017, an increase of 40.3%. The yield on interest earning assets increased by 21 basis points from 4.34% in 2017 to 4.55% in 2018. The increase in the average balance of interest earning assets was driven primarily by organic growth in our loan portfolio. All loan categories increased in 2018, except construction and development, resulting in an increase in the average balance of the loan portfolio of  $139.6 million, or 36.7%, to $520.0 million for 2018 compared to $381.4 million for 2017 categories (see “Financial Condition — Loan Portfolio” in this section for further details about the changes in our loan portfolio). Average interest-bearing liabilities increased by $139.1 million from $311.0 million for the year ended December 31, 2017 to $450.3 million for the year ended December 31, 2018. The increase was due to an increase in the average balance of interest-bearing deposits of  $121.9 million, or 41.5%, and an increase in the average balance of borrowed funds of $17.2 million, or 98.6%. The increase in the average balance of interest-bearing deposits was primarily due to increases in other time deposits and money market accounts for the period ended December 31, 2018 compared to December 31, 2017, and, to a lesser extent, certificates of deposit and NOW accounts. We also experienced growth in our average noninterest-bearing deposits of  $25.6 million, or 24.0%. The increase in the average balance of borrowed funds was primarily caused by an increase in Federal Home Loan Bank, or FHLB, advances. The average rate paid on interest-bearing liabilities increased to 1.30% for 2018 compared to 0.92% for 2017 as the average rate paid on interest-bearing deposits and borrowed funds increased by 33 basis points and 77 basis points, respectively, during the same period. These increases reflected an increase in market interest rates in 2018. In 2018, our net interest margin was 3.60% and net interest spread was 3.25%. In 2017, net interest margin was 3.68% and net interest spread was 3.42%. These decreases in 2018 compared to 2017 were primarily due to increasing rates paid on our deposit products outpacing increases in loan yields in 2018.
Year ended December 31, 2017 compared to year ended December 31, 2016
Net interest income increased by $3.8 million to $16.0 million for the year ended December 31, 2017. The Company’s total interest income was impacted by an increase in interest earning assets and a slowly rising interest rate environment in 2017. Average total interest earning assets were $434.4 million in 2017 compared with $343.2 million in 2016. The increase in the average balance of interest earning assets in 2017 was primarily driven by growth in our loan portfolio. The average balance of the loan portfolio increased $95.4 million, or 33.4%, to $381.4 million for 2017 compared to $286.0 million for 2016. All loan categories increased between December 31, 2016 and December 31, 2017 except construction and development, with the most significant increase in the residential and commercial real estate categories (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Loan Portfolio” in this section for further details about the changes in our loan portfolio). The yield on interest earning assets increased by 18 basis points from 4.16% in 2016 to 4.34% in 2017 primarily due to the increase in higher yielding commercial real estate loans in 2017. Average interest-bearing liabilities increased by $59.2 million from $252.0 million for the year ended December 31, 2016 to $311.2 million for the year ended December 31, 2017, for an increase of 23.5%. The increase was due to an increase in the average balance of interest-bearing deposits of  $58.6 million, or 24.9%. The average rate paid on interest-bearing liabilities increased by six basis points in 2017 to 0.92% from 0.84% in 2016, which was primarily due to the increase in higher rate certificate of deposit accounts and other time deposit accounts. Noninterest-bearing deposits also increased by approximately $35.8 million, or 50.5%, due to an increase in our demand deposit account balance. In 2017, our net interest margin was 3.68% and net interest spread was 3.42%,, which compares favorably to the 2016 net interest margin of 3.54% and net interest spread of 3.32%. The increases to net interest income were primarily a result of the increased yield on our loan portfolio.
Provision for Loan Losses
Our provision for loan losses amounted to $1.2 million for 2018 and $1.0 million for 2017. The increase from 2017 to 2018 was primarily a result of the growth of our loan portfolio. The allowance for loan losses as a percentage of total loans was 0.94%, 0.96% and 1.09% for the years ended December 31, 2018, 2017, and 2016, respectively. Our provision for loan losses equaled $1.0 million for 2017 and $1.1 million for 2016. Although we experienced loan growth during 2017, our ratio of allowance for loan losses to gross loans exceeded our target, resulting in a reduced provision in 2017.
Noninterest Income
Our primary sources of recurring noninterest income are service charges on deposit accounts, mortgage banking revenue, swap referral fees, origination fees for Small Business Administration, or SBA loans, and other fees and charges. Noninterest income does not include loan origination fees to the extent they exceed the direct loan origination costs, which are generally recognized over the life of the related loan as an adjustment to yield using the interest method. The following table presents the major categories of noninterest income for the periods indicated.
	Years Ended December 31,			Years Ended December 31,
(Dollars in thousands)	2018	2017	Increase (Decrease)	2017	2016	Increase (Decrease)
Noninterest income
Deposit account service charges	$283	$194	45.9%	$194	$188	3.2%
Mortgage banking revenue	209	18	1,061.1%	18	86	(79.1)%
Gain (loss) on sale of securities	—	—	0%	—	—	0%
Swap referral fees	211	169	24.9%	169	63	168.3%
SBA origination fees	308	646	(52.3)%%	646	368	75.5%
Other fees and charges	863	759	13.7%	759	664	14.3%
Total noninterest income	$1,874	$1,786	4.9%	$1,786	$1,369	30.5%
Year ended December 31, 2018 compared to year ended December 31, 2017
Noninterest income for 2018 was $1.9 million, a $0.1 million or 5% increase compared to noninterest income of  $1.8 million for 2017. The increase in 2018 was primarily due to increases in mortgage banking revenue and deposit account service charges, which increased $0.2 million, or 1061% (due to 2018 being the first full year of our mortgage banking business), and $0.1 million, or 46%, respectively, partially offset by a $0.3 million, or 52.3%, decrease in SBA loan origination fees in addition to a small increase in swap referral fees by 24.9%. The increase in deposit account service charges was due to deposit growth and the increase in mortgage banking revenue was due to the ramping up of our mortgage banking business in 2018 compared to 2017.
Year ended December 31, 2017 compared to year ended December 31, 2016
Noninterest income for 2017 was $1.8 million, a $0.4 million, or 30%, increase compared to noninterest income of  $1.4 million for 2016. The increase in 2017 was primarily due to a $0.3 million, or 75.5%, increase SBA loan origination fees in 2017 compared to 2016, a $0.1 million, or 14.3% increase in other fees and charges a $0.1 million, or 168.3%, increase in swap referral fees. We commenced our mortgage banking business in 2017, although reported mortgage banking revenues decreased in 2017 compared to 2016 due to a one-time loan sale in 2016.
Noninterest Expense
Noninterest expense includes, among other things: (i) salaries and employee benefits; (ii) occupancy and equipment expense; (iii) professional fees; (iv) data processing fees; (v) advertising expense; (vi) loan processing expenses; and (vii) other general and administrative expenses, which include expenses associated with FDIC assessments, communications, travel, meals, training, supplies and postage. The following table presents the major categories of noninterest expense.
	Years Ended December 31,			Years Ended December 31,
(Dollars in thousands)	2018	2017	Increase (Decrease)	2017	2016	Increase (Decrease)
Noninterest expense
Salaries and benefits	$13,538	$8,672	56%	$8,672	$6,290	38%
Occupancy and equipment	1,872	1,473	27%	1,473	1,167	26%
Professional services	693	396	75%	396	496	(20)%
Data processing	624	524	19%	524	983	(47)%
Marketing	430	180	139%	180	185	(3)%
Other	2,705	1,880	44%	1,880	1,452	29%
Total noninterest expense	$19,862	$13,125	51%	$13,125	$10,573	24%
Year ended December 31, 2018 compared to year ended December 31, 2017
Noninterest expense amounted to $19.9 million in 2018, an increase of  $6.7 million, or 51%, compared to $13.1 million for 2017. The increase in 2018 was primarily due to an increase in salary and benefits expense due to the increase in employee headcount (due to team lift-outs from other banks) and to a lesser extent increases in occupancy and equipment expense and professional services expense, which were primarily related to the increase in our branch and loan production office locations. We also experienced an increase of other noninterest expense of approximately $0.8 million, or 43.9%, which includes FDIC assessments (which increased due to deposit growth) and information technology and marketing expenses.
Year ended December 31, 2017 compared to year ended December 31, 2016
Noninterest expense amounted to $13.1 million in 2017, an increase of  $2.6 million, or 24%, compared to $10.6 million for 2016. The increase in 2017 was primarily due to higher salaries and benefits, data processing and advertising expenses. The increase in 2017 was primarily due to an increase in salary and benefits expense due to the increase in employee headcount and, to a lesser extent, increases in occupancy and equipment expense and professional services expense, which were primarily related to the increase in our banking locations.
Income Tax Expense
The amount of income tax expense we incur is influenced by the amounts of our pre-tax income, and other nondeductible expenses. Deferred tax assets and liabilities are reflected at current income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, such as the Tax Act, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
Year ended December 31, 2018 compared to year ended December 31, 2017
Income tax expense was $0.7 million for 2018 and $1.8 million for 2017. Total income tax expense decreased $1.1 million in 2018 primarily as a result of the Tax Act, which included a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate to 21% for tax years beginning after December 31, 2017. Also, as a result of the Tax Act, we recognized a one-time charge of approximately $0.6 million in 2017 as a result of the revaluation of our deferred tax asset, which also increased our tax expense in 2017. Our effective tax rates for 2018 and 2017 were 24.1% and 50.4%, respectively.
Year ended December 31, 2017 compared to year ended December 31, 2016
Income tax expense was $1.8 million for the year ended December 31, 2017 as compared to $0.7 million for the year ended December 31, 2016. Total income tax expense increased $1.1 million in 2017 primarily as a result of the $0.6 million charge related to the revaluation of our deferred tax asset in 2017 as a result of the Tax Act and, to a lesser extent, increased pre-tax income in 2017. Our effective tax rates for 2017, and 2016 were 50.4% and 39.6%, respectively.
Financial Condition
For the six months ended June 30, 2019, our total assets increased $160.8 million, or 22%, to approximately $890.4 million. Net loans and interest-bearing deposits at other financial institutions increased due to our decision to maintain our excess liquidity in assets with a greater level of liquidity, such as deposits with other banks and fed funds sold, as opposed to investing our excess liquidity in less liquid investment securities, despite the prospect of slightly higher yields. This strategy provided us with greater liquidity to fund our growing loan pipeline. Shareholders’ equity increased $1.2 million, or 1.6%, to $80.9 million at June 30, 2019 compared to December 31, 2018, primarily due to our net income for the first six months of 2019.
For the year ended December 31, 2018, our total assets increased by $182.6 million, or 33.4%, from $547.0 million at December 31, 2017 to $729.6 million at December 31, 2018. Increases in net loans, interest-bearing deposits at other financial institutions, and federal funds sold were supported by increases in both noninterest-bearing and interest-bearing deposits, as well as FHLB advances. Shareholders’ equity increased $22.1 million, or 38.4%, to $79.7 million at December 31, 2018 compared to the prior year-end primarily due to proceeds from the closing of our 2018 private offering of approximately $20.0 million and net income for the year of  $2.1 million.
For the year ended December 31, 2017, our total assets increased by $161.8, or 42.3%, from $382.5 million at December 31, 2016 to $547.0 million at December 31, 2017. The increase was primarily driven by the organic growth in net loans of  $144.9 million and increases of  $8.2 million in interest-bearing deposits at other financial institutions and $6.1 million in federal funds sold. Asset growth was funded by a $135.3 million increase in total deposits and a $5.0 million increase in FHLB advances. Shareholders’ equity increased $20.7 million, or 56.1%, to $57.6 million at December 31, 2017 compared to the prior year-end primarily due to proceeds from the closing of our 2017 private offering of approximately $18.9 million and net income for the year of  $1.8 million.
Interest-Bearing Deposits at Other Financial Institutions
Cash that is not immediately needed to fund loans by the Bank is invested in liquid assets that also earn interest, including deposits with other financial institutions. For the six months ended June 30, 2019, interest-bearing deposits at other financial institutions increased $12.5 million, or 23.0%, to $66.9 million from $54.4 million at December 31, 2018. The increase was primarily due to our desire to maintain our excess liquidity in more liquid assets due to our significant loan growth and a continued robust demand for loans. Interest-bearing deposits at other financial institutions increased from $11.8 million at December 31, 2017 to $54.4 million at December 31, 2018, or 360.0%, primarily as a result of closing a $20.0 million private offering of our common stock on December 18, 2018 and our preference to maintain excess liquidity in more liquid assets to fund our loan growth. As we continue to grow, so do our liquidity needs.
Investment Securities
We use our securities portfolio to provide a secondary source of liquidity, achieve additional interest income through higher yields on funds invested (compared to other options, such as interest-bearing deposits at other banks or fed funds sold), manage interest rate risk, and meet both collateral and regulatory capital requirements.
Securities may be classified as either trading, held-to-maturity or available-for-sale. Trading securities (if any) are held principally for resale and recorded at their fair value with changes in fair value included in income. Held-to-maturity securities are those which the Corporation has the positive intent and ability to hold to maturity and are reported at amortized cost. Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. Available-for-sale securities consist of securities not classified as trading securities nor as held-to maturity securities. Unrealized holding gains and losses on available-for-sale securities are excluded from income and reported in comprehensive income or loss. Gains and losses on the sale of available-for- sale securities are recorded on the trade date and are determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity.
Our investment portfolio increased by $3.3 million, or 15.7%, from $20.8 million at December 31, 2018, to $24.1 million at June 30, 2019 primarily due to the investment of a portion of the proceeds from our 2018 private offering into securities available for sale, although substantially more of these proceeds were invested in more liquid assets to provide more liquidity to fund our loan growth. To supplement interest income earned on our loan portfolio, we invest in high quality mortgage-backed securities, government agency bonds, corporate bonds and equity securities (including mutual funds).
Our investment portfolio decreased by $6.2 million, or 23%, from $27.0 million at December 31, 2017, to $20.8 million at December 31, 2018. Our investment portfolio decreased 13% from December 31, 2016 to December 31, 2017 from $31.2 million to $27.0 million, respectively. The primary reason for the decrease during both periods was due to our preference for more liquid assets to support our loan growth, as mentioned above.
The following tables summarize the contractual maturities and weighted-average yields of investment securities as of June 30, 2019 and the amortized cost and carrying value of those securities as of the indicated dates.

			December 31,
	June 30, 2019		2018		2017		2016
(Dollars in thousands)	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value
Securities Available for Sale
U.S. Government-sponsored agencies	$10,418	$10,352	$7,563	$7,449	$10,173	$10,110	$12,466	$12,423
Mortgage-backed securities	5,977	5,908	6,533	6,308	7,827	7,626	9,597	9,370
U.S. Agency obligations	4,492	4,574	—	—	—	—	—	—
Mutual funds	—	—	—	—	1,000	963	1,000	963
Corporate bonds	2,000	2,000	6,000	5,828	7,990	8,021	7,976	8,012
Total	$22,887	$22,834	$20,096	$19,585	$26,990	$26,720	$31,039	$30,768
Securities Held to Maturity
Mortgage-backed securities	237	248	259	265	316	325	408	426
Total	$237	$248	$259	$265	$316	$325	$408	$426
Equity Securities
Mutual Funds	968	968	942	942	—	—	—	—
Total	$968	$968	$942	$942	$—	$—	$—	$—

	One Year or Less		More than One Year Through Five Years		More than Five Years Through 10 Years		More than 10 Years		Total
At June 30, 2019 (Dollars in thousands)	Book Value	Weighted Average Yield	Book Value	Weighted Average Yield	Book Value	Weighted Average Yield	Book Value	Weighted Average Yield	Book Value	Fair Value	Weighted Average Yield
Securities Available for Sale
U.S. Government- sponsored agencies	$171	2.65%	$380	3.50%	$5,936	3.33%	$3,931	3.53%	$10,418	$10,352	3.38%
Mortgage-backed securities	—	0.00%	—	0.00%	1,470	1.58%	4,507	2.07%	5,977	5,908	1.98%
U.S. Agency obligations	—	0.00%	4,492	2.65%	—			—	4,492	4,574	2.65%
Corporate bonds	—	0.00%	2,000	3.48%	—	0.00%	—	0.00%	2,000	2,000	3.48%
Total	$171	2.65%	$6,872	2.94%	$7,406	2.98%	$8,438	2.75%	$22,887	$22,834	2.89%
Securities Held to Maturity
Mortgage-backed securities	—	—	—	—	—	—	237	—	237	248	3.74%
Total	$—	0.00%	$—	0.00%	$—	0.00%	$237	3.74%	$237	$248	3.74%
Equity Securities
Mutual Funds	968	2.40%	—	—	—	—	—	—	968	968	2.40%
Total	$968	2.40%	$—	0.00%	$—	0.00%	$—	—	$968	$968	2.40%

Loan Portfolio
Our primary source of income is derived from interest earned on loans. Our loan portfolio consists of loans secured by real estate as well as commercial business loans, construction and development and other consumer loans. Our loan clients primarily consist of small to medium sized businesses, the owners and operators of these businesses as well as other professionals, entrepreneurs and high net worth individuals. Our owner-occupied and investment commercial real estate loans, residential construction loans and commercial business loans provide us with higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations, and are complemented by our relatively lower risk residential real estate loans to individuals. Our lending activities are principally directed to our market area consisting of the Miami-Dade metropolitan area. The following table summarizes and provides additional information about certain segments of our loan portfolio as of the dates indicated.

			December 31,
	June 30, 2019		2018		2017		2016		2015		2014
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial real estate	$253,870	35.1%	$191,930	31.6%	$156,720	33.3%	$116,208	35.8%	$84,679	34.1%	$63,638	33.9%
Owner Occupied	104,496	—	98,610	—	71,944	—	51,509	—	25,744	—	15,629	—
Non-Owner Occupied	149,374	—	93,320	—	84,776	—	64,699	—	58,935	—	48,009	—
Residential real estate	324,983	45.0%	311,404	51.3%	224,246	47.7%	140,160	43.2%	110,870	44.6%	90,040	48.0%
Commercial	102,013	14.1%	83,276	13.7%	59,065	12.6%	37,873	11.7%	33,861	13.6%	23,640	12.6%
Construction and development	35,522	4.9%	17,608	2.9%	28,272	6.0%	29,036	9.0%	18,813	7.6%	9,427	5.0%
Consumer and other loans	6,184	0.9%	3,244	0.5%	1,755	0.4%	1,025	0.3%	271	0.1%	809	0.4%
Total loans	$722,572	100.0%	$607,462	100.0%	$470,058	100.0%	$324,302	100.0%	$248,494	100.0%	$187,554	100.0%
Unearned loan origination fees (costs), net	(699)		(297)		64		(120)		(11)		150
Allowance for loan losses	(6,069)		(5,685)		(4,535)		(3,532)		(2,457)		(1,875)
Loans, net	$715,804		$601,480		$465,587		$320,650		$246,026		$185,829

Commercial Real Estate Loans.   We originate both owner-occupied and non-owner-occupied commercial real estate loans. These loans may be more adversely affected by conditions in the real estate markets or in the general economy. Commercial real estate loans that are secured by owner-occupied commercial real estate and primarily collateralized by operating cash flows are also included in this category of loans. As of June 30, 2019, we had $104.5 million of owner-occupied commercial real estate loans and $149.4 million of investment commercial real estate loans, representing 41.2% and 58.8%, respectively, of our commercial real estate portfolio. As of June 30, 2019, the average balance of our commercial real estate loan portfolio was approximately $1.1 million for owner-occupied and $1.8 million for non-owner-occupied. Commercial real estate loan terms are generally extended for 10 years or less and amortize generally over 25 years or less. Terms of 15 years are permitted where the loan is fully amortized over the term of the loan. The maximum loan to value is generally, 80% of the market value or purchase price, but may be as high as 90% for SBA 504 owner-occupied loans. Our credit policy also usually requires a minimum debt service coverage ratio of 1.20x. As of June 30, 2019, our weighted-average loan-to-value ratios for owner-occupied and non-owner-occupied commercial real estate were 55.7% and 49.8%, respectively and debt service coverage ratios were 2.45x and 1.66x, respectively. The interest rates on our commercial real estate loans have initial fixed rate terms that adjust typically at five years and we routinely charge an origination fee for our services. We generally require personal guarantees from the principal owners of the business, supported by a review of the principal owners’ personal financial statements and global debt service obligations. All commercial real estate loans with an outstanding balance of  $500,000 or more are reviewed at least annually. The properties securing the portfolio are located primarily throughout our market and are generally diverse in terms of type. This diversity helps reduce the exposure to adverse economic events that affect any single industry.
Construction and Development Loans.   The majority of our construction loans are offered within the Miami-Dade metropolitan operating area to builders primarily for the construction of single-family homes and condominium and townhouse conversions or renovations and, to a lesser extent, to individuals. Our construction loans typically have terms of 12 to 18 months with the goal of transitioning the borrowers to permanent financing or re-underwriting and selling into the secondary market. According to our credit policy, the loan to value ratio may not exceed the lesser of 80% of the appraised value, as established by an independent appraisal, or 85% of costs for residential construction and 90% of costs for SBA 504 loans. As of June 30, 2019, our weighted average loan-to-value ratio on our construction, vacant land, and land development loans were 55.3%, 48.3% and 44.5%, respectively. All construction and development loans require an interest reserve account, which is sufficient to pay the loan through completion of the project. We conduct semi-annual stress testing of our construction loan portfolio and closely monitor underlying real estate conditions as well as our borrowers’ trends of sales valuations as compared to underwriting valuations as part of our ongoing risk management efforts. We also closely monitor our borrowers’ progress in construction buildout and strictly enforce our original underwriting guidelines for construction milestones and completion timelines.

	As of June 30, 2019
(Dollars in thousands)	Amount	Percent
CRE and Construction & Development Loans, combined
1 – 4 Family Construction	$20,781	7.2%
Assignment of Mortgage	9,100	3.1%
Auto (Car Lot/Auto Repair)	12,099	4.2%
Commercial Construction	6,258	2.2%
Educational Facility	9,121	3.2%
Hotel	6,744	2.3%
Land Development	7,611	2.6%
Mixed Use	18,865	6.5%
Multifamily	43,702	15.1%
Office	37,655	13.0%
Other / Special Use	19,691	6.8%
Religious Facility	4,571	1.6%
Retail	40,887	14.1%
Vacant Land	4,362	1.5%
Warehouse	47,944	16.6%
Total	$289,392	100.0%

	As of June 30, 2019
(Dollars in thousands)	Amount	Percent
CRE and Construction & Development Loans, combined
Broward	$32,839	11.3%
Miami-Dade	159,935	55.3%
Palm Beach	25,788	8.9%
Other FL County	3,293	1.1%
Out of State	67,537	23.3%
Total	$289,392	100.0%
As of June 30, 2019, non-owner occupied commercial real estate loans of $149.4 million represented 186% of total risk-based capital and total construction and land development loans of  $35.5 million represented 44% of total risk-based capital.
Residential Real Estate Loans.   We offer one-to-four family mortgage loans primarily on owner-occupied primary residences and, to a lesser extent, investor-owned residences, which make up approximately 30% of our residential loan portfolio. Our residential loans also include home equity lines of credit, which totaled approximately $23.4 million, or approximately 7.2% of our residential loan portfolio as of June 30, 2019. The average balance of closed-end residential loans in our residential portfolio was approximately $718,418 as of June 30, 2019. Our one-to-four family residential loans have a relatively small balance spread between many individual borrowers compared to our other loan categories. Our owner-occupied residential real estate loans usually have fixed rates for five or seven years and adjust on an annual basis after the initial term based on a typical maturity of 30 years. Upon the implementation of rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act, the origination, closing and servicing of the traditional residential loan products became much more complex, which led to increased cost of compliance and training. As a result, many banks exited the business, which created an opportunity for the banks that remained in the space. While the use of technology, and other related origination strategies have allowed non-bank originators to gain significant market share over the last several years, traditional banks that made investments in personnel and technology to comply with the new requirements have typically experienced loan growth. Unlike many of our competitors, we have been able to effectively compete in the residential loan market, while simultaneously doing the same in the commercial loan market which has enabled us to establish a broader and deeper relationship with our borrowers. Additionally, by offering a full line of residential loan products, the owners of the many small to medium sized businesses that we lend to use us, instead of a competitor, for financing a personal residence. This greater bandwidth to the same market has been a significant contributor to our growth and market share in South Florida.
Commercial Loans.   In addition to our other loan products, we provide general commercial loans, including commercial lines of credit, working capital loans, term loans, equipment financing, letters of credit and other loan products, primarily in our market, and underwritten based on each borrower’s ability to service debt from income. These loans are primarily made based on the identified cash flows of the borrower, as determined based on a review of the client’s financial statements, and secondarily, on the underlying collateral provided by the borrower. The average balance of the loans in our commercial loan portfolio was $542,622 as of June 30, 2019. For commercial loans over $500,000, a global cash flow analysis is generally required, which forms the basis for the credit approval, “Global cash flow” is defined as a cash flow calculation which includes all income sources of all principals in the transaction as well as all debt payments, including the debt service associated with the proposed transaction. In general, a minimum 1.20x debt service coverage is preferred, but in no event may the debt service coverage ratio be less than 1.00x. Most commercial business loans are secured by a lien on general business assets including, among other things, available real estate, accounts receivable, promissory notes, inventory and equipment, and we generally obtain a personal guaranty from the borrower or other principal. The following chart shows our commercial loan portfolio by industry segment as of June 30, 2019.
	As of June 30, 2019
(Dollars in thousands)	Amount	Percent
Commercial Loans
Business Products	$900	0.9%
Business Services	10,420	10.2%
Communication	7,311	7.2%
Construction	10,675	10.5%
Finance	27,128	26.6%
Healthcare	4,174	4.1%
Services	12,559	12.3%
Technology	745	0.7%
Trade	27,925	27.4%
Transportation	175	0.2%
Total	$102,013	100.0%
Consumer and Other Loans.   We offer consumer, or retail credit, to individuals for household, family, or other personal expenditures. Generally, these are either in the form of closed-end/installment credit loans or open-end/revolving credit loans. Occasionally, we will make unsecured consumer loans to highly qualified clients in amounts up to $250,000 with up to three-year repayment terms.
The following chart illustrates our gross loans and weighted average loan-to-value ratio for our collateralized loan portfolio as of the end of the months indicated.

The repayment of loans is a source of additional liquidity for us. The following table details maturities and sensitivity to interest rate changes for our loan portfolio at June 30, 2019.
	June 30, 2019
(Dollars in thousands)	Due in One Year or Less	Due in One to Five Years	Due After Five Years	Total
Commercial Real Estate	$18,694	$64,420	$170,756	$253,870
Residential Real Estate	7,410	13,509	304,064	324,983
Commercial	54,318	17,275	30,420	102,013
Construction and Development	15,400	11,440	8,682	35,522
Consumer and Other	2,543	1,925	1,716	6,184
Total loans	$98,365	$108,569	$515,638	$722,572
Amounts with fixed rates	$16,696	$72,988	$381,048	$470,732
Amounts with floating rates	$81,669	$35,581	$134,590	$251,840
Nonperforming Assets
Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. In general, we place loans on nonaccrual status when they become 90 days past due. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When interest accrual is discontinued, all unpaid accrued interest is reversed from income. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are, in management’s opinion, reasonably assured. Any loan which the Bank deems to be uncollectible, in whole or in part, is charged off to the extent of the anticipated loss. Loans that are past due for 180 days or more are charged off unless the loan is well secured and in the process of collection. As of June 30, 2019, we did not have any loans 90 days or greater past due that were in accrual status. We currently have one loan that is 90 days or greater past due, but in accrual status. Payments on this loan are currently restricted due to the borrower’s bankruptcy. The outstanding balance of the loan is approximately $728,000, but our total exposure is approximately $182,000 due to an SBA guaranty. The collateral for this loan is currently under contract to be sold and we expect to recover the full amount of this loan.

We believe our disciplined lending approach and focused management of nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. We have several procedures in place to assist us in maintaining the overall quality of our loan portfolio, such as annual reviews of the underlying financial performance of all commercial loans in excess of  $500,000. We also engage in annual stress testing of the loan portfolio, and proactive collection and timely disposition of past due loans. Our bankers follow established underwriting guidelines, and we also monitor our delinquency levels for any negative trends. As a result, we have experienced a relatively low level of nonperforming assets in recent history. We had nonperforming assets of  $1.0 million as of June 30, 2019, or 0.12% of total assets, and we did not have any nonperforming assets as of December 31, 2018, 2017 or 2016. There can be no assurance, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.
		December 31,
(Dollars in thousands)	June 30, 2019	2018	2017	2016	2015	2014
Nonaccrual Loans
Commercial real estate	$—	$—	$—	$—	$—	$—
Residential real estate	—	—	—	—	—	—
Commercial	1,068	—	—	—	—	33
Construction and development	—	—	—	—	—	—
Consumer and other loans	—	—	—	—	—	—
Accruing loans 90 or more days past due	—	—	—	—	—	—
Total nonperforming loans	$1,068	$—	$—	$—	$—	$33
Other real estate owned	—	—	—	—	—	—
Total nonperforming assets	$1,068	$—	$—	$—	$—	$33
Restructured loans-nonaccrual	$—	$—	$—	$—	$—	$33
Restructured loans-accruing	$374	$357	$409	$478	$493	$606
Ratio of nonperforming loans to total loans	0.15%	0.00%	0.00%	0.00%	0.00%	0.01%
Ratio of nonperforming assets to total assets	0.12%	0.00%	0.00%	0.00%	0.00%	0.02%

Credit Quality Indicators
We strive to manage and control credit risk in our loan portfolio by adhering to well-defined underwriting criteria and account administration standards established by our management team and approved by our Board. We employ a dedicated Chief Risk Officer and have established a Risk Committee at the Bank level which oversees, among other things, risks associated with our lending activities and enterprise risk management. Our written loan policies document underwriting standards, approval levels, exposure limits and other limits or standards that our management team and Board deem appropriate for an institution of our size and character. Loan portfolio diversification at the obligor, product and geographic levels are actively managed to mitigate concentration risk, to the extent possible. In addition, credit risk management includes an independent credit review process that assesses compliance with policies, risk rating standards and other critical credit information. In addition, we adhere to sound credit principles and evaluate our clients’ borrowing needs and capacity to repay, in conjunction with their character and history. Our management team and Board place significant emphasis on maintaining a healthy risk profile and sustainable growth. Our approach to lending seeks to balance the risks necessary to achieve our strategic goals while ensuring that our risks are appropriately managed and remain within our defined limits. We believe that our credit culture is a key factor in our relatively low levels of nonperforming loans and nonperforming assets compared to other institutions within our market.
We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt including: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Generally, all credits, other than residential, greater than $500,000 are reviewed no less than annually to monitor and adjust, if necessary, the credit risk profile. Loans classified as “substandard” or “special mention” are reviewed quarterly for further evaluation to determine if they are appropriately classified and whether there is any impairment. Beyond the annual review, all loans are graded at initial issuance. In addition, during the renewal process of any loan, as well as if a loan becomes past due, we will determine the appropriate loan grade. Loans excluded from the review process above are generally classified as “pass” credits until: (a) they become past due; (b) management becomes aware of deterioration in the credit worthiness of the borrower; or (c) the client contacts us for a modification. In these circumstances, the loan is specifically evaluated for potential reclassification to special mention, substandard, doubtful, or even a charged-off status. We use the following definitions for risk ratings:

Pass.   A Pass loan’s primary source of loan repayment is satisfactory, with secondary sources very likely to be realized if necessary. The pass category includes the following:
•
Riskless:   Loans that are fully secured by liquid, properly margined collateral (listed stock, bonds, or other securities; savings accounts; certificates of deposit; loans or that portion thereof which are guaranteed by the U.S. Government or agencies backed by the “full faith and credit” thereof; loans secured by properly executed letters of credit from prime financial institutions).

•
High Quality Risk:   Loans to recognized national companies and well-seasoned companies that enjoy ready access to capital markets or to a range of financing alternatives. Borrower’s public debt offerings are accorded highest ratings by recognized rating agencies, e.g., Moody’s or Standard & Poor’s. Companies display sound financial conditions and consistent superior income performance. The borrower’s trends and those of the industry to which it belongs are positive.

•
Satisfactory Risk:   Loans to borrowers, reasonably well established, that display satisfactory financial conditions, operating results and excellent future potential. Capacity to service debt is amply demonstrated. Current financial strength, while financially adequate, may be deficient in a number of respects. Normal comfort levels are achieved through a closely monitored collateral position and/or the strength of outside guarantors.

•
Moderate Risk:   Loans to borrowers who are in non-compliance with periodic reporting requirements of the loan agreement, and any other credit file documentation deficiencies, which do not otherwise affect the borrower’s credit risk profile. This may include borrowers who fail to supply updated financial information that supports the adequacy of the primary source of repayment to service the Bank’s debt and prevents bank management to evaluate the borrower’s current debt service capacity. Existing loans will include those with consistent track records of timely loan payments, no material adverse changes to underlying collateral, and no material adverse changes to guarantor(s) financial capacity, evidenced by public record searches.

Special mention.   A Special Mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or our credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.
Substandard.   A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardizes the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.
Doubtful.   A loan classified Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.
Loss.   A loan classified Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future. Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
June 30, 2019
Commercial real estate	$249,654	$1,761	$2,455	$—	$253,870
Residential real estate	320,192	4,791	—	—	324,983
Commercial	100,077	139	1,797	—	102,013
Construction and development	35,522	—	—	—	35,522
Consumer	6,184	—	—	—	6,184
Total	$711,629	$6,691	$4,252	$—	$722,572

(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2018
Commercial real estate	$189,228	$2,702	$—	$—	$191,930
Residential real estate	311,013	391	—	—	311,404
Commercial	82,668	577	31	—	83,276
Construction and development	17,608	—	—	—	17,608
Consumer	3,244	—	—	—	3,244
Total	$603,761	$3,670	$31	$—	$607,462
December 31, 2017
Commercial real estate	$155,671	$1,049	$—	$—	$156,720
Residential real estate	224,246	—	—	—	224,246
Commercial	58,936	98	31	—	59,065
Construction and development	28,272	—	—	—	28,272
Consumer	1,755	—	—	—	1,755
Total	$468,880	$1,147	$31	$—	$470,058
December 31, 2016
Commercial real estate	$116,208	$—	$—	$—	$116,208
Residential real estate	139,931	229	—	—	140,160
Commercial	37,525	280	68	—	37,873
Construction and development	29,036	—	—	—	29,036
Consumer	1,025	—	—	—	1,025
Total	$323,725	$509	$68	$—	$324,302

Allowance for Loan Losses
We believe that we maintain our allowance for loan losses at a level sufficient to provide for probable credit losses inherent in the loan portfolio as of the balance sheet date. Credit losses arise from the borrowers’ inability or unwillingness to repay, and from other risks inherent in the lending process including collateral risk, operations risk, concentration risk, and economic risk. We consider all of these risks of lending when assessing the adequacy of our allowance. The allowance for loan losses is established through a provision charged to expense. Loans are charged-off against the allowance when losses are probable and reasonably quantifiable. Our allowance for loan losses is based on management’s judgment of overall credit quality, which is a significant estimate based on a detailed analysis of the loan portfolio. Our allowance can and will change based on revisions to our assessment of our loan portfolio’s overall credit quality and other risk factors both internal and external to us.
We evaluate the adequacy of the allowance for loan losses on a quarterly basis. The allowance consists of two components. The first component consists of those amounts reserved for impaired loans. A loan is deemed impaired when, based on current information and events, it is probable that the Bank will not be able to collect all amounts due (principal and interest), according to the contractual terms of the loan agreement. Loans are monitored for potential impairment through our ongoing loan review procedures and portfolio analysis. Classified loans and past due loans over a specific dollar amount, and all troubled debt restructurings are individually evaluated for impairment.
The approach for assigning reserves for the impaired loans is determined by the dollar amount of the loan and loan type. Impairment measurement for loans over a specific dollar are determined on an individual loan basis with the amount reserved dependent on whether repayment of the loan is dependent on the liquidation of collateral or from some other source of repayment. If repayment is dependent on the sale of collateral, the reserve is equivalent to the recorded investment in the loan less the fair value of the collateral after estimated sales expenses. If repayment is not dependent on the sale of collateral, the reserve is equivalent to the recorded investment in the loan less the estimated cash flows discounted using the loan’s effective interest rate. The discounted value of the cash flows is based on the anticipated timing of the receipt of cash payments from the borrower. The reserve allocations for individually measured impaired loans are sensitive to the extent market conditions or the actual timing of cash receipts change. Impairment reserves for smaller-balance loans under a specific dollar amount are assigned on a pooled basis utilizing loss factors for impaired loans of a similar nature.
The second component is a general reserve on all loans other than those identified as impaired. General reserves are assigned to various homogenous loan pools, including commercial, commercial real estate, construction and development, residential real estate, and consumer. General reserves are assigned based on historical loan loss ratios determined by loan pool and internal risk ratings that are adjusted for various internal and external risk factors unique to each loan pool. The following table analyzes the activity in the allowance over the past five years and the six-month periods ended June 30, 2019 and 2018.
	Six Months Ended June 30,		Year Ended December 31,
(Dollars in thousands)	2019	2018	2018	2017	2016	2015	2014
Balance at beginning of period	$5,685	$4,535	$4,535	$3,532	$2,457	$1,875	$1,547
Charge-offs
Commercial real estate	—	—	—	—	—	—	—
Residential real estate	—	—	—	—	—	—	—
Commercial	—	—	—	—	—	—	—
Construction and development	—	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	14	—
Total Charge-offs	—	—	—	—	—	14	—
Recoveries
Commercial real estate	—	—	—	—	—	—	—
Residential real estate	—	—	—	—	—	—	—
Commercial	—	—	—	12	11	2	—
Construction and development	—	—	—	—	—	—	—
Consumer and other	2	—	—	—	—	—	—
Total recoveries	2	—	—	12	11	2	—
Net charge-offs (recoveries)	(2)	—	—	(12)	(11)	12	—
Provision for loan losses	382	490	1,150	991	1,065	596	328
Balance at end of period	$6,069	$5,025	$5,685	$4,535	$3,532	$2,483	$1,875
Ratio of net charge-offs to average loans	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.00%
ALLL as a percentage of loans at end of period	0.84%	0.97%	0.94%	0.96%	1.09%	0.99%	1.00%
ALLL as a multiple of net charge-offs	N/A	N/A	N/A	N/A	N/A	204.8%	N/A
ALLL as a percentage of nonperforming loans	568.3%	N/A	N/A	N/A	N/A	N/A	N/A

We had recoveries of  $2,000 for the six months ended June 30, 2019, and did not have any net charge-offs or recoveries for the year ended December 31, 2018. At June 30, 2019, the allowance for loan losses of  $6.1 million was 0.84% of outstanding loans (net of overdrafts) and provided coverage of 568.3% of nonperforming loans. We did not have any nonperforming loans as of June 30, 2018. At December 31, 2018, the allowance for loan losses of  $5.7 million was 0.94% of outstanding loans (net of overdrafts) compared to 0.96% and 1.09% at December 31, 2017 and 2016, respectively. We did not have any nonperforming loans at December 31, 2018, 2017, or 2016. The following table provides an allocation of the allowance for loan losses to specific loan types as of June 30, 2019 and as of the end of the fiscal year for each of the past five years.
	June 30, 2019		December 31, 2018		December 31, 2017		December 31, 2016		December 31, 2015		December 31, 2014
(Dollars in thousands)	Allowance	Percent	Allowance	Percent	Allowance	Percent	Allowance	Percent	Allowance	Percent	Allowance	Percent
Commercial real estate	$1,311	21.6%	$1,435	25.2%	$1,275	28.1%	$838	23.7%	$730	29.7%	$346	18.5%
Residential real estate	2,659	43.8%	1,822	32.0%	1,590	35.0%	1,281	36.3%	912	37.2%	1,075	57.3%
Commercial	1,578	26.0%	2,106	37.1%	1,170	25.8%	648	18.3%	534	21.7%	318	17.0%
Construction and development	371	6.1%	262	4.6%	452	10.0%	742	21.0%	266	10.8%	109	5.8%
Consumer and other	150	2.5%	60	1.1%	48	1.1%	23	0.7%	15	0.6%	27	1.4%
Total allowance for loan losses	$6,069	100.0%	$5,685	100.0%	$4,535	100.0%	$3,532	100.0%	$2,457	100.0%	$1,875	100.0%

At June 30, 2019, the recorded investment in impaired loans was $4.6 million, $1.1 million of which required a specific reserve of  $0.6 million, compared to a recorded investment in impaired loans of $0.3 million at December 31, 2018, which increase was due to one loan being placed in nonaccrual status in June. $0.3 million at December 31, 2017 and $0.3 million at December 31, 2016. None of the impaired loans at December 31, 2018, 2017 or 2016 required a specific reserve.
Impaired loans also include certain loans that have been modified as troubled debt restructurings, or TDRs. At June 30, 2019, we had two loans amounting to $0.4 million that were considered to be TDRs, compared to two loans amounting to $0.4 million at December 31, 2018 and two loans totaling $0.4 million at December 31, 2017. We have not allocated any specific reserves to loans that have been modified as TDRs as of June 30, 2019 or December 31, 2018. Three loans amounting to $0.5 million were considered to be TDRs at December 31, 2016.
Our allowance for loan losses was $6.1 million at June 30, 2019 compared to $5.7 million at December 31, 2018, an increase of 7.0%. The increase was primarily due growth of our loan portfolio. The allowance for loan losses totaled $5.7 million at December 31, 2018 compared to $4.5 million at December 31, 2017 and $3.5 million at December 31, 2016. The increase in 2018 was due to growth in our loan portfolio. The slight decrease in the allowance for loan loss as a percentage of total gross loans in 2017 was primarily attributable to a favorable problem loan migration and improving risk factors within our loan portfolio. We believe our allowance at June 30, 2019 was adequate to absorb probable losses inherent in our loan portfolio.
Deposits
Deposits are our primary source of funding. We offer a variety of deposit products including checking, NOW, savings, money market and time accounts all of which we actively market at competitive pricing. We generate deposits from our clients on a relationship basis and through the efforts of our private bankers. We supplement our deposits with wholesale funding sources such as Quickrate and brokered deposits. However, we do not significantly rely on wholesale funding sources, which are generally viewed as less stable compared to core deposits due to the relatively higher price elasticity of demand for deposits from wholesale sources. As of June 30, 2019 and December 31, 2018, these wholesale deposits represented 5.22% and 3.38%, respectively, of our total deposits.
Interest-bearing deposits increased $100.7 million, or 21.3%, from December 31, 2018 to June 30, 2019 primarily due to a $87.2 million increase in money market account balances and a $13.5 million increase in certificates of deposit. In order to fund our loan growth, all of our bankers are actively involved with our strategic efforts and are incentivized to grow core deposits. The average rate paid on interest-bearing deposits increased 47 basis points from 1.23% for the year ended December 31, 2018 to 1.70% for the six months ended June 30, 2019. Rates paid on certificates of deposit increased 41 basis points, or 24.1%, over the same period. The increase in average rates paid on interest-bearing deposits and certificates of deposit was a result of a continued increase market rates of interest during the first half of 2019, as well as upward competitive pricing pressures. As of June 30, 2019, we had approximately $21.0 million in deposits that were classified as brokered deposits, an increase of approximately $1.1 million, or 5.3% from December 31, 2018. We did not obtain these brokered deposits through a deposit listing agency, but rather through an existing relationship with the Bank. However, these deposits meet the regulatory definition of brokered deposits and are reported accordingly.
Interest-bearing deposits increased $114.7 million, or 32%, from December 31, 2017 to December 31, 2018. Certificates of deposit increased $18.3 million and money market accounts and NOW accounts increased $96.5 million. The average rate paid on interest-bearing deposits increased 33 basis points for the year ended December 31, 2018 compared to the year ended December 31, 2017. The average rate paid on certificates of deposit increased 42 basis points over the same period. The increase in average rates paid on interest-bearing deposits and certificates of deposit was a result of increasing market interest rates during 2018, as well as upward competitive pricing pressures. As of December 31, 2018, we had approximately $19.9 million in deposits classified as brokered deposits, compared to no deposits classified as brokered deposits as of December 31, 2017 or 2016.
For the year ended December 31, 2017, interest-bearing deposits increased $98.2 million, or 37.7%, certificates of deposit decreased $23.6 million and money market accounts and NOW accounts increased $121.8 million compared to December 31, 2016. Average rates paid for deposits increased 7 basis points, or 8.4%, from the prior year primarily as a result of higher rates paid for money market accounts and large time deposits. The following table presents the average balances and average rates paid on deposits for the periods indicated.
	For the Six Months Ended June 30, 2019		For the Year Ended December 31
			2018		2017		2016
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
NOW accounts	$28,862	0.33%	$24,791	0.29%	$14,473	0.23%	$43,370	0.21%
Money market accounts	385,444	1.70%	304,722	1.18%	198,475	0.80%	106,560	0.65%
Savings accounts	6,798	0.05%	2,354	0.14%	2,234	0.10%	1,922	0.10%
Certificates of deposit	98,520	2.11%	83,674	1.70%	78,381	1.28%	83,132	1.23%
Total interest-bearing deposits	519,613	1.70%	415,541	1.23%	293,563	0.90%	234,984	0.83%
Noninterest-bearing deposits	149,794	0.00%	126,161	0.00%	88,651	0.00%	67,796	0.00%
Total deposits	$669,407	1.28%	$541,702	0.93%	$382,214	0.72%	$302,780	0.64%
The following table presents the ending balances and percentage of total deposits for the periods indicated.
	For the Six Months Ended June 30, 2019		For the Year Ended December 31
			2018		2017		2016
(Dollars in thousands)	Ending Balance	% of Total	Ending Balance	% of Total	Ending Balance	% of Total	Ending Balance	% of Total
NOW accounts	$35,583	4.81%	$25,088	4.16%	$19,515	4.25%	$12,087	3.73%
Money market accounts	420,601	56.86%	352,002	58.35%	260,850	56.81%	146,829	45.33%
Savings accounts	10,544	1.43%	2,389	0.40%	2,660	0.58%	2,343	0.72%
Certificates of deposit	107,055	14.47%	93,578	15.51%	75,302	16.40%	98,901	30.53%
Total interest-bearing deposits	573,783	77.56%	473,057	78.41%	358,327	78.04%	260,160	80.32%
Noninterest-bearing deposits	165,975	22.44%	130,245	21.59%	100,847	21.96%	63,762	19.68%
Total deposits	$739,758		$603,302		$459,174		$323,922

The following table presents the maturities of our certificates of deposit as of June 30, 2019.
(Dollars in thousands)	Three Months or Less	Over Three Through Six Months	Over Six Months Through 12 Months	Over 12 Months	Total
$100,000 or more	$8,432	$7,519	$72,416	$11,669	$100,036
Less than $100,000	1,913	1,234	3,116	756	7,019
Total	$10,345	$8,753	$75,532	$12,425	$107,055
Borrowings
We primarily use short-term and long-term borrowings to supplement deposits to fund our lending and investment activities.
FHLB Advances.   The FHLB allows us to borrow up to 25% of our assets on a blanket floating lien status collateralized by certain securities and loans. As of June 30, 2019, approximately $119.2 million in real estate loans were pledged as collateral for our FHLB borrowings. We utilize these borrowings to meet liquidity needs and to fund certain fixed rate loans in our portfolio. As of June 30, 2019, we had $50.0 million in outstanding advances and $42.4 million in available borrowing capacity from the FHLB based on the collateral that we have currently pledged. The following table sets forth certain information on our FHLB borrowings during the periods presented.
	Six Months Ended June 30, 2019	Years Ended December 31,
(Dollars in thousands)		2018	2017	2016
Amount outstanding at period-end	$50,000	$40,000	$25,000	$20,000
Weighted average interest rate at period-end	2.36%	2.27%	1.43%	1.02%
Maximum month-end balance during period	$50,000	$40,000	$25,000	$20,000
Average balance outstanding during period	42,541	34,712	17,479	16,965
Weighted average interest rate during period	2.37%	2.08%	1.33%	1.02%
Federal Reserve Bank of Atlanta.   The Federal Reserve Bank of Atlanta has an available borrower in custody arrangement which allows us to borrow on a collateralized basis. No advances were outstanding under this facility as of June 30, 2019.
Liquidity and Capital Resources
Capital Resources
Shareholders’ equity increased $1.2 million for the six months ended June 30, 2019 compared to the year ended December 31, 2018. Net income resulted in an increase to retained earnings of  $0.9 million as of June 30, 2019. Shareholders’ equity increased $22.1 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. Net income resulted in an increase to retained earnings of $2.1 million as of December 31, 2018. Shares of common stock totaling 1,095,890 were issued upon the closing of our 2018 private offering, resulting in an increase to shareholders’ equity of approximately $20.0 million.
For the year ended December 31, 2017, shareholders’ equity increased $20.7 million, primarily as a result of shares issued in connection with our 2017 private offering and net income of  $1.8 million. Shares of common stock totaling 1,300,266 were issued upon the closing of our 2017 private offering, resulting in an increase to shareholders’ equity of approximately $18.9 million. During 2017, shares issued as compensation and stock-based compensation increased common stock and additional paid-in-capital in the aggregate by $39,000. The increases were partially offset by an increase in our noninterest expense primarily due to increased employee headcount (due to team lift-outs) and the addition of new banking and loan production offices.

We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum ratios of common equity Tier 1, Tier 2, and total capital as a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 150%. We are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio.
In July 2013, federal bank regulatory agencies issued a final rule that revised their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with certain standards that were developed by Basel III and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions and bank holding companies and savings and loan holding companies with total consolidated assets of more than $1 billion, which we refer to below as “covered” banking organizations. We were required to implement the new Basel III capital standards as of January 1, 2015 and January 1, 2018, respectively.
As of June 30, 2019, we were in compliance with all applicable regulatory capital requirements to which we were subject, and the Bank was classified as “well capitalized” for purposes of the prompt corrective action regulations. As we deploy our capital and continue to grow our operations, our regulatory capital levels may decrease depending on our level of earnings. However, we intend to monitor and control our growth in order to remain in compliance with all regulatory capital standards applicable to us. See “Supervision and Regulation — Capital Adequacy Guidelines” for additional discussion regarding the regulatory capital requirements applicable to the Company and the Bank.
The following table presents our regulatory capital ratios as of the dates indicated.
	Actual		Minimum for capital adequacy		Minimum to be well capitalized
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2019
Total capital ratio
Bank	$80,342	13.0%	$49,569	8.0%	$61,961	10.0%
Company	87,662	14.1%	49,569	8.0%	N/A	N/A
Tier 1 capital ratio
Bank	73,666	11.9%	37,177	6.0%	49,569	8.0%
Company	80,986	13.1%	37,177	6.0%	N/A	N/A
Tier1 leverage ratio
Bank	73,666	8.7%	33,713	4.0%	42,141	5.0%
Company	80,986	9.6%	33,713	4.0%	N/A	N/A
Common equity tier 1 capital ratio
Bank	73,666	11.9%	27,883	4.5%	40,275	6.5%
Company	80,986	13.1%	27,883	4.5%	N/A	N/A

	Actual		Minimum for capital adequacy		Minimum to be well capitalized
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2018
Total capital ratio
Bank	$68,427	13.4%	$40,731	8.0%	$50,914	10.0%
Company	86,014	16.9%	40,731	8.0%	N/A	N/A
Tier 1 capital ratio
Bank	62,519	12.3%	30,549	6.0%	40,731	8.0%
Company	80,107	15.7%	30,549	6.0%	N/A	N/A
Tier1 leverage ratio
Bank	62,519	8.6%	29,129	4.0%	36,411	5.0%
Company	80,107	11.0%	29,129	4.0%	N/A	N/A
Common equity tier 1 capital ratio
Bank	62,539	12.3%	22,911	4.5%	33,094	6.5%
Company	80,107	15.7%	22,911	4.5%	N/A	N/A
December 31, 2017
Total capital ratio
Bank	$49,234	12.0%	$32,866	8.0%	$41,083	10.0%
Company	62,649	15.2%	32,866	8.0%	N/A	N/A
Tier 1 capital ratio
Bank	44,476	10.8%	24,650	6.0%	32,866	8.0%
Company	57,892	14.1%	24,650	6.0%	N/A	N/A
Tier1 leverage ratio
Bank	44,476	8.7%	20,513	4.0%	25,641	5.0%
Company	57,892	11.3%	20,513	4.0%	N/A	N/A
Common equity tier 1 capital ratio
Bank	44,476	10.8%	18,487	4.5%	26,704	6.5%
Company	57,892	14.1%	18,487	4.5%	N/A	N/A
December 31, 2016
Total capital ratio
Bank	$36,800	12.0%	$24,628	8.0%	$30,785	10.0%
Company	40,766	13.2%	24,628	8.0%	N/A	N/A
Tier 1 capital ratio
Bank	33,045	10.7%	18,471	6.0%	24,628	8.0%
Company	37,011	12.0%	18,471	6.0%	N/A	N/A
Tier1 leverage ratio
Bank	33,045	8.8%	15,036	4.0%	18,795	5.0%
Company	37,011	9.8%	15,036	4.0%	N/A	N/A
Common equity tier 1 capital ratio
Bank	33,045	10.7%	13,853	4.5%	20,011	6.5%
Company	37,011	12.0%	13,853	4.5%	N/A	N/A

Liquidity
In general terms, liquidity is a measurement of our ability to meet our cash needs. Our objective in managing our liquidity is to maintain our ability to fund loan commitments, purchase securities, accommodate deposit withdrawals or repay other liabilities in accordance with their terms, without an adverse impact on our current or future earnings. Our liquidity strategy is guided by policies that are formulated and monitored by our Asset Liability Management Committee, or ALCO, and senior management, including our Liquidity Contingency Policy, and which take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. We regularly evaluate all of our various funding sources with an emphasis on accessibility, stability, reliability and cost-effectiveness. Our principal source of funding has been our clients’ deposits, supplemented by our short-term borrowings, primarily from FHLB borrowings. We believe that the cash generated from operations, our borrowing capacity and our access to capital resources are sufficient to meet our future operating capital and funding requirements.
At June 30, 2019, we had the ability to generate approximately $88.6 million in additional liquidity through all of our available resources beyond our overnight funds sold position. In addition to the primary borrowing outlets mentioned above, we also have the ability to generate liquidity by borrowing from the Federal Reserve Discount Window and through brokered deposits. We recognize the importance of maintaining liquidity and have developed a Contingent Liquidity Plan, which addresses various liquidity stress levels and our response and action based on the level of severity. We periodically test our credit facilities for access to the funds, but also understand that as the severity of the liquidity level increases, certain credit facilities may no longer be available. We conduct quarterly liquidity stress tests and the results are reported to our Asset-Liability Management Committee and our Board. We believe the liquidity available to us is sufficient to meet our ongoing needs.
We also view our investment portfolio as a liquidity source and have the option to pledge securities in our portfolio as collateral for borrowings or deposits, and/or sell selected securities. Our portfolio primarily consists of debt issued by the federal government and governmental agencies. The weighted-average maturity of our portfolio was 3.68 years and 3.67 years at June 30, 2019 and December 31, 2018, respectively, and had a net unrealized pre-tax loss of  $53,000 and $0.5 million, respectively, in our available for sale securities portfolio as of those dates.
Our average net overnight funds sold position (defined as funds sold plus interest-bearing deposits with other banks less funds purchased) was $23.3 million during the first six months of 2019 compared to an average net overnight funds sold position of  $20.7 million for the 2018 full year period. As we have continued to experience high organic growth, we have preferred to maintain our excess liquidity in assets with greater liquidity, such as federal funds sold, as opposed to less liquid, but slightly higher yielding, assets, like investment securities.
We expect our capital expenditures over the next 12 months to be approximately $1.7 million, which will consist primarily of investments in fintech products and services related to the development of our Digital Innovation Center in Cleveland, Ohio, technology purchases for our new banking offices, business applications, information technology security needs as well as furniture, fixtures and equipment for our new banking offices. We expect that these capital expenditures will be funded with existing resources without impairing our ability to meet our ongoing obligations.
Inflation
The impact of inflation on the banking industry differs significantly from that of other industries in which a large portion of total resources are invested in fixed assets such as property, plant and equipment. Assets and liabilities of financial institutions are virtually all monetary in nature, and therefore are primarily impacted by interest rates rather than changing prices. While the general level of inflation underlies most interest rates, interest rates react more to changes in the expected rate of inflation and to changes in monetary and fiscal policy.
Contractual Obligations
We have contractual obligations to make future payments on debt and lease agreements. While our liquidity monitoring and management consider both present and future demands for and sources of liquidity, the following table of contractual commitments focuses only on future obligations and summarizes our contractual obligations as of June 30, 2019.
(Dollars in thousands)	Due in One Year or Less	Due after One Through Three Years	Due After Three Through Five Years	Due After Five Years	Total
FHLB Advances	$20,000	$10,000	$20,000	$—	$50,000
Certificates of deposit $100,000 or more	88,366	11,669	—	—	100,036
Certificates of deposit less than $100,000	6,263	757	—	—	7,019
Operating leases	1,442	2,487	2,413	2,999	9,341
Total	$116,071	$24,913	$22,413	$2,999	$166,396
Off-Balance Sheet Items
In the normal course of business, we enter into various transactions that, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our clients. These transactions include commitments to extend credit and issue letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in our consolidated balance sheets. Our exposure to credit loss is represented by the contractual amounts of these commitments. The same credit policies and procedures are used in making these commitments as for on-balance sheet instruments. We are not aware of any accounting loss to be incurred by funding these commitments, however we maintain an allowance for off-balance sheet credit risk which is recorded in other liabilities on the consolidated balance sheet.
Our commitments associated with outstanding letters of credit and commitments to extend credit expiring by period as of the date indicated are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.
	As of June 30, 2019	As of December 31,
(Dollars in thousands)		2018	2017	2016
Unfunded lines of credit	$156,530	$106,866	$75,791	$74,536
Commitments to extend credit	54,668	30,599	42,809	44,802
Letters of credit	11,425	10,417	10,546	6,870
Total credit extension commitments	$222,623	$147,882	$129,146	$126,208
Unfunded lines of credit represent unused credit facilities to our current borrowers that represent no change in credit risk that exist in our portfolio. Letters of credit are conditional commitments issued by us to guarantee the performance of a client to a third party. Lines of credit generally have variable interest rates. In the event of nonperformance by the client in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the client from the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash or marketable securities. Our policies generally require that letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements and our credit risk associated with issuing letters of credit is essentially the same as the risk involved in extending loan facilities to our clients.
We minimize our exposure to loss under letters of credit and credit commitments by subjecting them to the same credit approval and monitoring procedures as we do for on-balance sheet instruments. The effect on our revenue, expenses, cash flows and liquidity of the unused portions of these letters of credit commitments cannot be precisely predicted because there is no guarantee that the lines of credit will be used.
Commitments to extend credit are agreements to lend funds to a client, as long as there is no violation of any condition established in the contract, for a specific purpose. Commitments generally have variable interest rates, fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn, the total commitment amounts disclosed above do not necessarily represent future cash requirements. We evaluate each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by us, upon extension of credit is based on management’s credit evaluation of the client.
We enter into forward commitments for the delivery of mortgage loans in our current pipeline. Interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from our commitments to fund the loans. These commitments to fund mortgage loans, to be sold into the secondary market, (interest rate lock commitments) and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives.
Certain Performance Metrics
The following table shows the return on average assets (computed as net income divided by average total assets), return on average equity (computed as net income divided by average equity) and average equity to average assets ratios for the six months ended June 30, 2019 and for the years ended December 31, 2018, 2017, and 2016.
	Six Months Ended June 30, 2019	Years Ended December 31,
		2018	2017	2016
Return on Average Assets(1)	0.21%	0.33%	0.39%	0.33%
Return on Average Equity(1)	2.13%	3.79%	3.43%	3.15%
Average Equity to Average Assets	9.99%	8.67%	11.49%	10.02%

(1)
Annualized for the six months ended June 30, 2019.

Market Risk and Interest Rate Sensitivity
Overview
Market risk arises from changes in interest rates, exchange rates, commodity prices, and equity prices. We have risk management policies designed to monitor and limit exposure to market risk and we do not participate in activities that give rise to significant market risk involving exchange rates, commodity prices, or equity prices. In asset and liability management activities, our policies are designed to minimize structural interest rate risk.
Interest Rate Risk Management
Our net income is largely dependent on net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest earning assets. When interest-bearing liabilities mature or reprice more quickly than interest earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest earning assets mature or reprice more quickly than interest-bearing liabilities, falling market interest rates could result in a decrease in net interest income. Net interest income is also affected by changes in the portion of interest earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and shareholders’ equity.
We have established what we believe to be a comprehensive interest rate risk management policy, which is administered by ALCO. The policy establishes limits of risk, which are quantitative measures of the percentage change in net interest income (a measure of net interest income at risk) and the fair value of equity capital (a measure of economic value of equity (“EVE”) at risk) resulting from a hypothetical change in interest rates for maturities from one day to 30 years. We measure the potential adverse impacts that changing interest rates may have on our short-term earnings, long-term value, and liquidity by employing simulation analysis through the use of computer modeling. The simulation model captures optionality factors such as call features and interest rate caps and floors imbedded in investment and loan portfolio contracts. As with any method of gauging interest rate risk, there are certain shortcomings inherent in the interest rate modeling methodology used by us. When interest rates change, actual movements in different categories of interest earning assets and interest-bearing liabilities, loan prepayments, and withdrawals of time and other deposits, may deviate significantly from assumptions used in the model. Finally, the methodology does not measure or reflect the impact that higher rates may have on adjustable-rate loan clients’ ability to service their debts, or the impact of rate changes on demand for loan and deposit products.
The balance sheet is subject to testing for interest rate shock possibilities to indicate the inherent interest rate risk. We prepare a current base case and several alternative interest rate simulations (-400, -300, -200, -100,+100, +200, +300 and +400 basis points (bp)), at least once per quarter, and report the analysis to ALCO and our Board. We augment our interest rate shock analysis with alternative interest rate scenarios on a quarterly basis that may include ramps, parallel shifts, and a flattening or steepening of the yield curve (non-parallel shift). In addition, more frequent forecasts may be produced when interest rates are particularly uncertain or when other business conditions so dictate.
Our goal is to structure the balance sheet so that net interest earnings at risk over a 12-month period and the economic value of equity at risk do not exceed policy guidelines at the various interest rate shock levels. We attempt to achieve this goal by balancing, within policy limits, the volume of floating-rate liabilities with a similar volume of floating-rate assets, by keeping the average maturity of fixed-rate asset and liability contracts reasonably matched, by managing the mix of our core deposits, and by adjusting our rates to market conditions on a continuing basis.
Analysis
The following table indicates that, for periods less than one year, rate-sensitive liabilities exceeded rate-sensitive assets, resulting in a slightly liability-sensitive position. For a bank with a liability-sensitive position, or negative gap, falling interest rates would generally be expected to have a positive effect on net interest income, and rising interest rates would generally be expected to have the opposite effect.

REPRICING GAP
June 30, 2019 (Dollars in thousands)	Within One Month	After One Month Through Three Months	After Three Months Through 12 Months	Within One Year	Greater than One Year or Nonsensitive	Total
Assets
Interest earning assets
Loans(1)	$149,625	$29,420	$121,302	$300,347	$415,457	$715,804
Securities	16,767	1,722	2,357	20,846	3,173	24,019
Interest-bearing deposits at other financial institutions	89,290	—	—	89,290	4,615	93,905
Federal funds sold	24,503	—	—	24,503	—	24,503
Total interest earning assets	$280,185	$31,142	$123,659	$434,986	$423,245	$858,231
Liabilities
Interest-bearing liabilities
Interest-bearing deposits	$261,877	$8,258	$37,167	$307,302	$159,426	$466,728
Time deposits	20,136	6,403	68,092	94,631	12,424	107,055
Total interest-bearing deposits	282,013	14,661	105,259	401,933	171,850	573,783
Securities sold under agreements to repurchase	—	—	—	—	—	—
FHLB Advances	2,359	4,729	26,854	33,942	16,058	50,000
Other borrowed funds	—	—	—	—	—	—
Total interest-bearing liabilities	$284,372	$19,390	$132,113	$435,875	$187,908	$623,783
Period gap	$(4,187)	$11,752	$(8,454)	$(889)	$235,337
Cumulative gap	$(4,187)	$7,565	$(889)	$(889)	$234,448
Ratio of cumulative gap to total earning assets	(1.49)%	24.29%	(0.72)%	(0.20)%	55.60%
Ratio of cumulative gap to cumulative total earning assets	(0.49)%	0.88%	(0.10)%	(0.10)%	27.42%

(1)
Includes loans held for resale

CASH FLOW GAP
June 30, 2019 (Dollars in thousands)	Within One Month	After One Month Through Three Months	After Three Months Through 12 Months	Within One Year	Greater than One Year or Nonsensitive	Total
Assets
Interest earning assets
Loans(1)	$27,841	$41,190	$114,130	$183,161	$532,643	$715,804
Securities	772	428	3,279	4,479	19,540	24,019
Interest-bearing deposits at other financial institutions	89,290	—	—	89,290	4,615	93,905
Federal funds sold	24,503	—	—	24,503	—	24,503
Total interest earning assets	$142,406	$41,618	$117,409	$301,433	$556,798	$858,231
Liabilities
Interest-bearing liabilities
Interest-bearing deposits	$11,442	$22,884	$102,984	$137,310	$329,418	$466,728
Time deposits	20,136	6,403	68,092	94,631	12,424	107,055
Total interest-bearing deposits	31,578	29,287	171,076	231,941	341,842	573,783
Securities sold under agreements to repurchase	—	—	—	—	—	—
FHLB Advances	2,359	4,729	24,324	31,412	18,588	50,000
Other borrowed funds	—	—	—	—	—	—
Total interest-bearing liabilities	$33,937	$34,016	$195,400	$263,353	$360,430	$623,783
Period gap	$108,469	$7,602	$(77,991)	$38,080	$196,368
Cumulative gap	$108,469	$116,071	$38,080	$38,080	$234,448
Ratio of cumulative gap to total earning assets	76.17%	278.90%	32.43%	12.63%	35.27%

(1)
Includes loans held for sale

Measures of net interest income at risk produced by simulation analysis are indicators of an institution’s short-term performance in alternative rate environments. These measures are typically based upon a relatively brief period, and do not necessarily indicate the long-term prospects or economic value of the institution.
The following table summarizes the results of our net interest income at risk analysis in simulating the change in net interest income and fair value of equity over a 12-month and 24-month horizon as of June 30, 2019, and December 31, 2018 and 2017.
Net Interest Income at Risk – 12 months	-400bps	-300bps	-200bps	-100bps	Flat	+100bps	+200bps	+300bps	+400bps
Policy Limit	(20.0)%	(15.0)%	(10.0)%	(5.0)%	N/A	10.0%	15.0%	20.0%	25.0%
June 30, 2019	(2.6)%	(1.7)%	(0.4)%	(0.9)%	N/A	0.8%	1.4%	1.8%	2.0%
December 31, 2018	(9.87)%	(6.60)%	(4.68)%	(1.57)%	N/A	0.57%	0.84%	1.03%	1.18%
December 31, 2017	(11.78)%	(8.18)%	(5.56)%	(4.27)%	N/A	3.58%	7.02%	10.45%	13.90%
Net Interest Income at Risk – 24 months	-400bps	-300bps	-200bps	-100bps	Flat	+100bps	+200bps	+300bps	+400bps
Policy Limit	(20.0)%	(15.0)%	(10.0)%	(5.0)%	N/A	10.0%	15.0%	20.0%	25.0%
June 30, 2019	(4.3)%	(3.6)%	(2.1)%	(2.0)%	N/A	1.8%	3.0%	4.1%	4.8%
December 31, 2018	(16.07)%	(12.02)%	(7.72)%	(2.68)%	N/A	1.33%	2.31%	3.09%	3.73%
December 31, 2017	(18.42)%	(13.69)%	(10.19)%	(6.16)%	N/A	4.97%	9.82%	14.69%	19.61%

Using an economic value of equity, or EVE, approach, we analyze the risk to capital from the effects of various interest rate scenarios through a long-term discounted cash flow model. This measures the difference between the economic value of our assets and the economic value of our liabilities, which is an estimate of our liquidation value. While this provides some value as a risk measurement tool, management believes net interest income at risk is more appropriate in accordance with the going concern principle.
The following table illustrates the results of our EVE analysis as of June 30, 2019 and December 31, 2018 and 2017.
Economic Value of Equity as of	-400bps	-300bps	-200bps	-100bps	Flat	+100bps	+200bps	+300bps	+400bps
Policy Limit	(30.0)%	(20.0)%	(15.0)%	(10.0)%	N/A	17.5%	22.5%	27.5%	37.5%
June 30, 2019	1.9%	2.7%	3.2%	1.6%	N/A	(4.4)%	(9.9)%	(15.6)%	(21.9)%
December 31, 2018	(5.32)%	(0.43)%	0.66%	0.61%	N/A	(3.65)%	(8.23)%	(13.21)%	(18.98)%
December 31, 2017	(4.23)%	(0.74)%	1.83%	(0.45)%	N/A	(2.64)%	(5.03)%	(7.24)%	(9.73)%
Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with GAAP and with general practices within the financial services industry. Application of these principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances. These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.
We have identified the following accounting policies and estimates that, due to the difficult, subjective, or complex judgments and assumptions inherent in those policies and estimates and the potential sensitivity of the financial statements to those judgments and assumptions, are critical to an understanding of our financial condition and results of operations. We believe that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate.
Allowance for Loan Losses
The allowance for loan losses provides for known and inherent losses in the loan portfolio based upon management’s best assessment of the loan portfolio at each balance sheet date. It is maintained at a level estimated to be adequate to absorb potential losses through periodic charges to the provision for loan losses.
The allowance for loan losses consists of specific and general reserves. Specific reserves relate to loans classified as impaired. Loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the loan. Impaired loans include troubled debt restructurings, and performing and nonperforming loans. Impaired loans are reviewed individually and a specific allowance is allocated, if necessary, based on evaluation of either the fair value of the collateral underlying the loan or the present value of future cash flows calculated using the loan’s existing interest rate. General reserves relate to the remainder of the loan portfolio, including overdrawn deposit accounts, and are based on evaluation of a number of factors, such as current economic conditions, the quality and composition of the loan portfolio, loss history, and other relevant factors.
Our loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. However, the ability of borrowers to honor their contractual repayment obligations is substantially dependent on changing economic conditions. Because of the uncertainties associated with economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management’s estimate of loan losses in the loan portfolio and the amount of the allowance needed may change in the future. The determination of the allowance for loan losses is, in large part, based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In situations where the repayment of a loan is dependent on the value of the underlying collateral, an independent appraisal of the collateral’s current market value is customarily obtained and used in the determination of the allowance for loan loss.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in economic conditions. Also regulatory agencies, as an integral part of their examination process, periodically review management’s assessments of the adequacy of the allowance for loan losses. Such agencies may require us to recognize additional losses based on their judgments about information available to them at the time of their examination.
Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market inputs. For financial instruments that are traded actively and have quoted market prices or observable market inputs, there is minimal subjectivity involved in measuring fair value. However, when quoted market prices or observable market inputs are not fully available, significant management judgment may be necessary to estimate fair value. In developing our fair value estimates, we maximize the use of observable inputs and minimize the use of unobservable inputs.
The fair value hierarchy defines Level 1 valuations as those based on quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 2 valuations include inputs based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 3 valuations are based on at least one significant assumption not observable in the market, or significant management judgment or estimation, some of which may be internally developed.
Financial assets that are recorded at fair value on a recurring basis include investment securities available for sale, and loans held for sale.
Recent Accounting Pronouncements
The following provides a brief description of accounting standards that have been issued but are not yet adopted that could have a material effect on the our financial statements. Please also refer to the Notes to our consolidated financial statements included in this prospectus for a full description of recent accounting pronouncements, including the respective expected dates of adoption and anticipated effects on our results of operations and financial condition.
ASU 2016-13, Financial Instruments — Credit Loses (Topic 326)
In June 2016, FASB issued guidance to replace the incurred loss model with an expected loss model, which is referred to as the current expected credit loss, or CECL, model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables and held to maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (i.e. loan commitments, standby letters of credit, financial guarantees and other similar instruments). For public business entities, or PBEs, that meet the definition of an SEC filer, the standard will be effective for fiscal years beginning after December 15, 2019, including interim periods in those fiscal years. For calendar year-end SEC filers, it is effective for March 31, 2020 interim financial statements. For PBEs that are non-SEC filers, it is effective for January 1, 2021. We are in the process of evaluating and implementing changes to credit loss estimation models and related processes. Updates to business processes and the documentation of accounting policy decisions are ongoing. We may recognize an increase in the allowance for credit losses upon adoption, recorded as a one-time cumulative adjustment to retained earnings. However, the magnitude of the impact on our consolidated financial statements has not yet been determined. We will adopt this accounting standard effective January 1, 2020, unless the currently proposed implementation delay is approved, which proposes to delay adoption until January 1, 2023. See “Supervision and Regulation — Current Expected Credit Losses.”

BUSINESS OF PROFESSIONAL HOLDING CORP.
Our Company
We are a financial holding company incorporated in 2014 and headquartered in Coral Gables, Florida. We operate primarily through our wholly owned subsidiary, Professional Bank, a Florida state-chartered bank, which commenced operations in 2008. In 2014, we effectuated a statutory share exchange pursuant to which Professional Holding Corp. became the bank holding company for Professional Bank. We focus on providing creative, relationship-driven commercial banking products and services designed to meet the needs of our clients. Our clients are small to medium sized businesses, the owners and operators of these businesses, and other professionals, entrepreneurs and high net worth individuals.
We believe that we have developed a reputation in our market for highly customized services and we continue to seek new ways to meet our clients’ financial needs. We offer a full line of deposit products, cash management services and commercial and residential loan programs, as well as online/digital and mobile banking capabilities. We firmly believe our clients place value on our local and timely decision-making, coupled with the high quality service that we provide. Approaching our clients’ challenges from a different point of view is at the heart of our culture, as our bankers are extremely familiar with our clients’ businesses, enabling us to more accurately price and assess risk, while developing mutually acceptable credit structures for the bank and its clients.
We currently conduct our banking operations from five branches and four loan production offices located exclusively in the Miami-Fort Lauderdale-West Palm Beach or Miami-Dade metropolitan statistical area, or MSA, which encompasses three of the fastest-growing counties in Florida: Miami-Dade, Broward, and Palm Beach counties. The banking industry in this market has experienced significant consolidation, with approximately 50% of banks being consolidated during the last 10 years, which has afforded us significant growth opportunities. Today, as measured by total assets, we are the sixth largest independent community bank headquartered in South Florida. As of June 30, 2019, we had total assets of $890.4 million, total net loans of  $715.8 million, total deposits of  $739.8 million and total shareholders’ equity of  $80.9 million.
On August 9, 2019, we entered into a definitive merger agreement to acquire Marquis Bancorp, Inc., or MBI, and its wholly owned subsidiary, Marquis Bank, a Florida state-chartered bank. The acquisition of Marquis Bank will add three branches to our Miami-Dade MSA footprint and on a pro forma basis would make us the 12th largest independent community bank in Florida and the fourth largest independent community bank in South Florida. Upon completion of this acquisition, which is subject to several conditions to closing, including required regulatory approvals, both companies’ shareholders approvals, the closing of this initial public offering, and an effective Form S-4, among others, the pro forma combined institution is expected to have approximately $1.6 billion in total assets, total net loans of  $1.3 billion and total deposits of  $1.3 billion as of June 30, 2019.
To support our investments in technology and infrastructure and to continue enhancing our service offerings, we anticipate opening our Digital Innovation Center in October 2019 in Cleveland, Ohio, which will be staffed by former employees of national banking institutions and global consulting firms with experience in banking technology and growth strategies. We recently released our first Apple Watch app, a person-to-person, or P2P, payment service with immediate clearing capabilities that can be used with any other bank in the country. We plan to use our technology platform to create a comprehensive digital bank, including enabling the opening of online accounts through our website. We believe that our technology platform will allow us to compete with larger financial institutions by offering a cutting-edge digital client experience that can be specifically tailored to multiple demographics, while also continuing the customized concierge service that our clients have come to expect.
We believe our investments in people, our platform and technology, as well as our ongoing efforts to attract talented banking professionals, will facilitate future growth and enhanced profitability. Our focus, culture, brand and reputation throughout our market enhance our ability to continue to grow organically, successfully recruit talented bankers and pursue opportunistic acquisitions throughout Florida in the future.

Our History and Growth
Professional Bank was founded in 2008 by a diverse group of entrepreneurs and banking professionals who lived and worked in our South Florida market. We set out to create a bank that is in sync with the local business community, employing properly incentivized and creative bankers who understand how to interact with sophisticated clients with complex banking needs. We began banking operations with a single branch in Coral Gables and have since expanded organically, opening four additional branches and four additional loan production offices in South Florida. Our expansion has largely been driven by our ability to recruit seasoned bankers and banking teams to our platform, while raising the necessary capital and adding the infrastructure to support these bankers. Important milestones in our operating history include the following:
2008	• Professional Bank raised $13.9 million in capital and commenced banking operations from a single branch in South Miami, FL
2013
•
Hired a team from a South Florida-based regional bank in May

•
Daniel R. Sheehan, one of our founders, appointed as Chairman of the Bank Board of Directors, or Bank Board, in September and, in connection with our Bank Board and management team, developed a growth and expansion strategy for the Bank

•
Ended the year with approximately $217 million in total assets

2014
•
Opened our second branch in Coral Gables, FL in January, and relocated its headquarters

•
Completed a $3.3 million private placement

•
Effectuated a share exchange to form Professional Holding Corp., with Professional Bank as its wholly owned subsidiary

2015	• Reported total assets in excess of $250 million as of March 31 • Completed a $15.0 million private placement in April
2016
•
Hired a commercial and industrial, or C&I, banking team from a large national bank to establish our Palm Beach Gardens, FL loan production office in February

•
Completed a core system conversion to CSI enabling a foundation for greater technological flexibility

2017
•
Completed an $18.9 million private placement in February

•
Hired a private banking team from a large national bank to establish our loan production office in Boca Raton, FL in March

•
Opened a loan production office in Fort Lauderdale, FL in October

•
Converted our Palm Beach Gardens, FL loan production office to a full-service branch in November

•
Reported total assets in excess of  $500 million as of December 31

2018
•
Hired a senior banker from a large national bank in February to establish a West Palm Beach, FL loan production office, which opened in April

•
Hired a new Chief Risk Officer and Chief Credit Officer

•
Hired a banking team from a large national bank in April for our Dadeland branch (which opened in 2019)

•
Hired senior bankers from a large Southeastern regional bank for our Palm Beach Gardens, FL branch in October

•
Hired a banking team from a large, Southeastern regional bank for our Fort Lauderdale, FL loan production office in October

•
Completed a $20.0 million private placement in December

2019
•
Hired a private banking team from a large South Florida-based bank in January to establish our Doral, FL loan production office, which opened in July

•
Converted our existing loan production office in Boca Raton, FL into a full-service branch in May

•
Opened our fifth branch in Miami, FL (Dadeland) in May

•
Hired the former president of a South Florida-based community bank and a team from a large national bank in May to establish Wellington, FL loan production office, which opened in July

•
Reported total assets of nearly $900 million as of June 30

•
Announced a pending merger with Marquis Bancorp, Inc. on August 12

•
Anticipated opening of our Digital Innovation Center in Cleveland, OH in October

The following chart illustrates our growth by location type (branch and loan production office) as well as employee headcount.
Location Growth by Type and Full Time Equivalent Employee Growth

Our expansion has led to strong balance sheet growth. Our total assets have increased from $302.0 million as of December 31, 2015 to $890.4 million as of June 30, 2019. On a pro forma basis, as of June 30, 2019, our pending acquisition of MBI would increase our total assets to approximately $1.6 billion. The following chart illustrates our compound annual growth rate, or CAGR.

Total Assets

We believe we are well positioned to continue to grow organically, through opportunistic lift-outs of high-performing banking teams and acquisitions of franchises or other banks in both current and new markets.
Our Business Strategy
Our business strategy is comprised of the following components:
Organic Growth in Our Attractive Market.   Our organic growth strategy to date has primarily focused on gaining market share in the South Florida market. For several reasons, including a business friendly and low tax environment, strong population growth, and an unemployment rate that is currently below the national average, we believe our market provides abundant opportunities to continue to expand our client base, grow loans and deposits and gain overall market share. Our team of bankers has been an important factor contributing to our organic growth by both broadening our bandwidth with existing clients and expanding our client base. Our team has a track record of originating quality loans, evidenced by our relatively low level of nonperforming assets, and durable deposit relationships through a variety of channels in our market while maintaining a premier client experience. The depth of our team’s market knowledge and long-term relationships in the South Florida market are the keys to our strong referral network.
As a result of consolidation in the banking industry in Florida, we believe that there are few locally-based banks that are dedicated to providing our level of sophistication and service to small to medium sized businesses, the owners and operators of these businesses as well as other professionals, entrepreneurs and high net worth individuals in our current and future markets. Since 2005, the number of Florida-based community banks has decreased from approximately 300 to 115.

Bank Consolidation in Florida

Source: S&P Global Market Intelligence, FDIC.
This consolidation has allowed us to hire talented bankers in our market and we will continue to seek out such bankers and teams of bankers who prefer a local, independent, and agile platform to that of a more bureaucratic, regional financial institution. Our goal is to continue our growth to service increasingly larger and sophisticated clients, while remaining agile enough to be a superior, speed-based competitor in acquiring new clients. In an effort to keep our operating costs low while continuing to seek opportunities for growth, we have typically established new banking teams in lower cost loan production offices before committing to opening a more expensive full-service branch. By establishing banking teams in lower cost loan production offices, we are able to avoid long-term lease commitments, costly branch improvements and related costs until our new banking team has attracted a sufficient number of banking relationships and earning assets. Once the newly hired team achieves a certain financial scale, we evaluate the economics of opening a full-service branch. This strategy has allowed us to achieve significant growth while prudently managing our expansion costs and maintaining our strong credit quality.
Current Locations	Date Loan Production Office (LPO) Opened	Date of Branch Opening / Conversion	Total Deposits as of June 30, 2019 (thousands)
South Miami	—	Aug. 2008	$278,470
Coral Gables	—	Jan. 2014	$226,421
Palm Beach Gardens	Feb. 2016	Nov. 2017	$163,068
Boca Raton	Mar. 2017	May 2019	$62,417
Fort Lauderdale LPO	Oct. 2017	—	—
West Palm Beach LPO	Apr. 2018	—	—
Dadeland	—	May 2019	$9,382
Doral LPO	Jul. 2019	—	—
Wellington LPO	Jul. 2019	—	—
We believe culture and brand is at the core of our messaging when attracting and retaining both bankers and clients. We believe continued consolidation throughout Florida will provide us with additional opportunities to grow in both our current footprint and beyond into other Florida metropolitan areas. To capitalize on these opportunities, we intend to (i) continue to evaluate lift-outs of high-performing banking teams (ii) leverage the relationships and contacts of our existing bankers to identify and target suitable business and individual clients, and (iii) develop comprehensive banking relationships with these businesses and individuals by delivering competitive banking services and products comparable to that of larger institutions while providing the superior client service expected of a smaller community bank.
Strategic Acquisitions.   We will continue to selectively evaluate acquisitions to complement our organic growth opportunities, and believe having a publicly traded common stock will improve our ability to compete for those acquisitions. We believe that many small to medium sized banking organizations in the larger Florida market face significant scale and operational challenges, regulatory pressure, management succession issues and shareholder liquidity needs which may make them potential acquisition targets. According to the FDIC, as of June 30, 2019, there were 88 banks and thrifts headquartered in Florida, each with total assets of less than $1.5 billion, collectively totaling approximately $33.4 billion in assets. Of those 88 institutions, 30 were headquartered in the Miami-Dade MSA with aggregate assets totaling approximately $14.0 billion. We believe that most of the other potential acquirors in our market are significantly larger banking institutions compared to us, which we believe makes us an attractive potential acquiror for many of these small to medium sized banking organizations in the Florida market. As a result, with the option of using publicly traded stock as currency, we believe we will have a distinct competitive advantage versus most of the larger competitors throughout Florida.
On August 9, 2019, we entered into a merger agreement with MBI. This pending acquisition fits into our business strategy of supplementing our organic growth with strategic acquisitions. Provided that we consummate our acquisition of MBI, we will significantly increase our balance sheet size, add more talented bankers to our team and, we believe, immediately enhance our earnings and efficiency. As of June 30, 2019, on a pro forma basis, this pending acquisition would have increased our total assets to approximately $1.6 billion. Subject to the approvals of banking regulators, both companies’ shareholders approvals, the closing of this initial public offering, and customary closing conditions, we expect this pending acquisition to close in early 2020. For additional discussion of the pending acquisition of MBI, see the section of this prospectus captioned “Business of Professional Holding Corp. — Recent Developments.”
Continue to Improve Operational Efficiency and Increase Profitability.   We are committed to enhancing our profitability, which historically has been impacted by our ambitious growth and investments in our platform. Between December 31, 2015 and June 30, 2019, our total assets increased from $302.0 million to $890.4 million. The growth in total assets was accompanied by a 235% increase in full-time employees and the expansion from two branch locations to nine banking locations. As a result of this rapid growth, our average return on average assets and our average efficiency ratio were 0.39% and 76.5%, respectively, for the four fiscal years ended December 31, 2015 to 2018.
While our investments in personnel and infrastructure have limited our profitability in recent years, we believe we are positioned for continued balance sheet growth and higher profitability without significant additional capital investments. We have also created an operating platform, which is expected to improve our operating efficiencies in the areas of technology, data processing, regulatory compliance and human resources. Our Digital Innovation Center, which will be tasked with collaborating with leading-edge financial technology, or fintech, firms, payment vendors, financial firms and our core provider to develop or integrate best-in-class technology, will also help to improve our productivity, workflows, communication and efficiency, while enhancing our client experience and broadening our digital service offerings.
Furthermore, we believe that our acquisition of MBI will further enhance our efficiency and profitability by enhancing our ability to achieve operational efficiencies and cost savings by integrating MBI’s operations into our existing operations, including branch locations, enhancing our ability to grow organically through offering our products and services to existing MBI clients, and positioning us to benefit from increased credit portfolio diversity and lending capacity.
Our Competitive Strengths
We believe our competitive strengths include the following:
Experienced Leadership.   Our management team has significant banking experience in our market and the entrepreneurial drive to continue managing our expansion. Chairman and Chief Executive Officer, Daniel R. Sheehan, Bank President, Abel Iglesias, Chief Financial Officer, Mary Usategui, Chief Credit

Officer, Robert Regolizio, and Chief Risk Officer, Luis Castillo, have spent the vast majority of their banking careers in the Florida market we serve. We believe that the reputational capital, social networks, market knowledge and relationships of these seasoned officers differentiates us from many of the financial institutions with which we compete.
•
Daniel R. Sheehan — Chairman and Chief Executive Officer of the Company and Bank. Mr. Sheehan was one of our founding shareholders. He has been Chairman of the Bank Board since September 2013 and Chairman of the Board and Chief Executive Officer of the Company since its inception in 2014. In 2019, Mr. Sheehan was also appointed by the Bank Board to serve as the Chief Executive Officer of the Bank. Mr. Sheehan has extensive experience in institutional real estate investment throughout the United States while holding various positions at national real estate investment banks and financial intermediaries. He has significant experience in capital markets, structured finance, investment banking, community banking and shadow banking industries that has provided him with valuable strategic insight on capital flows and associated risk as well as transactional and execution experience.

•
Abel L. Iglesias — President and Chief Operating Officer of the Bank.   Mr. Iglesias has over 30 years of banking experience in South Florida and has served as the Bank’s President since 2016. Prior to joining Professional Bank in 2013 as Executive Vice President and Chief Lending Officer, he served as President and Chief Executive Officer of JGB Bank, N.A., a bank based in Florida with total assets of approximately $516 million, until its sale in 2013 to Sabadell United Bank, N.A. Mr. Iglesias also previously served as the Senior Executive Vice-President of BankUnited, FSB between 2003 and 2009 where he oversaw the commercial, corporate, commercial real estate and small business banking areas and was directly responsible for the day-to-day management of the Commercial Banking division and its lending groups for Miami-Dade, Broward, and Palm Beach Counties. Mr. Iglesias was also recently appointed as a board member of the Federal Reserve Bank of Atlanta’s Miami Branch.

•
Mary Usategui — Executive Vice President and Chief Financial Officer of the Bank.    Ms. Usategui has over 15 years of banking experience and was elevated to the role of Chief Financial Officer in 2014 after having served as the Bank’s Controller since 2010. Prior to joining Professional Bank, she served in various roles with Grove Bank and Trust (formerly Coconut Grove Bank) in Miami from 2003 to 2010 leading up to her role as Senior Financial Officer. Ms. Usategui was also recently recognized by the South Florida Business Journal in 2019 as a Forty under 40 honoree.

•
Robert Regolizio — Senior Vice President and Chief Credit Officer of the Bank.    Mr. Regolizio has over 27 years of experience in the banking industry and specifically in credit risk management. Mr. Regolizio joined the Company in 2018 to serve as the Bank’s Senior Vice President and Chief Risk Officer. Prior to joining the Bank, Mr. Regolizio served in a wide variety of roles in credit risk and senior credit management for several institutions, including as Chief Credit Officer for Gibraltar Private Bank & Trust and Capital Bank (formerly NAFH National Bank, which was formerly Turnberry Bank) and as Credit Policy Officer for BankUnited, FSB.

•
Luis Castillo — Executive Vice President and Chief Risk Officer of the Bank.   Mr. Castillo has a wealth of experience in enterprise risk management. Prior to joining the Bank as Executive Vice President and Chief Risk Officer in 2019, Mr. Castillo served as an Enterprise Risk Executive and Senior Vice President & Audit Director at Gibraltar Private Bank & Trust. Mr. Castillo also previously served as Audit Manager at Commercial Bank of Florida and as Internal Auditor at Ocean Bank, where he began his banking career in 1994.

•
Ryan L. Gorney — Executive Vice President and Chief Information Officer/Digital Officer of the Bank.   Mr. Gorney is an accomplished, proactive digital executive with a record of leading organizations through complex and strategic technological transformations including over a dozen mergers and integrations. Prior to joining Professional Bank, he oversaw the digital strategy for KeyBank, a $135 billion financial services company headquartered in Cleveland, Ohio from 2014 to 2016. While at KeyBank, he focused on significantly reducing annual operational expenses while also increasing its digital presence and was also responsible for the digital integration of

First Niagara Bank, a $40 billion institution, into KeyBank. Prior to KeyBank, he held leadership positions at both Ernst & Young LLP from 2012 to 2014 and 2016 to 2018 and Accenture from 2003 to 2012 where he focused on providing advisory services to some of the largest financial services companies across the globe.
Complementing our experienced management team, our Board of Directors, or Board, is comprised of highly experienced professionals, many of whom have significant experience as executives at or investors in other banking and financial services companies. In addition, five of our eight directors qualify as independent under the rules of the Nasdaq Stock Market. As of August 31, 2019, our executive officers and directors, beneficially owned 21.4% of our Class A Common Stock, 54.7% of our Class B Common Stock and 25.6% of our capital stock, collectively.
Below is a short summary of our Board members’ significant experience (excluding Mr. Sheehan and Mr. Iglesias, whose biographies appear above).
Rolando DiGasbarro	• Founder and principal of Windsor Investment Holdings • Former Investment Banker for Lehman Brothers • Director since 2014
Carlos M. Garcia
•
Founder and CEO of BayBoston Managers LLC and Managing Partner of BayBoston Capital L.P.

•
Current member of the Financial Oversight and Management Board for Puerto Rico

•
Current Chairman of the Board of CFG Partner L.P.

•
Former interim President and CEO, COO and Senior Executive Vice President of Santander Bancorp; and former interim CEO, COO and President at Banco Santander Puerto Rico

•
Former President, CEO and Chairman at the Government Development Bank for Puerto Rico

•
Director since 2015

Jon L. Gorney	• Former CIO of National City Corporation • Former Chairman and CEO of National Processing Company • Director since 2017
Herbert Martens
•
Founder of Professional Bank

•
Managing Partner of Advent Associates, LLC

•
Former President and CEO for NatCity Investment & EVP Wealth Management — National City Corporation

•
Director since 2008

Dr. Lawrence Schimmel	• Founder of Professional Bank • Chief Medical Officer of Clinigence Holdings Co. • Former Chairman of MegaBank • Former CEO of Allied Health Group • Director since 2008
Anton V. Schutz	• Founder and Principal of Mendon Capital Advisors Corp. • Director since 2015
If our pending acquisition of MBI is consummated, under the terms of the merger agreement, we have agreed to add up to five of MBI’s directors to our Board and the Bank Board. We believe that adding experienced board members, with significant local relationships that we will be able to further leverage through our platform, enhances our Board and improves the prospects of the combined company.

In addition to our directors and executive management team, we believe we have strong management throughout each function of our organization. We are committed to talent development through training and promotion, which we believe will lead to the long-term continuity and tenure of our talented employees. We seek to hire people who not only have significant in-market experience and banking relationships, but also are proactive and behave and think like owners of the organization.
Strong Culture, Brand and Reputation in Our Attractive Market.   We have developed a reputation as an entrepreneurial, energetic, relationship-driven and technologically sophisticated bank in our market. The members of our management and banking teams have spent the vast majority of their careers as bankers in Florida. As a result of consolidation in the banking industry in Florida, we have been able to attract both clients and bankers who prefer a local, independent and agile platform to that of a more bureaucratic, regional financial institution. We believe that our strong culture, brand and market reputation have become and will remain a competitive advantage within our current and future markets and the core of our success in attracting and maintaining talented bankers and banking relationships. By capitalizing on the business and personal relationships of our management team and bankers and the increasing awareness of our capabilities and our brand, we believe that we are positioned for continued growth and increased profitability.
Growing Core Deposit Franchise.   Developing meaningful, primary deposit relationships with our borrowers is a key component of our growth strategy. We intend to continue to grow core deposits by cross-selling our products and services to our existing clients, benefitting from continued referrals generated from our current clients and from our bankers’ ability to generate banking relationships with new clients. We have an established incentive structure for our bankers to increase deposit relationships with our clients, generate fee income, and increase their outstanding loan portfolios, while maintaining strong credit quality. Our core deposits, which include all demand deposits, money market and savings accounts and time deposits under $250,000, but exclude all brokered deposits, represented approximately 89.4% of our total deposits as of June 30, 2019. As of June 30, 2019, we had approximately $21.0 million in deposits that were classified as brokered deposits based on the regulatory reporting requirements. Our clients maintain significant noninterest-bearing deposits with us, which reduces our cost of funds. Noninterest-bearing deposits represented 24.7% of our total deposits as of June 30, 2019. Our strong deposit base serves as a major driver of our operating results, as we utilize our core deposit base primarily to fund our loan growth. Our total deposits grew from $209.4 million as of December 31, 2014 to $739.8 million as of June 30, 2019, for a CAGR of 32.4%, while our noninterest-bearing deposits grew from $47.4 million as of December 31, 2014 to $166.0 million as of June 30, 2019, for a CAGR of 32.7%. Noninterest-bearing deposits grew by approximately 60% annualized for the first half of 2019. We believe that our ability to grow core deposits is a distinguishing and valuable competitive advantage. Additionally, we believe our proposed acquisition of MBI will provide additional opportunities for organic growth through our ability to offer our products and services to Marquis Bank’s clients.
Strong Credit Culture.   Our disciplined implementation of comprehensive policies and procedures for credit underwriting and administration has enabled us to maintain strong asset quality during our growth. Our total loans increased from $248.5 million as of December 31, 2015 to $722.6 million as of June 30, 2019, representing a CAGR of 35.6%. Over this period, we have experienced no net charge-offs. We manage the risk in the portfolio with what we believe to be prudent underwriting and proactive credit administration. Our credit philosophy is centered on maintaining a low basis in collateral, while avoiding concentrations of underlying collateral types that have demonstrated historical price volatility. We firmly believe this methodology leads to above average earnings durability and liquidity, as it is easier to liquidate low-leverage loans with easily understood underlying collateral. We employ the requirement of key-man insurance when appropriate, impose sensible debt and leverage covenants, and stress overall cash flow assumptions across the client’s business operations, to arrive at reasonable debt service and repayment assumptions. Our tiered underwriting structure includes progressive levels of individual loan authority, concurrent authority and committee approval. Our loan review function performs regular loan reviews and identifies early warning indicators to proactively monitor the loan portfolio. We intend to continue to emphasize and adhere to these procedures and controls as we grow our loan portfolio, which we believe have contributed to the absence of net charge-offs. From January 1, 2014, we have had cumulative charge-offs of  $14,000 and cumulative recoveries of  $27,000. Our nonperforming assets to total assets ratio was 0.12% as of June 30, 2019, while our net charge-offs to average loans outstanding was 0.00% during the first six months of 2019 and 0.00% from January 1, 2016 through December 31, 2018. Our weighted-average loan-to-value ratio for collateralized loans was 54.1% as of June 30, 2019.

Loans and Weighted LTV

Scalable Platform; Technology Innovation.   Since our inception, we have focused on establishing a strong and scalable banking platform to support our dynamic growth. Utilizing the substantial prior experience of our management team and employees, we believe that we have built a scalable corporate infrastructure, including technology and banking processes, capable of supporting future organic growth and acquisitions, such as our pending acquisition of MBI, while improving our operational efficiencies. We believe that our strong capital and asset quality position will allow us to grow and that our scalable operating platform will allow us to manage that growth effectively, resulting in greater efficiency and improved profitability.
To capitalize on our scalable operating platform, we plan to open a Digital Innovation Center in October 2019 in Cleveland, Ohio which will be staffed by former employees of national banking institutions and global consulting firms with experience in banking technology and growth strategies. The technology team is focused on collaborating with leading-edge fintech firms, payment vendors, financial firms and our core provider to develop, or integrate, best-in-class technology to improve our productivity, workflows, communication and efficiency, while enhancing our client experience and broadening our digital service offerings.
We believe our technological capabilities offer our clients a unique and convenient banking experience that many community banks of our size do not offer. For example, in 2019, the Bank released its first Apple Watch app, a P2P payment service, with immediate clearing capabilities that can be used with any other bank in the country. We plan to use our technology platform to create a comprehensive digital bank, including enabling the opening of online accounts through our website.
As we continue to expand and prepare for future technology needs, we have invested resources to meet the needs of an increasingly changing market where banking services are delivered digitally. We believe technology will be an important driver in maintaining and expanding client relationships in the future and will help us compete effectively for future loan and deposit growth.
Our Market
The Miami-Dade MSA, which encompasses Miami-Dade, Broward, and Palm Beach counties, is among the most vibrant in the United States, characterized by a rapidly growing population, a high level of job growth, an affordable cost of living and a pro-growth business climate. The Miami-Dade MSA is one of the top MSAs in the Southeast as measured by both deposits and by population and one of the largest business markets in Florida. According to S&P Global Market Intelligence estimates, Florida is the third most populous state in the United States and approximately 29% of the population of Florida resides in the

Miami-Dade MSA. Florida continues to experience significant population and employment growth on a statewide basis, with the state’s population increasing from 12.9 million in 1990 to an estimated 21.5 million in 2019. Additionally, according to the Federal Reserve, Florida has the fourth largest contribution to gross domestic product (GDP) by state in the United States, equating to the 17th largest economy in the world. The Miami-Dade MSA has the 12th largest contribution to GDP by MSA in the United States according to the U.S. Bureau of Economic Analysis based on 2017 data, the most recent available. This continued growth of the Florida market, as well as the consolidation in the banking industry within the state provides us with exciting opportunities for growth.
A Leading Population Growth Center.   Based on the most recent estimate from the U.S. Census Bureau as of July 1, 2018, Florida is the third most populous state in the United States, behind only California and Texas, and its population is projected to grow by 6.8% from 2019 to 2024, according to S&P Global Market Intelligence estimates. The Miami-Dade MSA is the 12th largest metropolitan area in the nation by population as of July 1, 2018, based on data from the United States Census Bureau. Population in the market is projected to grow by 6.6% from 2019 to 2024, compared to 3.6% for the nation as a whole, according to S&P Global Market Intelligence estimates. We believe that changes in the federal tax code, including the limitation on state and local tax deductions, combined with the absence of a personal state income tax, has prompted people to migrate to the state. According to the U.S. Census Bureau, from July 1, 2017 to July 1, 2018, Florida had the highest level of net domestic migration of any state. The following table shows demographic information for our market and highlights Florida’s growth statistics compared to the United States as a whole.
Market Statistics

Market Area	Total Population 2019 (Actual)	Change 2010 – 2019 (%)	Change 2019 – 2024 (%)	Median Household Income 2019 ($)	Projected Household Income Change 2019 – 2024 (%)	Unemployment Rate (%)
Miami-Dade County	2,821,143	13.0	6.6	50,231	13.7	3.0
Broward County	1,967,186	12.5	6.5	60,808	10.4	2.8
Palm Beach County	1,495,461	13.3	6.7	63,281	9.9	2.9
Miami-Dade MSA	6,283,790	12.9	6.6	57,220	11.3	2.9
Florida	21,486,238	14.3	6.8	55,629	10.3	3.4
United States	329,236,175	6.6	3.6	63,174	8.8	3.6

Source: S&P Global Market Intelligence & U.S. Bureau of Labor Statistics.
Attractive Business Climate Driving Robust Employment Growth.   The favorable business environment in Florida includes the business-friendly tax structure, no personal income tax and a reasonable cost of doing business. Florida serves as the corporate headquarters for nineteen Fortune 500 companies across various industries, and the Miami-Dade MSA specifically is home to eight Fortune 500 companies, including Office Depot, AutoNation and World Fuel Services. Other major companies with Latin American operations have established regional headquarters in the area as well, including American Airlines, Cannon, Cisco Systems, Hewlett-Packard, Hilton International, Microsoft, Nokia, Novartis, Visa International, and Western Union. STEM-related jobs (science, technology, engineering and mathematics) are also driving employment growth in the market. According to Business Facilities, the Miami-Dade MSA is tied for fifth nationally for growth in STEM jobs. Further, based on the most recent data (2018) from the International Trade Administration, the Miami-Dade MSA ranked ninth nationally among MSAs for export activity with approximately $35.7 billion in total exports, which accounted for approximately 66% of Florida’s goods exported in 2018. The Miami-Dade MSA is also home to over 40 higher education institutions serving over 300,000 students while also creating the need for numerous small to medium sized businesses to service the needs of the student population in the area.
Our primary clients are small to medium sized businesses, the owners and operators of these businesses, as well as other professionals, entrepreneurs, and high net worth individuals. Small to medium sized businesses are a vital part of the market we serve in Florida. In 2017, the Miami-Dade MSA was ranked number one on the Kauffman Index for Startup Activity. With more than 2.5 million businesses that employ fewer than 100 people, representing approximately 99.8% of total businesses, Florida ranks third in the United States in the number of businesses employing fewer than 100 people, according to data from the U.S. Small Business Administration’s Office of Advocacy for 2018. The Miami-Dade MSA alone is considered home to over 80,000 small businesses with fewer than 100 employees.
We believe the Miami-Dade MSA is a desirable market for a wide range of industries. The following table shows the diversity of employment within Miami-Dade MSA.
Miami-Dade MSA Employment Industries

Source: U.S. Bureau of Labor Statistics.
Our Challenges
There are a number of risks and uncertainties that could affect our ability to realize future growth objectives and enhance long-term shareholder value that you should carefully consider before investing in our Class A Common Stock. You should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information.”
Recent Developments
MBI Acquisition
On August 9, 2019, we entered into an Agreement and Plan of Merger, or merger agreement, with MBI and its wholly owned subsidiary, Marquis Bank, a Florida state-chartered commercial bank, providing for the merger of MBI with and into the Company and Marquis Bank with and into the Bank in an all-stock transaction, or merger, in which shareholders of MBI will be entitled to receive 1.2048 shares of our Class A Common Stock for each share of MBI common stock.
We believe that the acquisition of MBI will immediately enhance earnings and our operating efficiency while increasing our presence within our existing geographical footprint. Marquis Bank operates three full-service banking locations in Coral Gables, Aventura and Fort Lauderdale, Florida, which we anticipate will ultimately be consolidated with our existing branches.

As of June 30, 2019, MBI had an aggregate of  $680.3 million of assets, $558.5 million of net loans, $558.6 million of total deposits and $54.6 million of total shareholders’ equity. At June 30, 2019, MBI’s nonperforming assets were approximately $1.8 million, or 0.27% of total assets (consisting of nonaccrual loans, troubled debt restructured loans, loans past due 90 days or more and still accruing interest and other real estate owned).
For the six months ended June 30, 2019 and the year ended December 31, 2018, MBI had earnings of $3.4 million and $6.8 million, respectively. MBI’s net interest margin for the six months ended June 30, 2019 and year ended December 31, 2018 was 3.65% and 3.70%, respectively, its return on average equity was 13.0% and 14.5%, respectively, and its return on average assets was 1.05% and 1.13%, respectively. MBI’s efficiency ratio for the six months ended June 30, 2019 and the year ended December 31, 2018 were 57.3% and 55.0%, respectively. Due to the anticipated consolidation of Marquis Bank’s branches and main office with ours, and other efficiencies, we expect that we will be able to achieve cost savings of approximately $5.0 million by the end of 2020 as a result of the merger. MBI’s noninterest expense was $6.7 million and $12.3 million for the six months ended June 30, 2019 and December 31, 2018, respectively.
Pursuant to the merger agreement, each of the 3,419,088 shares of MBI’s common stock outstanding, other than shares with respect to which appraisal rights may be properly exercised, will be converted into the right to receive 1.2048 shares of our Class A Common Stock, with cash in lieu of any fractional shares. If the merger had been completed as of June 30, 2019, we expect that we would have issued approximately 4,119,186 shares of Class A Common Stock and no shares of our Class B Common Stock, assuming none of the MBI shareholders exercised appraisal rights. In addition, all stock options granted and outstanding prior to the merger will be converted into an option to purchase shares of our Class A Common Stock based on the exchange ratio. In that event, former shareholders and optionholders of MBI would own approximately 43.0% of our fully diluted shares outstanding after the consummation of the merger.
The merger is subject to conditions to closing, including the receipt of all required regulatory approvals, the receipt of shareholder approval by both our shareholders and MBI’s shareholders, as well as the closing of this initial public offering, and other customary conditions to closing. Substantially all of our directors and certain of MBI’s directors have entered into voting agreements, covering approximately 35.6% of MBI’s outstanding common stock, pursuant to which each has agreed, subject to limited exceptions, to vote all of their shares of MBI Common Stock and our Class A Common Stock over which they have voting power in favor of the merger. Certain non-employee directors of MBI also entered into noncompetition and nondisclosure agreements which generally restrict these non-employee directors from disclosing confidential information and undertaking activities competitive with those of the combined institution within Miami-Dade and Broward Counties for a period of two years after the closing of the merger. The merger is also subject to the filing and effectiveness of a registration statement on Form S-4 with respect to the shares of our Class A Common Stock to be issued in the merger, in which a joint proxy statement relating to the meetings of the shareholders of MBI and our shareholders will be included. If the conditions are not satisfied or waived, the merger will not occur or will be delayed and we may lose some or all of the intended benefits of the merger.
For additional discussion of the pending acquisition and for pro forma financial information related to the acquisition, see the sections of this prospectus captioned “Business of Professional Holding Corp. —  Recent Developments” and “Unaudited Pro Forma Combined Condensed Financial Information.”
Share Repurchase
On September 5, 2019, we repurchased 200,000 shares of our Class A Common Stock at a price of $17.50 per share, for an aggregate purchase price of  $3,500,000 from one of our largest shareholders, De Linea CV. This repurchase was a result of an unsolicited offer by De Linea CV to us to repurchase these shares. Under the terms of the merger agreement with MBI, we were required to obtain MBI’s consent to consummate this repurchase, which we obtained prior to consummation of the transaction. De Linea CV entered into a lock-up agreement in connection with this offering under which it agreed not to sell or otherwise transfer its remaining shares for a period of 180 days after the completion of this offering, subject to certain limited exceptions, without the prior written approval of the representatives on behalf of the underwriters.

Government Regulation
We must comply with state and federal banking laws and regulations that control virtually all aspects of our operations. These laws and regulations generally aim to protect our depositors, not necessarily our shareholders or our creditors. Any changes in applicable laws or regulations may materially affect our business and prospects. Proposed legislative or regulatory changes may also affect our operations. Please refer to “Supervision and Regulation” for a summary of some of the laws and regulations to which we are subject. Also note that references to applicable statutes and regulations are brief summaries, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.
Employees
As of June 30, 2019 we had 134 employees, all located in the United States. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.
Facilities
Our headquarters is located in Coral Gables, Florida. We operate through four additional full-service bank branches located in South Miami, Miami, Palm Beach Gardens, and Boca Raton. We also have loan production offices located in Doral, Fort Lauderdale, Wellington and West Palm Beach. We lease each of our locations and believe that the leases are generally on terms consistent with prevailing market terms. The following table summarizes the details of our branch and loan production office locations.
Location	Street Address	City & State
Bank Branches
Coral Gables	396 Alhambra Circle, Suite 150	Coral Gables, FL
South Miami	1518 San Ignacio Avenue	Coral Gables, FL
Palm Beach Gardens	5100 PGA Boulevard, Suite 101	Palm Beach Gardens, FL
Boca Raton	980 N. Federal Highway, Suite 100	Boca Raton, FL
Dadeland	9150 South Dadeland Boulevard, Suite 104	Miami, FL
Loan Production Offices
Doral	9690 NW 41 Street, Unit 1	Doral, FL
Fort Lauderdale	888 East Las Olas Boulevard, Suite 201	Fort Lauderdale, FL
West Palm Beach	625 North Flagler Drive, Suite 509	West Palm Beach, FL
Wellington	12008 South Shore Blvd, #108	Wellington, FL
Legal Proceedings
We are not currently subject to any material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of banking and other applicable regulations, competition law, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future claims and litigation.
At this time, in the opinion of management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on our combined results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention and may materially adversely affect our reputation, even if resolved in our favor.

Seasonality
We do not believe our business to be seasonal in nature.
JOBS Act
We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, an extended transition period for complying with new or revised accounting standards affecting public companies, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, reduced disclosure obligations relating to the presentation of financial statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. We have availed ourselves of the reduced reporting obligations in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to “emerging growth companies” in future filings with the SEC.
Our Corporate Information
Our principal executive offices are located at 396 Alhambra Circle, Suite 255, Coral Gables, Florida 33134, and our telephone number is (786) 483-1757. Our website is www.myprobank.com. The information contained on or accessible from our website does not constitute a part of this prospectus and is not incorporated by reference herein.

BUSINESS OF MARQUIS BANCORP, INC.
About Marquis Bancorp, Inc.
Marquis Bancorp, Inc., a Florida corporation incorporated in 2016, is a bank holding company under the Bank Holding Company Act of 1956, as amended, for Marquis Bank, a Florida-chartered non-member bank, and is subject to the supervision and regulation of the Federal Reserve Board and Florida Office of Financial Regulation. MBI conducts all of its material business operations through Marquis Bank, its primary asset. Marquis Bank is a full-service commercial bank and commenced operations in 2007. Marquis Bank is headquartered in Coral Gables, Florida and has branches in Aventura and Fort Lauderdale, Florida. At June 30, 2019, MBI had total consolidated assets of approximately $680.3 million, total consolidated deposits of approximately $558.6 million, total consolidated net loans of approximately $558.5 million, and total consolidated shareholders’ equity of approximately $54.6 million.
The revenues of Marquis Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, interest and dividends from investment securities, and service charge income generated from demand accounts. The principal sources of funds for Marquis Bank’s lending activities are its deposits (primarily consumer deposits), loan repayments, and proceeds from investment securities. The principal expenses of Marquis Bank are the interest paid on deposits, and operating and general administrative expenses.
Marquis Bank focuses its commercial loan originations on small and mid-sized business and such loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. Marquis Bank offers a range of cash management services and deposit products to commercial customers. Online banking is currently available to commercial customers.
Marquis Bank’s retail banking activities emphasize consumer deposit and checking accounts. In addition to traditional products and services, Marquis Bank offers contemporary products and services, such as debit cards, internet banking and electronic bill payment services. Consumer loan products offered by Marquis Bank include home equity lines of credit, second mortgages, new and used auto loans, new and used boat loans, overdraft protection, and unsecured personal credit lines.
As is the case with many banking institutions, Marquis Bank’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market forces. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds.
Historically, Marquis Bank’s market area has been served both by large banks headquartered out of state and a number of community banks offering a higher level of personal attention, recognition and service relative to the larger competitors. Marquis Bank faces strong competition in the attraction of deposits (the primary source of lendable funds) and in the origination of loans.
The following tables present certain financial and statistical information about the assets, liabilities and operations of MBI. These tables should be read together with, and are qualified by reference to, the historical consolidated financial information contained in MBI’s consolidated financial statements and related notes included elsewhere in this prospectus. The historical results of operations for MBI included here and elsewhere in this prospectus are not necessarily indicative of future performance.
Net Income
The following table presents information regarding MBI’s net income for the six months ended June 30, 2019 and 2018 and for the years ended December 31, 2018, 2017, and 2016.

Net income for the six months ended June 30, 2019 was $3.4 million, an increase of  $0.2 million, or 5.9%, from net income for the six months ended June 30, 2018 of  $3.2 million. This increase was primarily due to an increase in interest income of  $3.1 million which was partially offset by an increase in interest expense of  $2.1 million, resulting in an increase to net interest income of  $1.0 million for the six months ended June 30, 2019 compared to the same period in the prior year, as well as an increase in noninterest expense of  $0.7 million. The increase in MBI’s interest income was primarily due to average earning assets increasing $69.3 million, or 12.3%, (primarily average loans of  $63.5 million), with a greater average yield of 46 basis points or by 10%. The increase in MBI’s interest expense was primarily due to greater average interest-bearing liabilities of  $57.2 million, or 13.8%, with a greater average yield of 73 basis points, or 51.1%. The increase in MBI’s noninterest expense was primarily due to an increase in salary and benefits expense.
Net income for the year ended December 31, 2018 was $6.8 million, an increase of  $2.9 million, or 71.8%, from net income for the year ended December 31, 2017 of  $4.0 million. This increase was primarily due to an increase in interest income of  $6.9 million which was partially offset by an increase in interest expense of  $3.1 million, resulting in a net interest income increase of  $3.9 million for the 12 months ended December 31, 2018 compared to the same period in the prior year, as well as an increase in noninterest expense of  $1.7 million. The increase in MBI’s interest income was primarily due to average earning assets increasing to $112.4 million, or by 23.7%, (primarily average loans of  $102.5 million), with a greater average yield of 32 basis points, or 7.2%. The increase in MBI’s interest expense was primarily due to greater average interest-bearing liabilities of  $102.1 million, or by 31.1% with a greater average yield of 42 basis points, or 34.5%. The increase in MBI’s noninterest expense was primarily due to an increase in salary and benefits expense.
Net income for the year ended December 31, 2017 was $4.0 million, an increase of  $0.5 million, or 14.1%, from net income for the year ended December 31, 2016 of  $3.5 million. This increase was primarily due to an increase in interest income of  $4.5 million which was partially offset by an increase in interest expense of  $1.4 million, resulting in a net interest income increase of  $3.2 million for the 12 months ended December 31, 2017 compared to the same period in the prior year, as well as an increase in noninterest expense of  $1.7 million. The increase in MBI’s interest income was primarily due to greater average earning assets of  $81.3 million, or 20.7%, (primarily average loans of  $83.1 million), with a greater average yield of 23 basis points or by 5.3%. The increase in MBI’s interest expense was primarily due to greater average interest-bearing liabilities of  $49.2 million, or 17.7% with a greater average yield of 28 basis points, or 29.9%. The increase in MBI’s noninterest expense was primarily due to an increase in salary and benefits expense.
	Six Months Ended June 30,
(Dollars in thousands)	2019	2018	Change
Interest income	$16,141	$13,072	23.5%
Interest expense	5,078	2,953	72.0%
Net Interest income	11,063	10,118	9.3%
Provision for loan losses	337	426	(20.9)%
Net interest income after provision	10,726	9,692	10.7%
Noninterest income	563	594	(5.2)%
Noninterest expense	6,665	5,929	12.4%
Income before income taxes	4,624	4,358	6.1%
Income tax expense	1,212	1,136	6.7%
Net income	$3,412	$3,222	5.9%

	Years Ended December 31,			Years Ended December 31,
(Dollars in thousands)	2018	2017	Change	2017	2016	Change
Interest income	$28,240	$21,303	32.6%	$21,303	$16,765	27.1%
Interest expense	7,073	4,012	76.3%	4,012	2,625	52.8%
Net Interest income	21,167	17,292	22.4%	17,292	14,140	22.3%
Provision for loan losses	1,149	921	24.7%	921	640	44.0%
Net interest income after provision	20,018	16,370	22.3%	16,370	13,500	21.3%
Noninterest income	1,257	1,309	(3.9)%	1,309	1,168	12.0%
Noninterest expense	12,326	10,637	15.9%	10,637	8,975	18.5%
Income before income taxes	8,949	7,042	27.1%	7,042	5,693	23.7%
Income tax expense	2,141	3,080	(30.5)%	3,080	2,214	39.1%
Net income	$6,808	$3,963	71.8%	$3,963	$3,479	13.9%
Preferred stock dividend declared	—	—	—	—	7	(100.0)%
Net income available to common shareholders	$6,808	$3,963		$3,963	$3,472	14.1%
Average Balances
The following table presents MBI’s average balance sheet information, interest income, interest expense and the corresponding average yield earned and rates paid for the six months ended June 30, 2019 and 2018 and for the years ended December 31, 2018, 2017, and 2016.
	For the Six Months Ended June 30,
	2019			2018
(Dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/Rate	Average Outstanding Balance	Interest Income/ Expense	Average Yield/Rate
Assets
Interest earning assets
Interest-bearing deposits	$45,412	$546	2.42%	$48,291	$393	1.64%
Federal funds sold	—	—	0.00%	—	—	0.00%
Federal Reserve Bank stock, FHLB stock and other corporate stock	2,230	—	0.00%	2,150	—	0.00%
Investment securities	32,741	430	2.67%	24,135	243	2.06%
Loans	554,064	15,166	5.52%	490,576	12,435	5.11%
Total interest earning assets	634,448	16,141	5.13%	565,151	13,072	4.67%
Noninterest earning assets	19,130	—		13,218	—
Total assets	653,578	16,141	4.98%	578,369	13,072	4.56%
Liabilities and shareholders’ equity
Interest-bearing liabilities
Interest-bearing deposits	422,325	4,168	1.99%	364,801	2,247	1.24%
Borrowed funds	49,335	910	3.73%	49,693	706	2.88%
Total interest-bearing liabilities	471,659	5,078	2.17%	414,495	2,953	1.44%
Noninterest-bearing liabilities
Noninterest-bearing deposits	126,143			116,159
Other noninterest-bearing liabilities	2,330			2,583
Shareholders’ equity	53,116			45,132
Total liabilities and shareholders’ equity	$653,578			$578,369
Net interest spread			2.96%			3.23%
Net interest income		$11,063			$10,118
Net interest margin			3.52%			3.61%

	For the Years Ended December 31,
	2018			2017			2016
(Dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/Rate	Average Outstanding Balance	Interest Income/ Expense	Average Yield/Rate	Average Outstanding Balance	Interest Income/ Expense	Average Yield/Rate
Assets
Interest earning assets
Interest-bearing deposits	$41,500	$779	1.88%	$44,238	$483	1.09%	$48,476	$244	0.50%
Federal funds sold	—	—	0.00%	—	—	0.00%	315	—	0.00%
Federal Reserve Bank stock, FHLB stock and other corporate stock	2,274	—	0.00%	1,614	—	0.00%	1,282	—	0.00%
Investment securities	29,132	664	2.29%	17,122	299	1.77%	14,686	244	1.68%
Loans(1)	514,258	26,797	5.21%	411,801	20,521	4.98%	328,733	16,277	4.95%
Total interest earning assets	587,164	28,240	4.81%	474,774	21,303	4.49%	393,492	16,765	4.26%
Noninterest earning assets	15,069	—		12,825	—		11,027	—
Total assets	602,233	28,240	4.69%	487,599	21,303	4.37%	404,519	16,765	4.15%
Liabilities and shareholders’ equity
Interest-bearing liabilities
Interest-bearing deposits	378,111	5,473	1.45%	289,856	2,910	1.00%	254,967	2,315	0.91%
Borrowed funds	52,304	1,600	3.06%	38,289	1,101	2.88%	23,939	311	1.30%
Total interest-bearing liabilities	430,415	7,073	1.64%	328,145	4,012	1.22%	278,906	2,625	0.94%
Noninterest-bearing liabilities
Noninterest-bearing deposits	122,571			116,049			85,944
Other noninterest-bearing liabilities	10,156			2,084			1,631
Shareholders’ equity	47,018			41,321			38,038
Total liabilities and shareholders’ equity	$602,233			$487,599			$404,519
Net interest spread(1)			3.17%			3.27%			3.32%
Net interest income		$21,167			$17,292			$14,140
Net interest margin(2)			3.60%			3.64%			3.59%

(1)
Net interest spread is the difference between the average rate earned on interest earning assets and the average rate paid on interest-bearing liabilities.

(2)
Net interest margin is the ratio of net interest income divided by average interest earning assets.

Rate/Volume
The level of net interest income is affected primarily by variations in the volume and mix of assets and liabilities, as well as changes in interest rates. The following table shows the effect that these factors had on the interest earned from MBI’s interest earning assets and interest incurred on our interest-bearing liabilities for the six months ended June 30, 2019 and 2018 and for the years ended December 31, 2018, 2017, and 2016.

(1)
Includes nonaccrual loans.

	For the Six Months Ended June 30, 2019 Compared to 2018
	Change Due To
(Dollars in thousands)	Volume	Rate	Interest Variance
Interest income
Interest-bearing deposits	$(23)	$176	$153
Federal funds sold	—	—	—
Federal Reserve Bank stock, Federal Home Loan Bank stock and other corporate stock	—	—	—
Investment securities	88	99	187
Loans	1,608	1,122	2,730
Total interest income	$1,673	$1,397	$3,070
Interest expense
Interest-bearing deposits	354	1,567	1,921
Borrowed funds	(5)	209	204
Total interest expense	$349	$1,776	$2,125
Net interest income	$1,324

	For the Years Ended December 31, 2018 Compared to 2017			For the Years Ended December 31, 2017 Compared to 2016
	Change Due To			Change Due To
(Dollars in thousands)	Volume	Rate	Interest Variance	Volume	Rate	Interest Variance
Interest income
Interest-bearing deposits	$(30)	$326	$296	$(21)	$260	$239
Federal funds sold	—	—	—	—	—	—
Federal Reserve Bank stock, Federal Home Loan Bank stock and other corporate stock	—	—	—	—	—	—
Investment securities	212	153	365	41	14	55
Loans	5,106	1,170	6,276	4,113	131	4,244
Total interest income	$5,288	$1,649	$6,937	$4,133	$405	$4,538
Interest expense
Interest-bearing deposits	885	1,678	2,563	317	278	595
Borrowed funds	403	96	499	186	604	790
Total interest expense	$1,288	$1,774	$3,062	$503	$882	$1,385
Net interest income	$4,000			$3,630
Noninterest Income
The following table presents information regarding MBI’s noninterest income for the six months ended June 30, 2019 and 2018 and for the years ended December 31, 2018, 2017, and 2016.
	Six Months Ended June 30,
(Dollars in thousands)	2019	2018	Increase (Decrease)
Noninterest income
Deposit account service charges	$390	$377	$13
Gain (loss) on sale of loans	—	116	(116)
Other fees and charges	173	102	71
Total noninterest income	$563	$594	$(31)

	Years Ended December 31,			Years Ended December 31,
(Dollars in thousands)	2018	2017	Increase (Decrease)	2017	2016	Increase (Decrease)
Noninterest income
Deposit account service charges	$750	$615	$136	$615	$408	$207
Gain (loss) on sale of loans	250	527	(277)	527	626	(100)
Other fees and charges	257	167	89	167	134	34
Total noninterest income	$1,257	$1,309	$(52)	$1,309	$1,168	$141
Noninterest Expense
The following table presents information regarding MBI’s noninterest expense for the six months ended June 30, 2019 and 2018 and for the years ended December 31, 2018, 2017, and 2016.
	Six Months Ended June 30,
(Dollars in thousands)	2019	2018	Increase (Decrease)
Noninterest expense
Salaries and benefits	$4,095	$3,565	$531
Occupancy and equipment	742	680	62
Professional services	233	213	20
Data Processing	302	271	31
Advertising	77	96	(19)
Other real estate owned expense	70	—	70
Regulatory assessments	191	227	(36)
Directors’ compensation	492	448	44
Other	463	430	33
Total noninterest expense	$6,665	$5,929	$736

	Years Ended December 31,			Years Ended December 31,
(Dollars in thousands)	2018	2017	Increase (Decrease)	2017	2016	Increase (Decrease)
Noninterest expense
Salaries and benefits	$7,320	$6,275	$1,045	$6,275	$5,259	$1,016
Occupancy and equipment	1,335	1,110	225	1,110	1,150	(40)
Professional services	415	432	(17)	432	339	93
Data Processing	545	499	46	499	485	14
Advertising	193	138	55	138	112	27
Regulatory assessments	442	239	203	239	280	(40)
Directors’ compensation	930	738	192	738	429	308
Other	1,146	1,205	(59)	1,205	920	284
Total noninterest expense	$12,326	$10,637	$1,689	$10,637	$8,975	$1,662

Investment Securities
The following table shows the book value and weighted average yield on the investment securities in MBI’s securities portfolio based on maturity as of June 30, 2019.
At June 30, 2019	One Year or Less		More than One Year Through Five Years		More than Five Years Through 10 Years		More than 10 Years		Total
(Dollars in thousands)	Book Value	Weighted Average Yield	Book Value	Weighted Average Yield	Book Value	Weighted Average Yield	Book Value	Weighted Average Yield	Book Value	Fair Value	Weighted Average Yield
Securities Available for Sale
U.S. Government-sponsored agencies	$1,000	1.23%	$12,985	2.66%	$—		$—		$13,985	$14,042	2.56%
Mortgage-backed securities	—	—	—	—	6,721	2.43%	3,198	3.18%	9,919	10,015	2.67%
U.S. Agency obligations	—	—	—	—	1,348	3.10%	2,339	0.13%	3,687	3,597	1.21%
State, county, and municipals	—	—	—	—	1,051	2.30%	—	—	1,051	1,071	2.30%
Corporate bonds	—	—	1,001	3.80%	—	—	—	—	1,001	1,007	3.80%
Total	$1,000		$13,986		$9,120		$5,537		$29,643	$29,732
Securities Held to Maturity
U.S Treasury securities	$201	1.79%	$—		$—		$—		$201	$201	1.79%
U.S. Government-sponsored agencies	—		—		—		—		—	—	—
Mortgage-backed securities	4	5.38%	—		—		315	2.08%	319	313	2.12%
Foreign Sovereign (Israel)	—		—		—		—		—	—	—
Total	$205		$—		$—		$315		$520	$514

The following tables shows the book value of the investment securities in MBI’s securities portfolio as of June 30, 2019 and December 31, 2018, 2017, and 2016.
			December 31,
	June 30, 2019		2018		2017		2016
(Dollars in thousands)	Book Value	Percent	Book Value	Percent	Book Value	Percent	Book Value	Percent
Securities Available for Sale
U.S. Government agencies	$3,687	12.44%	$4,182	12.96%	$5,533	32.96%	$5,477	40.80%
U.S. government-sponsored entities	23,905	80.64%	25,533	79.12%	8,692	51.78%	4,874	36.31%
State, county and municipal bonds	1,051	3.55%	1,054	3.27%	1,061	6.32%	1,068	7.96%
Corporate bonds	1,001	3.38%	1,501	4.65%	1,502	8.95%	2,004	14.93%
Total	$29,644	100.00%	$32,270	100.00%	$16,788	100.00%	$13,423	100.00%
Securities Held to Maturity
U.S. Treasuries	$201	38.65%	$200	12.91%	$200	12.35%	$200	11.74%
U.S. government-sponsored entities	319	61.35%	349	22.53%	420	25.93%	503	29.54%
Foreign sovereign (Israel)	—	0.00%	1,000	64.56%	1,000	61.73%	1,000	58.72%
Total	$520	100.00%	$1,549	100.00%	$1,620	100.00%	$1,703	100.00%

Loan Portfolio
The following table shows the composition of MBI’s loan portfolio as of June 30, 2019 and December 31, 2018, 2017, 2016, 2015, and 2014.
			December 31,
	June 30, 2019		2018		2017		2016		2015		2014
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial real estate	$388,578	68.9%	$384,697	69.1%	$298,677	64.5%	$240,623	66.0%	$201,833	70.2%	$132,386	64.8%
Residential real estate	70,514	12.5%	69,568	12.5%	72,006	15.5%	60,500	16.6%	44,081	15.3%	41,154	20.2%
Commercial	82,437	14.6%	80,172	14.4%	61,661	13.3%	46,408	12.7%	38,170	13.3%	22,593	11.1%
Construction and development	18,277	3.2%	18,747	3.4%	28,629	6.2%	13,932	3.8%	400	0.1%	2,614	1.3%
Consumer and other loans	4,232	0.8%	3,408	0.6%	2,210	0.5%	3,061	0.8%	3,125	1.1%	5,457	2.7%
Total loans	$564,038	100.0%	$556,592	100.0%	$463,183	100.0%	$364,524	100.0%	$287,609	100.0%	$204,204	100.0%
Unearned loan origination fees (costs), net	(286)		(365)		(115)		136		(152)		(157)
Allowance for loan losses	(5,264)		(4,863)		(4,199)		(3,625)		(3,000)		(2,711)
Loans, net	$558,488		$551,364		$458,869		$361,035		$284,457		$201,336

The following tables below show the industry and geographic concentrations of MBI’s commercial real estate and construction and development combined portfolios.
	As of June 30, 2019
(Dollars in thousands)	Amount	Percent
CRE and Construction & Development Loans, combined
1 – 4 Family Construction	$5,628	1.4%
Commercial Construction	13,486	3.3%
Hotel	17,107	4.2%
Mixed Use	17,319	4.3%
Multifamily	20,416	5.0%
Office	59,711	14.6%
Other / Special Use	107,883	26.5%
Retail	80,985	19.9%
Service Station	15,113	3.7%
Vacant Land	8,389	2.1%
Warehouse	60,818	15.0%
Total	$406,855	100.0%

	As of June 30, 2019
(Dollars in thousands)	Amount	Percent
CRE and Construction & Development Loans, combined
Broward	$70,020	17.2%
Miami-Dade	260,958	64.1%
Palm Beach	20,601	5.1%
Other FL County	47,047	11.6%
Out of State	7,229	2.0%
Total	$406,855	100.0%
As of June 30, 2019, approximately $134.6 million and $254.0 million of MBI’s commercial real estate portfolio was owner-occupied and non-owner-occupied, respectively.

The following table shows the industry concentrations for MBI’s commercial loan portfolio as of June 30, 2019.
	As of June 30, 2019
(Dollars in thousands)	Amount	Percent
Commercial and Industrial Loans
Business Products	$1,730	2.1%
Business Services	5,059	6.2%
Communication	4,542	5.5%
Construction	1,813	2.2%
Consumer Products	1,263	1.5%
Finance	28,030	34.0%
Other	5,232	6.3%
Healthcare	3,867	4.7%
Services	9,093	11.0%
Technology	150	0.2%
Trade	20,688	25.1%
Transportation	970	1.2%
Total	$82,437	100.0%
Loan Maturity
The table below shows amounts and maturities for MBI’s loan portfolio by loan type as of June 30, 2019.
	June 30, 2019
(Dollars in thousands)	Due in One Year or Less	Due in One to Five Years	Due After Five Years	Total
Commercial Real Estate	$25,000	$162,181	$201,397	$388,578
Residential Real Estate	8,026	45,950	16,538	70,514
Commercial	38,109	24,418	19,910	82,437
Construction and Development	10,380	7,300	597	18,277
Consumer and Other	1,441	923	1,868	$4,232
Total loans	$82,956	$240,772	$240,310	$564,038
Amounts with fixed rates	$22,631	$148,483	$60,208	$231,322
Amounts with floating rates	$60,325	$92,289	$180,102	$332,716

Credit Quality
The table below shows MBI’s classified loans by loan type as of June 30, 2019 and December 31, 2018, 2017, and 2016.
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
June 30, 2019
Commercial real estate	$388,578	—	—	—	$388,578
Residential real estate	70,404	—	110	—	70,514
Commercial	82,437	—	—	—	82,437
Construction and development	18,277	—	—	—	18,277
Consumer	4,232	—	—	—	4,232
Total	$563,928	$—	$110	$—	$564,038
December 31, 2018
Commercial real estate	$384,697	—	—	—	$384,697
Residential real estate	69,458	—	110	—	69,568
Commercial	80,172	—	—	—	80,172
Construction and development	18,747	—	—	—	18,747
Consumer	3,408	—	—	—	3,408
Total	$556,482	$—	$110	$—	$556,592
December 31, 2017
Commercial real estate	$298,677	—	—	—	$298,677
Residential real estate	69,906	—	2,100	—	72,006
Commercial	61,356	—	305	—	61,661
Construction and development	28,629	—	—	—	28,629
Consumer	2,210	—	—	—	2,210
Total	$460,778	$—	$2,405	$—	$463,183
December 31, 2016
Commercial real estate	$240,623	—	—	—	$240,623
Residential real estate	59,958	—	542	—	60,500
Commercial	41,695	4,713	—	—	46,408
Construction and development	13,932	—	—	—	13,932
Consumer	3,061	—	—	—	3,061
Total	$359,269	$4,713	$542	$—	$364,524

Nonperforming Assets
The following table shows MBI’s nonperforming assets as of June 30, 2019 and the years ended December 31, 2018, 2017, 2016, 2015, and 2014.
		December 31,
(Dollars in thousands)	June 30, 2019	2018	2017	2016	2015	2014
Nonaccrual Loans
Commercial real estate
Residential real estate	$—	$—	$—	$—	$—	$—
Commercial	110	110	2,100	0	—	20
Construction and development	—	294	306	—	—	—
Consumer and other loans	—	—	—	—	—	—
Accruing loans 90 or more days past due	—	—	—	—	—	—
Total nonperforming loans	$110	$404	$2,406	$0	$—	$20
Other real estate owned	1,708	1,708	—	—	720	743
Total nonperforming assets	$1,818	$2,112	$2,406	$0	$720	$763
Restructured loans – nonaccrual	$—	$—	$—	$—	$—	$—
Restructured loans – accruing	$—	$—	$—	$—	$—	$—
Ratio of nonperforming loans to total loans	0.02%	0.07%	0.51%	0	0.00%	0.01%
Ratio of nonperforming assets to total assets	0.27%	0.32%	0.45%	0	0.21%	0.27%
Allowance for Loan Losses
The following table show changes in MBI’s allowance for loan losses for the six months ended June 30, 2019 and 2018 and for the years ended December 31, 2018, 2017, 2016, 2015, and 2014.
	Six Months Ended June 30,		Year Ended December 31,
(Dollars in thousands)	2019	2018	2018	2017	2016	2015	2014
Balance at beginning of period	$4,863	$4,199	$4,199	$3,625	$3,000	$2,711	$2,541
Charge-offs
Commercial real estate	—	—	—	—	—	—	48
Residential real estate	—	—	491	—	—	—	—
Commercial	—	—	—	310	—	—	—
Construction and development	—	—	—	—	—	—	—
Consumer and other	—	—	—	41	16	9	—
Total Charge-offs	—	—	491	351	16	9	48
Recoveries	—	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—	—
Residential real estate	—	—	—	—	—	—	—
Commercial	60	—	—	—	—	—	14
Construction and development	—	—	—	—	—	—	—
Consumer and other	5	—	6	3	1	—	—
Total recoveries	64	—	6	3	1	—	14
Net charge-offs (recoveries)	(64)	—	485	348	15	9	34
Provision for loan losses	337	426	1,149	922	640	298	204
Balance at end of period	$5,264	$4,625	$4,863	$4,199	$3,625	$3,000	$2,711
Ratio of net charge-offs to average loans	(0.01)%	0.00%	0.09%	0.08%	0.00%	0.00%	0.02%
ALLL as a percentage of loans at end of period	0.93%	0.90%	0.87%	0.91%	0.99%	1.04%	1.33%
ALLL as a multiple of net charge-offs	(82.25)	N/A	10.03	12.07	241.67	333.33	79.74
ALLL as a percentage of nonperforming loans	4,785.45%	159.37%	1,203.71%	174.52%	N/A	N/A	13,555.00%

Allocation of ALLL
The following table shows MBI’s allocation of MBI’s allowance for loan losses as of June 30, 2019 and December 31, 2018, 2017, 2016, 2015, and 2014.
	June 30, 2019		December 31, 2018		December 31, 2017		December 31, 2016		December 31, 2015		December 31, 2014
(Dollars in thousands)	Allowance	Percent	Allowance	Percent	Allowance	Percent	Allowance	Percent	Allowance	Percent	Allowance	Percent
Commercial real estate	$3,438	65.31%	$3,082	63.38%	$2,758	65.68%	$2,314	63.83%	$2,009	66.97%	$1,860	68.61%
Residential real estate	771	14.65%	687	14.13%	600	14.29%	652	17.99%	553	18.43%	572	21.10%
Commercial	832	15.81%	846	17.40%	568	13.53%	506	13.96%	412	13.73%	216	7.97%
Construction and development	187	3.55%	216	4.44%	236	5.62%	125	3.45%	3	0.10%	28	1.03%
Consumer and other	36	0.68%	32	0.66%	37	0.88%	28	0.77%	23	0.77%	35	1.29%
Total allowance for loan losses	$5,264	100.00%	$4,863	100.00%	$4,199	100.00%	$3,625	100.00%	$3,000	100.00%	$2,711	100.00%

Deposits
The following table shows MBI’s average deposit balance by type for the six months ended June 30, 2019 and 2018 and for the years ended December 31, 2018, 2017, and 2016. As of June 30, 2019, MBI had total brokered deposits of  $61.4 million of which $39.7 million, or 7.3%, were fully insured with a remaining maturity of one year or less.
	For the Six Months Ended June 30, 2019		For the Year Ended December 31
			2018		2017		2016
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
NOW accounts	$19,668	0.05%	$20,097	0.05%	$14,342	0.05%	$14,347	0.06%
Money market accounts	116,478	1.30%	138,225	0.98%	135,475	0.82%	116,650	0.76%
Savings accounts	3,774	0.20%	4,278	0.20%	2,859	0.20%	2,872	0.20%
Certificates of deposit	282,405	2.43%	215,511	1.90%	137,180	1.30%	121,071	1.17%
Total interest-bearing deposits	422,325	1.99%	378,111	1.45%	289,856	1.00%	254,941	0.91%
Noninterest-bearing deposits	121,283	0.00%	114,771	0.00%	110,976	0.00%	82,323	0.00%
Total deposits	$543,608	1.55%	$492,881	1.11%	$400,832	0.73%	$337,264	0.69%

Time Deposits
The following table shows the maturities of MBI’s time deposits as of June 30, 2019.
(Dollars in thousands)	Three Months or Less	Over Three Through Six Months	Over Six Months Through 12 Months	Over 12 Months	Total
$100,000 or more	$98,830	$61,862	$73,188	$18,061	$251,942
Less than $100,000	7,156	4,097	4,204	2,475	17,933
Total	$105,987	$65,960	$77,392	$20,536	$269,875

FHLB Borrowings
The following table shows information related to MBI’s FHLB borrowings as of and for the six months ended June 30, 2019 and as of and for the years ended December 31, 2018, 2017, and 2016.
	Six Months Ended June 30, 2019	Years Ended December 31,
(Dollars in thousands)		2018	2017	2016
Amount outstanding at period-end	$55,000	$75,000	$39,000	$36,000
Weighted average interest rate at period-end	2.59%	2.63%	1.44%	0.87%
Maximum month-end balance during period	$56,000	$75,000	$39,000	$36,000
Average balance outstanding during period	$39,652	$42,663	$28,674	$22,213
Weighted average interest rate during period	2.70%	1.95%	1.11%	0.83%
Performance Ratios
The following table shows certain performance ratios of MBI for the six months ended June 30, 2019 and for the years ended December 31, 2018, 2017, and 2016.
	Six Months Ended June 30, 2019	Years Ended December 31,
		2018	2017	2016
Return on Average Assets	1.05%	1.13%	0.81%	0.86%
Return on Average Equity	12.95%	14.48%	9.59%	9.13%
Average Equity to Average Assets	8.13%	7.81%	8.47%	9.40%
Capital Ratios
The following table shows the regulatory capital ratios for MBI and Marquis Bank as of June 30, 2019 and December 31, 2018, 2017, and 2016.
	Actual		Minimum for capital adequacy		Minimum to be well capitalized
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2019
Total capital ratio
Marquis Bank	$68,944	11.72%	$61,767	8.00%	$58,826	10.0%
MBI	69,922	11.89%	N/A	N/A	N/A	N/A
Tier 1 capital ratio
Marquis Bank	63,245	10.75%	50,002	6.00%	47,061	8.0%
MBI	54,526	9.27%	N/A	N/A	N/A	N/A
Tier 1 leverage ratio
Marquis Bank	63,245	9.64%	26,253	4.00%	32,816	5.0%
MBI	54,526	8.31%	N/A	N/A	N/A	N/A
Common equity tier 1 capital ratio
Marquis Bank	63,245	10.75%	41,178	4.50%	38,237	6.5%
MBI	54,526	9.27%	N/A	N/A	N/A	N/A
December 31, 2018
Total capital ratio
Marquis Bank	$65,167	11.39%	$56,494	8.00%	$57,210	10.0%
MBI	65,980	11.53%	N/A	N/A	N/A	N/A

	Actual		Minimum for capital adequacy		Minimum to be well capitalized
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 capital ratio
Marquis Bank	59,885	10.47%	45,052	6.00%	$45,768	8.0%
MBI	51,028	8.92%	N/A	N/A	N/A	N/A
Tier 1 leverage ratio
Marquis Bank	59,885	9.49%	25,251	4.00%	31,564	5.0%
MBI	51,028	8.08%	N/A	N/A	N/A	N/A
Common equity tier 1 capital ratio
Marquis Bank	59,885	10.47%	36,471	4.50%	37,186	6.5%
MBI	51,028	8.92%	N/A	N/A	N/A	N/A
December 31, 2017
Total capital ratio
Marquis Bank	$55,528	11.81%	$43,498	8.00%	$47,025	10.0%
MBI	57,400	12.21%	N/A	N/A	N/A	N/A
Tier 1 capital ratio
Marquis Bank	50,995	10.84%	34,093	6.00%	37,620	8.0%
MBI	43,237	9.19%	N/A	N/A	N/A	N/A
Tier 1 leverage ratio
Marquis Bank	50,995	9.72%	20,983	4.00%	26,229	5.0%
MBI	43,237	8.24%	N/A	N/A	N/A	N/A
Common equity tier 1 capital ratio
Marquis Bank	50,995	10.84%	27,039	4.50%	30,566	6.5%
MBI	43,237	9.19%	N/A	N/A	N/A	N/A
December 31, 2016
Total capital ratio
Marquis Bank	$50,303	13.68%	$29,410	8.00%	$36,763	10.0%
MBI	42,303	11.57%	N/A	N/A	N/A	N/A
Tier 1 capital ratio
Marquis Bank	46,678	12.70%	22,058	6.00%	29,410	8.0%
MBI	38,678	10.58%	N/A	N/A	N/A	N/A
Tier 1 leverage ratio
Marquis Bank	46,678	11.08%	16,847	4.00%	21,059	5.0%
MBI	38,678	9.36%	N/A	N/A	N/A	N/A
Common equity tier 1 capital ratio
Marquis Bank	46,678	12.70%	16,543	4.50%	23,896	6.5%
MBI	38,678	10.58%	N/A	N/A	N/A	N/A

Contractual Obligations
The following table shows the timing of amounts due under MBI’s contractual obligations as of June 30, 2019.
(Dollars in thousands)	Due in One Year or Less	Due after One Through Three Years	Due After Three Through Five Years	Due After Five Years	Total
FHLB Advances	$55,000	$—	$—	$—	$55,000
Certificates of deposit $100,000 or more	233,881	16,306	1,755		251,942
Certificates of deposit less than $100,000	15,457	2,395	80	—	17,933
Operating leases	711	1,309	150		2,170
Subordinated Debt, net of issuance	—	—	—	9,697	9,697
Total	$305,049	$20,010	$1,985	$9,697	$336,741
Credit Commitments
The following table shows MBI’s credit commitments as of June 30, 2019 and December 31, 2018, 2017, and 2016.
		As of December 31,
(Dollars in thousands)	As of June 30, 2019	2018	2017	2016
Unfunded lines of credit	$121,699	$119,327	$113,150	$73,405
Commitments to extend credit	47,332	27,017	37,687	34,987
Letters of credit	1,791	1,502	2,568	4,076
Total credit extension commitments	$170,821	$147,845	$153,405	$112,468
Government Regulation
Like us, MBI must comply with state and federal banking laws and regulations that control virtually all aspects of its operations. These laws and regulations generally aim to protect Marquis Bank’s depositors, not necessarily MBI’s shareholders or MBI’s creditors. Any changes in applicable laws or regulations may materially affect MBI’s business and prospects. Proposed legislative or regulatory changes may also affect MBI’s operations. MBI and Marquis Bank are subject to the same laws and regulations described in the section captioned “Supervision and Regulation” as the Company and the Bank, respectively.
Merger Agreement
Under the terms of the merger agreement, prior to the consummation of the merger or earlier termination of the merger agreement, MBI shall, and shall cause each of its subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice, (ii) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, including with its employees, and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay any necessary regulatory approvals or to timely consummate the transactions contemplated. In addition, MBI has agreed, under the terms of the merger agreement, prior to the consummation of the merger or the earlier termination of the merger agreement, to refrain from, without our prior written consent, taking certain actions to, including but not limited to, issue additional shares of capital stock (other than in connection with the exercise of outstanding stock options); declare or pay dividends to MBI shareholders, repurchase shares of capital stock; enter into, adopt, renew, modify, or terminate employment agreements or benefit plans for executive officers or directors; dispose of assets in a manner inconsistent with past practices; make any acquisition of a third party; sell or acquire loans or loan participations (other than in the ordinary course of business consistent with past practice or to bring a loan in compliance with legal lending limits); amend the organizational documents of those of its subsidiary;

implement or adopt any material change in its accounting principles, practices or methods; enter into, renew or terminate any material contracts or materially amend such contracts; settle claims in excess of $125,000; make material changes in deposit taking, lending, investment, risk management, and other bank activities of Marquis Bank; make individual capital expenditures in excess of  $100,000 (or $500,000 in aggregate); incur indebtedness (other than in the ordinary course of business); enter into new lines of business; make, change, or revoke any material tax election; or take any action or knowingly fail to take any action that would jeopardize the tax-free nature of the proposed merger or that would materially impair or delay the consummation of the merger.
Employees
As of June 30, 2019, MBI had 68 employees, all located in the United States. None of MBI’s employees are represented by a labor union or covered by a collective bargaining agreement. MBI believes it has a positive relationship with its employees.
Facilities
MBI’s headquarters is located in Coral Gables, Florida. MBI operates through two additional full-service bank branches located in Aventura, Florida and Fort Lauderdale, Florida. MBI leases each of its locations and believes that the leases are generally on terms consistent with prevailing market terms. The following table summarizes the details of MBI’s branch office locations.
Location	Street Address	City & State
Coral Gables	355 Alhambra Circle, Suite 125	Coral Gables, FL
Aventura	19058 NE 29th Avenue	Aventura, FL
Fort Lauderdale	201 Southeast 12th Street	Fort Lauderdale, FL
Legal Proceedings
MBI is not currently subject to any material legal proceedings. MBI is, from time to time, subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violations of banking and other applicable regulations, competition laws, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. MBI intends to defend itself vigorously against any pending or future claims and litigation.
At this time, in the opinion of MBI’s management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on MBI’s combined results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against MBI (or us following the consummation of the merger) could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention and may materially adversely affect MBI’s reputation (or our reputation after the consummation of the merger), even if resolved in MBI’s favor.
Seasonality
MBI does not believe its business to be seasonal in nature.

MANAGEMENT OF PROFESSIONAL HOLDING CORP.
The following table sets forth the name, age as of August 31, 2019, and position of the individuals who currently serve as executive officers and directors of the Company and Bank. The following also includes certain information regarding our directors’ and officers’ individual experience, qualifications, attributes and skills and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they are qualified to serve as directors.
Name	Age	Position(s)
Executive Officers:
Daniel R. Sheehan	44	Chairman and Chief Executive Officer of the Company and Bank; Director of the Company and the Bank
Abel L. Iglesias	56	President and Chief Operating Officer of the Bank; Director of the Company and the Bank
Ryan L. Gorney	38	Executive Vice President, Chief Information and Digital Officer of the Bank
Mary Usategui	34	Executive Vice President and Chief Financial Officer of the Bank; Corporate Secretary of the Company
Non-Executive Directors:
Rolando DiGasbarro	50	Director of the Company and the Bank
Carlos M. Garcia	48	Director of the Company and the Bank
Jon L. Gorney	68	Director of the Company and the Bank
Herbert Martens, Jr.	67	Director of the Company and the Bank
Dr. Lawrence Schimmel, M.D.	70	Director of the Company and the Bank
Anton V. Schutz	55	Director of the Company and the Bank
General
Our Articles of Incorporation provide for a Board of Directors consisting of at least one person, with the exact number to be determined from time to time by our Board. Our Board is currently composed of eight members and is divided into three classes of directors serving staggered three-year terms. In 2015, we entered into a Letter Agreement with BayBoston Capital L.P., or BayBoston, as amended, giving BayBoston the right to designate one person as a director of both the Company and the Bank. Mr. Garcia currently serves as BayBoston’s designee. Additionally, in connection with our 2017 private offering of our Class A Common Stock and Class B Common Stock, we granted a board observer right to EJF Sidecar Fund, Series LLC — Series E.
If our pending acquisition of MBI is consummated, under the terms of the merger agreement, we have agreed to add up to five of MBI’s directors to our Board and the Bank Board. Our Board (and the Nominating and Governance Committee of the Board) plans to evaluate the prospective MBI director nominees using the same process that applies to the nomination and appointment of directors to our Board generally, as outlined in our Corporate Governance Guidelines and the Nominating and Governance Committee Charter.
Approximately one-third of our Board is elected by our shareholders at each annual shareholders’ meeting for a term of three years, and the elected directors hold office until their successors are elected or until each director’s earlier death, resignation or removal. Our Executive Officers are appointed annually by our Board and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.

Board of Directors
The classification of our Board, as well as certain information regarding our directors, is set forth below:
Board of Directors
Class I (Terms ending 2021)	Class II (Terms ending 2022)	Class III (Terms ending 2020)
Rolando DiGasbarro	Abel L. Iglesias	Jon L. Gorney
Carlos M. Garcia	Daniel R. Sheehan	Herbert Martens, Jr.
Dr. Lawrence Schimmel		Anton V. Schutz
Rolando DiGasbarro has served as a director of Professional Bank and the Company since 2014. Mr. DiGasbarro is the Principal and founder of Windsor Investment Holdings LLC, founded in 2003, where he oversees investments in numerous commercial and residential real estate projects throughout North America. Since 2013, Mr. DiGasbarro has been a part-owner of ML Autogroup. He also owns and operates several car dealerships and a large specialty finance company. Mr. DiGasbarro previously worked as an investment banker for Lehman Brothers Holdings, Inc. from 1997 until 2003. Mr. DiGasbarro received both his B.B.A. and M.B.A. from York University in Toronto, Canada. We believe Mr. DiGasbarro’s qualifications to sit on our Board include his extensive leadership, operational and management experience gained from the successful operation of his several businesses.
Carlos M. Garcia has served as a director of Professional Bank and the Company since 2015 and is the designee of BayBoston pursuant to its right to appoint a director under its letter agreement with the Company. He has over 25 years of experience in the financial services industry, in both the private and public sectors. He has served as the Chief Executive Officer of BayBoston Managers LLC since 2013 and the Managing Partner and Founder of the BayBoston family of funds since 2013. He worked for 14 years at Banco Santander serving in various positions, including managing a mid-sized bank, and as a senior ranking executive and board member of Santander Bank, N.A. and Santander Holdings USA, Inc. He was appointed by President Obama to the Financial Oversight and Management Board for Puerto Rico in 2016. He is the Chairman of CFG Partners and a member of the board of directors of Hyde Square Task Force and has served on its board since 2014. He graduated with a dual degree from the Wharton School and the College of Arts & Sciences at the University of Pennsylvania. We believe Mr. Garcia’s qualifications to sit on our Board include his leadership and management experience in both the public and private sectors as well his over 25 years of experience in the banking and financial services industry.
Jon L. Gorney has served as director of the Company and Bank since 2017. In addition to his Board seat, Mr. Gorney has also served as Chairman of the Bank’s IT & Operations Committee since 2017. Mr. Gorney’s career spans 37 years in the financial services industry, 35 of which were spent with National City Corporation, or National City. He held numerous roles at National City, including leading the Corporate Operations and Information Services organization for 18 years. In this capacity, Mr. Gorney’s responsibilities included providing corporate-wide leadership for all acquisitions and integrations and overseeing over 6,000 people with an operating budget of approximately $900 million. During his tenure, assets of National City grew substantially requiring significant re-engineering of the technology architecture, infrastructure, and application systems. Between 2004 and 2006, Mr. Gorney also served as Chairman and CEO of National Processing Company, or NPC, which was the second largest publicly traded merchant card processor in the United States, of which National City was a large majority shareholder. Mr. Gorney joined PNC Financial Services (NYSE: PNC) following its acquisition of National City in December 2008 and co-chaired the company-wide integration. Mr. Gorney was a member of the executive and management committees at both National City and PNC and he retired from PNC in June 2010. Mr. Gorney holds a Bachelor of Science degree in computer science from the University of Dayton. Ryan Gorney, the Executive Vice President and Chief Information Officer/Digital Officer of the Bank, is the son of Mr. Gorney. We believe Mr. Gorney’s extensive experience in the banking and financial services industry, as well as his specific knowledge and expertise in banking IT matters qualifies him to sit on our Board.
Abel L. Iglesias has served as a director of the Company and Bank and as Professional Bank’s President since 2016 and was additionally named as Chief Operating Officer of the Bank in 2019.

Mr. Iglesias has over 30 years of banking experience in South Florida. Prior to joining Professional Bank in 2013, he served as President and Chief Executive Officer of JGB Bank, N.A., a bank based in Florida with total assets of approximately $516 million, between 2009 and its sale in 2013 to Sabadell United Bank, N.A. Mr. Iglesias also previously served as the Senior Executive Vice-President of BankUnited, FSB between 2003 and 2009 where he oversaw the commercial, corporate, commercial real estate and small business banking areas and was directly responsible for the day-to-day management of the Commercial Banking division and its lending groups for Miami-Dade, Broward, and Palm Beach Counties. From 1998 through 2003, he served as the Executive Vice President and Chief Lending Officer for the South Florida region of Colonial Bank. Mr. Iglesias also worked for Eastern National Bank and the Bank of Miami where he began his banking career in 1980. Mr. Iglesias is a board member of the Federal Reserve Bank of Atlanta’s Miami Branch. Mr. Iglesias holds a Master of Business Administration degree from the University of Miami and a Bachelor of Professional Studies degree, magna cum laude, from Barry University. We believe Mr. Iglesias’s qualifications to sit on our Board include his more than three decades of banking experience, including several years of experience in the roles of President and Chief Executive Officer at JGB Bank, N.A.
Herbert Martens, Jr. has served as a director of Professional Bank since 2008 and as a director of the Company since its inception in 2014. Since 2006, Mr. Martens has served as Managing Partner of Advent Associates, LLC, a private investment entity. He has more than 30 years of banking and investment experience, most recently serving as President and Chief Executive Officer of National City Bank, in Palm Beach Gardens, Florida until 2006. Prior to that time, he was President and Chief Executive Officer of NatCity Investments, Executive Vice President of National City’s wealth management businesses and President of Allegiant Mutual Funds. Mr. Martens also previously served as Executive Vice president of Prescott, Ball & Turben, Inc., an investment firm, and Chief Executive Officer of Raffensperger, Hughes, & Company, an investment banking and brokerage firm. Mr. Martens received a B.S. in finance and an M.B.A. from the University of Virginia. We believe Mr. Martens’s extensive experience in banking and investment, including his prior executive experience with National City Bank, qualifies him to serve on our Board.
Anton V. Schutz has served as a director of Professional Bank and the Company since 2015. Mr. Schutz founded Mendon Capital Advisors Corp in 1996 with a long/short and event-driven investment strategy focused exclusively on investing in the financial services sector. Mr. Schutz is responsible for the definition and implementation of portfolio strategy for the fund. Mr. Schutz has been in the investment and risk management business since 1986, focusing on investment and portfolio management. Mr. Schutz served as a senior vice president at RBC Dain Rauscher in institutional sales trading in the financial institutions group. He also worked at Chase Manhattan Bank for 10 years from 1986 to 1996 where his responsibilities included structuring investment products utilizing hedge funds and the development and application of financial risk strategies. Mr. Schutz has also been the portfolio manager of the RMB Mendon Financial Services Fund since 1999 and the RMB Mendon Financial Long/Short Fund since it was launched in 2004. Mr. Schutz has been frequently interviewed regarding his expertise in the financial services sector. He has appeared regularly as a guest on CNBC and Bloomberg and has been quoted in The Wall Street Journal, Barrons, Financial Times, and similar publications. He graduated from Franklin and Marshall College and obtained his M.B.A. in finance from Fordham University. We believe Mr. Schutz’s extensive experience in finance and capital markets qualifies him to sit on our Board.
Dr. Lawrence Schimmel was the founding Chairman of Professional Bank and has served as a director of Professional Bank since 2008 and as a director of the Company since its inception in 2014. Dr. Schimmel has been an entrepreneur in the medical-related business field throughout most of his career. Presently, he serves on the board of directors as the Chief Medical Officer for Clinigence Holdings, Inc., doing business as Clinigence Health, a healthcare analytics company since April 2019. Dr. Schimmel has also served as Managing Partner of Allied Health Advisors, LLC from 2012 to 2015. In 1992, Dr. Schimmel co-founded Allied Health Group and Florida Specialty Networks, which grew into a national medical management business overseeing the payment of approximately $450 million in healthcare claims annually, and he served as President and Chief Executive Officer of each of these companies from their founding until 1998 when they were sold to Magellan Health Services. In 1984, Dr. Schimmel was the founding Chairman of Megabank and served on its board of directors until 1993. Subsequently, Dr. Schimmel served on the board of directors of Executive National Bank from 1994 until 1997. Most recently, Dr. Schimmel served as the Chief Medical Officer for QualMetrix from 2013 until March 2019 when it was acquired by Clinigence

Health. In addition, Dr. Schimmel practiced general and vascular surgery in the Miami community for 17 years. Dr. Schimmel received his B.A. from Rutgers College and his M.D. from New Jersey College of Medicine. We believe that Mr. Schimmel’s qualifications to sit on our Board include his executive leadership and management experience, his prior bank board experience, and financial expertise gained from the successful operations of his own businesses.
Daniel R. Sheehan has served as a director of Professional Bank since its inception in 2008, Chairman of the Board of Professional Bank since September 2013, Chief Executive Officer of Professional Bank since 2019, and Chairman of the Board and Chief Executive Officer of the Company since its inception in 2014. From 2016 until 2018, Mr. Sheehan was a real estate investment banker with Walker & Dunlop, Inc. and held a similar position with Cohen Financial from 2005 through 2016. Mr. Sheehan started his career at Bear Stearns, and subsequently has been directly involved in the investment and deployment of over $10 billion of institutional real estate capital throughout the U.S. while holding various positions at national real estate investment banks and financial intermediaries. He has significant experience in capital markets, structured finance, investment banking, community banking and shadow banking industries that provided him with valuable strategic insight on capital flows and associated risk as well as transactional and execution experience. Mr. Sheehan received his Bachelor of Science in Business Administration from the University of Florida and his M.B.A. from the University of Miami. We believe Mr. Sheehan’s qualifications to sit on our Board include his more than 20 years of financial, credit and transactional experience.
Executive Officers
The following provides certain information about our non-director Executive Officers:
Mary Usategui has served as Executive Vice President and Chief Financial Officer of Professional Bank and as Corporate Secretary of the Company since April 2014. Ms. Usategui previously served as Vice President and Controller for Professional Bank from May 2010 until March 2014. Prior to joining Professional Bank, she served in various roles, including most recently as Senior Financial Officer with Grove Bank and Trust (formerly Coconut Grove Bank) in Miami, Florida from 2003 to 2010. In all, she has over 15 years of banking experience. Ms. Usategui has also served as a bank advisory board member for the AAA Scholarship Foundation since 2016. Ms. Usategui is a Florida-licensed Certified Public Accountant and received her Master of Accounting degree from the University of Miami and both her Master of Science in Finance degree and her Bachelor of Business Administration degree in Finance and International Business, from Florida International University.
Ryan L. Gorney has served as Executive Vice President and Chief Information/Digital Officer of Professional Bank since 2018. Prior to joining Professional Bank, he led the digital strategy and execution for KeyBank, an approximately $135 billion financial services company headquartered in Cleveland, Ohio from 2014 to 2016. Mr. Gorney was also responsible for the digital integration of First Niagara Bank, a $40 billion institution, into KeyBank. Mr. Gorney has also held leadership positions at both Ernst & Young LLP from 2012 to 2014 and 2016 to 2018, and Accenture from 2003 to 2012 where he focused on providing advisory services to some of the largest financial services companies across the globe. Mr. Gorney is the son Jon L. Gorney, a director of the Company. Mr. Gorney received his Bachelor of Science in Business Administration degree from the University of Dayton.
Corporate Governance
Corporate Governance Guidelines.   We are committed to sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. Our Board has adopted Corporate Governance Guidelines, which will become effective upon completion of this offering and set forth the framework within which our Board, assisted by the committees of our Board, oversees the affairs of our organization. The Corporate Governance Guidelines address, among other things, the composition and functions of our Board, director independence, compensation of directors, management succession and review, committees of our Board and selection of new directors. Upon completion of this offering, our Corporate Governance Guidelines will be available on our website at www.myprobank.com under the “Investor Relations” tab.

Director Qualifications.   We believe that our directors should have the highest professional and personal ethics and values. They should have broad experience at the policy-making level in business, government, or banking. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Our Corporate Governance Guidelines restrict directors from serving on more than four other boards of public companies in addition to our Board. We believe their service on boards of other companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. When considering potential director candidates, our Board also considers the candidate’s character, judgment, diversity, skill set, specific business background and global or international experience in the context of our needs and those of our Board.
Director Independence.   Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of our Board within a specified period of time of this offering. The rules of the Nasdaq Stock Market, as well as those of the SEC, impose several other requirements with respect to the independence of our directors. Our Board has evaluated the independence of its members based upon the rules of the Nasdaq Stock Market and the SEC. Applying these standards, our Board has affirmatively determined that Messrs. DiGasbarro, Garcia, Martens, Schimmel and Schutz are “independent directors” under the applicable rules. We have determined that Messrs. Sheehan, Iglesias and Gorney are not “independent directors” under the applicable rules. Our Board determined that Messrs. Sheehan and Iglesias do not qualify as independent directors because Mr. Sheehan is an executive officer of both the Company and the Bank and Mr. Iglesias is an executive officer of the Bank. Additionally, Mr. Gorney does not qualify as independent since his son, Ryan L. Gorney, is employed as Executive Vice President and Chief Information/Digital Officer at the Bank.
Director Age Limits.   Pursuant to our Corporate Governance Guidelines, directors may not stand for election after they reach the age of 72, unless, on the recommendation of the Nominating and Corporate Governance Committee, our Board waives this requirement as to a director on the basis that such waiver is in the best interests of the Company, in which case the basis for this waiver shall be disclosed in the proxy statement for the annual meeting of shareholders. A director elected to our Board prior to his or her 72nd birthday may continue to serve until the next annual shareholders meeting coincident with or next following his or her 72nd birthday, subject to the waiver process described in the preceding sentence. In addition, our Board believes that it is advisable that non-employee directors have a varied mix of tenures and will strive to maintain the average tenure of non-employee directors at a level less than 10 years. The Board believes this policy will help encourage a diversity of experience and viewpoints.
Leadership Structure.   Our Board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of our Board, as our Board believes that it is in the best interests of our shareholders to make that determination from time to time based on the position and direction of our Company and the membership of our Board.
Currently, Mr. Sheehan serves as Chairman of our Board and of the Bank and the Chief Executive Officer of the Company and Bank. We believe this structure is currently appropriate for us. We believe that having a combined Chairman and Chief Executive Officer role at the Company and Bank allows Mr. Sheehan to primarily focus on strategic aspects of our business while Mr. Iglesias, as the President of the Bank, is able to focus primarily on managing the day-to-day operations of the Bank.
Code of Ethics and Business Conduct.   Our Board has adopted a Code of Ethics and Business Conduct that will become effective upon the completion of this offering, which applies to all of our directors, officers and employees. This code provides fundamental ethical principles to which these individuals are expected to adhere and will operate as a tool to help our directors, officers and employees understand the high ethical standards required for employment by, or association with, our Company. Our Code of Ethics and Business Conduct, upon the completion of this offering, will be available on our website at www.myprobank.com under the “Investor Relations” tab. We expect that any amendments to our Code of Ethics and Business Conduct, or any waivers of its requirements, will be disclosed on our website, as well as by any other means required by Nasdaq Stock Market rules.
Risk Management and Oversight.   Our Board oversees our risk management process, which is a company-wide approach to risk management that is carried out by our management. Our full Board determines the appropriate risk for us generally, assesses the specific risks faced by us, and reviews the steps taken by management to manage those risks. While our full Board maintains the ultimate oversight responsibility for the risk management process (including oversight of capital adequacy in relation to risk), its committees oversee risk within their respective areas of oversight. Additionally, the Bank Board has several committees, including a Credit Committee, Asset Liability Management Committee, Compliance Committee, IT and Operations Committee, and Risk Committee (which primarily focuses on the Bank’s enterprise risk management) to assist with risk management related to matters within the purview of each committee. Management regularly reports on applicable risks to the relevant committee or the full Board, both at the Bank and Company levels, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our Board and its committees.
Board Committees
Our Board has established the following standing committees in connection with the discharge of its responsibilities: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Executive Committee. Our Board also may establish other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.
Audit Committee.   The members of our Audit Committee are Messrs. DiGasbarro (Chairman) and Martens and Dr. Schimmel. Our Board has evaluated the independence of each of the members of our Audit Committee and has affirmatively determined that (1) each of the members of our Audit Committee is an “independent director” under Nasdaq Stock Market rules, (2) each of the members satisfies the additional independence standards under applicable SEC rules for audit committee service, and (3) each of the members has the ability to read and understand fundamental financial statements. In addition, our Board has determined that Mr. DiGasbarro has the financial sophistication required by the rules of the Nasdaq Stock Market due to his experience and background and that he qualifies as a “audit committee financial expert” under the rules and regulations of the SEC.
The Audit Committee assists our Board in its oversight of the integrity of our financial statements, the management of our independent auditor that audits and reports on our consolidated financial statements, the performance of our internal audit function, the review of reports of bank regulatory agencies, monitoring management’s compliance with the recommendations contained in those reports and our compliance with legal and regulatory requirements related to our financial statements and reporting. Among other things, our Audit Committee has responsibility for:
•
selecting and reviewing the performance of our independent auditor, setting the independent auditor’s compensation and approving, in advance, all audit services;

•
pre-approving all permitted non-audit services to be performed by our independent auditor;

•
reviewing reports from the independent auditor regarding its internal quality control procedures and any material issues raised by the most recent internal quality-control review or peer review or by governmental or professional authorities, and any steps taken to deal with such issues;

•
reviewing the independence of our independent auditor and monitoring audit partner rotation and independent auditor rotation in accordance with applicable laws, rules and regulations;

•
reviewing our policies and procedures, and keeping our independent auditor informed of, relationships and transactions with related parties and reviewing and discussing internally and with our independent auditor identification of, accounting for, and disclosure of such relationships and transactions;

•
reviewing with our independent auditor (a) the auditor’s responsibilities under generally accepted auditing standards and the responsibilities of management in the audit process; (b) the overall audit strategy and the scope and timing of our annual audit; (c) any problems or difficulties encountered in the course of the audit work, and management’s response; (d) any questions, comments or suggestions the independent auditor may have relating to our internal controls, accounting practices and related procedures, and the independent auditor’s evaluation of the adequacy of the two-way communication between the independent auditor and the Audit Committee; (e) any significant risks identified during the independent auditor’ risk assessment procedures; and (f) when completed, the results, including significant findings, of the annual audit;
•
resolving any disagreements between the independent auditor and management;

•
reviewing with our independent auditor all critical accounting policies and practices to be used in the annual audit, alternative treatments of financial information within GAAP and the ramifications of such alternative treatment, and material written communications between our independent auditor and management;

•
reviewing the procedures for implementing accepted recommendations made by our independent auditor;

•
reviewing with our independent auditor and management the adequacy and effectiveness of our systems of internal controls, accounting practices, and disclosure controls and procedures and current accounting trends and developments, and take such action with respect thereto as may be deemed appropriate;

•
reviewing with management and our independent auditor our annual and quarterly financial statements;

•
reviewing and discussing with our independent auditor any other matters required to be discussed under PCAOB rules;

•
recommending to our Board, based on review and discussion with the Company’s independent auditor, whether the financial statements should be included in our annual report on Form 10-K, and produce the audit committee report required to be included in our annual proxy statement;

•
reviewing earnings press releases, as well as our policies with respect to earnings press releases, financial information and earnings guidance provided to analysts and rating agencies;

•
reviewing compliance by our Chief Executive Officer and Chief Financial Officer with applicable certification requirements;

•
discussing our policies with respect to risk assessment and risk management, and reviewing contingent liabilities and risks that may be material to us, and relevant major legislative and regulatory developments that could materially impact our contingent liabilities and risks;

•
engaging in such review and discussion as appropriate regarding bank regulatory examination reports or other regulatory reports and filings and other legal, regulatory or other matters;

•
developing and recommending to our Board for approval a code of conduct and ethics (and any changes thereto), monitoring compliance with such code, investigating any alleged violations of such code, enforce the provisions of such code;

•
establishing and overseeing procedures for the confidential and anonymous receipt, retention and treatment of complaints regarding our accounting, internal controls and auditing matters, as well as for the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;

•
establishing policies for the hiring of employees and former employees of our independent auditor; and

•
conducting an annual performance evaluation of the Audit Committee, annually reviewing the Audit Committee Charter, and recommending changes to our Board.

Our Audit Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Audit Committee will be available on our website at www.myprobank.com upon completion of this offering.

Compensation Committee.   The members of our Compensation Committee are Messrs. Martens (Chairman), Garcia and Schutz, and Dr. Schimmel. Our Board has evaluated the independence of each of the members of our Compensation Committee and has affirmatively determined that each of the members of our Compensation Committee meets the definition of an “independent director” under Nasdaq Stock Market rules.
Our Board has also determined that each of the members of the Compensation Committee qualifies as a “nonemployee director” within the meaning of Rule 16b-3 under the Exchange Act.
The Compensation Committee assists our Board in its oversight of our overall compensation structure, policies and programs and assessing whether such structure meets our corporate objectives. The Compensation Committee also reviews and oversees the compensation determinations of our NEOs as well as the administration of our compensation and benefit plans.
Among other things, our Compensation Committee has responsibility for:
•
reviewing and approving our overall compensation philosophy and overseeing the administration of related compensation and benefit programs, policies and practices;

•
reviewing and approving our peer companies and data sources for purposes of evaluating compensation competitiveness and establishing the appropriate competitive positioning of the levels and mix of compensation elements;

•
annually reviewing and approving the corporate goals and objectives relevant to the compensation of the CEO, evaluating the CEO’s performance in light of these goals and objectives, and approving the CEO’s base salary, short-term incentive compensation, and long-term incentive compensation based on this evaluation;

•
annually reviewing and approving the corporate goals and objectives relevant to the compensation of executive officers other than the CEO, evaluate each such executive officer’s performance in light of these goals and objectives and the CEO’s recommendations concerning such executive officers, and recommending that our Board approve each such executive officer’s base salary, short-term incentive compensation, and long-term incentive compensation based on this evaluation;

•
annually evaluating director compensation and recommending to our Board the appropriate level of director compensation, including compensation for service as a member or chair of a Board committee;

•
reviewing and recommending to our Board incentive compensation plans and equity-based plans for executive officers and other employees, and where appropriate or required, recommending that such plans be submitted for approval by our shareholders;

•
administering our equity-based and other compensation plans in accordance with their terms, including granting equity and other awards under such plans;

•
in connection with our proxy statement or annual report on Form 10-K, if we include a Compensation Discussion and Analysis, or CD&A, (a) reviewing and discussing with management such CD&A and any related executive compensation information, (b) recommending whether the CD&A and related executive compensation information should be included in the proxy statement or annual report on Form 10-K and, (c) to the extent required by applicable law or regulation, producing the compensation committee report on executive officer compensation;

•
reviewing and recommending to our Board any employment agreements and any severance arrangements or plans for the CEO and other executive officers, including the ability to adopt, amend and terminate such agreements, arrangements or plans;

•
determining stock ownership guidelines for directors, the CEO and other executive officers and monitor compliance with such guidelines;

•
reviewing benefits, including retirement benefits, and perquisites of the CEO and other executive officers to determine whether such benefits and perquisites are reasonable, competitive, and consistent with our overall executive compensation program;

•
reviewing our incentive compensation arrangements to determine whether they encourage excessive risk-taking, reviewing and discussing at least annually the relationship between risk management policies and practices and compensation, and evaluating compensation policies and practices that could mitigate any such risk;

•
if required, reviewing and recommending to our Board for approval the frequency with which we will conduct a shareholder advisory vote on executive compensation, taking into account the results of the most recent vote on frequency of such votes (if such vote was held by the Company), and reviewing and approving the proposals regarding the shareholder advisory vote on executive compensation and the frequency of such vote to be included in the Company’s proxy statement;

•
conducting an annual performance evaluation of the Compensation Committee, annually reviewing the Compensation Committee Charter, and recommend changes to our Board;

•
performing such other duties and carrying out such other responsibilities as are consistent with the Compensation Committee Charter or are delegated by our Board.

Our Compensation Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Compensation Committee will be available on our website at www.myprobank.com upon completion of this offering.
Nominating and Corporate Governance Committee.   The members of our Nominating and Corporate Governance Committee are Messrs. DiGasbarro, Garcia, and Martens and Dr. Schimmel. Our Board has evaluated the independence of each of the members of our Nominating and Corporate Governance Committee and has affirmatively determined that each of the members of our Nominating and Corporate Governance Committee meets the definition of an “independent director” under Nasdaq Stock Market rules.
The Nominating and Corporate Governance Committee assists our Board in its oversight of identifying and recommending persons to be nominated for election as directors and to fill any vacancies on the board of the Company and each of our subsidiaries, monitoring the composition and functioning of the standing committees of the board of the Company and each of our subsidiaries, developing, reviewing and monitoring the corporate governance policies and practices of the Company.
Among other things, our Nominating and Corporate Governance Committee is responsible for:
•
determining the desired qualifications, qualities, skills, and other attributes of directors and develop, and recommend to our Board for its approval, criteria to be considered in selecting nominees for election as directors;

•
identifying and evaluating individuals to be considered for election as directors, including individuals recommended by our shareholders;

•
recommending to our Board the individuals to stand for election as directors at the annual meetings of shareholders or to fill any vacancies on our Board;

•
overseeing and monitoring the development by management of an orientation program for new directors and a continuing education program for current directors;

•
developing, recommending to our Board, and administering corporate governance guidelines and reviewing these guidelines at least annually and recommending any changes to our Board;

•
overseeing our corporate governance documents, policies, practices and procedures and reviewing and recommending to our Board for approval any changes to such documents, policies, practices and procedures;

•
developing a process for an annual evaluation of our Board and its committees and overseeing the conduct of each annual evaluation;

•
reviewing our Board’s committee structure and composition and making recommendations to our Board regarding the designation of committees and appointment of directors to serve as members and the chair of each committee annually;

•
overseeing the periodic assessment of our directors’ and officers’ liability and other insurance coverage for directors and officers;

•
reviewing all shareholder proposals and, after consultation with other Board committees that may have expertise or responsibility for the subject matter of such proposals, recommending to our Board appropriate action on each such proposal; and

•
performing such other duties and carrying out such other responsibilities as are consistent with the Nominating and Governance Committee Charter or are delegated by our Board.

Our Nominating and Corporate Governance Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Nominating and Corporate Governance Committee will be available on our website at www.myprobank.com upon completion of this offering.
In carrying out its functions, the Nominating and Corporate Governance Committee develops, and recommends to the Board for its approval, qualification criteria for all potential nominees for election, including incumbent directors, Board nominees and shareholder nominees to be included in the Company’s future proxy statements.
The Nominating and Corporate Governance Committee also evaluates potential nominees for our Board to determine if they have any conflicts of interest that may interfere with their ability to serve as effective Board members and to determine whether they are “independent” in accordance with applicable SEC and Nasdaq Stock Market rules (to ensure that, at all times, at least a majority of our directors are independent). Although we do not have a separate diversity policy, the Nominating and Corporate Governance Committee may consider the diversity of the Company’s directors and nominees in terms of knowledge, experience, skills, expertise and other factors that may contribute to the effectiveness of our Board.
Prior to recommending an existing director for re-election to our Board, the Nominating and Corporate Governance Committee may consider and review the following attributes with respect to each sitting director:
•
attendance and performance at meetings of our Board and the committees on which such director serves;

•
length of service on our Board;

•
experience, skills and contributions that the sitting director brings to our Board;

•
independence and any conflicts of interest; and

•
any significant change in the director’s status, including with respect to the attributes considered for initial membership our Board.

Executive Committee.   In the future, we expect to form an Executive Committee, with authority to exercise all of the powers of our Board during the intervals between meetings of our Board, except as limited by the laws of the State of Florida, our Articles of Incorporation, our Bylaws and other applicable laws and regulations. We do not expect that the Executive Committee will operate under a written charter.

EXECUTIVE COMPENSATION
Introduction
As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers, which are referred to as our “named executive officers”, or NEOs. This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. For 2018, our named executive officers, or NEOs, were:
•
Daniel R. Sheehan, Chairman and Chief Executive Officer of the Company and the Bank;

•
Abel L. Iglesias, President and Chief Operating Officer of the Bank; and

•
Mary Usategui, Executive Vice President and Chief Financial Officer of the Bank.

Summary Compensation Table
The following table sets forth information concerning the total compensation awarded to, earned by or paid to the NEOs for the fiscal year ended December 31, 2018, calculated in accordance with SEC rules and regulations.
Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	Other	Total
Daniel R. Sheehan Chairman and Chief Executive Officer of the Company and Bank	2018	$341,667	$200,000	$—	$48,480	$590,147
Abel L. Iglesias President and Chief Operating Officer of the Bank	2018	330,000	80,000	—	51,357	$461,357
Mary Usategui Executive Vice President and Chief Financial Officer of the Bank	2018	200,000	45,000	—	40,997	$285,997

(1)
Messrs. Sheehan and Iglesias and Ms. Usategui were awarded 60,000, 27,500, and 17,500 share appreciation rights, respectively, with a base price of  $18.25 per share, as part of their 2018 compensation. Because the share appreciation right payments are only payable upon certain indeterminate events (and are not tied to any performance-based events), the Company did not record any expense for these awards in 2018 because the fair value, as computed in accordance with ASC Topic 718, was $0.

All Other Compensation
Name	Year	401(k) Match	Health & Welfare	Other(1)	Total
Daniel R. Sheehan	2018	$13,851	$30,629	$4,000	$48,480
Abel L. Iglesias	2018	13,563	29,393	8,400	51,357
Mary Usategui	2018	8,508	24,089	8,400	40,997

(1)
Includes a monthly auto allowance and payments for cellular telephone and data services.

Narrative Discussion of Summary Compensation Table
General.   We have compensated our NEOs through a combination of base salary, cash bonuses, equity awards and other benefits, including certain perquisites. Each of our NEOs has substantial responsibilities in connection with our day-to-day operations.
Base Salary.   Our Compensation Committee reviews the base salaries of our NEOs and recommends that the Board approve each such executive officer’s base salary. In setting the base salary of each NEO for the period presented above, the Compensation Committee relied on market data provided by our human resources department and survey data from industry resources. In the future, the Compensation Committee may also retain one or more consultants (including compensation consultants), legal counsel or other advisors it deems necessary to assist in this process and on such terms as the Compensation Committee deems appropriate, but has not retained a consultant at this time. Salary levels are typically considered annually as part of our regularly scheduled performance review process and otherwise upon a promotion or other change in job duties or responsibilities.
Cash Bonuses.   Our NEOs are also eligible to receive an annual cash bonus as a percentage of base salary based on our achievement of various metrics. Annual incentive awards are intended to recognize and reward those NEOs who contribute meaningfully to our performance for the corresponding year. Our Board has discretion to determine whether and in what amounts any such bonuses will be paid in a given year.
Equity Awards.   The equity awards referred to in the table above relate to share appreciation rights units issued pursuant to our 2014 Share Appreciation Rights Plan, as amended, which, as described more fully below, allows the Compensation Committee to establish the terms and conditions of the awards, subject to the plan terms. SAR units are granted with a base price equal to the fair market value of our Class A Common Stock on the date of grant. The awards generally vest after five years of continuous service following the grant date or upon the occurrence of certain corporate events, such as a change in control. Unit appreciation payments are generally paid shortly after the occurrence of certain non-performance-related events in accordance with the 2014 Plan and unit agreement. For information regarding the vesting and exercisability of these SAR unit awards and other terms and conditions applicable to awards under this plan see “Executive Compensation — 2014 Share Appreciation Rights Plan.” In 2019, our Board and shareholders adopted the 2019 Equity Incentive Plan. Under the 2019 Plan, the Compensation Committee has the power to grant incentive stock options, non-qualified stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, performance shares or share units, cash awards, or other equity-based awards, or any combination of the foregoing. The Compensation Committee may determine the terms and conditions of each award under the 2019 Plan. We believe these equity and equity-linked awards to our executive officers help align the interests of management and our shareholders as well as reward our executive officers for improved Company performance.
Professional Bank 401(k) Plan.   Our 401(k) Plan is designed to provide retirement benefits to all eligible full-time and part-time employees. The 401(k) Plan provides employees the opportunity to save for retirement on a tax-favored basis. Our NEOs may elect to participate in the 401(k) Plan on the same basis as all other employees. We match 100% of our employees’ contribution of the first 3% of salary and 50% of the next 2% of salary (for a total of a 4% match assuming a contribution by an employee of 5% of salary).
Health and Welfare Benefits.   Our NEOs are eligible to participate in the same benefit plans designed for all of our full-time employees, including health, dental, vision, disability and basic group life insurance coverage. The purpose of our employee benefit plans is to help us attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors. We also include imputed income for service fees paid by the Bank related to bank-owned life insurance policies, and premiums for supplemental disability insurance and life insurance in the amounts reported in the table above.
Perquisites.   We provide our NEOs with a limited number of perquisites that we believe are reasonable and consistent with our overall compensation program to enable us to attract and retain superior employees for key positions. Our Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to NEOs. The perquisites received by our NEOs in 2018 included automobile allowances and reimbursement for mobile telephone and data services.
Effect of the Pending Merger with MBI.   We are restricted in our ability to take certain actions, subject to certain exceptions, without the prior consent of MBI under the terms of the merger agreement in connection with our proposed acquisition of MBI, including but not limited to actions to: issue additional shares of capital stock (other than in connection with the exercise of outstanding stock options, in the ordinary course of business consistent with past practice or as our Board determines to be appropriate in connection with this offering); enter into, adopt, renew, modify, or terminate employment agreements or benefit plans for executive officers or directors; increase salary or employee benefits (including incentive or bonus payments) subject to certain exceptions; hire new executive officers (unless an executive officer position becomes vacant); or enter into, establish, adopt, modify, amend, renew or terminate any benefit plan or take any action to accelerate the vesting of benefits payable thereunder.
Agreements with Named Executive Officers
We, the Bank, or both we and the Bank have entered into employment agreements with our Chairman and Chief Executive Officer, Daniel R. Sheehan, the President and Chief Operating Officer of the Bank, Abel L. Iglesias, and our Executive Vice President and Chief Financial Officer, Mary Usategui, each of which is summarized below.
Employment Agreement with Daniel R. Sheehan
On May 2, 2018, the Company and the Bank entered into an employment agreement with Mr. Sheehan pursuant to which he serves as Chairman and Chief Executive Officer of the Company and as Chairman of the Bank. The employment agreement provides for an initial term of three years with renewals for an additional year each year thereafter, unless we or Mr. Sheehan provide written notice to the other of non-renewal no more than three months prior to the date on which the agreement is set to expire.
Annual Base Salary; Annual and Long-Term Incentive Compensation.   Under the employment agreement, Mr. Sheehan is entitled to an annual base salary of  $400,000 and has the opportunity to earn an annual bonus targeted at no less than 30% of his annual base salary on the last day of the applicable fiscal year (the actual amount of the bonus is determined by our Board or our Compensation Committee), which incentive bonus will be paid in cash on or prior to the January 15 immediately following the end of the prior fiscal year. The employment agreement provides that Mr. Sheehan will be granted, by January 15 of each year, equity awards. Each award granted in the form of stock options or restricted stock awards is to vest in four equal installments beginning on the last business day of each fiscal year following the fiscal year in which such award relates (subject to accelerated vesting upon a change in control and termination of employment without Cause or for Good Reason, in each case as defined in his employment agreement), and any SARs are to vest as determined by our Board or Compensation Committee at the time of each grant. Pursuant to the employment agreement, on January 1, 2019, we granted Mr. Sheehan 60,000 SARs. We also provide reimbursements to Mr. Sheehan for reasonable expenses incurred in connection with his employment, as well as an automobile allowance of  $500 per month, and he is eligible to receive benefits under any employee benefit plans made available by us to senior executives including, but not limited to, medical, disability, life insurance plans, and any other employee benefit plan or arrangement made available by the Bank in the future to its senior executives. We also provide Mr. Sheehan with supplemental disability and life insurance.
Payments upon Termination of Employment.   Mr. Sheehan’s employment agreement provides for compensation and benefits upon termination. Following Mr. Sheehan’s termination by us without Cause or Mr. Sheehan’s resignation for Good Reason, in each case as defined in his employment agreement, we are obligated to pay the following amounts to Mr. Sheehan:
•
all accrued but unpaid base salary and unused vacation as of the date of termination, reimbursable expenses incurred by Mr. Sheehan up to and including the date of termination or resignation, and any earned or vested compensation or benefits to which Mr. Sheehan may be entitled as of the date of termination or resignation pursuant to the terms of any compensation or benefit plans, including any vested benefits under retirement plans;

•
a separation allowance, payable in equal installments in accordance with our normal payroll practices over the 18-month period beginning immediately following the date of termination, equal to the product of  (i) one and one-half  (1.5) multiplied by (ii) the sum of  (A) his annual base salary as of immediately prior to the date of termination or resignation and (B) his target bonus, which shall be no less than 30% of the annual base salary on the last day of the applicable fiscal year, as of immediately prior to the date of termination or resignation (or, if none has been established, his target bonus in respect of the fiscal year completed prior to the date of termination or resignation);

•
any earned but unpaid annual bonus for a prior completed fiscal year in a lump sum no later than 30 days following the date of termination or resignation (or any later date as may be required by Section 409A of the Internal Revenue Code); and

•
prorated annual bonus with respect to the fiscal year in which the event of termination or resignation occurs for the portion of the fiscal year worked in a lump sum no later than 30 days following the date of termination or resignation (or any later date as may be required by Section 409A of the Internal Revenue Code).

For the purposes of Mr. Sheehan’s employment agreement, “Good Reason” means: (i) the assignment of duties, titles, status, offices and reporting requirements materially inconsistent with his positions, or the assignment or material diminution of authority, duties or responsibilities as contemplated in the employment agreement, except as a result of illness, disability, regulatory orders, or temporary suspensions due to a Board investigation; (ii) a change in reporting structure; (iii) a reduction in compensation or compensation opportunity; (iv) a change in work location by greater than 35 miles; (v) notice of nonrenewal of the employment agreement term; or (vi) a material breach of his agreement by the Company or Bank, in each case which is not cured within 30 days after notice of the same. For the purposes of Mr. Sheehan’s employment agreement, “Cause” means: (i) the willful failure to comply with obligations under the employment agreement or the material written policies of the Company or Bank or to perform the duties assigned; (ii) engaging in fraud, deceit, personal dishonesty, or breach of a fiduciary duty that has or would have adversely affected the business of the Company or Bank; (iii) violation of any law, regulation, or regulatory order; (iv) becoming subject to continuing intemperance in the use of alcohol or drugs that has or may adversely affects the business or reputation of the Company or Bank or reporting to work under the influence of alcohol or drugs; (v) filing a petition for bankruptcy, whether voluntarily or involuntarily; (vi) conviction or entering into a plea of guilty or plea of nolo contendere with respect to a felony or crime involving moral turpitude; (vii) engaging in unlawful harassment; (viii) engaging in activity that exposes the Company or Bank to criminal liability; or (ix) materially breaching the employment agreement.
In addition, we will pay and arrange for Mr. Sheehan to continue to participate, on substantially the same terms as immediately prior to the date of termination, in the medical, dental, vision, disability and life insurance programs provided in his employment agreement until the earlier of  (i) the end of the 18-month period beginning on the date of termination or resignation, or (ii) such time as the Mr. Sheehan is eligible to be covered by comparable benefit(s) of a subsequent employer. Also, Mr. Sheehan’s outstanding compensatory equity awards will fully vest, with the vesting of any performance-based awards to be determined based on the actual performance measured as of the latest practicable date prior to the date of termination of resignation. However, if Mr. Sheehan’s termination or resignation under the foregoing scenarios occurs within 12 months of a change in control, the separation allowance will be paid in a lump sum within 30 days following the date of termination or resignation to the extent permitted by Section 409A of the Internal Revenue Code.
If we terminate Mr. Sheehan for Cause, he resigns without Good Reason, or he separates from service as a result of the expiration of his employment agreement, Mr. Sheehan will be entitled to: (a) all accrued but unpaid base salary and unused vacation as of the date of termination, expenses incurred by Mr. Sheehan up to and including the date of termination, and any earned or vested compensation or benefits to which Mr. Sheehan may be entitled as of the date of termination pursuant to the terms of any compensation or benefit plans, including any vested benefits under retirement plans, payable within 30 days after his termination or resignation in the case of salary, unused vacation, and reimbursable expenses, and in the case of earned or vested compensation or benefits, in accordance with the terms of the applicable benefit plan; and (b) all of Mr. Sheehan’s equity awards (including SARs) that are outstanding and vested as of the termination date, including a pro rata portion of unvested awards subject to time-based vesting conditions at termination.
Following Mr. Sheehan’s termination as a result of his death or disability, we are obligated to pay the following amounts to him or his estate, as applicable: (a) all accrued but unpaid base salary and unused vacation as of the date of termination, reimbursable expenses incurred by Mr. Sheehan up to and including the date of termination, and any earned or vested compensation or benefits to which Mr. Sheehan may be entitled as of the date of termination pursuant to the terms of any compensation or benefit plans, including any vested benefits under retirement plans; (b) any earned but unpaid annual bonus for a prior completed calendar year in a lump sum no later than 30 days following the date of termination (or any later date as may be required by Section 409A of the Internal Revenue Code); and (c) prorated annual bonus with respect to the year in which the event of termination occurs for the portion of the calendar year worked in a lump sum no later than 30 days following the date of termination (or any later date as may be required by Section 409A of the Internal Revenue Code). Additionally, all vested equity awards outstanding as of the date of death or disability, including a pro rata portion of unvested awards subject to time-based vesting conditions at termination, will become fully vested and will be paid to Mr. Sheehan or his estate, as applicable.
The payment of the foregoing compensation and benefits upon termination is contingent upon Mr. Sheehan’s execution and delivery of a general release of all claims within 22 days after the date of termination or resignation.
In addition, Mr. Sheehan’s employment agreement contains customary provisions regarding the confidentiality of Company information he learns in carrying out his responsibilities, noncompetition with the Company for one year after the termination of his employment, and nonsolicitation of Company employees for 12 months following termination of employment.
The preceding description of Mr. Sheehan’s employment agreement is qualified in its entirety by reference to the text of the employment agreement, which is filed as Exhibit 10.1 to our registration statement on Form S-1 of which this prospectus forms a part.
Employment Agreement with Abel L. Iglesias
On July 16, 2019, the Bank entered into an employment agreement with Mr. Iglesias pursuant to which he serves as President and Chief Operating Officer of the Bank. The agreement provides for a term of three years.
Base Salary; Annual and Long-Term Incentive Compensation.   Under the agreement, Mr. Iglesias is entitled to an annual base salary of  $380,000 and is eligible to receive such incentive bonuses as may be authorized by the Bank Board from time to time. The Bank paid Mr. Iglesias a $40,000 signing bonus, which was paid 50% in cash and 50% in shares of restricted stock in the Company, which shall be valued at fair market value as defined in the Company’s 2019 Equity Incentive Plan. Mr. Iglesias is also entitled to participate in the Company’s 2014 Share Appreciation Rights Plan. The Bank also provides reimbursements to Mr. Iglesias for reasonable expenses incurred in connection with his employment, an automobile allowance of  $1,000 per month, and benefits including, but not limited to, medical, dental, disability, and life insurance as well as any other benefits generally provided to the other employees of the Bank, as the Bank Board will determine from time to time to offer.
Payments upon Termination of Employment.   Mr. Iglesias’ employment agreement provides for compensation and benefits upon termination. Following Mr. Iglesias’ termination by the Bank without Cause or Mr. Iglesias’ resignation for Good Reason, in each case as defined in his employment agreement, the Bank is obligated to pay Mr. Iglesias, for a period of six months after such termination or resignation, at the base annual salary rate stated in his employment agreement on the date of such termination or resignation (or, if greater, the highest annual salary rate in effect for Mr. Iglesias within the 36-month period prior to such termination or resignation less any amounts owed to the Bank by him).
Following Mr. Iglesias’ termination by the Bank for Cause or as a result of his death or disability, in each case as defined in his employment agreement, the Bank is obligated to pay Mr. Iglesias or his estate, as applicable, any salary, vacation, and bonus amounts accrued and unpaid at the date of termination (less any amounts owed to the Bank by Mr. Iglesias). Following Mr. Iglesias’ resignation for other than Good Reason, the Bank is obligated to pay Mr. Iglesias any salary, vacation, and bonus amounts that would have been accrued and unpaid through the end of the 30-day notice period Mr. Iglesias is required to provide the Bank of his intent to resign for other than Good Reason (less any amounts owed to the Bank by Mr. Iglesias).
For the purposes of Mr. Iglesias’s employment agreement, “Good Reason” means: (i) any material breach by the Company or Bank of any provision the employment agreement, or any significant reduction,

without his prior written consent, in the duties, responsibilities, authority or title as an officer, except for any reduction in duties, responsibilities, authority or title due to illness or disability, an order from any regulatory authority having jurisdiction over the Company or Bank, temporary suspensions due to a Board investigation, the appointment of market presidents or other positions created by the Company or Bank, or Mr. Iglesias no longer serving as Chief Operating Officer of the Bank provided that he is appointed Chief Administrative Officer of the Bank on or about that time; or (ii) a change in work location by greater than 35 miles. For the purposes of Mr. Iglesias’s employment agreement. “Cause” means: (i) the failure to comply with obligations under the employment agreement or the material written policies of the Company or Bank, or to perform the duties assigned; (ii) engaging in fraud, deceit, personal dishonesty, or breach of a fiduciary duty that has or would have adversely affected the business of the Company or Bank; (iii) violation of any law, regulation, or regulatory order; (iv) becoming subject to continuing intemperance in the use of alcohol or drugs that adversely affects the business or reputation of the Company or Bank; (v) filing a petition for bankruptcy, whether voluntarily or involuntarily; (vi) conviction or entering into a plea of nolo contendere with respect to a felony or crime involving moral turpitude; (vii) engaging in unlawful harassment; (viii) engaging in activity that exposes the Company or Bank to criminal liability; or (ix) materially breaching the employment agreement.
If Mr. Iglesias’ termination or resignation occurs within the 12-month period following a change of control event (as defined in his employment agreement), the Bank is obligated to pay Mr. Iglesias, on the Bank’s regular payroll payment date next following the 30th day after the date of termination, an amount equal to one times the average base annual salary received by Mr. Iglesias during the three-year period prior to such termination.
In all cases, the payment of the foregoing amounts and benefits is contingent upon Mr. Iglesias’ execution and delivery of a general release of all claims within 22 days after the date of termination or resignation.
In addition, Mr. Iglesias’s employment agreement contains customary provisions regarding the confidentiality of Company information he learns in carrying out his responsibilities, noncompetition with the Company for one year after the termination of his employment, and nonsolicitation of Company employees for one year following termination of employment.
The preceding description of Mr. Iglesias’ employment agreement is qualified in its entirety by reference to the text of the employment agreement, which is filed as Exhibit 10.2 to our registration statement on Form S-1 of which this prospectus forms a part.
Employment Agreement with Mary Usategui
On December 31, 2017, the Bank entered into an employment agreement with Mrs. Usategui pursuant to which she serves as Executive Vice President and Chief Financial Officer of the Company and the Bank. The agreement provides for an initial term of five years.
Annual Base Salary; Annual and Long-Term Incentive Compensation.   Under the agreement, Mrs. Usategui is entitled to an annual base salary of  $200,000 and is eligible to receive such incentive bonuses as may be authorized by the Bank Board from time to time. Mrs. Usategui will be entitled to participate in the Company’s 2014 Share Appreciation Rights Plan. The Bank also provides reimbursements to Mrs. Usategui for reasonable expenses incurred in connection with her employment, an automobile allowance of  $500 per month, a cell phone allowance of  $200 a month, and benefits including, but not limited to, medical, disability, and life insurance as well as any other benefits generally provided to the other employees of the Bank, as the Bank Board will determine from time to time to offer.
Payments upon Termination of Employment.   Mrs. Usategui’s employment agreement provides for compensation benefits upon termination. Following Mrs. Usategui’s termination by the Bank without Cause or Mrs. Usategui’s resignation for Good Reason, in each case as defined in her employment agreement, the Bank is obligated to pay Ms. Usategui, for a period of six months after such termination or resignation, at the base annual salary rate stated in her employment agreement on the date of such termination or resignation (or, if greater, the highest annual salary rate in effect for Ms. Usategui within the 36-month period prior to such termination or resignation less any amounts owed to the Bank by Mrs. Usategui).

Following Mrs. Usategui’s termination by the Bank for Cause or as a result of her Death or disability, in each case as defined in her employment agreement, the Bank is obligated to pay Mrs. Usategui, or her estate, as applicable, any salary, vacation, and bonus amounts accrued and unpaid at the date of termination (less any amounts owed to the Bank by Mrs. Usategui).
If Mrs. Usategui resigns for other than Good Reason, the Bank is obligated to pay to Mrs. Usategui only any salary, vacation, and bonus amounts that would have been accrued and unpaid through the end of the 30-day notice period Mrs. Usategui is required to provide the Bank of her intent to resign for other than Good Reason (less any amounts owed to the Bank by Mrs. Usategui). If Mrs. Usategui’s termination or resignation occurs within the 12-month period following a Change of Control event (as defined in her employment agreement), the Bank will pay Mrs. Usategui, on the Bank’s regular payroll payment date next following the 30th day after the date of termination or resignation, an amount equal to one times the average base annual salary received by Mrs. Usategui during the three-year period prior to such termination or resignation.
For the purposes of Ms. Usategui’s employment agreement, “Good Reason” means any material breach by the Company or Bank of any provision the employment agreement, or any significant reduction, without her prior written consent, in the duties, responsibilities, authority or title as an officer, except for any reduction in duties, responsibilities, authority or title due to (i) illness or disability, (ii) an order from any regulatory authority having jurisdiction over the Company or Bank, or (iii) temporary suspensions due to a Board investigation. For the purposes of Ms. Usategui’s employment agreement. “Cause” means: (i) the willful failure to comply with obligations under the employment agreement or the material written policies of the Company or Bank, or to perform the duties assigned; (ii) engaging in fraud, deceit, personal dishonesty, or breach of a fiduciary duty that has or would have adversely affected the business of the Company or Bank; (iii) violation of any banking law, regulation, or regulatory order or other agreement with any banking agency having jurisdiction over the Bank; (iv) becoming subject to continuing intemperance in the use of alcohol or drugs that adversely affects the business or reputation of the Company or Bank; (v) filing a petition for bankruptcy, whether voluntarily or involuntarily; (vi) conviction or entering into a plea of nolo contendere with respect to a felony or crime involving moral turpitude; (vii) engaging in unlawful harassment; (viii) engaging in activity that exposes the Company or Bank to criminal liability; or (ix) materially breaching the employment agreement.
In all cases, the payment of the foregoing amounts and benefits is contingent upon Mrs. Usategui’s execution and delivery of a general release of all claims within 22 days after the date of termination or resignation.
In addition, Ms. Usategui’s employment agreement contains customary provisions regarding the confidentiality of Company information she learns in carrying out her responsibilities, noncompetition with the Company for one year after the termination of his employment, and nonsolicitation of Company employees for one year following termination of employment.
The preceding description of Ms. Usategui’s employment agreement is qualified in its entirety by reference to the text of the employment agreement, which is filed as Exhibit 10.3 to our registration statement on Form S-1 of which this prospectus forms a part.
2012 Share Appreciation Rights Plan
General.   The 2012 Share Appreciation Rights Plan, or the 2012 Plan, was originally adopted by the Board of Directors of the Bank on December 18, 2012. The 2012 Plan was subsequently assumed by the Company upon its formation as the Bank’s holding company, but was subsequently replaced with the 2014 Plan, the terms of which are summarized below, and we ceased issuing awards under the 2012 Plan thereafter. As of August 31, 2019, there are no share appreciation rights outstanding pursuant to the 2012 Plan. The 2012 Plan will terminate on December 17, 2022. The 2012 Plan was designed to provide appropriate incentives to directors and to certain key employees who have been or will be given responsibility for the management or administration of the business affairs of the Company or the Bank; to provide for distinct plans for our Board and for management in order to maximize incentives offered while minimizing expenses; and to enable the Company to obtain and retain the services of the type of professional, technical and managerial employees considered essential to both the Company’s and the Bank’s long-range success.

Units Available for Awards.   The number of units available for award under the 2012 Plan was limited to 65,000 units.
Administration; Amendment.   The Compensation Committee administers the 2012 Plan. Among other powers, the Compensation Committee has full authority to interpret. enact, amend and rescind any rules and regulations relating to the 2012 Plan, to grant awards, and to determine the number of shares of our Class A Common Stock that will be subject to the awards. The decisions of the Compensation Committee under the 2012 Plan, in its sole and absolute discretion, will be conclusive and binding. The unit agreements under the 2012 Plan may be amended or modified by written agreement between the Company and Bank, on one hand, and the participant on the other hand.
Eligibility for Participation.   The 2012 Plan was available to employees or officers of the Bank. Subject to the provisions of the 2012 Plan, the Compensation Committee has the authority to determine the nature and amount of each award.
Unit Agreements; Vesting.   The Compensation Committee may grant units pursuant to a Unit Agreement to Participants. The Unit Agreement includes, among other things, the base price for each unit granted, which is no lower than the fair market value of the our Class A Common Stock on the date of grant. Subject to a one-year minimum vesting period, units vest, or partially vest depending on certain circumstances, upon the occurrence of a liquidity event, which is defined under the 2012 Plan as an event that triggers an exit opportunity for holders of common stock to liquidate their holdings through a reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or exchange of common stock or other securities, issuance of warrants or other rights to purchase common stock or other securities, going public transaction or other similar corporate transaction or event that results in the ability of holders of common stock to receive a cash payment in exchange for their shares of common stock; provided, however, that the formation of a holding company is not be considered a Liquidity Event. An award expires if the participant is not an employee at the time of the liquidity event and any portion of an award to a participant which is not exercisable at termination of employment shall not thereafter become exercisable.
Unit Appreciation Payments; Noncompetition Requirement.   A unit appreciation payment for vested units under is generally payable in a lump sum following the date such units become vested upon the occurrence of a liquidity event and are exercised by the participant, provided that a participant may receive a unit appreciation payment upon the occurrence of a liquidity event within six months after the a participant’s termination without cause. The amount of the unit appreciation payment is determined based on the difference between the fair market value of the our Class A Common Stock on the date of exercise and the base price of the unit, provided that the fair market value is subject to a high water mark such that the fair market value shall never decrease below its highest level. All awards are subject to nullification if the participant breaches the one-year noncompetition obligation (or such shorter period as determined by the Compensation Committee and set forth in the applicable unit agreement), which generally restricts the participant’s ability to compete with us through service to another bank or financial institution or any entity that accepts deposits or makes loans (whether presently existing or subsequently established) that has an office located within 50 miles of any office of the Bank.
2014 Associate Stock Purchase Plan
General.   The 2014 Associate Stock Purchase Plan, or the ASPP, was effective on October 21, 2014 and will continue in effect for a term of 10 years unless earlier terminated. The purpose of the ASPP is to provide employees of the Company and its designated subsidiaries with an opportunity to purchase our Class A Common Stock of the Company through accumulated payroll deductions. We intend the ASPP to qualify as an “Employee Stock Purchase Plan” under Section 423 of the Internal Revenue Code. Under the ASPP, the Company will sell shares to participants at a price equal to 95% of the fair market value of the our Class A Common Stock on the enrollment or exercise date, whichever is lower. The Board believes that the ASPP encourages broader stock ownership by employees and thereby provides an incentive for employees to contribute to our profitability and success. The Board also believes that employees’ continuing economic interest, as shareholders, in the performance and success of the Company will enhance the entrepreneurial spirit of the Company, which can greatly contribute to our long-term growth and profitability.

Shares Subject to the ASPP Stock Plan.   Under the terms of the ASPP, the shares our Class A Common Stock are purchased by participants directly from the Company. The maximum number of shares available under the ASPP is 2,000,000 shares. However, the maximum number of shares available under the ASPP may be subject to adjustment in the case of a change in our capitalization. In the event of a merger or sale of substantially all of our assets, each option under the plan will be assumed or an equivalent option will be substituted.
Administration.   The ASPP is administered by the Compensation Committee, which has full and exclusive discretionary authority to construe, interpret, and apply the terms of the ASPP, to determine eligibility and to adjudicate all disputed claims filed under the ASPP. Every finding, decision, and determination made by the Compensation Committee shall, to the full extent permitted by law, be final and binding upon all parties.
Stock Purchase Rights.   All employees are be eligible to participate in the ASPP, with the exception of any employee who owns five percent or more of our Class A Common Stock and excluding our Chief Executive Officer, if he is considered a highly compensated employee, as defined in Section 414 of the Internal Revenue Code. Participating employees, on the enrollment date of each offering period, will be granted an option to purchase on the exercise date of such offering period (at the applicable purchase price) up to a number of shares of our Class A Common Stock determined by dividing such person’s payroll deductions accumulated prior to such exercise date and retained in the participant’s account as of the exercise date by the applicable purchase price; provided, in no event shall a participant be permitted to receive an option under the ASPP if such option will permit the participating employee’s rights to purchase stock under all employee stock purchase plans to accrue at a rate which exceeds $25,000 worth of stock for each calendar year.
All options are automatically exercised on the last date of the offering period, subject to certain limitations, and the maximum number of shares subject to such option will be purchased using the accumulated payroll deductions in the participant’s account. The payroll deductions are credited to the accounts maintained under the ASPP for each participant. No interest will be credited on contributions pending investment. No participant has the right to vote or direct the voting of shares until such option has been exercised.
Termination.   A participant’s enrollment in the ASPP may be terminated at any time prior to the last day of the offering period. Enrollment will also terminate upon termination of a participant’s employment by the Company and its subsidiaries. Upon termination of enrollment, cash amounts resulting from previous contributions will be repaid to the participant. A participant may reduce contributions to the ASPP for future offering periods without thereby terminating enrollment.
Amendment.   The Compensation Committee may, without further action by the our shareholders, amend the ASPP or condition or modify awards under the ASPP in response to changes in laws or regulations. The Compensation Committee has the right to terminate or modify the ASPP from time to time, without the approval of our shareholders, unless shareholder consent is required under Section 423 of the Internal Revenue Code or the Compensation Committee is materially amending the ASPP. No termination may, without the consent of the affected participant, adversely affect stock options previously granted, provided, that an offering period may be terminated by the Compensation Committee on any exercise date if the Compensation Committee determines that the termination of the ASPP is in the best interests of the Company and its shareholders.
2014 Share Appreciation Rights Plan
General.   The 2014 Share Appreciation Rights Plan, or the 2014 Plan, was originally adopted by our Board on October 21, 2014 and terminates on October 21, 2024. The 2014 Plan was subsequently amended in 2016 and 2017. The 2014 Plan was designed to provide appropriate incentives to directors and to certain key employees who have been or will be given responsibility for the management or administration of the business affairs of the Company or the Bank; to provide for distinct plans for operating management in order to maximize incentives offered while minimizing expenses; and to enable the Company to obtain and retain the services of directors and the type of professional, technical and managerial employees considered essential to both the Company’s and the Bank’s long-range success.

Units Available for Awards.   We have limited the number of units available for award under the 2014 Plan to 1,200,000 units. The maximum number of units available under 2014 Plan and the awards granted under the 2014 Plan will also be subject to adjustment in the event of any stock dividends, stock splits, recapitalizations, reorganizations, mergers, consolidations, exchanges or other changes in capitalization.
Administration.   The Compensation Committee administers the 2014 Plan. Among other powers, the Compensation Committee has full and exclusive discretionary authority to construe, interpret and apply the terms of the 2014 Plan, to grant awards, to determine the number of shares of our Class A Common Stock that will be subject to the awards, and to adjudicate all disputed claims filed under the 2014 Plan. Every finding, decision and determination made by the Compensation Committee shall, to the full extent permitted by law, be final and binding upon all parties.
Eligibility for Participation.   The 2014 Plan is available to a director, and/or a select group of management or highly compensated employees who are in the regular employment of the Company, and who are expected to be primarily responsible for the management, growth or supervision of some or all of our business. The Compensation Committee determines who is a participant subject to this criteria. Subject to the provisions of the 2014 Plan, the Compensation Committee has the authority to determine the nature and amount of each award.
Unit Agreements; Vesting.   The Compensation Committee may grant units pursuant to a Unit Agreement to Participants designated by our Compensation Committee as someone who has already made or is in a position to make a significant contribution to the success of the Company. Grants of units under the 2014 Plan are made in consideration of the services to be rendered by the participant and are subject to the terms and conditions of the 2014 Plan and unit agreement. The 2014 Plan provides that units vest on the earlier of the following events: (i) completion of 1,825 full calendar days of continuous service with the Company from grant date; (ii) an involuntary separation from service without cause that occurs within the 180 day period preceding a liquidity event; (iii) upon disability or death of the participant (as defined in the 2014 Plan); or (iv) upon the occurrence of a liquidity event.
Unit Appreciation Payments; Noncompetition Requirement.   Each participant must elect in the Unit Agreement to receive payment of a unit appreciation payment under the 2014 Plan pursuant to either Option 1 or Option 2. A unit appreciation payment for vested units under Option 1 is generally made in a lump sum on the 90th day following the date such units become vested, provided that a participant may receive a unit appreciation payment under Option 1 upon the occurrence of a liquidity event within 180 days after the participant’s involuntary separation from service for any reason other than for cause, death or disability. A unit appreciation payment for vested units under Option 2 is generally made only upon the occurrence of a liquidity event and pursuant to the same terms and conditions of the liquidity event as holders of our Class A Common Stock, provided that a participant may receive a unit appreciation payment under Option 2 upon the occurrence of a liquidity event within 180 days after the participant’s involuntary separation from service for any reason other than for cause, death or disability. The amount of the unit appreciation payment under Option 1 is determined based on the difference between the fair market value of the our Class A Common Stock on the date of vesting and the base price of the unit. The amount of the unit appreciation payment under Option 2 is determined based on the difference between the price of the our Class A Common Stock as determined by the liquidity event and the base price of the unit. Unit appreciation payments may be paid either in cash or shares of our Class A Common Stock with cash for fractional shares and for the payment of withholding and payroll taxes, or in kind consideration as provided in the liquidity event with cash for fractional shares and for the payment of withholding and payroll taxes. at the discretion of the Compensation Committee.
All unit appreciation payments are subject to repayment by the participant if the participant breaches the noncompetition requirement, which generally restricts the participant’s ability to compete with the Company and Bank through service to another bank or financial institution or any entity that accepts deposits or makes loans (whether presently existing or subsequently established) that has an office located within 50 miles of any office of the Bank for 365 days following separation. If terminated for any reason other than involuntary separation without cause and the participant fails to comply with such noncompetition requirement, the participant will forfeit all vested units.
Amendment and Termination.   The Compensation Committee may, without further action by our Board and without receiving further consideration from the participants, amend the 2014 Plan or condition or modify awards under the 2014 Plan in response to changes in securities or other laws or rules, regulations or regulatory interpretations thereof applicable to the 2014 Plan or to comply with applicable self-regulatory organization rules or requirements. The Compensation Committee may also, at any time and from time to time, terminate or modify or amend the 2014 Plan in any respect, except that, without Board approval, the Compensation Committee may not materially amend the 2014 Plan.
2016 Amended and Restated Stock Option Plan
General.   The 2016 Amended and Restated Stock Option Plan, or the 2016 Plan, was originally adopted by the Bank Board and approved by the Bank’s shareholders in 2014. The 2016 Plan was subsequently assumed by the Company upon its formation as the Bank’s bank holding company and was amended and restated in 2016 to increase the number of shares of our Class A Common Stock that may be issued under the 2016 Plan from 205,000 to 265,000, which amendment was approved by our shareholders on April 19, 2016. The purpose of the 2016 Plan is to closely associate the interests of the key persons with the interests of the Company; to encourage the key persons to focus on the growth and development of the Company, as reflected in increased shareholder value; to maintain competitive compensation levels; and to provide an incentive for the key persons to maintain association or employment with the Company so that the Company may retain the services of the most highly qualified individuals in high level capacities.
Shares Available for Awards.   We may not issue in excess of the 265,000 shares of our issued and outstanding Class A Common Stock (unless there is a prospective reduction in outstanding common stock in which case any previously issued awards will remain valid and exercisable). The shares available under 2016 Plan and the awards granted under the 2016 Plan will be subject to adjustment in the event of any stock dividends, stock splits, recapitalizations, reorganizations, mergers, consolidations, exchanges or other changes in capitalization or in the event of any change in applicable laws or circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, participants or as otherwise determined by the Compensation Committee to be equitable.
Administration.   The Compensation Committee administers the 2016 Plan. Among other powers, the Compensation Committee has sole discretion to grant awards, make all determinations necessary or desirable for the administration of the 2016 Plan, interpret the 2016 Plan, grant awards, and to make all other determinations necessary or advisable for the implementation and administration of the 2016 Plan.
Eligibility for Participation.   The 2016 Plan is available to key persons (selected by the Compensation Committee) who have been selected as participants eligible to receive stock option awards.
Awards.   The Compensation Committee may grant stock options intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended or the Internal Revenue Code, or “nonqualified stock options,” or NQSOs, that are not intended to so qualify as ISOs, or any combination of ISOs and NQSOs. Each award will be reflected in an agreement between the Company and the relevant recipient and will be subject to the terms of the 2016 Plan, together with any other terms or conditions contained therein that are consistent with the 2016 Plan and that the Compensation Committee deems appropriate.
The Compensation Committee will determine the terms of each option, including the exercise price per share for stock options on the date of grant provided that the exercise price of any stock option granted under the 2016 Plan can never be less than the fair market value of the underlying shares of our Class A Common Stock on the date of grant. The Compensation Committee may impose in an award agreement such limitations, restrictions and conditions upon any award as it deems appropriate, but each award agreement is subject to certain restrictions on transfer as required under the terms of the 2016 Plan.
Amendment and Termination.   The Compensation Committee may, without further action by the shareholders and without receiving further consideration from the participants, amend the 2016 Plan or condition or modify stock option awards under the 2016 Plan in response to changes in securities or other laws or rules, regulations or regulatory interpretations thereof applicable to the 2016 Plan or to comply with stock exchange rules or requirements. Additionally, the Compensation Committee may at any time and from time to time terminate or modify or amend the 2016 Plan in any respect, except that, without shareholder approval, the Compensation Committee may not materially amend the 2016 Plan, including, but not limited to, the following: (i) materially increase the number of shares of our Class A Common

Stock to be issued under the 2016 Plan; (ii) materially increase benefits to participants, including any material change to (A) permit a re-pricing (or decrease in exercise price) of outstanding stock options, (B) reduce the price at which stock options may be offered, or (C) extend the duration of the 2016 Plan; (iii) materially expand the class of participants eligible to participate in the 2016 Plan; and (iv) expand the types of stock options or other awards provided under the 2016 Plan.
Acceleration Events.   If  (i) a change in control occurs and notwithstanding any vesting schedule provided for in the 2016 Plan (or any award agreement thereunder) or by the Compensation Committee with respect to an award of stock options under the 2016 Plan all stock options issued under the 2016 Plan will become immediately exercisable with respect to 100% of the shares subject to such stock options or (ii) an event occurs in the opinion of our Board is likely to lead to a change in control, whether or not a change of control actually occurs, our Board may direct the Compensation Committee to declare all of the options granted under the plan shall become immediately vested; provided, however, that, in each case, to the extent that accelerating the time an ISO may first be exercised would cause the $100,000 annual limitation for ISOs to be exceeded, such ISOs shall instead first become exercisable in so many of the next following years as is necessary to comply with such limitation. In addition, the vesting of option awards granted under the 2016 Plan may be accelerated if the participant’s employment or service to the Company terminates by reason of the participant’s death or disability.
2019 Equity Incentive Plan
General.   The 2019 Equity Incentive Plan, the 2019 Plan, was adopted by our Board on March 14, 2019 and approved by our shareholders on April 18, 2019. The 2019 Plan will terminate on March 14, 2029. The 2019 Plan was designed to enable us to attract and retain key employees, consultants and directors who will contribute to our long-term success, to provide incentives that align the interests of employees, consultants and directors with those of our shareholders, and to promote the success of our business.
Shares Available for Awards.   We have limited the aggregate number of shares of our Class A Common Stock to be awarded under the 2019 Plan to 300,000 shares. However, the number of shares available for issuance under the 2019 Plan will automatically increase (but not decrease) annually on the first day of each subsequent fiscal year such that the number of shares available under the 2019 Plan will equal 5% of our issued and outstanding shares as of each such date, provided that the maximum number of shares available for issuance in connection with ISOs will be limited to 300,000 and will not increase. The maximum number of shares available under 2019 Plan and the awards granted under the 2019 Plan will also be subject to adjustment, as determined by the Compensation Committee, in the event of any stock or extraordinary cash dividends, stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges or other changes in capitalization occurring after the grant date of any award.
Administration.   The 2019 Plan shall be administered by the Compensation Committee, or in our Board’s sole discretion, by our Board. Among other powers, the Compensation Committee has the authority to interpret the 2019 Plan and apply its provisions, promulgate, amend and rescind rules and regulation relating to the administration of the 2019 Plan, grant awards, and to determine the number of shares of our Class A Common Stock that will be subject to the awards.
Eligibility for Participation.   The 2019 Plan is available to all directors, employees and consultants or its affiliates and such other individuals designated by the Compensation Committee who are reasonably expected to become directors, employees and consultants after receipt of awards.
Types of Awards.   The Compensation Committee or our Board may grant various forms of incentive awards, including ISOs, NQSOs, SARs, restricted awards (including restricted stock and restricted stock units), performance share awards, cash awards, and other equity-based awards, or any combination of the foregoing. Each award will be reflected in an agreement between the Company and the relevant recipient and will be subject to the terms of the 2019 Plan.
Stock Options.   The Compensation Committee may grant stock options intended to qualify as ISOs within the meaning of Section 422 of the Code or NQSOs that are not intended to so qualify as ISOs, or any combination of ISOs and NQSOs. The Compensation Committee will determine the term of each stock option and the exercise price per share for stock options on the date of grant, provided that the exercise price of any stock option granted under the 2019 Plan can never be less than the fair market value of the underlying shares of our Class A Common Stock on the date of grant. The Compensation Committee may impose in an award agreement such restrictions on the shares deliverable upon exercise of a stock option as it deems appropriate, but each option is subject to certain restrictions on transfer as required under the terms of the 2019 Plan.
Unless otherwise provided in an award agreement or employment agreement or terminated for cause, if an optionholder’s continuous service terminates (other than for death or disability), the optionholder may exercise his or her option (to the extent such optionholder was able to exercise such option at the date of termination) for a period the earlier of  (i) three months following termination or (ii) the expiration of the option under the terms of the award agreement. If the optionholder’s continuous service terminates for death or disability, such person’s outstanding options may be exercised for a period the earlier of 12 months following such termination or the expiration of the term of the option under the terms of the award agreement.
Stock Appreciation Rights.   The Compensation Committee will determine the period when SARs vest and become exercisable, as well as the fair market value of the shares of our Class A Common Stock underlying the SARs on the date of grant and the date of exercise which shall be the closing price of a share of our Class A Common Stock after our Class A Common Stock is listed on the Nasdaq Global Market. The exercise price of any SAR that is intended to be an exempt stock right under Section 409A of the Internal Revenue Code can never be less than the fair market value of the underlying share of our Class A Common Stock on the date of grant. A SAR may only be exercised when the fair market value of the underlying share of our Class A Common Stock exceeds the fair market value of the shares on the grant date. Upon exercise of a SAR, the participant will receive an amount equal to the excess of the fair market value of the underlying shares on the date of exercise over the exercise price specified in the SAR. Payment of such amount may be made in the form of shares of Class A Common Stock (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Compensation Committee), cash or a combination thereof, as determined by the Compensation Committee.
Restricted Stock.   An award of restricted stock involves the immediate transfer by the Company to the participant of a specific number of shares of our Class A Common Stock, which are subject to a risk of forfeiture and a restriction on transferability. This restriction will lapse following a stated period of time. The participant does not pay for the restricted stock and has all of the rights of a holder of a share of our Class A Common Stock (except for the restriction on transferability), including the right to vote and receive dividends unless otherwise determined by the Compensation Committee and set forth in the award agreement.
Restricted Stock Units.   An award of a restricted stock unit is similar to a restricted stock award, except that no shares are issued at the time of the grant, instead hypothetical Class A Common Stock units are credited to the accounts of participants. In addition, holders of restricted stock units will have no voting rights, but they may be entitled, if so determined by the Compensation Committee, to receive dividend equivalents. Upon the lapse of the restrictions related to a restricted stock unit, the participant is entitled to receive, without any payment to the Company, an amount of shares of our Class A Common Stock, or cash if explicitly stated in the award agreement, equal to the fair market value of the shares of our Class A Common Stock represented by the restricted stock unit on the date of exercise.
Performance Share Awards.   Performance share awards are evidenced by an award agreement and are usually earned by a participant depending on the extent to which certain performance goals are attained within the applicable performance period. The amount earned with respect to an award of performance shares will usually be payable in our Class A Common Stock or share units. The Compensation Committee may, however, vary the composition of a performance share award and any conditions that may be required to be satisfied at its discretion.
Repricings and Substitutions of Awards.   The Compensation Committee may modify the purchase price or exercise price of any outstanding awards under the 2019 Plan, provided that if the modification effects a repricing, shareholder approval is required before the repricing is effective.
Amendment and Termination.   Our Board may, at any time and from time to time, amend or terminate the 2019 Plan without shareholder approval unless shareholder approval is required by any applicable laws, rules or regulations or requirements of a stock exchange. Our Compensation Committee may amend the terms of one or more awards without the consent of the participant unless such amendment would otherwise constitute an impairment of the rights under any award.
Change in Control.   The 2019 Plan contains a “double-trigger” change in control provision. Upon a change in control, options, stock appreciation rights, restricted stock and restricted stock units under the 2019 Plan subject to vesting will accelerate and become fully vested if the participant is terminated without cause or for good reason during the 12-month period following a change in control event. Performance share awards and cash awards will similarly be accelerated upon a change in control only if a participant is terminated without cause or for good reason within 12 months after a change in control event. In addition, upon a change in control, the Compensation Committee, with 10 days’ notice, may cancel any outstanding awards and pay to the holders thereof the value of such awards.
Potential Payments Upon Termination or Change in Control
If we experience a change in control, our named executive officers may be entitled to certain payments and other benefits under certain circumstances, such as the payment of a separation allowance and accelerated vesting of equity awards. The payment of these benefits is generally subject to the named executive officer’s execution of a customary general release in favor of the Company. For more information see “Executive Compensation — Agreements with Named Executive Officers,” “Executive Compensation —  2012 Share Appreciation Rights Plan,” “Executive Compensation — 2014 Share Appreciation Rights Plan, “ “Executive Compensation — 2016 Amended and Restated Stock Option Plan,” and “Executive Compensation — 2019 Equity Incentive Plan.”
Outstanding Equity Awards at Fiscal Year-End
The following table sets forth information with respect to outstanding equity awards for each of our NEOs as of December 31, 2018.
	Option Awards(1)			Share Appreciation Right Unit Awards(2)
Name	Number of Securities Underlying Unexercised Option Awards Exercisable	Number of Securities Underlying Unexercised Option Awards Unexercisable	Option Exercise Price	Number of Securities Underlying Unexercised Units Exercisable	Number of Securities Underlying Unexercised Units Unexercisable	Base Price	Grant Date	Expiration Date
Daniel R. Sheehan	2,000	—	$10.00				4/30/2010	4/30/2020
Daniel R. Sheehan	5,000	—	$13.00				12/31/2011	12/31/2021
Daniel R. Sheehan	6,000	—	$12.50				1/1/2013	1/1/2023
Daniel R. Sheehan	5,000	—	$12.50				10/1/2013	10/1/2023
Daniel R. Sheehan				—	10,000	$11.50	10/27/2014	N/A
Daniel R. Sheehan				—	40,000	$11.50	12/31/2015	N/A
Daniel R. Sheehan				—	125,000	$12.75	12/20/2016	N/A
Daniel R. Sheehan				—	75,000	$15.00	12/31/2017	N/A
Daniel R. Sheehan				—	60,000	$18.25	12/31/2018	N/A
Abel L. Iglesias				—	12,000	$12.50	3/1/2013	N/A
Abel L. Iglesias				—	5,000	$11.50	12/31/2014	N/A
Abel L. Iglesias				—	20,000	$11.50	12/31/2015	N/A
Abel L. Iglesias				—	15,000	$12.75	11/15/2016	N/A
Abel L. Iglesias				—	25,000	$15.00	12/31/2017	N/A
Abel L. Iglesias				—	27,500	$18.25	12/31/2018	N/A
Mary Usategui	750	—	$12.50				12/31/2012	12/31/2019
Mary Usategui	750	—	$13.00				5/29/2014	5/30/2021
Mary Usategui				—	2,500	$11.50	12/31/2014	N/A
Mary Usategui				—	5,000	$11.50	12/31/2015	N/A
Mary Usategui				—	12,500	$12.75	12/31/2016	N/A
Mary Usategui				—	15,000	$15.00	12/31/2017	N/A
Mary Usategui				—	17,500	$18.25	12/31/2018	N/A

(1)
All option awards were fully earned and vested as of December 31, 2018.

(2)
Share Appreciation Rights vest upon the earlier of 1,825 calendar days of continuous service after the grant date or the occurrence of certain specified, nonperformance-related events, subject to an election by the recipient. Unit appreciation payments are paid at or shortly following certain specified, nonperformance-related events, such as a change in control of the Company, in accordance with the participant’s election. The Share Appreciation Rights do not expire and the Compensation Committee has discretion pay the unit appreciation payments in cash or stock. See “Executive Compensation — 2012 Share Appreciation Rights Plan” and “Executive Compensation — 2014 Share Appreciation Rights Plan.”

Director Compensation
The following table sets forth compensation paid or awarded to, or earned by, each of our directors (except for Messrs. Sheehan and Iglesias, whose compensation is disclosed under “Summary Compensation Table” above) during 2018.
Name	Fees earned or paid in cash	Option Awards(1)	Total Compensation
Rolando DiGasbarro(2)	$24,000	$—	$24,000
Carlos M. Garcia(3)	24,000	—	24,000
Jon L. Gorney(4)	24,000	—	24,000
Herbert Martens, Jr.(5)	24,000	—	24,000
Dr. Lawrence Schimmel(6)	24,000	—	24,000
Anton V. Schutz(7)	24,000	—	24,000

(1)
Each nonexecutive director was awarded 10,000 SARs with a base price of  $18.25 per share, as part of their 2018 compensation. Because the SAR unit appreciation payments are only payable upon certain indeterminate, nonperformance-related events, the Company did not record any expense for these awards in 2018 because the fair value, as computed in accordance with ASC Topic 718, was $0.

(2)
Mr. DiGasbarro held an aggregate 2,500 options and 27,500 share appreciation right units as of December 31, 2018.

(3)
Mr. Garcia held an aggregate of 27,500 share appreciation right units as of December 31, 2018.

(4)
Mr. Gorney held an aggregate of 25,000 share appreciation right units as of December 31, 2018.

(5)
Mr. Martens held an aggregate of 2,300 options and an aggregate of 27,500 share appreciation right units as of December 31, 2018.

(6)
Dr. Schimmel held an aggregate of 23,300 options and an aggregate of 27,500 share appreciation right units as of December 31, 2018.

(7)
Mr. Schutz held an aggregate of 25,000 share appreciation right units as of December 31, 2018.

Our non-employee directors receive a cash fee of  $2,000 per month in consideration for their service on the Board of Directors of both the Company and the Bank and their respective committees. Our directors are also entitled to participate in our equity incentive plans. Travel reimbursements are made for those directors that travel more than 50 miles to attend Board or committee meetings. Directors are also entitled to the protection provided by the indemnification provisions in our Articles of Incorporation and Bylaws, as well as the articles of incorporation and bylaws of the Bank.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth information as of August 31, 2019 regarding the beneficial ownership of our common stock by:
•
each person or group known by us to beneficially owns more than 5% of our outstanding shares of common stock;

•
each of our NEOs;

•
each of our directors;

•
all of our current executive officers and directors as a group; and

•
the selling shareholder, BayBoston Capital L.P.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to stock options that are currently exercisable or will become exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name.
The percentage of beneficial ownership is based on 5,185,803 shares of our Class A Common Stock and 752,184 shares of our Class B Common Stock, in each case outstanding as of August 31, 2019, and [   ] shares of our Class A Common Stock and 752,184 shares of our Class B Common Stock outstanding after completion of the offering. The table does not reflect any shares of our Class A Common Stock that may be purchased in this offering by directors, executive officers or beneficial holders of more than 5% of our outstanding common stock, including through our directed share program described in “Underwriting — Directed Share Program.”
Unless otherwise indicated in the table below, the address for each beneficial owner is c/o Professional Holding Corp., 396 Alhambra Circle, Suite 255, Coral Gables, Florida 33134.

	Class A Common Stock Beneficially Owned Prior to this Offering		Class B Common Stock Beneficially Owned Prior to this Offering		% of Total Voting Power before the Offering	Shares of Class A Common Stock Offered	Class A Common Stock Beneficially Owned After this Offering
Name and Address of Beneficial Owner	Number	Percent of Class A	Number	Percent of Class B			Number	Percent (if option not exercised)	Percent (if option is exercised)	Pro Forma Percent(1)
5% or Greater Shareholders
BayBoston Capital L.P.(2)	422,890	8.2%	60,880	8.1%	8.2%	241,885	181,005	[ ]%	[ ]%	[ ]%
1280 Center Street, Suite 2 Newton Center, MA 02459
De Linea CV(3)	421,104	8.1%	—	*	8.1%	—	421,104	[ ]%	[ ]%	[ ]%
1111 Brickell Ave, 11th Floor Miami, FL 33131
EJF Capital, LLC(4)	499,981	9.6%	340,753	45.3%	9.6%	—	499,981	[ ]%	[ ]%	[ ]%
2107 Wilson Blvd., Suite 240 Arlington, VA 22201
Emerald Advisors, Inc.(5)	279,177	5.4%	—	*	5.4%	—	279,177	[ ]%	[ ]%	[ ]%
3195 Oregon Pike Leola, PA 17540
RMB Capital Management, LLC(6)	499,981	9.6%	350,551	46.6%	9.6%	—	499,981	[ ]%	[ ]%	[ ]%
115 S. La Salle St. Chicago, IL 60603
Stephens Professional Holding LLC(7)	279,177	5.4%	—	*	5.4%	—	279,177	[ ]%	[ ]%	[ ]%
111 Center Street Little Rock, AR 72201
Named Executive Officers and Directors
Rolando DiGasbarro(8)	22,734	*	—	*	*	—	22,734	*	*	*
Carlos M. Garcia(9)	422,890	8.2%	60,880	8.1%	8.2%	241,885	181,005	[ ]%	[ ]%	[ ]%
Jon L. Gorney	5,479	*	—	*	*	—	5,479	*	*	*
Abel L. Iglesias(10)	810	*	—	*	*	—	810	*	*	*
Herbert Martens(11)	41,210	*	—	*	*	—	44,710	*	*	*
Dr. Lawrence Schimmel, M.D.(12)	59,734	1.1%	—	*	1.1%	—	59,734	*	*	*
Daniel R. Sheehan(13)	58,734	1.1%	—	*	1.1%	—	58,734	*	*	*
Anton V. Schutz(14)	499,981	9.6%	350,551	46.6%	9.6%	—	499,981	[ ]%	[ ]%	[ ]%
Mary Usategui(15)	2,411	*	—	*	*	—	2,411	*	*	*
All Directors and Executive Officers as a Group (10 Persons)	1,117,086	21.4%	411,431	54.7%	21.4%	241,885	875,201	[ ]%	[ ]%	[ ]%

*
Less than 1%

(1)
Pro Forma Percent assumes the full exercise of the underwriters’ option and the issuance of approximately 4,119,186 shares of Class A Common Stock to MBI shareholders upon consummation of our proposed acquisition of MBI.

(2)
BayBoston Capital L.P. is the selling shareholder in this offering and is offering for sale 241,885 shares of our Class A Common Stock. “% of Total Voting Power After the Offering” assumes the sale by BayBoston Capital L.P. of all 241,885 shares of our Class A Common Stock offered for sale in this offering. Pursuant to an agreement entered into in connection with our 2015 private offering, we agreed to permit BayBoston Capital L.P. to appoint one director to our Board and the Bank’s Board of Directors. Currently, Carlos M. Garcia is BayBoston Capital L.P.’s representative serving as a director on our Board and the Bank’s Board of Directors. Mr. Garcia also serves as a member of our Board’s Compensation Committee and Nominating and Governance Committee. Shares beneficially owned by BayBoston Capital L.P. are also reported as beneficially owned by Carlos M. Garcia.

(3)
Shares reported as beneficially owned by De Linea CV do not give effect to the proposed repurchase by us of 200,000 shares of our Class A Common Stock at a purchase price of  $17.50 per share. “% of Total Voting Power After the Offering” gives effect to the repurchase by us of 200,000 shares of Class A Common Stock from De Linea CV on September 5, 2019. See “Certain Relationships and Related Party Transactions — Share Repurchase.”

(4)
Includes (i) 77,091 shares of Class A Common Stock and 100,169 shares of Class B Common Stock owned by EFJ Sidecar Fund Series LLC — Small Financial Equities Series and (ii) 422,890 shares of Class A Common Stock and 240,584 shares of Class B Common Stock owned by EFJ Sidecar Fund Series LLC — Series E for which EJF Capital, LLC has voting and investment power.

(5)
Includes 175,683 shares of our Class A Common Stock held directly by Age & Co. for the benefit of Emerald Banking and Finance Fund, which may be deemed to be beneficially owned by Emerald Advisers, Inc.

(6)
Includes (i) 264,900 shares of our Class A Common Stock and 125,300 shares of our Class B Common Stock beneficially owned by Mendon Capital Master Fund Ltd., (ii) 200,643 shares of our Class A Common Stock and 207,711 shares of our Class B Common Stock beneficially owned by Mendon Capital QP LP, and (iii) 34,438 shares of our Class A Common Stock and 17,540 shares of our Class B Common Stock beneficially owned by Iron Road Multi Strategy Fund LP, for which RMB Capital Management, LLC may be deemed to have shared voting and investment power. Shares beneficially owned by RMB Capital Management, LLC are also reported as beneficially owned by Anton V. Schutz.

(7)
Stephens Professional Holding LLC is an affiliate of Stephens Inc., an underwriter of this offering.

(8)
Includes (i) 20,234 shares owned jointly with his wife and (ii) 2,500 exercisable stock options.

(9)
Includes (i) 422,890 shares of our Class A Common Stock and (ii) 60,880 shares of our Class B Common Stock shares beneficially owned by BayBoston Capital L.P. for which Carlos M. Garcia shares voting and investment power. Shares beneficially owned by Carlos M. Garcia are also reported as beneficially owned by BayBoston Capital L.P.

(10)
Includes (i) 10 shares of our Class A Common Stock owned directly and (ii) 800 shares owned jointly with his spouse as tenants by the entirety.

(11)
Includes (i) 7,500 exercisable stock options and (ii) 33,710 shares beneficially owned by the Herbert R. Martens Trust for which Herbert R. Martens serves as trustee.

(12)
Includes (i) 14,000 exercisable stock options, (ii) 15,734 shares owned jointly with his wife, and (iii) 30,000 shares owned by Millennium Trust Company, LLC for the benefit of Dr. Schimmel.

(13)
Includes 18,000 exercisable stock options and 40,734 shares of our Class A Common Stock beneficially owned by Juno Invest, LLC for which Mr. Sheehan has sole voting and investment power.

(14)
Includes (i) 499,981 shares of our Class A Common Stock and (ii) 350,551 shares of our Class B Common Stock beneficially owned by RMB Capital Management, LLC. Anton V. Schutz may be deemed to share voting and investment power over these shares. Shares beneficially owned by Anton V. Schutz are also reported as beneficially owned by RMB Capital Management, LLC.

(15)
Includes 1,500 exercisable stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of transactions since January 1, 2016 to which we have been a party in which the amount involved exceeded or will exceed $120,000 or one percent of the average of the total assets at year-end for the last two completed fiscal years, and in which any of our directors (including nominees for election as directors), executive officers or beneficial holders of 5% or more of our voting securities, or their respective immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.
Policies and Procedures Regarding Related Party Transactions
We have adopted written policies to comply with regulatory requirements and restrictions applicable to us, including Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by the Bank with its affiliates). Additionally, certain loan transactions are subject to the Federal Reserve’s Regulation O, which governs certain loans by the Bank to its executive officers, directors and principal shareholders.
In addition, our Board has adopted a written policy governing the approval of related party transactions that will comply with all applicable requirements of the SEC and the Nasdaq Stock Market concerning related party transactions. Under the terms of our related transaction policy, a related party transaction is a transaction, arrangement or relationship or a series of similar transactions, arrangements or relationships in which the amount involved exceeds $120,000 or exceeds one percent of the average of the total assets at year-end for the last two completed fiscal years. Related party transactions are transactions in which we or the Bank participate (whether or not we or the Bank are a direct party to the transaction), and in which a related party had, has or will have a direct or indirect material interest. Our related parties include our directors (including nominees for election as directors), executive officers, beneficial owners of 5% or more of our voting securities and immediate family members of any of the foregoing or any entity in which any of them has a material interest.
Our related party transaction policy will be administered by our Audit Committee. This policy will require the Audit Committee to ensure that we maintain an ongoing review process for all related party transactions for potential conflicts of interest and require that our Audit Committee pre-approve any such transactions or, if for any reason pre-approval is not obtained, to review, ratify and approve or cause the termination of such transactions. Our Audit Committee shall consider all relevant facts and circumstances and shall approve or ratify only those transactions that are deemed to be in the best interests of the Company. Our Audit Committee shall take into account, among other factors it deems appropriate, whether the transaction was undertaken in the ordinary course of business or at arms-length terms, whether the transaction was initiated by us or the related person, the purpose of, and the potential benefits to us, the approximate dollar value of the transaction, particularly as it relates to the related person, the related person’s interest in the transaction and any other information regarding the related person transaction or the related person that would be material to investors in light of the circumstances. Related party transactions entered into, but not approved or ratified as required by our policy concerning related party transactions, will be subject to termination by us or the Bank, if so directed by our Audit Committee or our Board, taking into account all relevant facts and circumstances factors as deemed appropriate and relevant.
Ordinary Banking Relationships
Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are clients of, or have or have entered into transactions with us in the ordinary course of business. These transactions include deposits, loans and other financial services-related transactions. Related party transactions are entered into in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Any loans we originate with officers, directors or principal shareholders, as well as their immediate family members and affiliates, are approved by our Board in accordance with the Bank’s regulatory requirements.

As of June 30, 2019, our officers and directors as well as their immediate families and affiliated companies, as a group, were indebted directly and indirectly to us in the amount of  $4.4 million, while deposits from this group totaled $11.8 million as of such date. As of June 30, 2019, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.
Agreements with Certain Institutional Investors
On February 17, 2017 and December 18, 2018, we sold shares of our Class A Common Stock in exempt private securities offerings resulting in gross proceeds of  $18,853,857 and $19,999,993, respectively. Affiliates of Messrs. Garcia and Schutz purchased $2,098,107 and $4,703,815 of our Class A Common Stock, respectively, in the 2017 private offering. Messrs. Martens and Schutz, through their respective related persons, purchased $208,525 and $3,413,809 of our Class A Common Stock, respectively, in the 2018 private offering. Additionally, Messrs. Jon Gorney and Ryan Gorney and his wife together purchased $99,992 and $61,995 of our Class A Common Stock, respectively, in the 2018 private offering.
Additionally, in connection with the 2017 private offering, we entered into letter agreements and registration rights agreements with related persons of Messrs. Garcia (BayBoston) and Schutz (Mendon Capital QP LP, Mendon Capital Master Fund Ltd., and Iron Road Multi-Strategy Fund LP) and certain other institutional shareholders. These letter agreements, copies of which are included as Exhibits 10.17 through 10.24 to our Registration Statement on Form S-1 of which this prospectus forms a part, among other things, provide for certain rights which are described in more detail below. In connection with this offering, each of BayBoston, EJF Sidecar Fund, Series LLC — Series E and EJF Sidecar Fund, Series LLC — Small Financial Equities Series, collectively EJF, and the entities associated with RMB Capital Management (Iron Road Multi-Strategy Fund LP, Mendon Capital QP LP and Mendon Capital Master Fund Ltd.), or RMB Capital, who we refer to as the institutional investors, have agreed to waive their contractual preemptive and registration rights, except that the registration rights waiver by BayBoston Capital L.P. is contingent upon it participating as a selling shareholder in this offering for up to 241,885 shares of its Class A Common Stock.
Board Representation and Observer Rights.    We have agreed to nominate one person designated by BayBoston to our Board and the Bank Board. The letter agreement providing for this right, dated April 1, 2015, as amended by the letter agreement, dated February 17, 2017, does not provide for termination terms with respect to this appointment right. Currently, Mr. Garcia serves on our Board as the representative of BayBoston.
In addition, in the letter agreement, dated February 17, 2017, we agreed to invite one person designated by EJF Sidecar Fund, Series LLC — Series E to attend all meetings of our Board and the Bank Board and receive copies of all notices, minutes, consents and other materials that we provide to our directors. These board observation rights will continue with respect to EJF Sidecar Fund, Series LLC —  Series E for so long as EJF Sidecar Fund, Series LLC — Series E, together with its affiliates, continues to hold 9.9% or more of our issued and outstanding Class A Common Stock on an as-converted basis.
Exchange of Class B Non-Voting Common Stock.    We gave the institutional investors the right to exchange shares of our Class B Common Stock for an equal number of our Class A Common Stock if (i) our Board approves the exchange and the exchange would not result in such institutional investor or its affiliates owning greater than 9.9% of our Class A Common Stock or (ii) upon the consummation of  (a) a transfer pursuant to a widely distributed public offering, (b) a transfer in which no transferee acquires greater than two percent of our Class A Common Stock, (c) a transfer to a person that beneficially owns greater than 50% of our issued and outstanding Class A Common Stock or (d) a transfer approved by the Federal Reserve.
Contractual Preemptive Rights.    Other than transactions involving a change of control, a stock split, dividend, and certain other circumstances, we gave each of these institutional investors the contractual right to purchase its pro rata share of any securities, options or debt that are convertible or exchangeable into our stock for the same price and on the same terms as such securities are offered to others. On the consummation of a firm commitment underwritten public offering of our stock pursuant to a registration statement resulting in gross proceeds to us of at least $25 million, such contractual preemptive rights will terminate. We expect these contractual preemptive rights to terminate in connection with the closing of this offering.
Registration Rights.   In connection with the 2017 private offering, we entered into individual Registration Rights Agreements, each dated February 17, 2017, with each of the institutional investors. The Registration Rights Agreements provide that, after February 17, 2021, each such investor may request one registration of our Class A Common Stock or shares of our Class A Common Stock issued upon the exchange of our Class B Common Stock purchased in our 2017 private offering or issued in any reorganization. We have agreed to use best efforts to cause the registration statement to be filed within 180 days after the date of the initial request by such institutional investor and cause such registration statement to be declared effective as soon as practical thereafter.
The Registration Rights Agreements also provide certain “piggyback” registration rights to the institutional investors for so long as such investors own shares of our Class A Common Stock or shares of our Class B Common Stock purchased in our 2017 private offering or issued with respect to a reorganization. Subject to certain limitations, in the event that we register any of our equity securities under the Securities Act (other than in connection with registration statements on Form S-4 or Form S-8), we must give notice to the institutional investors of our intention to file such registration statement and must include in the registration statement all registrable securities for which we have received a written request for inclusion.
We have agreed to pay all expenses in connection with the registration of our securities under the Registration Rights Agreements, including all registration, filing and qualification fees, printing expenses, fees and disbursements of counsel for the Company and expenses of any special audits of our financial statements incidental or required by the registration, but excluding any underwriters’ fees, discounts or commissions relating to the securities of such institutional investors. We have also agreed to indemnify such institutional investors and underwriters for any untrue statement or omission in documentation relating to the registration of such securities.
Voting Agreements
In connection with our proposed acquisition of MBI, we entered into shareholder voting agreements with each of our directors, except Mr. Schutz who does not own any shares, and the entities affiliated with RMB Capital. Pursuant to the terms of each voting agreement, each signatory agreed to vote or direct the voting of the shares it is entitled to vote, (i) in favor of the issuance of our Class A Common Stock in connection with the proposed acquisition of MBI and the other transactions contemplated by the merger agreement, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement contained in the merger agreement and (iii) against any action, agreement or transaction that is intended, or could reasonably be expected to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transaction, the issuance of stock in connection with the merger or the other transactions contemplated by the merger agreement or this voting agreement. Each of the directors (excluding Mr. Schutz) and RMB Capital, under the terms of their respective voting agreements, agreed not to directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the shares over which he has control and has agreed not to interfere, in each director’s capacity as a shareholder, with or inhibit the timely consummation of the merger. Each voting agreement will terminate automatically upon the completion of the merger, termination of the merger agreement or upon agreement between the parties to each voting agreement.
Underwriting Agreement
In connection with this initial public offering, we propose to enter into an underwriting agreement with Stephens Inc. and Keefe, Bruyette & Woods, Inc., as representatives for the underwriters, a copy of which is filed as Exhibit 2.1 to our registration statement on Form S-1 of which this prospectus forms a part. As of June 30, 2019, Stephens Inc. beneficially owned greater than five percent of our Class A Common Stock.

For information about Stephens Inc.’s interest in the transaction contemplated by the underwriting agreement, the approximate dollar value of this transaction, and the approximate dollar value of Stephens Inc.’s interest in this transaction (without regard to profit or loss), see “Underwriting.”
Engagement of Stephens Inc.
We have engaged Stephens Inc., an underwriter in this offering and an affiliate of Stephens Professional Holding LLC, which holds over 5% of our Class A Common Stock, as a financial advisor in connection with our proposed acquisition of MBI. We have paid Stephens Inc. $100,000 to date in connection with this engagement and will pay Stephens Inc. an additional $400,000 if the closing of our acquisition of MBI occurs, in addition to reasonable out-of-pocket expenses. We also agreed to indemnify Stephens Inc., its affiliates and agents in connection with its advisory services.
Familial Relationship
Ryan Gorney, the son of Jon L. Gorney, a director of the Company, was hired as the Executive Vice President and Chief Information Officer/Digital Officer of the Bank on November 28, 2018 and is entitled to an annual base salary of  $350,000, incentive bonuses (as determined by the Bank Board), medical, health, disability and life insurance as well as other benefits determined by the Bank Board from time to time, and other benefits as described in his employment agreement, a copy of which is filed as Exhibit 10.4 to our registration statement on Form S-1 of which this prospectus forms a part.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to    % of the shares of our Class A Common Stock offered in this offering for sale to certain of our directors, executive officers, employees and other business associates. We will offer these reserved shares to the extent permitted under applicable laws and regulations in the United States through a directed share program. See “Underwriting — Directed Share Program.”
Indemnification Agreements
Our Bylaws provide that we shall indemnify our directors, officers, and employees, and may indemnify agents, in certain circumstances, from expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding to which he or she is or was a party, or threatened to be made a party, by reason of his or her position with the Company or because he or she was serving at the request of the Company.
Additionally, we have entered into indemnification agreements with each of our directors that contractually obligate us to indemnify our directors to the fullest extent permitted under applicable law. These agreements generally require both the Company and Bank to indemnify each director if the director is, or is threatened to be made, a party to or a participant in any proceeding, other than a proceeding by or in the right of the Company or the Bank to procure a judgment in the favor of the Company or the Bank or a proceeding by a federal banking agency if the director acted in good faith and in a manner the director reasonably believed to be in, or not opposed to, the best interests of the Company or the Bank, as applicable, and, in the case of a criminal action or proceeding, had no reasonable cause to believe that the director’s conduct was unlawful. Each director is further required to be indemnified for all expenses reasonably incurred by the director or on behalf of the director if the director is, or is threatened to be made, a party to or a participant in any proceeding by or in the right of the Company or the Bank to procure a judgment in favor of the Company or the Bank, provided that the director acted in good faith and in a manner the indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company or the Bank. Notwithstanding the foregoing, no indemnification is available to a director in respect of any claim, issue or matter as to which the director is finally adjudged by a court to be liable to the Company, the Bank, or both, as the case may be, unless and only to the extent that the court in which the proceeding was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director is fairly and reasonably entitled to indemnification for such expenses. The indemnification agreements also generally provide for indemnification of expenses in connection with certain specific scenarios, including proceedings by federal banking regulators, subject to certain customary exclusions. The indemnification agreements also obligate the Company and Bank to advance expenses to a director, subject to the director’s obligation to repay the advance if and to the extent it is determined that the director is not entitled to be indemnified by the Company or Bank.
Share Repurchase
On September 5, 2019, we repurchased 200,000 shares of our Class A Common Stock at a price of $17.50 per share, for an aggregate purchase price of  $3,500,000 from one of our largest shareholders, De Linea CV. This repurchase was a result of an unsolicited offer by De Linea CV to us to repurchase these shares. Under the terms of the merger agreement with MBI, we were required to obtain MBI’s consent to consummate this repurchase, which we obtained prior to consummation of the transaction. The approximate dollar value of De Linea CV’s interest in the proposed transaction, without regard to profit or loss, is $3,500,000. Our repurchase of shares from De Linea CV was the result of an unsolicited offer from De Linea CV.

DESCRIPTION OF CAPITAL STOCK
The following descriptions include summaries of the material terms of our Articles of Incorporation and our Bylaws as will be in effect upon completion of the offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our Articles of Incorporation and our Bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, and applicable law.
General
We are incorporated in the State of Florida. The rights of our shareholders are generally governed by Florida law and our Articles of Incorporation and Bylaws (each as may be amended and restated from time to time). The terms of our capital stock are therefore subject to Florida law, including the FBCA, and the common and constitutional law of Florida.
Our Articles of Incorporation authorize us to issue up to 50,000,000 shares of Class A Common Stock, par value $0.01 per share, 10,000,000 shares of Class B Common Stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, or preferred stock. The authorized but unissued shares of our capital stock are available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.
Common Stock
Shares Outstanding.   As of August 31, 2019, there were 5,185,803 shares of our Class A Common Stock and 752,184 shares of our Class B Common stock outstanding held by approximately 296 shareholders of record. Assuming that we sell all [       ] shares of our Class A Common Stock offered in this offering and the underwriters fully exercise their option to purchase an additional [       ] shares of our Class A Common stock, we will have approximately [          ] shares of Class A Common Stock issued and outstanding. As of June 30, 2019, we had 297,501 shares of our class A Common Stock available for issuance in connection with stock-based awards that may be granted under our 2019 Plan and 181,233 shares of our class A Common Stock subject to outstanding stock options issued and 35,914 shares available for issuance under our 2016 Plan. We have also reserved up to 2,000,000 shares of our Class A Common Stock for issuance under our 2014 Associate Stock Purchase Plan. In connection with our proposed acquisition of MBI, we expect to issue approximately 4,119,186 shares of our Class A Common Stock to former holders of MBI common stock as consideration for the acquisition.
Voting.   Each holder of our Class A Common Stock is entitled to one vote on all matters submitted to a vote of shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of shareholders, except as otherwise required by law. The members of our Board are divided into three classes serving staggered three-year terms and are elected by a plurality of the votes cast. Our Articles of Incorporation expressly prohibit cumulative voting. In connection with our pending acquisition of MBI, each of our directors, except Mr. Schutz who does not own any shares directly, and RMB Capital, which Mr. Schutz is affiliated with, entered into voting agreements pursuant to which each of them agreed to vote all shares beneficially owned by them in favor of the transaction at the special meeting of shareholders to be held for such purpose. See “Certain Relationships and Related Party Transactions — Voting Agreements” for additional details.
Dividends and Other Distributions.   Subject to certain regulatory restrictions and restrictions under the merger agreement with MBI and terms of MBI’s subordinated notes due 2026 which we will assume if our proposed acquisition of MBI is consummated, discussed in “Dividends Policy” in this prospectus, and to the rights of holders of any preferred stock that we may issue, all shares of our common stock, including our Class A Common Stock and Class B Common Stock, are entitled to share equally in dividends when, as, and if declared by our Board. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, all shares of our common stock would be entitled to share equally in all of our remaining assets available for distribution to our shareholders after payment of creditors and subject to any prior distribution rights related to our preferred stock. We have never paid any cash dividends on our common stock and we do not intend to pay dividends for the foreseeable future.

The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies such as the Company. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company’s financial health, such as by borrowing. Our ability to pay dividends and make other distributions to our shareholders depends in part upon the receipt of dividends from the Bank and is limited by federal law. The Bank is a legal entity separate and distinct from the Company. As a depository institution, the deposits of which are insured by the FDIC, the Bank’s primary federal regulator, the Federal Reserve Board, is authorized, and under certain circumstances is required, to determine that the payment of dividends or other distributions by a bank would be an unsafe or unsound practice and to prohibit that payment. The Florida Financial Institutions Code generally allows a Florida bank to pay dividends on common stock up to an amount equal to the bank’s retained earnings for the prior two fiscal years, plus the amount of any net profits for the current year-to-date period. Additionally, the Federal Deposit Insurance Act, or FDIA, generally prohibits an insured depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be undercapitalized. See “Supervision and Regulation — Dividends.”
Preemptive Rights.   Our Articles of Incorporation prohibit holders of our common stock from having preemptive or subscription rights to acquire any part of any new or additional issue of stock of any class whether now or hereafter authorized, or of any bond, debentures, notes or other securities. However, in connection with our 2017 offering, we entered into letter agreements pursuant to which we agreed to provide contractual preemptive rights to certain shareholders in that offering. Pursuant to the letter agreements, the contractual preemptive rights will cease upon the closing of the Company’s initial public offering resulting in gross proceeds of at least $25 million. Therefore, we expect that these contractual preemptive rights will expire upon the closing of this offering. The letter agreements (or form thereof, as applicable) are filed as exhibits 10.19, 10.20, and 10.21 to our registration statement on Form S-1 of which this prospectus forms a part.
Right to Exchange Class B Common Stock.   We have entered into agreements with the institutional investors that, among other things, permit such holders to exchange all or a portion of their shares of Class B Common Stock for an equal number of shares of our Class A Common Stock if  (i) our Board approves the exchange and the exchange would not result in such institutional investor or its affiliates owning greater than 9.9% of our Class A Common Stock or (ii) upon the consummation of  (a) a transfer pursuant to a widely distributed public offering, (b) a transfer in which no transferee acquires greater than two percent of our Class A Common Stock, (c) a transfer to a person that beneficially owns greater than 50% of our issued and outstanding Class A Common Stock or (d) a transfer approved by the Federal Reserve.
Restrictions on Ownership.   The BHC Act generally permits a company to acquire control of the Company with the prior approval of the Federal Reserve Board. However, any such company is restricted to banking activities, other activities closely related to the banking business as determined by the Federal Reserve Board and, for some companies, certain other financial activities. The BHC Act defines control in general as ownership of 25% or more of any class of voting securities, the authority to appoint a majority of the board or other exercise of a controlling influence. Federal Reserve Board regulations provide that a company that owns less than 5% of the outstanding shares a class of voting securities of a bank holding company is presumed not to control the bank holding company. As a supervisory matter, if a company owns more than 7.5% of a class of voting securities, the Federal Reserve Board expects the company to consult with the agency and in some cases will require the company to enter into passivity or anti-association commitments. Separately, an individual or company that is not required to register as a bank holding company that acquires 10% or more of a class of voting securities of a bank holding company is presumed, if the bank holding company has registered securities under Section 12 of the Exchange Act or if the investor would be the largest holder of that class of securities, to have acquired control and may be required to file a change in control notice with the Federal Reserve Board under the Change in Bank Control Act, or the CBCA.
Preferred Stock
Under our Articles of Incorporation, upon authorization of our Board, we may issue shares of one or more series of our preferred stock from time to time. Our Board may, without any action by holders of our common stock or, except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, holders of preferred stock, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, our Board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. Our Board has not designated or established any series of preferred stock. The rights of any series of preferred stock may include, among others:
•
general or special voting rights;

•
preferential liquidation or preemptive rights;

•
preferential cumulative or noncumulative dividend rights;

•
redemption or put rights; and

•
conversion or exchange rights.

We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:
•
adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•
discourage an unsolicited proposal to acquire us; or

•
facilitate a particular business combination involving us.

The existence of shares of authorized undesignated preferred stock enables us to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of acquisition or financing transactions. Having shares of preferred stock available for issuance gives us flexibility in that it would allow us to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of our Class A Common Stock.
Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their shares over our then market price.
Anti-Takeover Effects of Provisions of our Articles of Incorporation, Bylaws and Florida Law
The provisions of the FBCA and our Articles of Incorporation and Bylaws could have the effect of discouraging others from attempting an unsolicited offer to acquire our company. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.
Election and Removal of Directors.   Pursuant to our Bylaws, our Board is divided into three classes with terms ending at our annual meetings of shareholders in 2020, 2021 and 2022, respectively. Upon completion of their respective terms, each class of directors will be elected for a three-year term. Our Articles of Incorporation provide that our directors may be removed only by the affirmative vote of at least

66 2∕3% of our then-outstanding Class A Common Stock and only for cause. For more information on the terms of our directors, see the section entitled “Management — Board of Directors.” This system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of our directors.
Authorized But Unissued Shares.   The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our shareholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, changes in our management, tender offer, merger or otherwise.
Shareholders Action; Advance Notification of Shareholder Nominations and Proposals.   Our Articles of Incorporation and Bylaws require that any action required or permitted to be taken by our shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by written consent. Our Articles of Incorporation and Bylaws also require that special meetings of shareholders be called by holders of at least 50% of all votes entitled to be cast on the issue proposed to be considered at the special meeting by signing, dating and delivering to our secretary one or more written demands for the meeting that describes the purpose for which the meeting is to be held. In addition, our Bylaws allow special meetings of the shareholders to be held when directed by the Chairman of the Board, the President or the Board of Directors. In addition, our Bylaws provide that candidates for director may be nominated by our Board or by any shareholder of any outstanding class of our capital stock entitled to vote for the election of directors. Nominations by shareholders shall be in writing to our secretary and shall be delivered to or mailed and received at our principal executive offices not less than 120 days and not more than 180 days prior to the date of our notice of annual meeting provided with respect to the previous year’s annual meeting. We may require any proposed nominee for election at an annual or special meeting of shareholders to furnish such other information as may reasonably be required to determine the eligibility of such proposed nominee to serve as a director of the Company. The Chairman of the meeting shall, if the facts warrant, determine and declare in the meeting that a nomination was not made in accordance with the requirements of our Articles of Incorporation and our Bylaws, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded. These provisions may have the effect of deterring unsolicited offers to acquire us or delaying changes in our management, which could depress the market price of our Class A Common Stock.
Amendment of Certain Provisions in Our Organizational Documents.   The amendment of provisions contained within our Articles of Incorporation that are (i) inconsistent with the our Bylaws or (i) contained in (a) Article IV(B) related to the designation of rights and authorized number of preferred stock, (b) Article V regarding action by shareholders without a meeting, (c) Article VI related to special meetings of shareholders, (d) Article VIII(B) regarding board vacancies, (e) Article VIII(C) related to the removal of directors, (f) Article IX regarding the power of amending our Bylaws resting with our Board, and (g) Article X regarding amending our Articles of Incorporation, would require approval by holders of at least 66 2∕3% of the voting power of all of the then outstanding shares of the capital stock then entitled to vote. Our Board may generally amend our Bylaws, from time to time, by majority approval consistent with the FBCA. These provisions may have the effect of deterring unsolicited offers to acquire us or delaying changes in our governance, which could depress the market price of our Class A Common Stock.
No Cumulative Voting.   The FBCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our Articles of Incorporation provide otherwise. Our Articles of Incorporation expressly prohibit cumulative voting.
Exclusive Forum for Certain Shareholder Actions.   As described below under the heading “Exclusive Forum for Certain Shareholder Proceedings,” our Articles of Incorporation were amended to provide that the state and federal courts in or for Miami-Dade County, Florida or Palm Beach County, Florida, will be the exclusive forums for certain actions. Any person purchasing or otherwise acquiring any interest in our shares will be deemed to have notice of and have consented to the forum selection clause contained in our Articles of Incorporation. This amendment is intended to reduce the risks and costs associated with multijurisdictional litigation and “forum shopping” by plaintiffs by limiting potential plaintiffs’ ability to initiate proceedings of the type described above in courts outside of Miami-Dade and Palm Beach County. However, this provision may limit the ability of a shareholder to bring lawsuits in the shareholder’s preferred venue or make it more difficult or expensive to litigate the forgoing matters.
Florida Law and Federal Banking Laws.   The FBCA contains a control-share acquisition statute that provides that a person who acquires shares in an “issuing public corporation,” as defined in the statute, in excess of certain specified thresholds generally will not have any voting rights with respect to such shares unless such voting rights are approved by each class or series entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by the class or series, with holders of the outstanding shares of a class or series being entitled to vote as a separate class if the proposed control-share acquisition would, if fully carried out, result in certain changes specified under the statute and each class or series entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by that group, excluding shares held or controlled by the acquiring person.
The FBCA also provides that an “affiliated transaction” between a Florida corporation with an “interested shareholder,” as those terms are defined in the statute, generally must be approved by the affirmative vote of the holders of two-thirds of the outstanding voting shares, other than the shares beneficially owned by the interested shareholder. The FBCA defines an “interested shareholder” as any person who is the beneficial owner of 10% or more of the outstanding voting shares of the corporation subject to certain exceptions. However, during the 2019 legislative session, the Florida legislature passed a bill amending the FBCA, including the provisions thereof related to affiliated transactions. The amendments to the FBCA, which will take effect on January 1, 2020, revise the definition of an “interested shareholder” to mean any person who is the beneficial owner of 15% or more of the outstanding voting shares of the corporation and also explicitly require the approval of the board of directors of an affiliated transaction.
Furthermore, the BHC Act and Change in Bank Control Act, or the CBCA, banking laws impose notice, application and approvals and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of bank holding companies. These laws could delay or prevent an acquisition.
Limitation of Liability and Indemnification
In addition to requirements under the Florida Business Corporation Act, or FBCA, our Bylaws also provide that we shall indemnify our directors, officers, and employees, and may indemnify agents, from any expenses, liabilities or other matters and are similar to the current provisions of the FBCA with respect to indemnification. Consistent with the current provisions of the FBCA, our Bylaws provide that indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and such person failed to comply with the required standards of conduct. The limitation of liability and indemnification provisions in our Bylaws may discourage our shareholders from bringing a lawsuit against directors for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against directors and officers.
Additionally, we have entered into indemnification agreements with each of our directors that contractually obligate us to indemnify our directors to the fullest extent permitted under applicable law. These agreements generally require both the Company and Bank to indemnify each director if the director is, or is threatened to be made, a party to or a participant in any proceeding, other than a proceeding by or in the right of the Company or the Bank to procure a judgment in the favor of the Company or the Bank or a proceeding by a federal banking agency if the director acted in good faith and in a manner the director reasonably believed to be in, or not opposed to, the best interests of the Company or the Bank, as applicable, and, in the case of a criminal action or proceeding, had no reasonable cause to believe that the director’s conduct was unlawful. Each director is further required to be indemnified for all expenses reasonably incurred by the director or on behalf of the director if the director is, or is threatened to be made, a party to or a participant in any proceeding by or in the right of the Company or the Bank to procure a judgment in favor of the Company or the Bank, provided that the director acted in good faith and in a manner Indemnitee reasonably believed to be in, or not opposed to, the best interests of the

Company or the Bank. Notwithstanding the foregoing, no indemnification is available to a director in respect of any claim, issue or matter as to which the director is finally adjudged by a court to be liable to the Company, the Bank, or both, as the case may be, unless and only to the extent that the court in which the proceeding was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director is fairly and reasonably entitled to indemnification for such expenses. The indemnification agreements also generally provide for indemnification of expenses in connection with certain specific scenarios, including proceedings by federal banking regulators, subject to certain customary exclusions. The indemnification agreements also obligate the Company and Bank to advance expenses to a director, subject to the director’s obligation to repay the advance if and to the extent it is determined that the director is not entitled to be indemnified by the Company or Bank. Our shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
We have also agreed to indemnify former officers, directors, and employees of MBI and its subsidiaries against all costs and expenses (including attorney’s fees), judgments, fines, losses, claims, damages, settlements or liabilities as incurred in connection with any claim arising out of actions or omissions of such persons in the course of performing their duties for MBI occurring at or before the effective time of the proposed merger, to the greatest extent as such persons are indemnified or have the right to the advancement of expenses pursuant to (i) MBI’s articles of incorporation and MBI’s bylaws or the comparable organization documents of Marquis Bank, each as in effect on the date of the merger agreement, and (ii) the FBCA.
To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.
Exclusive Forum for Certain Shareholder Proceedings
On April 19, 2019, our Articles of Incorporation were amended to provide that the state and federal courts in or for Miami-Dade County, Florida or Palm Beach County, Florida, will be the exclusive forums for (i) any action or proceeding asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, employee, or agent of the Company to the Company or the Company’s shareholders; (ii) any derivative action or proceeding brought on behalf of the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the FBCA, or our Articles of Incorporation or Bylaws; or (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine (not included in clauses (i) through (iii)); provided that if such state and federal courts lack personal or subject matter jurisdiction over an action, the sole and exclusive forum for such proceeding will be in another court located in Florida. Any person purchasing or otherwise acquiring any interest in our shares will be deemed to have notice of and have consented to the forum selection clause contained in our Articles of Incorporation. This amendment was intended to reduce the risks and costs associated with multijurisdictional litigation and “forum shopping” by plaintiffs by limiting potential plaintiffs’ ability to initiate proceedings of the type described above in courts outside of Miami-Dade and Palm Beach Counties. However, this provision may limit the ability of a shareholder to bring lawsuits in the shareholder’s preferred venue or make it more difficult or expensive to litigate the forgoing matters.
Listing
We intend to submit an application to list our Class A Common Stock on the Nasdaq Global Market under the symbol “PFHD.”
Transfer agent and registrar
Computershare N.A. serves as our transfer agent and registrar for our Class A Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no established public market for our Class A Common Stock. Although we intend to apply to list our common stock on the Nasdaq Global Market, we cannot assure you that a significant public market for our Class A Common Stock will develop or be sustained. Actual or anticipated issuances or sales of substantial amounts of our Class A Common Stock or Class B Common Stock following this offering could cause the market price of our Class A Common Stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our Class A Common Stock and Class B Common Stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance.
Upon completion of this offering, we will have shares of our Class A Common Stock issued and outstanding ( shares if the underwriters exercise in full their option to purchase additional shares from us) and shares of Class B Common Stock issued and outstanding. Of these shares, the shares sold in this offering by the underwriters and the selling shareholder (or shares, if the underwriters exercise in full their option to purchase additional shares from us) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates” may generally only be resold in compliance with Rule 144 under the Securities Act, which is described below. Additionally, upon the closing of our acquisition of MBI, which we expect will occur in early 2020, we expect to issue approximately 4,119,186 shares of our Class A Common Stock to former holders of MBI common stock as consideration for the merger. We expect to register our Class A Common Stock issued in the acquisition of MBI on a registration statement on Form S-4 and, as a result, we expect all of these shares to be freely tradeable (other than shares that are issued to affiliates or as described below). The remaining outstanding shares of our Class A Common Stock and all outstanding shares of our Class B Common Stock will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the United States only if they are registered for resale under the Securities Act or an exemption from registration is available. The following descriptions include summaries of the material terms of certain agreements and applicable law as will be in effect upon completion of the offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, such agreements, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, and applicable law.
Rule 144
All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with Professional Holding Corp., which generally includes our directors, executive officers, 10% shareholders and certain other related persons. Under Rule 144, a person who is deemed to be, or to have been during the three months preceding a sale, an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding; or

•
the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to a six-month holding period and requirements relating to manner of sale provisions, notice, to the availability of current public information about us, and the filing of a form in certain circumstances.
In general, under Rule 144 of the Securities Act as in effect on the date of this prospectus, a person (or persons whose shares are aggregated) who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available. A person who is not deemed to be or to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.
Rule 701
Rule 701 under the Securities Act generally allows an employee, director, officer, consultant or adviser of an issuer who acquired units or shares of our common stock pursuant to a written compensatory plan or other written agreement before the issuer becomes subject to the reporting requirements of the Exchange Act, along with shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are restricted securities and beginning 90 days after the date of this prospectus, may be sold by persons other than our affiliates, as defined in Rule 144, without complying with the current public information requirements and holding period requirements of Rule 144 and by our affiliates without compliance with its minimum holding requirement.
Stock Options and Shares Available for Issuance
As of June 30, 2019, (i) 181,233 shares of our Class A Common Stock were subject to issuance upon exercise of issued and outstanding stock options and (ii) 297,501 shares of our Class A Common Stock were available for issuance pursuant to awards granted under our 2019 Plan.
Registration Statement on Form S-8
Upon completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act registering all of the shares of restricted common stock, all of the shares of our common stock subject to outstanding stock options and all of the shares of our common stock available for issuance pursuant to awards under our 2012 Plan, 2014 Plan, 2016 Plan, and 2019 Plan. Upon effectiveness and subject to the lock-up restrictions described below and Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of this prospectus, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described below.
Lock-up Agreements
We, our executive officers and directors, and the selling shareholder, have entered into lock-up agreements under which we and they have generally agreed not to sell or otherwise transfer our or their shares for a period of 180 days after the completion of this offering without the prior written approval of the representatives on behalf of the underwriters. These lock-up agreements are subject to certain limited exceptions. For additional information, see “Underwriting — Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the representatives. The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.
Voting Agreements
In connection with our proposed acquisition of MBI, we entered into shareholder voting agreements with each of our directors, except Mr. Schutz who does not own any shares, and the entities affiliated with RMB Capital. Each of the directors (excluding Mr. Schutz) and RMB Capital, under the terms of their respective voting agreements, agreed not to directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the shares over which he or it has control. Each voting agreement will terminate automatically upon the completion of the merger, termination of the merger agreement or upon agreement between the parties to each voting agreement. As a result of the voting agreements, the shares of our common stock subject to the voting agreements will not be eligible to be sold or transferred until the voting agreements terminate.

Registration Rights Agreements and Contractual Preemptive Rights
In connection with our 2017 private offering, we entered into registration rights agreements providing registration rights to EJF Side Car Fund, Series LLC — Series E, BayBoston Capital L.P., and RMB Capital Management entities (Mendon Capital Master Fund Ltd., Mendon Capital QP LP, and Iron Road Multi Strategy Fund LP), with respect to 590,524 and 542,048 shares of our Class A Common Stock and Class B Common Stock, respectively, acquired in that offering. These agreements provide for customary “piggy-back” registration rights, as well as one demand registration right, which demand registration right is exercisable after February 17, 2021. Each of the parties having registration rights under their respective registration rights agreements has agreed to waive such rights in connection with this initial public offering, except that the registration rights waiver by BayBoston Capital L.P. is contingent upon it participating as a selling shareholder in this offering for 241,885 shares of its Class A Common Stock. For more information, see “Certain Relationships and Related Party Transactions.” The registration rights agreements are filed as exhibits 10.22 through 10.24 to our registration statement on Form S-1 of which this prospectus forms a part.
Additionally, other than transactions involving a change of control, a stock split, dividend, and certain other circumstances, we gave each of the foregoing institutional investors the contractual right to purchase its pro rata share of any securities, options or debt that are convertible or exchangeable into our stock for the same price and on the same terms as such securities are offered to others. On the consummation of a firm commitment underwritten public offering of our stock pursuant to a registration statement resulting in gross proceeds to us of at least $25 million, such contractual preemptive rights will terminate. We expect these contractual preemptive rights to terminate in connection with the closing of this offering.

SUPERVISION AND REGULATION
We must comply with state and federal banking laws and regulations that control virtually all aspects of our operations. These laws and regulations generally aim to protect our depositors, not necessarily our shareholders or our creditors. Any changes in applicable laws or regulations may materially affect our business and prospects. Proposed legislative or regulatory changes may also affect our operations. The following description summarizes some of the laws and regulations to which we are subject. References to applicable statutes and regulations are brief summaries, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.
Professional Holding Corp.
We are registered with the Board of Governors of the Federal Reserve as a financial holding company under the Bank Holding Company Act of 1956, or BHC Act. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The Gramm-Leach-Bliley Act, the BHC Act, and other federal laws subject financial holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.
Permitted Activities
The Gramm-Leach-Bliley Act modernized the U.S. banking system by: (i) allowing bank holding companies that qualify as “financial holding companies,” such as Professional Holding Corp., to engage in a broad range of financial and related activities; (ii) allowing insurers and other financial service companies to acquire banks; (iii) removing restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and (iv) establishing the overall regulatory scheme applicable to bank holding companies that also engage in insurance and securities operations. The general effect of the law was to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers. Activities that are financial in nature are broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.
In contrast to financial holding companies, bank holding companies are limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.
Changes in Control
Subject to certain exceptions, the BHC Act and the CBCA, together with the applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any acquisition of  “control” of a bank or bank holding company. Under the BHC Act, a company (a broadly defined term that includes partnerships among other things) that acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution is deemed to control the institution and to be a bank holding company. A company that acquires less than 5% of any class of voting security (and that does not exhibit the other control factors) is presumed not to have control. For ownership levels between the 5% and 25% thresholds, the Federal Reserve has developed an extensive body of law on the circumstances in which control may or may not exist. The current guidance includes a 2008 policy statement on minority equity investments in banks and bank holding companies that generally permits investors to (i) acquire up to 33% of the total equity of a target bank or bank holding company, subject to certain conditions, including (but not limited to) that the investing firm does not acquire 15% or more of any class of voting securities, and (ii) designate at least one director, without triggering the various regulatory requirements associated with control. In April 2019, the Federal Reserve proposed several changes to its control rules under the BHC Act; when or if this proposal will be finalized is unknown.
Under the CBCA, if an individual or a company that acquires 10% or more of any class of voting securities of an insured depository institution or its holding company and either that institution or company has registered securities under Section 12 of the Exchange Act, or no other person will own a greater percentage of that class of voting securities immediately after the acquisition, then that investor is presumed to have control and may be required to file a change in bank control notice with the institution’s or the holding company’s primary federal regulator. Our Class A Common Stock is registered under Section 12 of the Exchange Act.
As a financial holding company, we are required to obtain prior approval from the Federal Reserve before (i) acquiring all or substantially all of the assets of a bank or bank holding company, (ii) acquiring direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless we own a majority of such bank’s voting shares), or (iii) acquiring, merging or consolidating with any other bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the companies records of addressing the credit needs of the communities they serve, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the Community Reinvestment Act of 1977.
Under Florida law, a person or entity proposing to directly or indirectly acquire control of a Florida bank must also obtain permission from the Florida Office of Financial Regulation. Florida statutes define “control” as either (i) indirectly or directly owning, controlling or having power to vote 25% or more of the voting securities of a bank; (ii) controlling the election of a majority of directors of a bank; (iii) owning, controlling, or having power to vote 10% or more of the voting securities as well as directly or indirectly exercising a controlling influence over management or policies of a bank; or (iv) as determined by the Florida Office of Financial Regulation. These requirements will affect us because the Bank is chartered under Florida law and changes in control of the Company are indirect changes in control of the Bank.
Tying
Financial holding companies and their affiliates are prohibited from tying the provision of certain services, such as extending credit, to other services or products offered by the holding company or its affiliates, such as deposit products.
Capital; Dividends; Source of Strength
The Federal Reserve imposes certain capital requirements on financial holding companies under the BHC Act, including a minimum leverage ratio and a minimum ratio of  “qualifying” capital to risk-weighted assets. These requirements are described below under “Capital Regulations.” Subject to its capital requirements and certain other restrictions, we are generally able to borrow money to make a capital contribution to the Bank, and such loans may be repaid from dividends paid from the Bank to us. We are also able to raise capital for contributions to the Bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.
It is the Federal Reserve’s policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, the Federal Reserve has indicated

that bank holding companies should carefully review their dividend policies and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. The Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.
Bank holding companies are expected to consult with the Federal Reserve before redeeming any equity or other capital instrument included in tier 1 or tier 2 capital prior to stated maturity, if such redemption could have a material effect on the level or composition of the organization’s capital base. In addition, a bank holding company may not repurchase shares equal to 10% or more of its net worth if it would not be well-capitalized (as defined by the Federal Reserve) after giving effect to such repurchase. Bank holding companies experiencing financial weaknesses, or that are at significant risk of developing financial weaknesses, must consult with the Federal Reserve before redeeming or repurchasing common stock or other regulatory capital instruments.
In accordance with Federal Reserve policy, which has been codified by the Dodd-Frank Act, we are expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which we might not otherwise do so. In furtherance of this policy, the Federal Reserve may require a financial holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the financial holding company. Further, federal bank regulatory authorities have additional discretion to require a financial holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.
Safe and Sound Banking Practices
Bank holding companies and their non-banking subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices or that constitute a violation of law or regulations. Under certain conditions the Federal Reserve may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice. The Federal Reserve also has the authority to regulate the debt of bank holding companies, including the authority to impose interest rate ceilings and reserve requirements on such debt. Under certain circumstances the Federal Reserve may require a bank holding company to file written notice and obtain its approval prior to purchasing or redeeming its equity securities, unless certain conditions are met.
Professional Bank
Professional Bank is a state-chartered commercial banking institution that is chartered by and headquartered in the State of Florida, and is subject to supervision and regulation by the Florida Office of Financial Regulation. The Florida Office of Financial Regulation supervises and regulates all areas of our operations including, without limitation, the making of loans, the issuance of securities, the conduct of our corporate affairs, and the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking centers. We are also a member bank of the Federal Reserve System, which makes our operations subject to broad federal regulation and oversight by the Federal Reserve. In addition, our deposit accounts are insured by the FDIC up to the maximum extent permitted by law, and the FDIC has certain supervisory and enforcement powers over us.
As a state-chartered bank in the State of Florida, we are empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on, savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services for the benefit of our clients. Various consumer laws and regulations also affect our operations, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, prohibits insured state chartered institutions from conducting activities as principal that are not permitted for national banks. A bank, however, may engage in an otherwise prohibited activity if it meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the Deposit Insurance Fund.
Economic Growth Act
The Economic Growth Act, which was signed into law in May 2018, provides certain limited amendments to the Dodd-Frank Act, as well as certain targeted modifications to prior financial services reform regulatory requirements. As a result of the Economic Growth Act, we expect to experience the rollback of some of the more burdensome requirements resulting from the Dodd-Frank Act. Provisions in the Economic Growth Act generally address access to mortgage credit; consumer access to credit; protections for veterans, consumers, and homeowners; and protections for student borrowers. One of the Economic Growth Act’s highlights with potential implications for us is its increase in the asset threshold under the Federal Reserve’s Small Bank Holding Company Policy Statement from $1.0 billion to $3.0 billion. Another potentially significant provision is the Economic Growth Act’s requirement that the federal bank regulatory agencies adopt a threshold for a community bank leverage ratio, or CBLR, of not less than 8.0% and not more than 10.0% for banking organizations with $10.0 billion or less in total consolidated assets and that meet certain other conditions. A qualifying organization that satisfies the CBLR is deemed to satisfy the capital rules and to be well-capitalized for the purpose of the prompt corrective action regulations, subject to certain exceptions. The agencies have proposed a CBLR of 9.0%, but we do not know if or when the agencies will finalize the proposal. A number of the other specific provisions of this legislation are discussed in other parts of this “Supervision and Regulation” section.
At this time, it is difficult to anticipate the continued impact this expansive legislation will have on our business, our clients, and the financial industry generally. Changes resulting from further implementation of, changes to or repeal of the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements, or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with any new requirements may negatively impact our results of operations and financial condition.
Safety and Soundness Standards / Risk Management
The federal banking agencies have adopted guidelines establishing operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.
In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the financial institution’s primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If a financial institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator’s order is cured, the regulator may restrict the financial institution’s rate of growth, require the financial institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.
During the past decade, the bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the financial institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud or unforeseen catastrophes will result in unexpected losses. New products and services, third party risk management and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. The Bank is expected to have active board and senior management oversight; adequate policies, procedures and limits; adequate risk measurement, monitoring and management information systems; and comprehensive internal controls.
Reserves
The Federal Reserve requires all depository institutions to maintain reserves against transaction accounts (noninterest-bearing and NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve Bank “discount window” as a secondary source of funds, provided that the institution meets the Federal Reserve Bank’s credit standards.
Dividends
The Bank is subject to legal limitations on the frequency and amount of dividends that can be paid to the Company. The Federal Reserve may restrict the ability of the Bank to pay dividends if such payments would constitute an unsafe or unsound banking practice. Additionally, as of January 1, 2019, financial institutions are required to maintain a capital conservation buffer of at least 2.5% of risk-weighted assets in order to avoid restrictions on capital distributions and other payments. If a financial institution’s capital conservation buffer falls below the minimum requirement, its maximum payout amount for capital distributions and discretionary payments declines to a set percentage of eligible retained income based on the size of the buffer. See “Capital Regulations,” below for additional details on this new capital requirement.
In addition, Florida law and Federal regulation place restrictions on the declaration of dividends from state chartered banks to their holding companies. Pursuant to the Florida Financial Institutions Code, the board of directors of a state-chartered bank, after charging off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually or annually declare a dividend of up to the aggregate net profits of that period combined with the bank’s retained net profits for the preceding two years and, with the approval of the Florida Office of Financial Regulation and Federal Reserve, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until this fund becomes equal to the amount of the bank’s common stock then issued and outstanding. A state-chartered bank may not declare any dividend if  (i) its net income (loss) from the current year combined with the retained net income (loss) for the preceding two years aggregates a loss or (ii) the payment of such dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the Florida Office of Financial Regulation or a federal regulatory agency. Under Federal Reserve regulations, a state member bank may, without the prior approval of the Federal Reserve, pay a dividend in an amount that, when taken together with all dividends declared during the calendar year, does not exceed the sum of the bank’s net income during the current calendar year and the retained net income of the prior two calendar years. The Federal Reserve may approve greater amounts.
Insurance of Accounts and Other Assessments
Our deposit accounts are currently insured by the Deposit Insurance Fund generally up to a maximum of  $250,000 per separately insured depositor. We pay deposit insurance assessments to the Deposit Insurance Fund, which are determined through a risk-based assessment system.

Under the current system, deposit insurance assessments are based on a bank’s assessment base, which is defined as average total assets minus average tangible equity. For established small institutions, such as the Bank, the FDIC sets deposit assessment rates based on the Financial Ratios Method, which takes into account several ratios that reflect leverage, asset quality, and earnings at each individual institution and then applies a pricing multiplier that is the same for all institutions. An institution’s rate must be within a certain minimum and a certain maximum, and the range varies based on the institution’s composite CAMELS rating. The deposit insurance assessment is calculated by multiplying the bank’s assessment base by the total base assessment rate.
All FDIC-insured institutions have been required to pay assessments to the FDIC at a current annual rate of approximately five tenths of a basis point of its assessment base to fund interest payments on bonds issued by the Financing Corporation, or FICO, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. The last of the FICO bonds mature in 2019. The FDIC made its final collection of the assessment for these bonds in March 2019. FDIC-insured institutions accordingly are no longer required to pay the FICO bond assessment.
Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.
Transactions With Affiliates and Insiders
Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of the Bank to engage in transactions with related parties or “affiliates” or to make loans to insiders is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between the Bank and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable nonaffiliated transactions. In addition, the Bank generally may not purchase securities issued or underwritten by affiliates.
Loans to executive officers and directors of an insured depository institution or any of its affiliates or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank, which we refer to as 10% Shareholders, or to any political or campaign committee the funds or services of which will benefit those executive officers, directors, or 10% Shareholders or which is controlled by those executive officers, directors or 10% Shareholders, are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and the corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed our unimpaired capital and unimpaired surplus. Section 22(g) identifies limited circumstances in which we are permitted to extend credit to executive officers of the Bank.
Community Reinvestment Act
The Community Reinvestment Act and its corresponding regulations are intended to encourage banks to help meet the credit needs of the communities they serve, including low and moderate income neighborhoods, consistent with safe and sound banking practices. These regulations provide for regulatory assessment of a bank’s record in meeting the credit needs of its market area. Federal banking agencies are required to publicly disclose each bank’s rating under the Community Reinvestment Act. The Federal Reserve considers a bank’s Community Reinvestment Act rating when the bank submits an application to establish bank branches, merge with another bank, or acquire the assets and assume the liabilities of another bank. In the case of a financial holding company, the Community Reinvestment Act performance record of all banks involved in a merger or acquisition are reviewed in connection with the application to acquire ownership or control of shares or assets of a bank or to merge with another bank or bank holding company. An unsatisfactory record can substantially delay or block the transaction. We received a satisfactory rating on our most recent Community Reinvestment Act assessment.
Capital Regulations
The federal banking regulators have adopted risk-based, capital adequacy guidelines for financial holding companies and their subsidiary banks based on the Basel III standards. Under these guidelines, assets and off-balance sheet items are assigned to specific risk categories each with designated risk weightings. The new risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets, and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. Final rules implementing the capital adequacy guidelines became effective, with various phase-in periods, on January 1, 2015 for community banks. All of the rules were fully phased in as of January 1, 2019. These final rules represent a significant change to the prior general risk-based capital rules and are designed to substantially conform to the Basel III international standards.
In computing total risk-weighted assets, bank and bank holding company assets are given risk-weights of 0%, 20%, 50%, 100% and 150%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans will be assigned to the 100% risk category, except for performing first mortgage loans fully secured by 1- to 4-family and certain multi-family residential property, which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In covering off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction-related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% conversion factor. Short-term commercial letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.
Under the final rules, minimum requirements increased for both the quality and quantity of capital held by banking organizations. In this respect, the final rules implement strict eligibility criteria for regulatory capital instruments and improves the methodology for calculating risk-weighted assets to enhance risk sensitivity. Consistent with the international Basel III framework, the rules include a new minimum ratio of Common Equity Tier 1 Capital to Risk-Weighted Assets of 4.5%. The rules also create a Common Equity Tier 1 Capital conservation buffer of 2.5% of risk-weighted assets. This buffer is added to each of the three risk-based capital ratios to determine whether an institution has established the buffer. The rules raise the minimum ratio of Tier 1 Capital to Risk-Weighted Assets from 4% to 6% and include a minimum leverage ratio of 4% for all banking organizations. If a financial institution’s capital conservation buffer falls below 2.5% — e.g., if the institution’s Common Equity Tier 1 Capital to Risk-Weighted Assets is less than 7.0% — then capital distributions and discretionary payments will be limited or prohibited based on the size of the institution’s buffer. The types of payments subject to this limitation include dividends, share buybacks, discretionary payments on Tier 1 instruments, and discretionary bonus payments.
The new capital regulations may also impact the treatment of accumulated other comprehensive income, or AOCI, for regulatory capital purposes. Under the new rules, AOCI generally flows through to regulatory capital, however, community banks and their holding companies may make a one-time irrevocable opt-out election to continue to treat AOCI the same as under the old regulations for regulatory capital purposes. This election was required to be made on the first call report or bank holding company annual report (on form FR Y-9C) filed after January 1, 2015. We made the opt-out election. Additionally, the new rules also permit community banks with less than $15 billion in total assets to continue to count certain non-qualifying capital instruments issued prior to May 19, 2010 as Tier 1 capital, including trust preferred securities and cumulative perpetual preferred stock (subject to a limit of 25% of Tier 1 capital). However, non-qualifying capital instruments issued on or after May 19, 2010 do not qualify for Tier 1 capital treatment.
Additionally, effective August 30, 2018, under the Federal Reserve Board’s Small Bank Holding Company and Savings and Loan Holding Company Policy Act, bank holding companies with less than $3 billion in total consolidated assets are considered small bank holding companies. The small bank holding company policy statement eases the transfer of ownership of small community banks by allowing their holding companies to operate with higher levels of debt than would normally be permitted and excludes them from consolidated capital requirements. As such, we are excluded from consolidated capital requirements until such time that our total consolidated assets exceed $3 billion or the Federal Reserve Board decides that we are no longer to be considered a small bank holding company. However, if we were to be subject to the consolidated capital requirements, we would be in compliance.
On November 21, 2018, federal regulators released a proposed rulemaking that would, if enacted, provide certain banks and their holding companies with the option to elect out of complying with the Basel III capital rules. Under the proposal, a qualifying community banking organization would be eligible to elect the community bank leverage ratio framework if it has a community bank leverage ratio, or CBLR, greater than 9% at the time of election.
A qualifying community banking organization, or QCBO, is defined as a bank, a savings association, a bank holding company or a savings and loan holding company with:
•
total consolidated assets of less than $10 billion;

•
total off-balance sheet exposures (excluding derivatives other than credit derivatives and unconditionally cancelable commitments) of 25% or less of total consolidated assets;

•
total trading assets and trading liabilities of 5% or less of total consolidated assets;

•
Mortgage servicing rights assets of 25% or less of CBLR tangible equity; and

•
temporary difference Deferred tax assets of 25% or less of CBLR tangible equity.

A QCBO may elect out of complying with the Basel III capital rules if, at the time of the election, the QCBO has a CBLR above 9%. The numerator of the CBLR is referred to as “CBLR tangible equity” and is calculated as the QCBO’s total capital as reported in compliance with Call Report and FR Y-9C instructions, which are referred to as Reporting Instructions, prior to including non-controlling interests in consolidated subsidiaries, less:
•
AOCI;

•
Intangible assets, calculated in accordance with Reporting Instructions, other than mortgage servicing assets; and

•
Deferred tax assets that arise from net operating loss and tax credit carry forwards net of any related valuations allowances.

The denominator of the CBLR is the QCBO’s average assets, calculated in accordance with Reporting Instructions and less intangible assets and deferred tax assets deducted from CBLR tangible equity. We will continue to monitor this rulemaking. If and when the rulemaking goes into effect, we will consider whether it would be possible and advantageous at that time to elect to comply with the community bank leverage ratio framework.
Commercial Real Estate Concentration Guidelines
The federal banking regulators have implemented guidelines to address increased concentrations in commercial real estate loans. These guidelines describe the criteria regulatory agencies will use as indicators to identify institutions potentially exposed to commercial real estate concentration risk. An institution that has (i) experienced rapid growth in commercial real estate lending, (ii) notable exposure to a specific type of commercial real estate, (iii) total reported loans for construction, land development, and other land representing 100% or more of total capital, or (iv) total commercial real estate (including construction) loans representing 300% or more of total capital and the outstanding balance of the institutions commercial real estate portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of a potential concentration risk.
As of June 30, 2019, the Bank’s ratio of construction loans to total capital was 44.2%, its ratio of total commercial real estate loans to total capital was 186.0% and, therefore, the Bank was under the 100% and 300% thresholds, respectively, set forth in clauses (iii) and (iv) above. As of June 30, 2019, Marquis Bank’s ratio of construction loans to total capital was 26.5%, below the 100% threshold in clause (iii) above. Its ratio of total commercial real estate loans to total capital was 327.8%, and this portfolio had increased by approximately 77.4% since June 30, 2016. Marquis Bank thus exceeded the 300% regulatory guideline threshold for commercial real estate, set forth in clause (iv) above. As a result, we are not deemed to have a concentration in commercial real estate lending under applicable regulatory guidelines, but Marquis Bank may be deemed to have such a concentration. However, we expect that the combined institution will fall below the regulatory guideline thresholds and would be deemed not to have a concentration in commercial real estate.
Prompt Corrective Action
Federal law and regulations establish a capital-based regulatory scheme designed to promote early intervention for troubled banks and require the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” To qualify as a “well-capitalized” institution under the new rules in effect as of January 1, 2015, a bank must have a leverage ratio of not less than 5%, a Tier 1 Common Equity ratio of not less than 6.5%, a Tier 1 Capital ratio of not less than 8%, and a total risk-based capital ratio of not less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level.
Under the regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories.
Immediately upon becoming undercapitalized, a depository institution becomes subject to the provisions of Section 38 of the FDIA which: (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (iv) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.
As of June 30, 2019, we exceeded the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy to be classified as “well capitalized” and are unaware of any material violation or alleged violation of these regulations, policies or directives (see table below). Rapid growth, poor loan portfolio performance, or poor earnings performance, or a combination of these factors, could change our capital position in a relatively short period of time, making additional capital infusions necessary.

	Actual		Minimum for capital adequacy		Minimum to be well capitalized
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2019
Total capital ratio
Bank	$80,342	13.0%	$49,569	8.0%	$61,961	10.0%
Company	87,662	14.1%	49,569	8.0%	N/A	N/A
Tier 1 capital ratio
Bank	73,666	11.9%	37,177	6.0%	49,569	8.0%
Company	80,986	13.1%	37,177	6.0%	N/A	N/A
Tier1 leverage ratio
Bank	73,666	8.7%	33,713	4.0%	42,141	5.0%
Company	80,986	9.6%	33,713	4.0%	N/A	N/A
Common equity tier 1 capital ratio
Bank	73,666	11.9%	27,883	4.5%	40,275	6.5%
Company	80,986	13.1%	27,883	4.5%	N/A	N/A
Interstate Banking and Branching
The BHC Act, as amended by the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Riegle-Neal Act, permits adequately capitalized and managed financial and bank holding companies to acquire banks in any state. State laws prohibiting interstate banking or discriminating against out-of-state banks are preempted. States are not permitted to enact laws opting out of this provision; however, states are allowed to adopt a minimum age restriction requiring that target banks located within the state be in existence for a period of time, up to a maximum of five years, before a bank may be subject to the Riegle-Neal Act. Also, the Dodd-Frank Act added deposit caps, which prohibit acquisitions that result in the acquiring company controlling 30% or more of the deposits of insured banks and thrift institutions held in the state in which the target maintains a branch or 10% or more of the deposits nationwide. States have the authority to waive the 30% deposit cap. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state institutions, and the federal deposit caps apply only to initial entry acquisitions.
As a result of the Dodd-Frank Act, national banks and state banks are able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. Florida law permits a state bank to establish a branch of the bank anywhere in the state. Accordingly, a bank with its headquarters outside the State of Florida may establish branches anywhere within the state.
Anti-money Laundering
The USA PATRIOT Act provides the federal government with additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, or BSA, the USA PATRIOT Act puts in place measures intended to encourage information sharing among bank regulatory and law enforcement agencies. In addition, certain provisions of the USA PATRIOT Act impose affirmative obligations on a broad range of financial institutions.
The USA PATRIOT Act and the related Federal Reserve regulations require banks to establish anti-money laundering programs that include, at a minimum:
•
internal policies, procedures and controls designed to implement and maintain the savings association’s compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations;

•
systems and procedures for monitoring and reporting of suspicious transactions and activities;

•
a designated compliance officer;

•
employee training;

•
an independent audit function to test the anti-money laundering program;

•
procedures to verify the identity of each client upon the opening of accounts; and

•
heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program, or CIP, as part of its anti-money laundering program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists. On May 11, 2018, the U.S. Treasury’s Financial Crimes Enforcement Network issued a final rule under the BSA requiring banks to identify and verify the identity of the natural persons behind their customers that are legal entities — the beneficial owners. We and our affiliates have adopted policies, procedures and controls designed to comply with the BSA and the USA PATRIOT Act.
Moreover, South Florida has been designated as a “High Intensity Financial Crime Area,” or HIFCA, by FinCEN and a “and “High Intensity Drug Trafficking Area,” or HIDTA, by the Office of National Drug Control Policy. The HIFCA program is intended to concentrate law enforcement efforts to combat money laundering efforts in higher-risk areas. The HIDTA designation makes it possible for local agencies to benefit from ongoing HIDTA-coordinated program initiatives that are working to reduce drug use. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department’s Office of Foreign Assets Control.
Regulatory Enforcement Authority
Federal and state banking laws grant substantial regulatory authority and enforcement powers to federal and state banking regulators. This authority permits bank regulatory agencies to assess civil money penalties, to issue cease and desist or removal orders, and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for either violations of laws or regulations or for unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.
Federal Home Loan Bank System
The Bank is a member of the Federal Home Loan Bank of Atlanta, which is one of 11 regional Federal Home Loan Banks. Each FHLB serves as a quasi-reserve bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the FHLB system. A FHLB makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Trustees of the FHLB.
As a member of the FHLB of Atlanta, the bank is required to own capital stock in the FHLB in an amount at least equal to 0.09% (or 9 basis points), which is subject to annual adjustments, of the Bank’s total assets at the end of each calendar year (up to a maximum of  $15 million), plus 4.25% of its outstanding advances (borrowings) from the FHLB of Atlanta under the activity-based stock ownership requirement. As of December 31, 2018, the Bank was in compliance with this requirement.
Privacy
Under the Gramm-Leach-Bliley Act, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties.

Overdraft Fee Regulation
The Electronic Fund Transfer Act prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machines, or ATM, and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. If a consumer does not opt in, any ATM transaction or debit that overdraws the consumer’s account will be denied. Overdrafts on the payment of checks and regular electronic bill payments are not covered by this new rule. Before opting in, the consumer must be provided a notice that explains the financial institution’s overdraft services, including the fees associated with the service, and the consumer’s choices. Financial institutions must provide consumers who do not opt in with the same account terms, conditions and features (including pricing) that they provide to consumers who do opt in.
Consumer Laws and Regulations
The Bank is also subject to other federal and state consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth below is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Check Clearing for the 21st Century Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair and Accurate Credit Transactions Act, the Mortgage Disclosure Improvement Act, and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with clients when taking deposits or making loans to such clients. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing client relations.
In addition, the Consumer Financial Protection Bureau issues regulations and standards under these federal consumer protection laws that affect our consumer businesses. These include regulations setting “ability to repay” standards for residential mortgage loans and mortgage loan servicing and originator compensation standards, which generally require creditors to make a reasonable, good faith determination of a consumer’s ability to repay any consumer credit transaction secured by a dwelling (excluding an open-end credit plan, timeshare plan, reverse mortgage, or temporary loan) and establishes certain protections from liability under this requirement for loans that meet the requirements of the “qualified mortgage” safe harbor. In addition, on October 3, 2015, the new TILA-RESPA Integrated Disclosure, or TRID, rules for mortgage closings took effect for new loan applications. The new TRID rules were further amended in 2017.
Future Legislative Developments
Various bills are from time to time introduced in Congress and the Florida legislature. This legislation may change banking statutes and the environment in which our banking subsidiary and we operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon our financial condition or results of operations or that of our banking subsidiary.
Current Expected Credit Loss Accounting Standard
In June 2016, the Financial Accounting Standards Board, or FASB, issued a new current expected credit loss rule, or CECL, which requires banks to record, at the time of origination, credit losses expected throughout the life of the asset portfolio on loans and held-to-maturity securities, as opposed the current practice of recording losses when it is probable that a loss event has occurred. The update also amends the accounting for credit losses on available-for-sale debt securities and financial assets purchased with credit deterioration. The accounting standard change will be effective for us, as a smaller reporting company, on January 1, 2023 if the recent proposal by FASB to delay implementation for smaller reporting companies is approved. If the delay proposal is not approved, CECL will become applicable to us on January 1, 2020. The change in accounting standards could result in an increase in our reserve for probable loan losses and require us to book loan losses sooner than under the current requirements. We are taking the necessary steps to be in compliance with the CECL accounting standard which we expect will become a critical accounting policy.

Effect of Governmental Monetary Policies
The commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the “discount window,” open market operations, changes in the Fed Funds target interest rate, the imposition of changes in reserve requirements against member banks’ deposits and assets of foreign banking centers and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, which may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The Federal Reserve’s policies are primarily influenced by the dual mandate of price stability and full employment, and to a lesser degree by short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future changes in monetary policy and the effect of such changes on our business and earnings in the future cannot be predicted.
London Inter-Bank Offered Rate (LIBOR)
We have contracts, including loan agreements, which are currently indexed to LIBOR. The use of LIBOR as a reference rate in the banking industry is beginning to decline. In 2014, a committee of private-market derivative participants and their regulators, the Alternative Reference Rate Committee, or ARRC, was convened by the Federal Reserve to identify an alternative reference interest rate to replace LIBOR. In June 2017, the ARRC announced the Secured Overnight Funding Rate, or SOFR, a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities, as its preferred alternative to LIBOR. In July 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced its intention to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. In April 2018, the Federal Reserve Bank of New York began to publish SOFR rates on a daily basis. The International Swaps and Derivatives Association, Inc. is also expected to provide guidance on fallback contract language related to derivative transactions in late 2019. We are currently evaluating risks and potential process changes arising from these developments.
Income Taxes
We are subject to income taxes at the federal level and subject to state taxation based on the laws of each state in which we operate. We file a consolidated federal tax return with a fiscal year ending on December 31. On December 22, 2017, the United States enacted tax reform legislation known as the H.R.1, commonly referred to as the “Tax Cuts and Jobs Act,” resulting in significant modifications to existing law. We completed the accounting for the effects of the new law during this period. Our financial statements for the year ended December 31, 2017, reflected certain effects of the new law, which included a reduction in the corporate tax rate from 35% to 21%, as well as other changes.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A Common Stock relevant to “Non-U.S. Holders,” as defined below, that acquire our Class A Common Stock in this offering and hold it as a capital asset. This summary is based on the provisions of the Internal Revenue Code and applicable Treasury Regulations thereunder, judicial rulings, administrative pronouncements and decisions as of the date of this prospectus, all of which are subject to change or may be subject to differing interpretations at any time, possibly with retroactive effect. We have not sought and do not plan to seek any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS or a court will agree with our statements and conclusions.
This summary is for general information purposes and does not address all U.S. federal income and estate tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. This section does not address the treatment of a Non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•
U.S. expatriates and former citizens or long-term residents of the United States;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A Common Stock being taken into account in an “applicable financial statement” (as defined in the Internal Revenue Code);

•
persons in special situations, such as those that have elected to mark securities to market or that hold our Class A Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•
banks, insurance companies, and other financial institutions;

•
investment funds, brokers, dealers or traders in securities;

•
corporations that accumulate earnings to avoid U.S. federal income tax;

•
tax-exempt organizations, pension plans or governmental organizations;

•
persons deemed to sell our Class A Common Stock under the constructive sale provisions of the Internal Revenue Code; and

•
tax-qualified retirement plans, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Internal Revenue Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
This discussion addresses only Non-U.S. Holders and does not discuss any tax considerations other than U.S. federal income tax and certain U.S. federal estate tax considerations. Each potential Non-U.S. Holder should consult its own tax advisor regarding the application of U.S. federal income and estate tax laws and the consequences of state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our Class A Common Stock.
Non-U.S. Holder Defined
For purposes of this summary, a “Non-U.S. Holder” is any beneficial owner of our Class A Common Stock that is, for U.S. federal income tax purposes:
•
a non-resident alien individual;

•
a foreign corporation (or other entity taxable as a foreign corporation);

•
an estate, the income of which is not subject to U.S. federal income taxation regardless of its source; or

•
a trust that does not have in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person and either (i) no court within the United States is able to exercise primary supervision over the trust’s administration or (ii) no U.S. persons have the authority to control all substantial decisions of that trust.

Distributions
As discussed above, we do not currently expect to pay dividends. If we do make a distribution of cash or property (other than certain stock distributions) with respect to our Class A Common Stock, any such distribution generally will be treated as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and accumulated earnings and profits, they will first constitute a tax-free return of the Non-U.S. Holder’s investment, on a share-by-share basis, that is applied against and reduces, but not below zero, such Non-U.S. Holder’s adjusted tax basis in the Class A Common Stock. Any remaining excess will be treated as capital gain realized from the sale or exchange of our Class A Common Stock as described below under “— Gain on Disposition of Class A Common Stock.”
Subject to the discussions below under “— Information Reporting and Backup Withholding” and “— Foreign Accounts” and the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. In order to receive a reduced treaty withholding tax rate and to avoid backup withholding, as described below, a Non-U.S. Holder must furnish a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) prior to the payment of the dividend certifying under penalties of perjury that the Non-U.S. Holder is entitled to a reduction in withholding under an applicable income tax treaty. A Non-U.S. Holder that holds our Class A Common Stock through a financial institution or other agent will be required to provide appropriate documentation to the financial institution or other agent, which then will be required to provide certification to us or our paying agent either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced income tax treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying under penalties of perjury that the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so provides, attributable to a permanent establishment or fixed base maintained in the United States).
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates that also apply to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Gain on Disposition of Class A Common Stock
Subject to the discussions below under “— Information Reporting and Backup Withholding” and “— Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of our Class A Common Stock (including a redemption treated as a sale or exchange rather than a distribution for U.S. federal income tax purposes) unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•
the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
we are or have been a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period for our Class A Common Stock (the “relevant period”) and the Non-U.S. Holder (i) disposes of our Class A Common Stock during a calendar year when our Class A Common Stock is not regularly traded on an established securities market or (ii) owned (directly, indirectly, and constructively) more than 5% of our Class A Common Stock at any time during the relevant period.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates that also apply to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder, provided the Non-U.S. Holder timely files a U.S. federal income tax return with respect to such losses.
Gain from a disposition of our Class A Common Stock described in the third bullet point above will be subject to tax generally as if the gain were effectively connected with the conduct of a trade or business in the United States, except that the “branch profits tax” will not apply. We believe we currently are not, and we do not anticipate becoming, a USRPHC; however, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.
Information Reporting and Backup Withholding
Except as described below, payments of dividends and the payment of the proceeds from the sale of our Class A Common Stock effected at a U.S. office of a broker on our Class A Common Stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with the Treasury Regulations, or otherwise establishes an exemption.
However, we are required to file information returns with the IRS in connection with any dividends on our Class A Common Stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Payment of the proceeds from the sale of our Class A Common Stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our Class A Common Stock by a Non-U.S. Holder that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if  (1) the proceeds are transferred to an account maintained by the Non-U.S. Holder in the United States, (2) the payment of proceeds or the confirmation of the sale is mailed to the Non-U.S. Holder at a U.S. address or (3) the sale has some other specified connection with the United States as provided in the Treasury Regulations, unless, in each case, the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or the Non-U.S. Holder otherwise establishes an exemption.

In addition, a sale of Class A Common Stock will be subject to information reporting if it is effected at a foreign office of a broker that is (1) a United States person, (2) a “controlled foreign corporation” for U.S. federal income tax purposes, (3) a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period or (4) a foreign partnership, if at any time during its tax year (a) one or more of its partners are “U.S. persons,” as defined in the Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or (b) such foreign partnership is engaged in the conduct of a trade or business in the United States, in each case unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or an exemption is otherwise established. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the holder is a United States person.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Internal Revenue Code (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on payments of dividends on our Class A Common Stock, or (subject to the proposed Treasury Regulations discussed below) on gross proceeds from the sale or other disposition of our Class A Common Stock on or after January 1, 2019 to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Internal Revenue Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Internal Revenue Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Internal Revenue Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Withholding under FATCA generally applies to payments of dividends on our Class A Common Stock and, on or after January 1, 2019, to payments of gross proceeds from a sale or other disposition of our Class A Common Stock. Withholding agents may, however, rely on recently proposed U.S. Treasury Regulations that would no longer require FATCA withholding on payments of gross proceeds. A withholding agent such as a broker, and not the Bank, will determine whether or not to implement gross proceeds FATCA withholding on or after January 1, 2019.
If a dividend payment is subject to withholding both under FATCA and the withholding tax rules discussed above under “Distributions” above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Holders of Class A Common Stock should consult their own tax advisors regarding these requirements and whether they may be relevant to their ownership and disposition of the Class A Common Stock.
Under certain circumstances, a Non-U.S. Holder will be eligible for refunds or credits of withholding taxes imposed under FATCA by filing a U.S. federal income tax return. Prospective investors should consult their tax advisors regarding the effect of FATCA on their ownership and disposition of our Class A Common Stock.
U.S. Federal Estate Tax
The estate of a nonresident alien individual decedent is generally subject to U.S. federal estate tax on property having a U.S. situs. Because we are a U.S. corporation, our Class A Common Stock will be U.S.

situs property and therefore will be included in the taxable estate of a nonresident alien decedent at the time of the decedent’s death, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. An estate tax credit is available to reduce the net tax liability of a nonresident alien’s estate, but the estate tax credit for a nonresident alien is generally much smaller than the applicable credit for computing the estate tax of a U.S. resident. Nonresident aliens should consult their personal tax advisors regarding the U.S. federal estate tax consequences of owning our Class A Common Stock.
THIS DISCUSSION IS NOT INTENDED TO BE, AND DOES NOT CONSTITUTE, TAX ADVICE. NON-U.S. HOLDER’S SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

UNDERWRITING
We and the selling shareholder are offering the shares of our Class A Common Stock described in this prospectus in an underwritten offering in which we, the selling shareholder, Stephens Inc. and Keefe, Bruyette & Woods, Inc., as representatives for the underwriters named below, are entering into an underwriting agreement with respect to the shares of our Class A Common Stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase, and we and the selling shareholder have severally agreed to sell, the number of shares of our Class A Common Stock indicated in the following table:
Number of Shares
Stephens Inc.
Keefe, Bruyette & Woods, Inc.
Hovde Group, LLC
Total
The underwriters are offering the shares of our Class A Common Stock subject to a number of conditions, including receipt and acceptance of our Class A Common Stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions.
The underwriting agreement between us, the selling shareholder, and the underwriters provides that if any underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.
In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically. See “Electronic Distribution.”
Underwriting Discount
Shares of our Class A Common Stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of our Class A Common Stock sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. Any of these securities dealers may resell any shares of our Class A Common Stock purchased from the underwriters to other brokers or dealers at a discount of up to $      per share from the initial public offering price. If all of the shares of our Class A Common Stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of our Class A Common Stock made outside of the United States may be made by affiliates of the underwriters.
The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us and the selling shareholder. The amounts shown assume either no exercise or full exercise by the underwriters of their option to purchase additional shares of our Class A Common Stock, discussed below:
	Per share	No Exercise	Full Exercise
Initial public offering price	$	$	$
Underwriting discount
Proceeds to us, before expenses
Proceeds to the selling shareholder, before expenses
We estimate the expenses of this offering, not including the underwriting discount, to be $      , and such expenses are payable by us, including with respect to the selling shareholder. We and the selling shareholder have also agreed to reimburse the underwriters up to $      for certain of their offering expenses, including their counsel fees and expenses related to FINRA matters, the directed share program and certain costs related to the roadshow. In accordance with FINRA Rule 5110, these reimbursed fees and expenses are deemed underwriting compensation for this offering.

Option to Purchase Additional Shares
We and the selling shareholder have granted the underwriters an option to purchase up to an additional       shares of our Class A Common Stock from us, at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option, in whole or in part, from time to time for a period of 30 days from the date of this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our Class A Common Stock proportionate to the number of shares reflected next to such underwriter’s name in the table above relative to the total number of shares reflected in such table.
Lock-Up Agreements
We, the selling shareholder, our executive officers and directors, and certain of our shareholders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons have agreed not to, directly or indirectly, without the prior written approval of the representatives and subject to certain limited customary exceptions:
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer any shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for our Class A Common Stock, whether now owned or hereafter acquired, or with respect to which we or such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration of any of the foregoing, or file or cause to be filed any registration statement in connection therewith under the Securities Act, with respect to any of the foregoing;

•
enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for our Class A Common Stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our Class A Common Stock or other securities, in cash or otherwise; or

•
publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement.

These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representatives may, in their sole discretion, waive or release all or some of the shares (or the other securities restricted thereby) from these lock-up agreements. However, as to any of our executive officers or directors, the representatives have agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.
These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with our common stock to the same extent as they apply to our Class A Common Stock. They also apply to Class A Common Stock owned now or later acquired by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In addition, BayBoston Capital L.P., EJF Side Car Fund, Series LLC — Series E, RMB Capital Management, LLC and their respective affiliates have agreed to not exercise their demand or piggyback registration rights during the lock-up period, except that the registration rights waiver by BayBoston Capital L.P. is contingent upon it participating as a selling shareholder in this offering for 241,885 shares of its Class A Common Stock.
Pricing of the Offering
Prior to this offering, there has been no established public market for our Class A Common Stock. The initial public offering price will be determined by negotiations between us, the selling shareholder, and the representatives of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our Class A Common Stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management, the recent market prices of, and demand for, publicly traded common stock of comparable companies, the consideration of the above factors in relation to market valuation of comparable companies in related businesses and other factors deemed relevant by the underwriters and us. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market for the shares of our Class A Common Stock will develop. It is also possible that the shares of our Class A Common Stock will not trade in the public market at or above the initial public offering price following the completion of this offering.
Exchange Listing
We intend to apply to list our Class A Common Stock on the Nasdaq Global Market under the symbol “PFHD.”
Indemnification and Contribution
We and the selling shareholder have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.
Price Stabilization, Short Positions, and Penalty Bids
To facilitate this offering and in accordance with Regulation M under the Exchange Act, or Regulation M, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A Common Stock, including:
•
stabilizing transactions;

•
short sales; and

•
purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or mitigating a decline in the market price of our Class A Common Stock while this offering is in progress. These transactions may also include making short sales of our Class A Common Stock, which involve the sale by the underwriters of a greater number of shares of our Class A Common Stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their option to purchase additional shares from us, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option to purchase additional shares described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A Common Stock in the open market that could adversely affect investors who purchased in this offering.
As an additional means of facilitating this initial public offering, the underwriters may bid for, and purchase, shares of our Class A Common Stock in the open market. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our Class A Common Stock in this offering, if the syndicate repurchases previously distributed shares of our Class A Common Stock to cover syndicate short positions or to stabilize the price of our Class A Common Stock.

As a result of these activities, the price of our Class A Common Stock may be higher than the price that otherwise might exist in the open market. Neither we, the selling shareholder, nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Class A Common Stock. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.
Passive Market Making
In connection with this offering, the underwriters may engage in passive market making transactions in our Class A Common Stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our Class A Common Stock and extending through the completion of the distribution of this offering. A passive market maker must generally display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the passive market maker may continue to bid and effect purchases at a price exceeding the then highest independent bid until specified purchase limits are exceeded, at which time such bid must be lowered to an amount no higher than the then highest independent bid. Passive market making may cause the price of our Class A Common Stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In connection with this offering, the underwriters or certain securities dealers may distribute prospectuses electronically. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the shares of our Class A Common Stock offered by this prospectus for sale at the initial offering price to certain of our directors, executive officers, employees and business associates. We will offer these reserved shares to the extent permitted under applicable laws and regulations in the United States through a directed share program. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. We do not know if these persons will choose to purchase all or any portion of the reserved shares but the number of shares of our Class A Common Stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our Class A Common Stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A Common Stock offered by this prospectus.
Affiliations
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in those securities and instruments.
In addition to the above relationship as underwriter, Stephens Professional Holding LLC, an affiliate of Stephens Inc., is the beneficial owner of 279,177 shares of our Class A Stock, which represents approximately 5.4% of the outstanding shares of our Class A Common Stock, as of August 31, 2019.
Selling Restrictions
Prohibition of Sales to European Economic Area Retail Investors
Shares of our Class A Common Stock are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area, or EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended, referred to as MiFID II; or (ii) a customer within the meaning of Directive 2002/92/EC, as amended, referred to as the Insurance Mediation Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No. 1286/2014, as amended, referred to as the PRIIPs Regulation, for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.
European Economic Area
In relation to each member state of the EEA, each a Member State, no offer of shares to the public has been or will be made in that Member State, except that offers of shares to the public may be made in that Member State at any time under the following exemptions under the Prospectus Regulation:
•
to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of the above provisions, the expression “an offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors (as defined in the Prospectus Regulation) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial

Promotion) Order 2005, as amended, referred to herein as the Order, (ii) high net worth companies falling within Article 49(2)(a) to (d) of the Order and (iii) other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.
This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.
Canada
The shares offered hereby may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of our Class A Common Stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS
The validity of the shares of our Class A Common Stock offered by this prospectus will be passed upon for us by Gunster, Yoakley & Stewart, P.A., Fort Lauderdale, Florida. Covington & Burling LLP, Washington, D.C., is acting as counsel for the underwriters in this offering.
EXPERTS
The consolidated financial statements of Professional Holding Corp. and its subsidiary as of and for the years ended December 31, 2018 and 2017, have been included herein in reliance upon the reports of Crowe LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as an expert in accounting and auditing.
The consolidated financial statements of Marquis Bancorp, Inc. and its subsidiary as of and for the years ended December 31, 2018 and 2017, have been included herein in reliance upon the reports of Crowe LLP, an independent auditor, appearing elsewhere herein, and upon the authority of such firm as an expert in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of our Class A Common Stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. Our filings as well as a copy of the registration statement, including the exhibits and schedules to the registration statement, are available on the SEC’s website at www.sec.gov.
Upon completion of this offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and obtain copies of these reports and proxy and information statements and other information electronically at the SEC’s Internet addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent registered public accounting firm.
We also maintain a website at www.myprobank.com. On our website we will make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on, or accessible through, our website or any other website cited in this prospectus is not part of, or incorporated by reference into, this prospectus.

FINANCIAL STATEMENTS OF PROFESSIONAL HOLDING CORP.

PROFESSIONAL HOLDING CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
(Dollar amounts in thousands, except share data)
	June 30, 2019	December 31, 2018
ASSETS
Cash and due from banks	$22,397	$10,451
Interest-bearing deposits	66,893	54,391
Federal funds sold	24,503	22,041
Cash and cash equivalents	113,793	86,883
Securities available for sale, at fair value	22,834	19,585
Securities held to maturity (fair value June 30, 2019 – $248; fair value Dec 31, 2018 – $265)	237	259
Equity securities	968	942
Loans, net of allowance of $6,069 and $5,685 as of June 30, 2019 and December 31, 2018, respectively	715,804	601,480
Federal Home Loan Bank stock, at cost	2,782	2,192
Federal Reserve Bank stock, at cost	1,833	1,472
Accrued interest receivable	2,445	1,979
Premises and equipment, net	3,683	3,349
Company owned life insurance	16,591	8,449
Deferred tax asset	1,627	1,750
Other assets	7,846	1,283
	$890,444	$729,625
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand – non-interest bearing	$165,975	$130,245
Money market, NOW accounts, and savings accounts	466,728	379,479
Time deposits	107,055	93,578
Total deposits	739,758	603,302
Federal Home Loan Bank advances	50,000	40,000
Official checks	3,126	1,958
Income taxes payable	105	37
Accrued interest and other liabilities	16,533	4,647
Total liabilities	809,522	649,944
Commitments and contingent liabilities
Stockholders’ equity
Preferred stock, 10,000,000 shares authorized, none issued	—	—
Class A Voting Common stock, $0.01 par value; 50,000,000 shares authorized, 5,185,803 and 5,171,700 shares issued and outstanding as of June 30, 2019 and December 31, 2018	53	52
Class B Non-Voting Common stock, $0.01 par value; 10,000,000 shares authorized, 752,184 shares issued and outstanding as of June 30, 2019 and December 31, 2018	7	7
Treasury stock, at cost	(655)	(220)
Additional paid-in capital	76,612	76,152
Retained earnings	4,969	4,115
Accumulated other comprehensive loss	(64)	(425)
Total stockholders’ equity	80,922	79,681
	$890,444	$729,625
See notes to unaudited condensed financial statements.

PROFESSIONAL HOLDING CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)
(Dollar amounts in thousands)
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Interest income
Loans, including fees	$8,712	$5,856	$16,787	$11,344
Taxable securities	161	171	332	303
Dividend income on restricted stock	70	48	127	86
Other	555	282	1,024	409
Total interest income	9,498	6,357	18,270	12,142
Interest expense
Deposits	2,398	1,055	4,411	1,940
Federal Home Loan Bank advances	269	162	507	278
Total interest expense	2,667	1,217	4,918	2,218
Net interest income	6,831	5,140	13,352	9,924
Provision for loan losses	495	270	382	490
Net interest income after provision for loan losses	6,336	4,870	12,970	9,434
Non-interest income
Service charges on deposit accounts	281	156	357	285
Income from Company owned life insurance	85	72	142	145
Gain on sale of securities	3	—	3	—
Other	554	280	781	474
Total non-interest income	923	508	1,283	904
Non-interest expense
Salaries and employee benefits	4,558	3,300	8,872	6,219
Occupancy and equipment	602	484	1,123	9013
Data processing	162	155	324	313
Marketing	133	96	272	219
Professional fees	307	175	582	272
Regulatory assessments	145	120	307	253
Other	630	559	1,567	1,045
Total non-interest expense	6,537	4,889	13,047	9,224
Income before income taxes	722	490	1,206	1,115
Income tax provision	(223)	(181)	(352)	(369)
Net income	499	309	854	746
Earnings per share:
Basic	$0.08	$0.06	$0.14	$0.15
Diluted	$0.08	$0.06	$0.14	$0.15
Other comprehensive income:
Unrealized holding gain (loss) on securities available for sale	215	(65)	483	(202)
Tax effect	(54)	16	(122)	51
Other comprehensive loss, net of tax	161	(49)	361	(151)
Comprehensive income	$660	$259	$1,215	$595
See notes to unaudited condensed financial statements.

PROFESSIONAL HOLDING CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)
(Dollar amounts in thousands, except share data)
	Preferred Stock		Common Stock		Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
Balance at March 31, 2019	—	$—	5,916,987	$60	$(393)	$76,244	$4,470	$(225)	$80,156
Issuance of Common Stock, net of cost	—	—	36,000	—	—	330	—	—	331
Employee stock purchase plan	—	—	—	—	—	30	—	—	30
Treasury Stock	—	—	(15,000)	—	(263)	—	—	—	(263)
Net income	—	—	—	—	—	—	499	—	499
Other comprehensive loss	—	—	—	—	—	—	—	161	161
Stock based compensation	—	—	—	—	—	8	—	—	8
Balance at June 30, 2019	—	—	5,937,987	60	(655)	76,612	4,969	(64)	80,922
Balance at March 30, 2018
Issuance of Common Stock, net of cost	—	$—	4,818,267	$48	$(220)	$55,988	$2,446	$(304)	$57,958
Employee stock purchase plan	—	—	—	—	—	27	—	—	27
Treasury Stock	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	309	—	309
Other comprehensive loss	—	—	—	—	—	—	—	(49)	(49)
Stock based compensation	—	—	—	—	—	10	—	—	10
Balance at June 30, 3018	—	$—	4,818,267	$48	$(220)	$56,025	$2,755	$(353)	$58,255
Balance at December 31, 2018	—	$—	5,923,884	$59	$(220)	$76,152	$4,115	$(425)	$79,681
Issuance of Common Stock, net of cost	—	—	39,103	1	—	385	—	—	386
Employee stock purchase plan	—	—	—	—	—	57	—	—	57
Treasury Stock	—	—	(25,000)	—	(435)	—	—	—	(435)
Net income	—	—	—	—	—	—	854	—	854
Other comprehensive loss	—	—	—	—	—	—	—	361	361
Stock based compensation	—	—	—	—	—	18	—	—	18
Balance at June 30, 2019	—	—	5,937,987	60	(655)	76,612	4,969	(64)	80,922
Balance at December 31, 2017	—	$—	4,818,267	$48	$(220)	$55,957	$2,009	$(202)	$57,592
Issuance of Common Stock, net of cost	—	—	—	—	—	—	—	—	—
Employee stock purchase plan	—	—	—	—	—	45	—	—	45
Treasury Stock	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	746	—	746
Other comprehensive loss	—	—	—	—	—	—	—	(151)	(151)
Stock based compensation	—	—	—	—	—	23	—	—	23
Balance at June 30, 2018	—	$—	4,818,267	$48	$(220)	$56,025	$2,755	$(353)	$58,255
See notes to unaudited condensed financial statements.

PROFESSIONAL HOLDING CORP.
CONSOLIDATED SATEMENTS OF CASH FLOWS (Unaudited)
(Dollar amounts in thousands)
	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities
Net income	$854	$746
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	382	490
Deferred income tax benefit	199	24
Depreciation and amortization	156	156
Gain on Sale of Securities	3	—
Net amortization of securities	(278)	(142)
Net amortization on deferred loan fees	407	231
Stock compensation	57	45
Income from company owned life insurance	(142)	(121)
Changes in operating assets and liabilities:
Accrued interest receivable	(466)	(212)
Other assets	(635)	(152)
Official checks, accrued interest, interest payable and other liabilities	7,194	6,407
Net cash from operating activities	7,731	7,472
Cash flows from investing activities
Proceeds from maturities and paydowns of securities available for sale	3,090	2,448
Proceeds from paydowns of securities held to maturity	22	29
Purchase of securities available for sale	(10,308)	—
Sale of securities available for sale	4,504	—
Loans originations, net of principal repayments	(115,113)	(50,506)
Purchase of Federal Reserve Bank stock	(361)	(120)
Purchase of Federal Home Loan Bank Stock	(1,015)	(783)
Proceeds of Federal Home Loan Bank Stock	425	—
Purchase of company owned life insurance	(8,000)	—
Purchases of premises and equipment	(490)	(590)
Net cash used in investing activities	(127,246)	(49,522)
Cash flows from financing activities
Net increase in deposits	136,456	65,196
Proceeds from issuance of stock	386	—
Issuance costs of common stock	18	23
Purchase of treasury stock	(435)	—
Proceeds from Federal Home Loan Bank advances	20,000	15,000
Repayments of Federal Home Loan advances	(10,000)	—
Net cash provided by financing activities	146,425	80,219
Increase in cash and cash equivalents	26,910	38,169
Cash and cash equivalents at beginning of year	86,883	37,126
Cash and cash equivalents at end of year	$113,793	$75,295
Supplemental cash flow information:
Cash paid during the year for interest	$4,891	$2,096
Cash paid during the year for taxes	389	385
Supplemental noncash disclosures:
Other comprehensive loss – change in unrealized loss on securities available for sale, net of tax	$361	$(151)
Adoption of right of use asset – lease recognition standard	$5,673	$—
See notes to unaudited condensed financial statements.

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)
(Tables in thousands, except share data)
NOTE 1 — BASIS OF PRESENTATION
Basis of Presentation:   The accompanying unaudited condensed consolidated financial statements of Professional Holding Corp. and its subsidiary, Professional Bank, collectively (the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Certain prior period amounts have been reclassified to conform to the current period presentation.
Operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019 or any other period. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Financial Statements for the year ended December 31, 2018.
Adoption of new accounting pronouncements:
ASU 2016-01:   In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities.” This ASU addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments by making targeted improvements to GAAP as follows: (1) require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer; (2) simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairments exists, an entity is required to measure the investment at fair value; (3) eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (4) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (5) require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet of the accompanying Notes to the Financial Statements; and (6) clarity that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. ASU No. 2016-01 is effective for interim and annual reporting periods beginning after December 15, 2017. The new guidance did not impact the Company’s Consolidated Financial Statements.
ASU 2016-02:   On January 1, 2019, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2016-02, “Leases”, and all the related amendments (collectively, Accounting Standards Codification “ASC” Topic 842) through a cumulative-effect adjustment.
The new guidance requires a lessee to recognize at the transition date right-of-use assets (“ROUA”) and lease liabilities for all operating leases. Upon adoption, the Company recognized ROUAs of  $5.9 million and lease liabilities of  $6.2 million. Operating lease liabilities are measured based on the present value of lease payments over the lease term. At the transition date, ROUA was determined by adjusting lease liabilities for the carrying balances of deferred rent under ASC Topic 840 Leases, cease-use liabilities under ASC Topic 420 Exit or Disposal Cost Obligations, and assets and liabilities recognized under ASC Topic 805 Business Combinations for acquired operating leases, which aggregated to $300 thousand.
We determine if an arrangement is a lease at the inception of a lease. ROUAs represent our right to use the underlying asset and lease liabilities represent our obligation to make lease payments for the lease term. Operating lease ROUAs and liabilities are recognized at commencement date based on the present value of

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) (Continued)
(Tables in thousands, except share data)

NOTE 1 — BASIS OF PRESENTATION (Continued)

lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the appropriate term and information available at commencement date in determining the present value of lease payments. The lease term may include options to extend the lease when it is reasonably certain that we will exercise that option. ROUAs and operating lease liabilities are reported in Other Assets and Other Liabilities, respectively, in the Consolidated Balance Sheet. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
The Company elected certain practical expedients offered by the FASB for all classes of leased assets. As a result, the Company has not reassessed whether existing contracts are or contain leases, nor has the Company reassessed the classification of existing leases. The Company elected not to separate lease and non-lease components and instead accounts for them as a single lease component. The Company also elected to exclude short-term leases from the recognition of right-of-use assets and lease liabilities. Therefore, if the lease term is equal to or less than twelve months (including the renewal options that we are reasonably certain to exercise) and we are not reasonably certain to exercise any available purchase options in the lease, we do not apply the new lease accounting guidance for those leases. The Company did not elect the hindsight practical expedient, which allows entities to use hindsight when determining lease term and impairment of ROUAs.
NOTE 2 — RECENTLY ISSUED ACCOUNTING STANDARDS, NOT YET ADOPTED
The following provides a brief description of accounting standards that have been issued but are not yet adopted that could have a material effect on the Company’s financial statements:
ASU 2016-13, Financial Instruments – Credit Losses (Topic 326)
Description	In June 2016, FASB issued guidance to replace the incurred loss model with an expected loss model, which is referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables and held to maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (i.e. loan commitments, standby letters of credit, financial guarantees and other similar instruments).
Date of Adoption	For PBEs that meet the definition of an SEC filer, the standard will be effective for fiscal years beginning after December 15, 2019, including interim periods in those fiscal years. For calendar year-end SEC filers, it is effective for March 31, 2020 interim financial statements. For PBEs that are non-SEC filers and for SEC filers that are considered emerging growth companies, it is effective for January 1, 2021.
Effect on the Consolidated Financial Statements	The Company’s management is in the process of evaluating and implementing changes to credit loss estimation models and related processes. Updates to business processes and the documentation of accounting policy decisions are ongoing. The company may recognize an increase in the allowance for credit losses upon adoption, recorded as a one-time cumulative adjustment to retained earnings. However, the magnitude of the impact on the Company’s consolidated financial statements has not yet been determined. The Company will adopt this accounting standard effective January 1, 2021.

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) (Continued)
(Tables in thousands, except share data)

NOTE 3 — EARNINGS PER SHARE
Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the year.
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Basic earnings per share:
Net Income	$499	$308	$854	$746
Total weighted average common stock outstanding	5,919	4,818	5,920	4,818
Net income per share	$0.08	$0.06	$0.14	$0.15
Diluted earnings per share:
Net Income	$499	$308	$854	$746
Total weighted average common stock outstanding	5,919	4,818	5,920	4,818
Add: Dilutive effect of employee stock options	204	219	214	219
Total weighted average diluted stock outstanding	6,123	5,037	6,134	5,037
Net income per share	$0.08	$0.06	$0.14	$0.15
For both the three and six months ended June 30, 2019 and June 30, 2018, there were no stock options that were anti-dilutive.
NOTE 4 — SECURITIES
The following table summarizes the amortized cost and fair value of securities available-for-sale and securities held-to-maturity at June 30, 2019 and December 31, 2018 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive loss and gross unrecognized gains and losses:
June 30, 2019	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale
Small Business Administration loan pools	$10,418	$14	$(80)	$10,352
Mortgage-backed securities	5,977	9	(78)	5,908
US Agency Securities	4,492	82	—	4,574
Corporate bonds	2,000	1	(1)	2,000
Total available-for-sale	$22,887	$106	$(159)	$22,834

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held-to-Maturity
Mortgage-backed securities	$237	$11	$—	$248
Total Held-to-Maturity	$237	$11	$—	$248

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) (Continued)
(Tables in thousands, except share data)

NOTE 4 — SECURITIES (Continued)

December 31,2018	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale
Small Business Administration loan pools	$7,563	$—	$(114)	$7,449
Mortgage-backed securities	6,533	2	(227)	6,308
US Agency Securities	—	—	—	—
Corporate bonds	6,000	21	(193)	5,828
Total available-for-sale	$20,096	$23	$(534)	$19,585

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held-to-Maturity
Mortgage-backed securities	$259	$6	$—	$265
Total Held-to-Maturity	$259	$6	$—	$265
As of June 30, 2019 and December 31, 2018, Corporate bonds are comprised primarily of investments in the financial services industry. Proceeds from the sales of securities during the three and six months ended June 30, 2019 were $0 and $4.5 million, with a gain of  $3 thousand and 0, respectively. There were no sales of securities for the year ended December 31, 2018.
The scheduled maturities of securities as of June 30, 2019 are as follows. The amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.
	June 30, 2019
	Amortized Cost	Fair Value
Available-for-sale
Due in one year or less	$170	$170
Due after one year through five years	5,868	5,908
Due after five years through ten years	9,010	8,992
Due after ten years	7,839	7,764
Total	$22,887	$22,834
Held-to-maturity
Mortgage-backed securities	$237	$248
Total	$237	$248
At June 30, 2019 and December 31, 2018, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) (Continued)
(Tables in thousands, except share data)

NOTE 4 — SECURITIES (Continued)

The tables below indicate the fair value of debt securities with unrealized losses and the period of time for which these losses were outstanding at June 30, 2019 and December 31, 2018, respectively, aggregated by major security type and length of time in a continuous unrealized loss position:
	Less Than 12 Months		12 Months or Longer		Total
June 30, 2019	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale
SBA loan pools	$1,181	$(2)	$5,066	$(78)	$6,247	$(80)
Mortgage-backed	—	—	4,760	(78)	4,760	(78)
US Agency Securities	—	—	—	—	—	—
Corporate bonds	—	—	499	(1)	499	(1)
Total available-for-sale	$1,181	$(2)	$10,325	$(157)	$11,506	$(159)

	Less Than 12 Months		12 Months or Longer		Total
December 31, 2018	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale
SBA loan pools	$1,212	$—	$5,934	$(98)	$7,146	$(114)
Mortgage-backed	—	(16)	5,964	(227)	5,964	(227)
US Agency Securities	—	—	—	—	—	—
Corporate bonds	1,812	(188)	495	(5)	2,307	(193)
Total available-for-sale	$3,024	$(204)	$12,393	$(330)	$15,417	$(534)
The unrealized holding losses within the investment portfolio are considered to be temporary and are mainly due to changes in the interest rate cycle. The unrealized loss positions may fluctuate positively or negatively with changes in interest rates or spreads. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at June 30, 2019. No credit losses were recognized in operations during the six months ended June 30, 2019 or during 2018.
NOTE 5 — LOANS
Loans at June 30, 2019 and December 31, 2018 were as follows:
	June 30, 2019	December 31, 2018
Commercial real estate	$253,870	$191,930
Residential real estate	324,983	311,404
Commercial	102,013	83,276
Construction and development	35,522	17,608
Consumer and other loans	6,184	3,244
	722,572	607,462
Less –
Unearned loan origination fees (costs), net	(699)	(297)
Allowance for loan losses	(6,069)	(5,685)
	$715,804	$601,480

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) (Continued)
(Tables in thousands, except share data)

NOTE 5 — LOANS (Continued)

As of June 30, 2019, there were three loans individually evaluated for impairment with one of those loans requiring an impairment with an allowance recorded. As of December 31, 2018 there were no loans individually evaluated for impairment with an allowance recorded. The recorded investment in loans excludes accrued interest receivable and net deferred loan fees due to immateriality.
The bank had one loan for $1.1 million in nonaccrual as of June 30, 2019. The bank had no loans on nonaccrual as of December 31, 2018.
There are no loans past due over 90 days still accruing as of June 30, 2019 or December 31, 2018.
The following table presents the aging of the recorded investment in past due loans as of June 30, 2019 and December 31, 2018 by class of loans:
June 30, 2019	30 – 59 Days Past Due	60 – 89 Days Past Due	Nonaccrual	Total Past Due	Loans Not Past Due	Total
Commercial real estate	$—	$728	$1,068	$1,796	$252,074	$253,870
Residential real estate	—	—	—	—	324,983	324,983
Commercial	—	2,455	—	2,455	99,558	102,013
Construction and land dev	—	—	—	—	35,522	35,522
Consumer and other	—	—	—		6,184	6,184
Total	$—	$3,183	$1,068	$4,251	$718,321	$722,572

December 31, 2018	30 – 59 Days Past Due	60 – 89 Days Past Due	Nonaccrual	Total Past Due	Loans Not Past Due	Total
Commercial real estate	$2,478	$—	$—	$2,478	$189,452	$191,930
Residential real estate	257	—	—	257	311,147	311,404
Commercial	1,081	—	—	1,081	82,195	83,276
Construction and land dev	—	—	—	—	17,608	17,608
Consumer and other	—	—	—		3,244	3,244
Total	$3,816	$—	$—	$3,816	$603,646	$607,462
At June 30, 2019, there was three impaired loans with recorded investments totaling $1.4 million with $603 thousand allowance. At December 31, 2018, there were two impaired residential real estate loans with recorded investments totaling $357 thousand with no allowance. The three- and six-month average net investment on the impaired residential real estate and commercial loans during 2019 was $507 thousand and $422 thousand, accordingly. The three- and six-month average net investment on the impaired residential real estate and commercial loans during 2019 was $354 thousand and $352 thousand, accordingly. The residential real estate loans had $15 thousand interest income recognized which was equal to cash basis interest income.
Troubled Debt Restructurings:
The principal carrying balance of loans that specifically met the criteria for consideration as a troubled debt restructuring was $374 thousand and $357 thousand as of June 30, 2019 and December 31, 2018, respectively. The Company has allocated no specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of June 30, 2019 and December 31, 2018. The Company has not committed any additional amounts to customers whose loans are classified as a troubled debt restructuring.

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) (Continued)
(Tables in thousands, except share data)

NOTE 5 — LOANS (Continued)

There were no loans modified as troubled debt restructurings during the period ending June 30, 2019 or December 31, 2018.
Credit Quality Indicators:
The Corporation categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt including: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Generally, all credits, aside from residential loans, greater than $500 thousand are reviewed no less than annually to monitor and adjust, if necessary, the credit risk profile. Loans classified as substandard or special mention are reviewed quarterly by the Corporation for further evaluation to determine if they are appropriately classified and whether there is any impairment. Beyond the annual review, all loans are graded upon initial issuance. In addition, during the renewal process of any loan, as well as if a loan becomes past due, the Corporation will determine the appropriate loan grade.
Loans excluded from the review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Corporation for a modification. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard, doubtful, or even charged-off. The Corporation uses the following definitions for risk ratings:
Pass:   A Pass loan’s primary source of loan repayment is satisfactory, with secondary sources very likely to be realized if necessary. The pass category includes the following:
Riskless:   Loans that are fully secured by liquid, properly margined collateral (listed stock, bonds, or other securities; savings accounts; certificates of deposit; loans or that portion thereof which are guaranteed by the U.S. Government or agencies backed by the “full faith and credit” thereof; loans secured by properly executed letters of credit from prime financial institutions).
High Quality Risk:   Loans to recognized national companies and well-seasoned companies that enjoy ready access to major capital markets or to a range of financing alternatives. Borrower’s public debt offerings are accorded highest ratings by recognized rating agencies, e.g., Moody’s or Standard & Poor’s. Companies display sound financial conditions and consistent superior income performance. The borrower’s trends and those of the industry to which it belongs are positive.
Satisfactory Risk:   Loans to borrowers, reasonably well established, that display satisfactory financial conditions, operating results and excellent future potential. Capacity to service debt is amply demonstrated. Current financial strength, while financially adequate, may be deficient in a number of respects. Normal comfort levels are achieved through a closely monitored collateral position and/or the strength of outside guarantors.
Moderate Risk:   Loans to borrowers who are in non-compliance with periodic reporting requirements of the loan agreement, and any other credit file documentation deficiencies, which do not otherwise affect the borrower’s credit risk profile. This may include borrowers who fail to supply updated financial information that supports the adequacy of the primary source of repayment to service the Bank’s debt and prevents bank management to evaluate the borrower’s current debt service capacity. Existing loans will include those with consistent track record of timely loan payments, no material adverse changes to underlying collateral, and no material adverse change to guarantor(s) financial capacity, evidenced by public record searches.
Special mention:   A Special Mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or the Corporation’s credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) (Continued)
(Tables in thousands, except share data)

NOTE 5 — LOANS (Continued)

Substandard:   A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Corporation will sustain some loss if the deficiencies are not corrected.
Doubtful:   A loan classified Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.
Loss:   A loan classified Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.
Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:
June 30, 2019	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate	$249,654	$1,761	$2,455	$—	$253,870
Residential real estate	320,192	4,791	—	—	324,983
Commercial	100,077	139	1,797	—	102,013
Construction and land development	35,522	—	—	—	35,522
Consumer	6,184	—	—	—	6,184
Total	$711,629	$6,691	$4,252	$—	$722,572

December 31, 2018	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate	$189,228	$2,702	$—	$—	$191,930
Residential real estate	311,013	391	—	—	311,404
Commercial	82,668	577	31	—	83,276
Construction and land development	17,608	—	—	—	17,608
Consumer	3,244	—	—	—	3,244
Total	$603,761	$3,670	$31	$—	$607,462

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) (Continued)
(Tables in thousands, except share data)

NOTE 6 — Allowance for Loan Losses
The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method for the three and six month periods ended June 30, 2019 and 2018:
	Commercial Real Estate	Residential Real Estate	Commercial	Construction and land Development	Consumer and Other	Total
Three months ended June 30, 2019:
Allowance for loan losses:
Beginning balance	$1,086	$2,544	$1,527	$344	$71	$5,572
Provision for loan losses	225	115	51	27	77	495
Loans charged-off	—	—	—	—	—	—
Recoveries	—	—	—	—	2	2
Total ending allowance balance	$1,311	$2,659	$1,578	$371	$150	$6,069

	Commercial Real Estate	Residential Real Estate	Commercial	Construction and land Development	Consumer and Other	Total
Three months ended June 30, 2018:
Allowance for loan losses:
Beginning balance	$1,042	$1,244	$2,190	$245	$34	$4,755
Provision for loan losses	116	299	(151)	(10)	16	270
Loans charged-off	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—
Total ending allowance balance	$1,158	$1,543	$2,039	$235	$50	$5,025

	Commercial Real Estate	Residential Real Estate	Commercial	Construction and land Development	Consumer and Other	Total
Six months ended June 30, 2019:
Allowance for loan losses:
Beginning balance	$1,435	$1,822	$2,106	$262	$60	$5,685
Provision for loan losses	(124)	837	(528)	109	88	382
Loans charged-off	—	—	—	—	—	—
Recoveries	—	—	—	—	2	2
Total ending allowance balance	$1,311	$2,659	$1,578	$371	$150	$6,069

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) (Continued)
(Tables in thousands, except share data)

NOTE 6 — Allowance for Loan Losses (Continued)

	Commercial Real Estate	Residential Real Estate	Commercial	Construction and land Development	Consumer and Other	Total
Six months ended June 30, 2018:
Allowance for loan losses:
Beginning balance	$1,275	$1,590	$1,170	$452	$48	$4,535
Provision for loan losses	(117)	(47)	869	(217)	2	490
Loans charged-off	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—
Total ending allowance balance	$1,158	$1,543	$2,039	$235	$50	$5,025

	Commercial Real Estate	Residential Real Estate	Commercial	Construction and Land Development	Consumer and Other	Total
June 30, 2019:
Allowance for loan losses:
Ending allowance balance attributable to loans
Individually evaluated for impairment	$—	$—	$603	$—	$—	$603
Collectively evaluated for impairment	1,311	2,659	975	371	150	5,466
Total ending allowance balance	$1,311	$2,659	$1,578	$371	$150	$6,069
Loans:
Loans individually evaluated for impairment	$1,796	$374	$2,455	$—	$—	$4,625
Loans collectively evaluated for impairment	252,074	324,609	99,558	35,522	6,184	717,947
Total ending loans balance	$253,870	$324,983	$102,013	$35,522	$6,184	$722,572
December 31, 2018:
Allowance for loan losses:
Ending allowance balance attributable to loans
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	1,435	1,822	2,106	262	60	5,685
Total ending allowance balance	$1,435	$1,822	$2,106	$262	$60	$5,685
Loans:
Loans individually evaluated for impairment	$—	$357	$—	$—	$—	$357
Loans collectively evaluated for impairment	191,930	311,047	83,276	17,608	3,244	607,105
Total ending loans balance	$191,930	$311,404	$83,276	$17,608	$3,244	$607,462

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) (Continued)
(Tables in thousands, except share data)

NOTE 7 — FAIR VALUE
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Significant unobservable inputs that reflect a Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The Company used the following methods and significant assumptions to estimate fair value:
Securities available for sale and equity securities:   Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly-liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations, corporate bonds, municipal bonds and U.S. agency notes. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 might include certain residual interests in securitizations and other less-liquid securities. As of December 31, 2018 and 2017, all securities available for sale were Level 2.
Assets and Liabilities Measured on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:
		Fair Value Measurements at June 30, 2019 Using:
June 30, 2019	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale
SBA loans pools	$10,352	$—	$10,352	$—
Mortgage backed securities	5,908	—	5,908	—
US Agency Securities	4,574	—	4,574	—
Corporate bonds	2,000	—	2,000	—
Total	$22,834	$—	$22,834	$—
Equity Securities
Mutual funds	$968	—	$968	—
Total	$968	$—	$968	$—

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) (Continued)
(Tables in thousands, except share data)

NOTE 7 — FAIR VALUE (Continued)

		Fair Value Measurements at December 31, 2018 Using:
December 31, 2018	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale
SBA loans pools	$7,449	$—	$7,449	$—
Mortgage backed securities	6,308	—	6,308	—
Corporate bonds	5,828	—	5,828	—
Total	$19,585	$—	$19,585	$—
Equity Securities
Mutual funds	$942	—	$942	—
Total	$942	$—	$942	$—
There were no securities reclassified into or out of Level 3 during the year through June 30, 2019 or the year ended December 31, 2018.
The table below presents the approximate carrying amount and estimated fair value of the Bank’s financial instruments (in thousands):
June 30, 2019	Carrying Amount	Fair Value	Fair Value Hierarchy
Financial Assets:
Cash & Due from Banks, including interest bearing deposits	$89,289	$80,289	Level 1
Federal Funds Sold	24,503	24,503	Level 1
Securities, Available for Sale	22,834	22,834	Level 2
Securities, Held to Maturity	237	248	Level 2
Equity securities	968	968	Level 2
Loans, net	715,804	738,532	Level 3
Federal Home Loan Bank Stock	2,782	N/A	N/A
Federal Reserve Bank Stock	1,833	N/A	N/A
Company Owned Life Insurance	16,591	16,591	Level 2
Accrued Interest Receivable	2,445	2,445	Level 3
Financial Liabilities:
Deposits	739,758	735,478	Level 2
Federal Home Loan Bank Advances	50,000	49,543	Level 2
Accrued Interest Payable	370	370	Level 2

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) (Continued)
(Tables in thousands, except share data)

NOTE 7 — FAIR VALUE (Continued)

December 31, 2018	Carrying Amount	Fair Value	Fair Value Hierarchy
Financial Assets:
Cash & Due from Banks, including interest bearing deposits	$64,842	$64,842	Level 1
Federal Funds Sold	22,041	22,041	Level 1
Securities, Available for Sale	19,585	19,585	Level 2
Securities, Held to Maturity	259	265	Level 2
Equity securities	942	942	Level 2
Loans, net	601,480	606,838	Level 3
Federal Home Loan Bank Stock	2,192	N/A	N/A
Federal Reserve Bank Stock	1,472	N/A	N/A
Company Owned Life Insurance	8,449	8,449	Level 2
Accrued Interest Receivable	1,979	1,979	Level 3
Financial Liabilities:
Deposits	603,302	602,937	Level 2
Federal Home Loan Bank Advances	40,000	39,834	Level 2
Accrued Interest Payable	342	342	Level 2
NOTE 8 — LEASES
ASC 842 establishes a right-of-use (“ROU”) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.
The Company leases certain properties and equipment under operating leases that resulted in the recognition of ROU Lease Assets of  $5,673 and Lease Liabilities of  $6,025 on the Company’s Condensed Consolidated Balance Sheets.
ASC 842 was effective on January 1, 2019. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company chose to use the adoption date of January 31, 2019 for ASC 842. As such, all periods presented after January 1, 2019 are under ASC 842 whereas periods presented prior to January 1, 2019 are in accordance with prior lease accounting of ASC 840. Financial information was not updated and the disclosures required under ASC 842 was not provided for dates and periods before January 1, 2019.
ASC 842 provides a number of optional practical expedients in transition. The Company has elected the package of practical expedients,’ which permits the Company not to reassess under the new standard the prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the use of the hindsight, a practical expedient which permits the use of information available after lease inception to determine the lease term via the knowledge of renewal options exercised not available as of the leases inception. The practical expedient pertaining to land easements is not applicable to the Company.
ASC 842 also requires certain accounting elections for ongoing application of ASC 842. The Company elected the short-term lease recognition exemption for all leases that qualify, meaning those with terms under twelve months. ROU assets or lease liabilities are not to be recognized for short-term leases. The Company also elected the practical expedient to not separate lease and non-lease components for all leases,

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) (Continued)
(Tables in thousands, except share data)

NOTE 8 — LEASES (Continued)

the majority of which consist of real estate common area maintenance expenses. However, since these non-lease items are subject to change, they are treated and disclosed as variable payments in the quantitative disclosures below. Consequently, ASC 842’s changed guidance on contract components will not significantly affect our financial reporting. Similarly, ASC 842’s narrowed definition of initial direct costs will not significantly affect financial reporting.
Lessee Leases
The majority of the Company’s lessee leases are operating leases and consist of leased real estate for branches and operations centers. Options to extend and renew leases are generally exercised under normal circumstances. Advance notification is required prior to termination, and any noticing period is often limited to the months prior to renewal. Variable payments generally consist of common area maintenance and taxes. Rent escalations are generally specified by a payment schedule or are subject to a defined formula. The Company also elected the practical expedient to not separate lease and non-lease components for all leases, the majority of which consist of real estate common area maintenance expenses. Generally, leases do not include guaranteed residual values, but instead typically specify that the leased premises are to be returned in satisfactory condition with the Company liable for damages.
For operating leases, the lease liability and ROU asset (before adjustments) are recorded at the present value of future lease payments. ASC 842 requires the use of the lease interest rate; however, this rate is typically not known. As an alternative, ASC 842 permits the use of an entity’s fully secured incremental borrowing rate. The Company is electing to utilize the FHLB Atlanta Fixed Rate Advance index, as it is the most actively used institution-specific collateralized borrowing source available to the Company.
Lease cost for the three and six months ended June 30, 2019 consists of:
	Three-month period ended June 30, 2019	Six-month period ended June 30, 2019
Operating Lease and Interest Cost	255	444
Variable Lease Cost	82	177
Total Lease Cost	$337	$621
The following table provides supplemental information related to leases for the three and six months ended June 20, 2019:
	Three-month period ended June 30, 2019	Six-month period ended June 30, 2019
Operating Lease – Operating Cash Flows (Fixed Payments)	255	444
Operating Lease – Operating Cash Flows (Liability Reduction)	203	203
New ROU Assets – Operating Leases	411	411
Weighted Average Lease Term (Years) – Operating Leases		7.47
Weighted Average Discount Rate – Operating Leases		3.07%

PROFESSIONAL HOLDING CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited) (Continued)
(Tables in thousands, except share data)

NOTE 8 — LEASES (Continued)

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total operating lease liabilities as of June 30, 2019 is as follows:
June 30, 2019
Operating lease payments due:
Within one year	$1,126
After one but within two years	1,074
After two but within three years	1,058
After three but within four years	1,058
After four years but within five years	1,002
After five years	2,374
Total undiscounted cash flows	7,692
Discount on cash flows	(1,967)
Total operating lease liabilities	$5,725
Lessor Leases
ASC 842 also impacted lessor accounting. Substantially, all the Company’s lessor leases are related to unused real estate office space owned by the Company. Most have defined terms, though some leases have gone month-to-month once the initial term has passed. The impact of subleases is not material. Income from operating leases are reported within Occupancy Expense as an offset to Non-interest Expense in the Company’s Condensed Consolidated Statements of Income and Comprehensive Income. Currently the Company does not have any lessor leases (formerly known as capital leases) to report on its financials.
NOTE 9 — SUBSEQUENT EVENTS
On August 9, 2019, Professional Holding Corp. entered into an Agreement and Plan of Merger, or Merger Agreement, with Marquis Bancorp. (MBI) and its wholly owned subsidiary, Marquis Bank, providing for the merger of Marquis Bancorp. with and into the Company and Marquis Bank with and into Professional Bank in an all-stock transaction, or merger, in which 100% of the Marquis Bancorp. (MBI) stock will be absorbed into Professional Holding Corp. stock, with the closing contingent upon various factors including regulatory approval. As of June 30, 2019, Marquis Bancorp. had total assts of $680 million (unaudited), total loans of  $558 million (unaudited), and total deposits of  $626 million (unaudited).

Report of Independent Registered Public Accounting Firm
Shareholders and the Board of Directors of Professional Holding Corp.
Coral Gables, Florida
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Professional Holding Corp. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Crowe LLP
Crowe LLP
We have served as the Company’s auditor since 2016.
Fort Lauderdale, Florida
September 26, 2019

PROFESSIONAL HOLDING CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2018 and 2017
(Dollar amounts in thousands, except share data)
	2018	2017
ASSETS
Cash and due from banks	$10,451	$9,012
Interest-bearing deposits	54,391	11,824
Federal funds sold	22,041	16,290
Cash and cash equivalents	86,883	37,126
Securities available for sale, at fair value	19,585	26,720
Securities held to maturity (fair value 2018 – $265, 2017 – $325)	259	316
Equity securities	942	—
Loans, net of allowance of $5,685 and $4,535 as of December 31, 2018 and 2017, respectively	601,480	465,587
Federal Home Loan Bank stock, at cost	2,192	1,409
Federal Reserve Bank stock, at cost	1,472	1,127
Accrued interest receivable	1,979	1,407
Premises and equipment, net	3,349	2,282
Company owned life insurance	8,449	8,212
Deferred tax asset	1,750	1,447
Other assets	1,283	1,388
	$729,625	$547,021
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand – non-interest bearing	$130,245	$100,847
Money market, NOW accounts, and savings accounts	379,479	283,025
Time deposits	93,578	75,302
Total deposits	603,302	459,174
Federal Home Loan Bank advances	40,000	25,000
Official checks	1,958	1,169
Income taxes payable	37	207
Accrued interest and other liabilities	4,647	3,879
Total liabilities	649,944	489,429
Commitments and contingent liabilities
Stockholders’ equity
Preferred stock, 10,000,000 shares authorized, none issued	—	—
Class A Voting Common stock, $0.01 par value; 50,000,000 shares authorized, 5,171,700 and 4,276,219 shares issued and outstanding as of December 31, 2018 and 2017	52	43
Class B Non-Voting Common stock, $0.01 par value; 10,000,000 shares authorized, 752,184 and 542,048 shares issued and outstanding as of December 31, 2018 and 2017	7	5
Treasury stock, at cost	(220)	(220)
Additional paid-in capital	76,152	55,957
Retained earnings	4,115	2,009
Accumulated other comprehensive loss	(425)	(202)
Total stockholders’ equity	79,681	57,592
	$729,625	$547,021
See accompanying notes.

PROFESSIONAL HOLDING CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31,
(Dollar amounts in thousands)
	2018	2017
Interest income
Loans, including fees	$25,633	$17,857
Taxable securities	614	605
Tax-exempt securities	—	—
Dividend income on restricted stock	215	118
Other	1,288	277
Total interest income	27,750	18,857
Interest expense
Deposits	5,104	2,634
Federal Home Loan Bank advances	733	235
Total interest expense	5,837	2,869
Net interest income	21,913	15,988
Provision for loan losses	1,150	991
Net interest income after provision for loan losses	20,763	14,997
Non-interest income
Service charges on deposit accounts	283	194
Income from Company owned life insurance	288	306
Other	1,303	1,286
Total non-interest income	1,874	1,786
Non-interest expense
Salaries and employee benefits	13,538	8,672
Occupancy and equipment	1,872	1,473
Data processing	624	524
Marketing	430	180
Professional fees	693	396
Regulatory assessments	535	385
Other	2,170	1,495
Total non-interest expense	19,862	13,125
Income before income taxes	2,775	3,658
Income tax provision	(669)	(1,844)
Net income	2,106	1,814
Earnings per share:
Basic	$0.43	$0.39
Diluted	$0.41	$0.37
Other comprehensive income:
Unrealized holding gain (loss) on securities available for sale	(299)	1
Tax effect	76	(33)
Other comprehensive loss, net of tax	(223)	(32)
Comprehensive income	$1,883	$1,782
See accompanying notes.

PROFESSIONAL HOLDING CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2018 and 2017
(Dollar amounts in thousands, except share data)
	Preferred Stock		Common Stock		Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
Balance at January 1, 2017	—	$—	3,513,478	$35	$(220)	$37,066	$195	$(170)	$36,905
Issuance of common stock, net of Issuance cost	—	—	1,300,266	13	—	18,787	—	—	18,880
Stock Grant	—	—	600	—	—	9	—	—	9
Employee stock purchase plan	—	—	3,923	—	—	56	—	—	56
Net income	—	—	—	—	—	—	1,814	—	1,814
Other comprehensive loss	—	—	—	—	—	—	—	(32)	(32)
Stock based compensation	—	—	—	—	—	40	—	—	40
Balance at December 31, 2017	—	—	4,818,267	48	(220)	55,957	2,009	(202)	57,592
Issuance of common stock, net of Issuance cost	—	—	1,095,890	11	—	19,987	—	—	19,998
Stock Grant	—	—	3,955	—	—	72	—	—	72
Employee stock purchase plan	—	—	5,772	—	—	96	—	—	96
Net income	—	—	—	—	—	—	2,106	—	2,106
Other comprehensive loss	—	—	—	—	—	—	—	(223)	(223)
Stock based compensation	—	—	—	—	—	39	—	—	39
Balance at December 31, 2018	—	$—	5,923,884	$59	$(220)	$76,152	$4,115	$(425)	$79,681

See accompanying notes.

PROFESSIONAL HOLDING CORP.
CONSOLIDATED SATEMENTS OF CASH FLOWS
For the years ended December 31, 2018 and 2017
(Dollar amounts in thousands)
	2018	2017
Cash flows from operating activities
Net income	$2,106	$1814
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	1,150	991
Deferred income tax benefit	(227)	532
Depreciation and amortization	511	417
Net amortization of securities	238	285
Net amortization on deferred loan fees	(361)	184
Stock compensation	39	40
Income from company owned life insurance	(237)	(254)
Changes in operating assets and liabilities:
Accrued interest receivable	(572)	(403)
Other assets	105	1,065
Official checks, accrued interest, interest payable and other liabilities	1,386	899
Net cash from operating activities	4,138	5,570
Cash flows from investing activities
Proceeds from maturities and paydowns of securities available for sale	5,657	3,766
Proceeds from paydowns of securities held to maturity	55	89
Purchase of securities available for sale	—	—
Loans originations, net of principal repayments	(136,682)	(146,112)
Purchase of Federal Reserve Bank stock	(345)	(161)
Purchase of Federal Home Loan Bank Stock	(783)	(287)
Purchases of premises and equipment	(1,578)	(1,575)
Net cash used in investing activities	(133,676)	(144,280)
Cash flows from financing activities
Net increase in deposits	144,128	135,252
Proceeds from issuance of stock	20,169	18,918
Issuance costs of common stock	(2)	(54)
Proceeds from Federal Home Loan Bank advances	20,000	20,000
Repayments of Federal Home Loan advances	(5,000)	(15,000)
Net cash provided by financing activities	179,295	159,116
Increase in cash and cash equivalents	49,757	20,406
Cash and cash equivalents at beginning of year	37,126	16,720
Cash and cash equivalents at end of year	$86,883	$37,126
Supplemental cash flow information:
Cash paid during the year for interest	$5,692	$2,560
Cash paid during the year for taxes	885	1,957
Supplemental noncash disclosures:
Other comprehensive loss – change in unrealized loss on securities available for sale, net of tax	$(223)	$(32)
See accompanying notes.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of organization and corporate reorganization:   Professional Holding Corp. (the Corporation and/or the Company) is a financial holding company headquartered in Coral Gables, Florida, with one wholly owned subsidiary, Professional Bank, a Florida-chartered commercial bank (the Bank). Professional Holding Corp. was formed on January 14, 2014 and became the sole shareholder of the Bank on July 1, 2014 through the consummation of a statutory share exchange with the Bank’s then current shareholders whereby holders of the Bank’s common stock were exchanged for an equal number of shares of the Corporation’s Class A Voting Common Stock, par value $0.01 per share. In 2017, Professional Holding Corp. had a second subsidiary, Professional Insurance Management, LLC (the Insurance Company). The Insurance Company was formed in 2016 and its activities were not material for 2017 and 2018. In February 2018, the Holding Corp. decided to close the insurance company. The Corporation’s assets consist of cash and business activity as of December 31, 2018 pertaining to the investment in the Bank and December 31, 2017, pertains to the investment in the Bank and the Insurance Company.
Professional Bank commenced banking operations on September 8, 2008. The Bank is focused on meeting the financial service needs of individuals and businesses in South Florida. The Bank offers a full complement of commercial banking products and services. Deposit products include traditional checking, savings and money market accounts, as well as IRAs and certificates of deposit. The Bank’s deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (the FDIC). Lending products include commercial loans, residential mortgage loans, home equity lines of credit, installment loans and consumer lines of credit. The Bank is subject to regulation, examination and supervision by the Federal Reserve Bank, (its primary regulator), the FDIC and the Office of Financial Regulation for the State of Florida (the OFR).
The consolidated financial statements include Professional Holding Corp. and its wholly-owned subsidiary, Professional Bank. Intercompany transactions and balances are eliminated in consolidation.
Concentration risks:   Most of the Corporation’s business activity is with customers located in South Florida. Therefore, the Corporation’s exposure to credit risk is significantly affected by changes in the economy of Miami-Dade, Broward and Palm Beach counties.
At December 31, 2018 and 2017, a deposit from one significant customer amounted to approximately 3.7% and 5.1% of total deposits.
A summary of the Corporation’s significant accounting policies is as follows:
Use of estimates:   In preparing consolidated financial statements in conformity with U.S generally accepted accounting principles (GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Effect of new pronouncements:   In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities.” This ASU addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments by making targeted improvements to GAAP as follows: (1) require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer; (2) simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairments exists, an entity is required to measure the investment at fair value;

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(3) eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (4) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (5) require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet of the accompanying Notes to the Financial Statements; and (6) clarity that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. ASU No. 2016-01 is effective for interim and annual reporting periods beginning after December 15, 2017. The new guidance did not materially impact the Company’s Consolidated Financial Statements.
Cash Flows:   For purposes of the statement of cash flows, cash and cash equivalents include cash, due from bank, interest-earning deposits, and federal funds sold, all of which had origination maturities of less than 90 days. Net cash flows are reported for customer loan and deposit transactions, federal funds purchased and repurchase agreements.
Banks are required to maintain cash reserves in the form of vault cash or in an account with the Federal Reserve Bank or in noninterest-earning accounts with other qualified banks. This requirement is based on the Bank’s amount of transaction deposit accounts. The Bank’s cash reserve requirements at December 31, 2018 and 2017, was $11.2 million and $6.9 million; respectively.
Securities:   Securities may be classified as either trading, held-to-maturity or available-for-sale. Trading securities (if any) are held principally for resale and recorded at their fair value with changes in fair value included in income. Held-to-maturity securities are those which the Corporation has the positive intent and ability to hold to maturity and are reported at amortized cost. Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. Available-for-sale securities consist of securities not classified as trading securities nor as held-to maturity securities. Unrealized holding gains and losses on available-for-sale securities are excluded from income and reported in comprehensive income or loss. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity. There were no investment securities classified as trading as of December 31, 2018 and 2017.
Management evaluates securities for other-than-temporary impairment (OTTI) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans:   Loans that management has the intent and the Bank has the ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance, adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.
All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Allowance for loan losses:   The allowance for loan losses, a valuation allowance for probable incurred credit losses, is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is probable. Subsequent recoveries, if any, are credited to the allowance.
The Corporation has divided the loan portfolio into five portfolio segments and classes, each with different risk characteristics and methodologies for assessing risk. All loans are underwritten in accordance with polices set forth and approved by the Corporation’s Board of Directors. The portfolio segments and class are the same and are identified by the Corporation as follows:
Commercial real estate:   Commercial real estate loans consist of loans to finance real estate purchases, refinancing’s, expansions and improvements to commercial properties. These loans are secured by first liens on office buildings, apartments, farms, retail and mixed-use properties, churches, warehouses and restaurants located within the market area. The Corporation’s underwriting analysis includes credit verification, independent appraisals, a review of the borrower’s financial condition, and a detailed analysis of the borrower’s underlying cash flows. Commercial real estate loans are usually larger than residential loans and involve greater credit risk. The repayment of these loans largely depends on the results of operations and management of these properties. Adverse economic conditions also affect the repayment ability to a greater extent than that of residential real estate loans.
Residential real estate:   The Corporation originates mostly adjustable-rate mortgage loans for the purchase or refinance of residential properties. These loans are collateralized by first or second mortgages on owner-occupied, second homes or investment residential properties located in the Corporation’s market area. The Corporation’s underwriting analysis includes repayment capacity and source, value of the underlying property, credit history stability.
Commercial:   Commercial business loans and lines of credit consist of loans to small- and medium-sized companies in the Corporation’s market area. Commercial loans are generally used for working capital purposes or for acquiring equipment, inventory or furniture. Primarily all of the Corporation’s commercial loans are secured loans, along with a small amount of unsecured loans. The Corporation’s underwriting analysis consists of a review of the financial statements of the borrower, the lending history of the borrower, the debt service capabilities of the borrower, the projected cash flows of the business, the value of the collateral, if any, and whether the loan is guaranteed by the principals of the borrower. These loans are generally secured by accounts receivable, inventory and equipment. Commercial loans are typically made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business, which makes them of higher risk than residential loans and the collateral securing commercial loans may be difficult to appraise and may fluctuate in value based on the success of the business. The Corporation seeks to minimize these risks through our underwriting standards.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Construction and land development:   Construction loans consist of loans to individuals for the construction of their primary residences and, to a limited extent, loans to builders and commercial borrowers. To the extent construction loans are not made to owner-occupants of single-family homes, they are more vulnerable to changes in economic conditions. Further, the nature of these loans is such that they are more difficult to evaluate and monitor. The risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value upon completion of the project and the estimated cost (including interest) of the project.
Consumer and other:   Consumer loans mainly consist of variable-rate and fixed-rate personal loans and lines of credit and installment loans. Most of the Corporation’s consumer loans share approximately the same level of risk as residential mortgages.
The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. The allowance for loan losses is also reviewed by the Board of Directors on a quarterly basis. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
The allowance consists of specific and general components. The specific component relates to loans that are considered impaired. For such loans, an allowance is established when the discounted expected future cash flows or collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience (if any) adjusted for qualitative factors.
The historical loss component of the allowance is determined by a combination of losses recognized by portfolio segment over the preceding five years, if any, and if no losses were recognized, the Bank uses historical loss data from peer banks. This is supplemented by the risks for each portfolio segment. Risk factors impacting loans in each of the portfolio segments include changes in property values and changes in credit availability. The historical experience and/or peer bank risk factors are adjusted for qualitative factors such as economic conditions including trends in real estate sales, housing statistics, local unemployment rates, commercial and retail vacancy rates and the past due loans and default rates as well as other trends or uncertainties that could affect management’s estimate of probable incurred losses.
A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the original contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for each class of loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Corporation determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.
Federal Reserve Bank stock (FRB):   The Corporation is a member of its regional Federal Reserve Bank. FRB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on the ultimate recovery of par value.
Federal Home Loan Bank stock (FHLB):   The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on the ultimate recovery of par value.
Foreclosed assets:   Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed. As of December 31, 2018 and 2017, there were no foreclosed assets.
Premises and equipment:   Leasehold improvements, computer hardware and software, furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the shorter of the estimated useful life of each type of asset or the length of time the Corporation expects to lease the property.
Company-owned life insurance:   Company-owned life insurance is recorded at the estimated amount that can be realized under the insurance contract at the consolidated balance sheet date, which is the cash surrender value adjusted for other changes or amounts that are probable at settlement.
Transfer of financial assets:   Transfers of financial assets or a participating interest in an entire financial asset are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
Off-balance sheet financial instruments:   In the ordinary course of business, the Corporation has entered into off-balance sheet financial instruments consisting of unused lines of credit, commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.
Share-based compensation:   Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation’s common stock at the date of grant is used for restricted stock awards.
Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award if conditions are met for recognition.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes:   Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.
A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.
The Company recognizes interest and/or penalties related to income tax matters in income tax expense.
Earnings per Common Share:   Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.
Revenue Recognition:   On January 1, 2018, we adopted FASB ASU 2014-9, “Revenue from Contracts with Customers,” and all the related amendments (collectively, Accounting Standards Codification “ASC” Topic 606) using the modified retrospective approach applied to all contracts in place at that date. Adoption had no material impact on the Company’s consolidated financial statements including no change to the amount or timing of revenue recognized for contracts within the scope of the new standard. Most of the company’s revenue is not with in the scope of ASU 2014-09. The guidance explicitly excludes net interest income from financial assets and financial liabilities as well as non-interest income from loans and investment securities. Revenue recognized reflects the consideration to which we expect to be entitled in exchange for the services provided and is recognized when the promised services (performance obligations) are transferred to a customer, requiring the application of the following five-steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Activity in the scope of the new standard includes:
•
Service Charges on Deposits: Professional Bank offers a variety of deposit-related services to its customers through several delivery channels including branch offices, mobile, and internet banking. Transaction-based fees are recognized when services, each of which represents a performance obligation, are satisfied. Service fees may be assessed monthly, quarterly, or annually; however, the account agreements to which these fees relate can be canceled at any time by Professional and/or the customer. Therefore, the contract term is considered a single day (a day-to-day contract).

•
Interchange Income: Fees earned on card transactions depend upon the volume of activity, as well as the fees permitted by the payment network. Such fees are recognized by the Company upon fulfilling its performance obligation to approve the card transaction.

•
Loan servicing fees: Professional Bank from time to time services third party loans for a fee that is collected through the monthly payment received by the customer. This fee is recognized once the servicing is completed by the Bank.

Comprehensive income:   GAAP requires that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheets, such items, along with net income, are components of comprehensive income.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss contingencies:   Loss contingencies, including claims and legal actions arising in the ordinary course of business (if any), are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not currently believe there are such matters that will have a material effect on the consolidated financial statements.
Dividend restriction:   Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.
Operating Segments:   While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Discrete financial information is not available other than on a Company-wide basis. Accordingly, all of the financial services operations are considered by management to be aggregated in one reportable operating segment.
NOTE 2 — RECENTLY ISSUED ACCOUNTING STANDARDS, NOT ADOPTED AT DECEMBER 31, 2018
The following provides a brief description of accounting standards that have been issued but are not yet adopted that could have a material effect on the Company’s financial statements:
ASU 2016-02, Leases (Topic 842)
Description
In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date:
1.
A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis.

2.
A right-of-use specified asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align lessor accounting with the lessee accounting model and ASC Topic 606, Revenue from Contracts with Customers.

Date of Adoption	This amendment is effective for public business entities for reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted.
Effect on the Consolidated Financial Statements	The Company will adopt the new standard effective January 1, 2019. Upon adoption, the Company will record lease liabilities and right-of-use assets totaling approximately $6.2 million and $5.7 million, respectively. Adoption is not expected to be material to the Company’s consolidated results of operations or cash flows.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 2 — RECENTLY ISSUED ACCOUNTING STANDARDS, NOT ADOPTED AT DECEMBER 31, 2018 (Continued)

ASU 2016-13, Financial Instruments — Credit Losses (Topic 326)
Description	In June 2016, FASB issued guidance to replace the incurred loss model with an expected loss model, which is referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables and held to maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (i.e. loan commitments, standby letters of credit, financial guarantees and other similar instruments).
Date of Adoption	For PBEs that meet the definition of an SEC filer, the standard will be effective for fiscal years beginning after December 15, 2019, including interim periods in those fiscal years. For calendar year-end SEC filers, it is effective for March 31, 2020 interim financial statements. For PBEs that are non-SEC filers and for SEC filers that are considered emerging growth companies, it is effective for January 1, 2021.
Effect on the Consolidated Financial Statements	The Company’s management is in the process of evaluating and implementing changes to credit loss estimation models and related processes. Updates to business processes and the documentation of accounting policy decisions are ongoing. The company may recognize an increase in the allowance for credit losses upon adoption, recorded as a one-time cumulative adjustment to retained earnings. However, the magnitude of the impact on the Company’s consolidated financial statements has not yet been determined. The Company will adopt this accounting standard effective January 1, 2021.
NOTE 3 — SECURITIES
The following table summarizes the amortized cost and fair value of securities available-for-sale and securities held-to-maturity at December 31, 2018 and 2017 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive loss and gross unrecognized gains and losses:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2018
Available-for-sale
Small Business Administration loan pools	$7,563	$—	$(114)	$7,449
Mortgage-backed securities	6,533	2	(227)	6,308
Corporate bonds	6,000	21	(193)	5,828
Total available-for-sale	$20,096	$23	$(534)	$19,585

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held-to-Maturity
Mortgage-backed securities	$259	$6	$—	$265
Total Held-to-Maturity	$259	$6	$—	$265

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 3 — SECURITIES (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2017
Available-for-sale
Small Business Administration loan pools	$10,173	$7	$(69)	$10,111
Mortgage-backed securities	7,827	2	(203)	7,626
Mutual Funds	1,000	—	(37)	963
Corporate bonds	7,990	49	(19)	8,020
Total available-for-sale	$26,990	$58	$(328)	$26,720

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held-to-Maturity
Mortgage-backed securities	$316	$9	$—	$325
Total Held-to-Maturity	$316	$9	$—	$325
As of December 31, 2018 and 2017, Corporate bonds are comprised primarily of investments in the financial services industry.
There were no sales of securities for the years ended December 31, 2018 and 2017.
The scheduled maturities of securities as of December 31, 2018 are as follows. The amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.
	December 31, 2018
	Amortized Cost	Fair Value
Available-for-sale
Small Business Administration loan pools	$7,563	$7,449
Mortgage-backed securities	6,533	6,308
Corporate Bonds, One to Five Year Maturity	6,000	5,828
Total	$20,096	$19,585
Held-to-maturity
Mortgage-backed securities	$259	$265
Total	$259	$265
At year-end 2018 and 2017, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 3 — SECURITIES (Continued)

The following table summarizes securities with unrealized losses at December 31, 2018 and 2017, aggregated by major security type and length of time in a continuous unrealized loss position:
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2018
Available-for-sale
SBA loan pools	$1,212	$—	$5,934	$(98)	$7,146	$(114)
Mortgage-backed	—	(16)	5,964	(227)	5,964	(227)
Corporate bonds	1,812	(188)	495	(5)	2,307	(193)
Total available-for-sale	$3,024	$(204)	$12,393	$(330)	$15,417	$(534)
December 31, 2017
Available-for-sale
SBA loan pools	$5,372	$(34)	$2,819	$(35)	$8,191	$(69)
Mortgage-backed	—	—	7,198	(203)	7,198	(203)
Mutual Funds	—	—	963	(37)	963	(37)
Corporate bonds	—	—	3,981	(19)	3,981	(19)
Total available-for-sale	$5,372	$(34)	$14,961	$(294)	$20,333	$(328)
The unrealized holding losses within the investment portfolio are considered to be temporary and are mainly due to changes in the interest rate cycle. The unrealized loss positions may fluctuate positively or negatively with changes in interest rates or spreads. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2018. No credit losses were recognized in operations during 2018 or 2017.
NOTE 4 — LOANS
Loans at December 31 were as follows:
	2018	2017
Commercial real estate	$191,930	$156,720
Residential real estate	311,404	224,246
Commercial	83,276	59,065
Construction and development	17,608	28,272
Consumer and other loans	3,244	1,755
	607,462	470,058
Less –
Unearned loan origination fees (costs), net	(297)	64
Allowance for loan losses	(5,685)	(4,535)
	$601,480	$465,587

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 4 — LOANS (Continued)

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ending December 31, 2018 and 2017:
	Commercial Real Estate	Residential Real Estate	Commercial	Construction and land Development	Consumer and Other	Total
December 31, 2018
Allowance for loan losses:
Beginning balance	$1,275	$1,590	$1,170	$452	$48	$4,535
Provision for loan losses	160	232	936	(190)	12	1,150
Loans charged-off	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—
Total ending allowance balance	$1,435	$1,822	$2,106	$262	$60	$5,685

	Commercial	Residential Real Estate	Commercial Real Estate	Construction and land Development	Consumer and Other	Total
December 31, 2017
Allowance for loan losses:
Beginning balance	$838	$1,281	$648	$742	$23	$3,532
Provision (credit) for loan losses	437	309	510	(290)	25	991
Loans charged-off	—	—	—	—	—	—
Recoveries	—	—	12	—	—	12
Total ending allowance balance	$1,275	$1,590	$1,170	$452	$48	$4,535

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 4 — LOANS (Continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2018 and 2017:
	Commercial Real Estate	Residential Real Estate	Commercial	Construction and Land Development	Consumer and Other	Total
December 31, 2018
Allowance for loan losses:
Ending allowance balance attributable to loans
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	1,435	1,822	2,106	262	60	5,685
Total ending allowance balance	$1,435	$1,822	$2,106	$262	$60	$5,685
Loans:
Loans individually evaluated for impairment	$—	$357	$—	$—	$—	$357
Loans collectively evaluated for impairment	191,930	311,047	83,276	17,608	3,244	607,105
Total ending loans balance	$191,930	$311,404	$83,276	$17,608	$3,244	$607,462
December 31, 2017
Allowance for loan losses:
Ending allowance balance attributable to loans
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	1,275	1,590	1,170	452	48	4,535
Total ending allowance balance	$1,275	$1,590	$1,170	$452	$48	$4,535
Loans:
Loans individually evaluated for impairment	$—	$378	$31	$—	$—	$409
Loans collectively evaluated for impairment	156,720	223,868	59,034	28,272	1,755	469,649
Total ending loans balance	$156,720	$224,246	$59,065	$28,272	$1,755	$470,058
As of December 31, 2018 and 2017, there are no loans individually evaluated for impairment with an allowance recorded. The recorded investment in loans excludes accrued interest receivable and net deferred loan fees due to immateriality.
The bank had no loans on nonaccrual as of December 31, 2018 and 2017.
There are no loans past due over 90 days still accruing as of December 31, 2018 or 2017.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 4 — LOANS (Continued)

The following table presents the aging of the recorded investment in past due loans as of December 31, 2018 and 2017 by class of loans:
	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2018
Commercial real estate	$2,478	$—	$—	$2,478	$189,452	$191,930
Residential real estate	257	—	—	257	311,147	311,404
Commercial	1,081	—	—	1,081	82,195	83,276
Construction and land dev	—	—	—	—	17,608	17,608
Consumer and other	—	—	—		3,244	3,244
Total	$3,816	$—	$—	$3,816	$603,646	$607,462

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2017
Commercial real estate	$—	$—	$—	$—	$156,720	$156,720
Residential real estate	—	—	—	—	224,246	224,246
Commercial	—	—	—	—	59,065	59,065
Construction and land dev	—	—	—	—	28,272	28,272
Consumer and other	—	—	—		1,755	1,755
Total	$—	$—	$—	$—	$470,058	$470,058
At December 31, 2018, there were two impaired residential real estate loans with recorded investments totaling $357 thousand with no allowance. The average net investment on the impaired residential real estate and commercial loans during 2018 was $351 thousand. The residential real estate loans had $15 thousand interest income recognized which was equal to cash basis interest income.
At December 31, 2017, there were two impaired residential real estate loans and one impaired commercial loan with recorded investments totaling $378 thousand and $31 thousand, respectively, with no allowance. The average net investment on the impaired residential real estate and commercial loans during 2017 was $381 thousand and $48 thousand, respectively. The residential real estate loans had $16 thousand interest income recognized which was equal to cash basis interest income. The commercial loans had recognized $3 in interest income which was equal to cash basis interest income.
Troubled Debt Restructurings:
The principal carrying balance of loans that specifically met the criteria for consideration as a troubled debt restructuring was $357 thousand and $409 thousand as of December 31, 2018 and 2017, respectively. The Company has allocated no specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2018 and 2017. The Company has not committed any additional amounts to customers whose loans are classified as a troubled debt restructuring.
There were no loans modified as troubled debt restructurings during the period ending December 31, 2018 or December 31, 2017.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 4 — LOANS (Continued)

Credit Quality Indicators:
The Corporation categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt including: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Generally, all credits greater than $350 thousand are reviewed no less than annually to monitor and adjust, if necessary, the credit risk profile. Loans classified as substandard or special mention are reviewed quarterly by the Corporation for further evaluation to determine if they are appropriately classified and whether there is any impairment. Beyond the annual review, all loans are graded upon initial issuance. In addition, during the renewal process of any loan, as well as if a loan becomes past due, the Corporation will determine the appropriate loan grade.
Loans excluded from the review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Corporation for a modification. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard, doubtful, or even charged-off. The Corporation uses the following definitions for risk ratings:
Pass:   A Pass loan’s primary source of loan repayment is satisfactory, with secondary sources very likely to be realized if necessary. The pass category includes the following:
Riskless:   Loans that are fully secured by liquid, properly margined collateral (listed stock, bonds, or other securities; savings accounts; certificates of deposit; loans or that portion thereof which are guaranteed by the U.S. Government or agencies backed by the “full faith and credit” thereof; loans secured by properly executed letters of credit from prime financial institutions).
High Quality Risk:   Loans to recognized national companies and well-seasoned companies that enjoy ready access to major capital markets or to a range of financing alternatives. Borrower’s public debt offerings are accorded highest ratings by recognized rating agencies, e.g., Moody’s or Standard & Poor’s. Companies display sound financial conditions and consistent superior income performance. The borrower’s trends and those of the industry to which it belongs are positive.
Satisfactory Risk:   Loans to borrowers, reasonably well established, that display satisfactory financial conditions, operating results and excellent future potential. Capacity to service debt is amply demonstrated. Current financial strength, while financially adequate, may be deficient in a number of respects. Normal comfort levels are achieved through a closely monitored collateral position and/or the strength of outside guarantors.
Moderate Risk:   Loans to borrowers who are in non-compliance with periodic reporting requirements of the loan agreement, and any other credit file documentation deficiencies, which do not otherwise affect the borrower’s credit risk profile. This may include borrowers who fail to supply updated financial information that supports the adequacy of the primary source of repayment to service the Bank’s debt and prevents bank management to evaluate the borrower’s current debt service capacity. Existing loans will include those with consistent track record of timely loan payments, no material adverse changes to underlying collateral, and no material adverse change to guarantor(s) financial capacity, evidenced by public record searches.
Special mention:   A Special Mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or the Corporation’s credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 4 — LOANS (Continued)

Substandard:   A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Corporation will sustain some loss if the deficiencies are not corrected.
Doubtful:   A loan classified Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.
Loss:   A loan classified Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.
Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:
	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2018
Commercial real estate	$189,228	$2,702	$—	$—	$191,930
Residential real estate	311,013	391	—	—	311,404
Commercial	82,668	577	31	—	83,276
Construction and land development	17,608	—	—	—	17,608
Consumer	3,244	—	—	—	3,244
Total	$603,761	$3,670	$31	$—	$607,462
December 31, 2017
Commercial real estate	$155,671	$1,049	$—	$—	$156,720
Residential real estate	224,246	—	—	—	224,246
Commercial	58,936	98	31	—	59,065
Construction and land development	28,272	—	—	—	28,272
Consumer	1,755	—	—	—	1,755
Total	$468,880	$1,147	$31	$—	$470,058
NOTE 5 — PREMISES AND EQUIPMENT
Company premises and equipment, net are comprised of the following:
	2018	2017	Estimated Useful Lives (In Years)
Furniture, fixture, and equipment	$800	$723	5-7 years
Computer hardware and software	1,321	1,131	3-5 years
Leasehold improvements	2,161	2,021	10-12 years
Corporate Branding	117	—	3-5 years
	4,399	3,875
Accumulated depreciation and amortization	(1,050)	(1,593)
	$3,349	$2,282

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 5 — PREMISES AND EQUIPMENT (Continued)

Depreciation and amortization expense was $511 thousand and $417 thousand in 2018 and 2017, respectively.
The Corporation is obligated under non-cancelable operating leases for its main office and branch offices and for the rental of office equipment which expire through 2029. Rental expense totaled approximately $1.1 million and $948 thousand for the year ended December 31, 2018 and 2017 respectively. At December 31, 2018, future minimum rental commitments, under these non-cancellable leases were as follows:
2019	$976
2020	937
2021	922
2022	922
2023	922
Thereafter	2,797
$7,476
NOTE 6 — TIME DEPOSITS
Time deposits exceeding $250 thousand were approximately $58.5 million and $32.1 million at December 31, 2018 and 2017, respectively.
Scheduled maturities of time deposits at December 31, 2018 are as follows:
Year ending December 31	Amount
2019	$79,722
2020	8,344
2021	4,867
2022	515
2023	130
$93,578
NOTE 7 — FEDERAL HOME LOAN BANK ADVANCES
At year-end, advances from the Federal Home Loan Bank were as follows:
	2018	2017
Maturities of 2018, fixed rate of 1.08%	$—	$5,000
Maturities of 2019, fixed rates of 1.58%	5,000	5,000
Maturities of 2019, fixed rate hybrid of 2.42%	10,000	—
Maturities of 2020, fixed rates of 1.67%	5,000	5,000
Maturities of 2020, adjustable rates from 2.52% to 2.53% as of 12/31/18	20,000	10,000
	$40,000	$25,000

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 7 — FEDERAL HOME LOAN BANK ADVANCES (Continued)

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $88.7 million and $59.3 million of first mortgage loans under a blanket lien arrangement at year-end 2018 and 2017. Based on this collateral and the Company’s holdings of FHLB stock, the Company is eligible to borrow up to a total of  $127.1 million at year-end 2018.
Payments over the next five years are as follows:
2019	$15,000
2020	25,000
NOTE 8 — COMMON STOCK AND PREFERRED STOCK
The Corporation has Class A Voting and Class B Non-voting common stock with par values of  $0.01 per share. As of December 31, 2018 there are 50,000,000 and 10,000,000 shares authorized as Class A and Class B of which 5,171,700 and 752,184 are outstanding, respectively. During the year ended December 31, 2018, the Corporation issued 531, 571, 4,670, and 889,709 shares of Class A voting stock at $14.50, $16.00, $17.00 and $18.25 per share and 210,136 of Class B non-voting stock at $18.25 per share; respectively, with a par value of  $0.01.
The Corporation has 10,000,000 shares of undesignated and unissued preferred stock.
NOTE 9 — INCOME TAXES
Components of the provision for income taxes for the years ended December 31, 2018 and 2017 are as follows:
	2018	2017
Current provision
Federal	$660	$1,066
State	236	215
Deferred provision
Federal	(172)	(217)
Adjustment for enacted tax rate	—	697
State	(55)	83
	$669	$1,844
The difference between the financial statement tax provision and amounts computed by applying the statutory federal income tax rate is due primarily to state taxes and permanent items.
	2018	2017
Federal statutory rate times financial statement income	21.0%	34.0%
Effect of:
Tax-exempt income	0.0%	0.0%
State taxes, net of federal benefit	4.3%	3.5%
Earnings from company owned life insurance	-1.8%	-2.4%
Other permanent differences	0.8%	0.9%
Change in rate	0.0%	19.1%
Other, net	-0.2%	-4.5%
	24.1%	50.4%

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 9 — INCOME TAXES (Continued)

The composition of the deferred tax assets:
	2018	2017
Deferred Tax assets:
Allowance for loan losses	$1,463	$1,172
Preopening expenses	70	82
Stock-based compensation	89	89
Deferred loan fees	75	(16)
Deferred rent	70	55
Unrealized loss on securities available for sale	144	68
Other	14	16
	1,926	1,483
Deferred Tax liabilities:
Property and equipment	(176)	(19)
Deferred Loan fees	—	(16)
	(176)	(35)
Net deferred tax asset	$1,750	$1,447
In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will be realized using all available evidence, both positive and negative. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.
At December 31, 2018, the Company had no amounts recorded for uncertain tax positions. The Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months. The Company recognizes interest and penalties related to income tax matters in income tax expense. The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2015.
NOTE 10 — RELATED PARTY TRANSACTIONS
In the ordinary course of business, the Bank grants loans to and accepts deposits from executive officers, directors, and their affiliates. The amount of related party loans at year-end 2018 and 2017 were $4.5 million and $4.7 million, respectively.
Loans to principal officers, directors and their affiliates at year-end 2018 were as follows:
	2018	2017
Balance at January 1, 2018	$4,660	$5,206
New loans	—	—
Effect of changes in composition of related parties	—	(323)
Repayments	(184)	(223)
Balance at December 31, 2018	$4,476	$4,660
Deposits from principal officers, directors and their affiliates at year-end 2018 and 2017 were $10.3 million and $22.8 million, respectively.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 11 — OTHER EMPLOYEE BENEFITS
The Corporation, through the Bank, has adopted a 401(k) benefit plan (the Plan) covering substantially all eligible employees and contains a safe harbor provision whereby all employees who initially enroll are 100% vested. The Corporation, at its discretion, matches the employees’ annual contribution up to 4% of their annual salary. The Corporation contributed approximately $251 thousand and $165 thousand to the Plan in 2018 and 2017, respectively.
NOTE 12 — FAIR VALUE
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Significant unobservable inputs that reflect a Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The Company used the following methods and significant assumptions to estimate fair value:
Securities available for sale:   Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly-liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations, corporate bonds, municipal bonds and U.S. agency notes. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 might include certain residual interests in securitizations and other less-liquid securities. As of December 31, 2018 and 2017, all securities available for sale were Level 2.
The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments:
Cash and cash equivalents:   The carrying amounts of cash and cash equivalents approximate their fair value.
Loans:   ASU 2016-1, “Recognition and Measurement of Financial Assets and Financial Liabilities,” requires the Company to use the exit price notion when measuring fair value of financial instruments for disclosure purposes effective January 1, 2018; therefore, the fair value presented in the following table may not be comparable to prior period. For performing loans, the fair value is based on a discounted cash flow analysis (income approach). The discounted cash flow was based on contractual maturity of the loan and market indication of rates, prepayment speeds, defaults and credit risk resulting in Level 3 classification. For non-performing loans, the fair value is determined based on the estimated values of the underlying collateral or individual analysis of receipts (asset approach) resulting in Level 3 classification. At December 31, 2017, the fair values of loans, excluding loans held for sale, were estimated as follows: for variable rate loans that reprice frequently and with no significant change in credit risk, fair values were

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 12 — FAIR VALUE (Continued)

based on carrying values resulting in a Level 3 classification. Fair values for other loans were estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans were value as described previously.
Securities:   The fair values of securities are based on the hierarchy for measuring fair value.
Federal Home Loan Bank stock:   It is not practical to determine fair value due to restrictions placed on transferability.
Federal Reserve Bank stock:   It is not practical to determine fair value due to restrictions placed on transferability.
Accrued interest receivable:   The carrying amounts of accrued interest approximate their fair values.
Deposits:   The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities of time deposits.
Federal Home Loan Bank advances:   Fair values are estimated using discounted cash flow analysis based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements.
Off-balance-sheet instruments:   Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.
Assets and Liabilities Measured on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:
		Fair Value Measurements at December 31, 2018 Using:
2018	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale
SBA loans pools	$7,449	$—	$7,449	$—
Mortgage backed securities	6,308	—	6,308	—
Corporate bonds	5,828	—	5,828	—
Total	$19,585	$—	$19,585	$—
Equity Securities
Mutual funds	$942	$—	$942	$—
Total	$942	$—	$942	$—

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 12 — FAIR VALUE (Continued)

		Fair Value Measurements at December 31, 2017 Using:
2017	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale
SBA loans pools	$10,110	$—	$10,110	$—
Mortgage backed securities	7,626	—	7,626	—
Mutual Funds	963	—	963	—
Corporate bonds	8,021	—	8,021	—
Total	$26,720	$—	$26,720	$—
There were no securities reclassified into or out of Level 3 during the year ended December 31, 2018 and 2017.
The table below presents the approximate carrying amount and estimated fair value of the Bank’s financial instruments (in thousands):
	2018
	Carrying Amount	Fair Value	Fair Value Hierarchy
Financial Assets:
Cash & Due from Banks, including interest bearing deposits	$64,842	$64,842	Level 1
Federal Funds Sold	22,041	22,041	Level 1
Securities, Available for Sale	19,585	19,585	Level 2
Securities, Held to Maturity	259	265	Level 2
Equity Securities	942	942	Level 2
Loans, net	601,480	606,838	Level 3
Federal Home Loan Bank Stock	2,192	N/A	N/A
Federal Reserve Bank Stock	1,472	N/A	N/A
Company Owned Life Insurance	8,449	8,449	Level 2
Accrued Interest Receivable	1,979	1,979	Level 3
Financial Liabilities:
Deposits	603,302	602,937	Level 2
Federal Home Loan Bank Advances	40,000	39,834	Level 2
Accrued Interest Payable	342	342	Level 2

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 12 — FAIR VALUE (Continued)

	2017
	Carrying Amount	Fair Value	Fair Value Hierarchy
Financial Assets:
Cash & Due from Banks, including interest bearing deposits	$20,836	$20,836	Level 1
Federal Funds Sold	16,290	16,290	Level 1
Securities, Available for Sale	26,720	26,720	Level 2
Securities, Held to Maturity	316	325	Level 2
Loans, net	465,587	465,232	Level 2
Federal Home Loan Bank Stock	1,409	N/A	N/A
Federal Reserve Bank Stock	1,127	N/A	N/A
Company Owned Life Insurance	8,212	8,207	Level 2
Accrued Interest Receivable	1,407	1,407	Level 2
Financial Liabilities:
Deposits	459,174	444,574	Level 2
Federal Home Loan Bank Advances	25,000	24,494	Level 2
Accrued Interest Payable	162	162	Level 2
NOTE 13 — LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES
Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.
The contractual amounts of financial instruments with off-balance-sheet risk at year-end were as follows:
	2018	2017
Available lines of credit	$106,866	$75,791
Unfunded loan commitments – fixed	20,243	5,210
Unfunded loan commitments – variable	10,356	37,599
Standby letters of credit	8,670	8,084
Commercial letters of credit	1,747	2,462
NOTE 14 — DIVIDENDS
The Corporation is limited in the amount of cash dividends that it may pay. The amount of cash dividends that may be paid is based on the Corporation’s net income of the current year combined with the Bank’s retained income of the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Corporation must consider additional factors such as the amount of current

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 14 — DIVIDENDS (Continued)

period net income, liquidity, asset quality, capital adequacy and economic conditions at the Bank. It is likely that these factors would further limit the amount of dividends which the Corporation could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.
NOTE 15 — REGULATORY CAPITAL MATTERS
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Bank on January 1, 2015 with full compliance with all of the requirements being phased in over a multi- year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Bank and Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% for 2015 to 2.50% by 2019. The capital conservation buffer for 2018 is 1.875% and for 2017 was 1.25%. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2018, the Company and Bank meet all capital adequacy requirements to which they are subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2018 and 2017, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category. Based on changes to the Federal Reserve’s definition of a “Small Bank Holding Company” that increased the threshold to $3 billion in assets in August 2018, the Company is not currently subject to separate minimum capital measurements. At such time as the Company reaches the $3 billion asset level, it will again be subject to capital measurements independent of the Bank. For comparison purposes, the Company’s ratios are included in following discussion as well, all of which would have exceeded the “well-capitalized” level had the Company been subject to separate capital minimums.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 15 — REGULATORY CAPITAL MATTERS (Continued)

Actual and required capital amounts and ratios are presented below at year-end, the required amounts for capital adequacy shown below do not include the capital conservation buffer previously discussed.
	Actual		Required for Capital Adequacy Purposes		Well Capitalized Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2018
Total Capital ratio
Bank	$68,427	13.4%	$40,731	8.0%	$50,914	10.0%
Corporation	86,014	16.9	40,731	8.0	N/A	N/A
Tier 1 Capital ratio
Bank	62,519	12.3	30,549	6.0	40,731	8.0
Corporation	80,107	15.7	30,549	6.0	N/A	N/A
Tier 1 Leverage ratio
Bank	62,519	8.6	29,129	4.0	36,411	5.0
Corporation	80,107	11.0	29,129	4.0	N/A	N/A
Common Equity Tier 1
Bank	62,519	12.3	22,911	4.5	33,094	6.5
Corporation	80,107	15.7	22,911	4.5	N/A	N/A
2017
Total Capital ratio
Bank	$49,234	12.0%	$32,866	8.0%	$41,083	10.0%
Corporation	62,649	15.2	32,866	8.0	N/A	N/A
Tier 1 Capital ratio
Bank	44,476	10.8	24,650	6.0	32,866	8.0
Corporation	57,892	14.1	24,650	6.0	N/A	N/A
Tier 1 Leverage ratio
Bank	44,476	8.7	20,513	4.0	25,641	5.0
Corporation	57,892	11.3	20,513	4.0	N/A	N/A
Common Equity Tier 1
Bank	44,476	10.8	18,487	4.5	26,704	6.5
Corporation	57,892	14.1	18,487	4.5	N/A	N/A
NOTE 16 — LEGAL CONTINGENCIES
The Company is subject to legal proceedings and claims, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 17 — STOCK BASED COMPENSATION
Stock Option Plan
The Corporation’s 2009 Employee Share Option Plan (the Plan, as amended in April 2012), permits the grant of share options to certain key employees and directors for up to 265,000 shares of common stock. Option awards are generally granted with an exercise price equal to the market price of the Corporation common stock at the date of grant; those option awards have vesting periods up to three years and have a ten-year contractual term. Currently, the Corporation has a sufficient number of shares to satisfy expected share option exercises.
The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. The expected volatility is the five year volatility of the Bank stocks in the NASDAQ OMX ABA Community Bank Index. The computation of expected life is calculated based on the simplified method. The risk free interest rate for all periods is based upon a zero coupon U.S. Treasury bond with a similar life as the option at the time of grant.
The per share weighted-average grant-date fair value of options granted was $6.40 and $4.62 during the year ended December 31 , 2018 and 2017 using the Black-Scholes option-pricing model with the following weighted-average assumptions:
	2018	2017
Expected volatility	27.49%	23.46%
Risk-free interest rate	2.59%	2.33%
Expected life	7 years	7 years
Expected dividends	—	—
A summary of stock options were as follows:
	Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at January 1, 2018	219,483	$11.46
Granted	15,750	18.25
Exercised	(8,750)	10.00
Expired	(2,750)	10.00
Forfeited	(1,400)	14.20	—
Balance at December 31, 2018	222,333	12.00	2.84	$1,390
Exercisable at December 31, 2018	194,783	$11.31	2.31	$1,352
At December 31, 2018 and 2017, there was $127 thousand and $59 thousand of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the Plan, respectively. The cost is expected to be recognized over a weighted-average period of two years. The total fair value of shares vesting and recognized as compensation expense was approximately $39 thousand and $36 thousand for the years ended December 31, 2018 and 2017, respectively. Additionally, the 8,750 options that were exercised were converted to stock based on the appreciation between the exercise price of $10 per share and the fair market value as of December 31, 2018 of  $18.25 per share, for a cost of $72 thousand or the stock equivalent of 3,955 shares of Class A Common Voting Stock.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 17 — STOCK BASED COMPENSATION (Continued)

During 2014, the Plan was modified with the Corporate reorganization described in Note 1 whereby the Corporation assumed the same provisions of the Plan established at the Bank in previous years. The options exchanged were equal in fair value and in terms to the original options received. No additional compensation expense was recognized as a result of the modification.
Employee Stock Purchase Plan
The Corporation’s 2014 Associate Stock Purchase Plan allows employees to purchase stock at a discounted price of fair market-value. The maximum amount of shares available under the plan is 2,000,000. The discount is 5% of fair market value with the difference recorded as compensation expense. The maximum an employee can participate is $25 thousand per calendar year. The December 31, 2018 fair value of the stock was determined based on the price of the most recent common stock offering ($18.25 per share).
Stock Appreciation Rights
The Corporation’s 2012 Stock Appreciation Rights Plan (SARs, as amended in 2014) is a grant awarded to selected employees and directors in recognition of their current and future contributions to the Corporation. A SAR unit provides the employee or director a “right” to the future appreciation of value in a share of common stock of the Corporation. The SAR unit is awarded at the then fair market value of the stock share as of the date of the grant (base price). As the stock appreciates in value, the difference between the base price and the fair market value is the potential benefit to the employee after it vests. Unlike a stock option, the employee is not required to pay any amount to exercise the SAR as the net amount of the increase in the stock value is paid (either in cash or stock) at the payment date after vesting occurs.
The SAR unit becomes vested at the earlier of: (i) five years of continuous service with the Corporation from the date of the grant; (ii) upon a liquidity event of the Corporation; and (iii) death or disability. Units granted under the SAR agreements have a base price ranging from $11.50 to $18.25 per common stock as of December 31, 2018. Total available units under the SAR program amount to 1.2 million as of December 31, 2018.
Total SARs granted were 243,000 and 270,500 in 2018 and 2017, respectively. There were no SARs exercised and there were 22,000 SARs forfeited for the year ended December 31, 2018. As of December 31, 2018, the company determined that a payout to employees under the SAR plan is unlikely and therefore no accrual has been made. There were no SARs exercised or forfeited during the year ended December 31, 2017. Total SARs outstanding as of December 31, 2018 were 944,500.

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 18 — EARNINGS PER SHARE
Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the year.
	2018	2017
Basic earnings per share:
Net Income	$2,106	$1,814
Total weighted average common stock outstanding	4,910	4,706
Net income per share	$0.43	$0.39
Diluted earnings per share:
Net Income	$2,106	$1,814
Total weighted average common stock outstanding	4,910	4,706
Add: Dilutive effect of employee stock options	219	208
Total weighted average diluted stock outstanding	5,129	4,914
Net income per share	$0.41	$0.37
As of December 31, 2018, there were no stock options that were anti-dilutive. As of December 31, 2017, there were no stock options anti-dilutive.
NOTE 19 — PROFESSIONAL HOLDING CORP. (PARENT COMPANY ONLY) CONDENSED FINANCIAL INFORMATION
Balance Sheets
(In thousands)	2018	2017
Assets
Cash	$17,798	$13,265
Investment in Subsidiaries	62,087	44,280
Other Assets	—	50
	$79,885	$57,595
Liabilities and Shareholders’ Equity
Other Liabilities	204	3
Shareholders’ equity	79,681	57,592
	$79,885	$57,595
Statements of Income (Loss)
	2018	2017
(In thousands)
Income	$—	$—
Interest Expenses	—	—
Non-interest expenses	897	272
Income (loss) before income taxes and equity in undistributed income of subsidiaries	$(897)	$(272)
Income tax provision (benefit)	—	—
Income (loss) before equity in undistributed income of subsidiaries	(897)	(272)
Equity in undistributed income of subsidiaries	3,003	2,086
Net Income	$2,106	$1,814

PROFESSIONAL HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Tables in thousands, except share data)

NOTE 19 — PROFESSIONAL HOLDING CORP. (PARENT COMPANY ONLY) CONDENSED FINANCIAL INFORMATION (Continued)

Statement of Cash Flows
Cash flows from operating activities
Adjustments to reconcile net income to net cash from operating activities:
Net income (loss)	$2,106	$1,814
Equity in undistributed income of subsidiaries	(3,003)	(2,086)
Net (increase) decrease in other assets	50	12
Net increase (decrease) in other liabilities	200	—
Net cash used in operating activities	(647)	(260)
Cash flows from investing activities
Investment in subsidiaries	(14,986)	(9,350)
Net cash used in investing activities	(14,986)	(9,350)
Cash flows from financing activities
Issuance of commons stock, net of related expense	19,998	18,880
Stock based employment benefit plans	168	105
Net cash provided by financing activities	20,166	18,905
Increase in cash and cash equivalents	4,533	9,295
Cash and cash equivalents at beginning of year	13,265	3,970
Cash and cash equivalents at end of year	$17,798	$13,265
Supplemental cash flow information:
Cash paid during the year for taxes	$1,005	$1,800
NOTE 20 — SUBSEQUENT EVENTS
Subsequent events:   Management has evaluated subsequent events for recognition and disclosure through September 26, 2019, which is the date the financial statements were available to be issued.
On August 9, 2019, Professional Holding Corp. entered into an Agreement and Plan of Merger, or Merger Agreement, with Marquis Bancorp. (MBI) and its wholly owned subsidiary, Marquis Bank, providing for the merger of Marquis Bancorp. with and into the Company and Marquis Bank with and into Professional Bank in an all-stock transaction, or merger, in which 100% of the Marquis Bancorp. (MBI) stock will be absorbed into Professional Holding Corp. stock, with the closing contingent upon various factors including regulatory approval. As of June 30, 2019, Marquis Bancorp. had total assts of $680 million (unaudited), total loans of  $558 million (unaudited), and total deposits of  $626 million (unaudited).

FINANCIAL STATEMENTS OF MARQUIS BANCORP, INC.

MARQUIS BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
UNAUDITED
	June 30, 2019	December 31, 2018
ASSETS
Cash on hand and due from financial institutions	$15,138,711	$16,720,631
Interest-bearing balances with financial institutions	64,918,217	49,907,408
Cash and cash equivalents	80,056,928	66,628,039
Securities available for sale, at fair value	29,732,365	31,970,846
Securities held to maturity, (fair value 2019 – $514,131 and 2018 – $1,533,969)	519,727	1,548,778
Loans, net of allowance of $5,264,229 in 2019 and $4,862,807 in 2018	558,487,842	551,363,715
Loans held for sale	534,000	—
Premises and equipment, net	1,055,598	1,048,857
Federal Home Loan Bank stock, at cost	2,933,600	3,672,800
Accrued interest receivable	2,061,568	1,920,074
Other real estate owned	1,707,825	1,707,825
Deferred tax asset, net	1,522,928	1,566,932
Other assets	1,670,849	896,040
	$680,283,230	$662,323,906
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Non-interest bearing	$132,004,060	$116,994,924
Interest bearing	426,596,366	407,236,543
Total deposits	558,600,426	524,231,467
Federal Home Loan Bank advances	55,000,000	75,000,000
Subordinated notes payable, net	9,696,629	9,669,735
Accrued interest payable	576,521	559,962
Other liabilities	1,817,320	2,057,930
Total liabilities	625,690,896	611,519,094
Stockholders’ equity
Common stock, $5 par value, 5,000,000 shares authorized; issued and outstanding 3,419,088 shares in 2019; 3,411,946 shares in 2018	17,095,440	17,059,730
Additional paid-in capital	18,803,136	18,377,169
Retained earnings	18,627,257	15,591,404
Accumulated other comprehensive gain (loss)	66,501	(223,491)
Total stockholders’ equity	54,592,334	50,804,812
	$680,283,230	$662,323,906
See accompanying notes to condensed interim financial statements.

MARQUIS BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
UNAUDITED
For the Six Months Ended June 30,
	2019	2018
Interest income
Loans, including fees	$15,165,859	$12,434,951
Investment securities	429,687	243,216
Interest bearing accounts in other financial institutions	545,950	393,357
	16,141,496	13,071,524
Interest expense
Deposits	4,168,426	2,246,733
Borrowings	910,042	706,315
	5,078,468	2,953,048
Net interest income	11,063,028	10,118,476
Provision for loan losses	337,000	426,000
Net interest income after provision for loan losses	10,726,028	9,692,476
Noninterest income
Service charges on deposit accounts	389,516	376,510
Gain on sale of loans	—	115,729
Other income	173,448	102,190
	562,964	594,429
Noninterest expense
Salaries and employee benefits	4,095,071	3,564,555
Occupancy and equipment	742,394	680,325
Telecommunication expense	69,653	57,402
Data processing	301,707	270,758
Other real estate owned expense	69,621	—
Professional fees	232,584	212,617
Printing and supplies	44,039	48,192
Regulatory assessments	191,078	226,872
Directors’ compensation	492,284	448,318
Marketing	77,124	95,725
Other	349,331	323,992
	6,664,886	5,928,756
Income before income taxes	4,624,106	4,358,149
Income tax expense	1,212,153	1,136,219
Net Income	$3,411,953	$3,221,930
Earnings per share:
Basic	$1.00	$0.95
Diluted	$0.96	$0.90
See accompanying notes to condensed interim financial statements.

MARQUIS BANCORP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
UNAUDITED
For the Six Months Ended June 30,
	2019	2018
Net income	$3,411,953	$3,221,930
Other comprehensive gain (loss):
Unrealized gains (losses) on securities available for sale:
Unrealized holding gain (loss) arising during the period	388,442	(290,928)
Tax effect	(98,450)	73,736
Total other comprehensive gain (loss)	289,992	(217,192)
Comprehensive income	$3,701,945	$3,004,738
See accompanying notes to condensed interim financial statements.

MARQUIS BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
UNAUDITED
For the Six Months Ended June 30,
	Preferred Shares	Preferred Stock	Common Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2018	—	$—	3,394,690	$16,973,450	$17,497,406	$8,783,421	$(106,991)	$43,147,286
Common stock issuance	—	—	8,226	41,130	58,199	—	—	99,329
Stock based compensation	—	—	—	—	170,546	—	—	170,546
Net Income	—	—	—	—	—	1,579,788	—	1,579,788
Total other comprehensive loss	—	—	—	—	—	—	(164,852)	(164,852)
Balance at March 31, 2018	—	$—	3,402,916	$17,014,580	$17,726,151	$10,363,209	$(271,843)	$44,832,097
Common stock issuance	—	—	1,495	7,475	11,960	—	—	19,435
Stock based compensation	—	—	—	—	174,969	—	—	174,969
Net Income	—	—	—	—	—	1,642,142	—	1,642,142
Total other comprehensive loss	—	—	—	—	—	—	(52,340)	(52,340)
Balance at June 30, 2018	—	$—	3,404,411	$17,022,055	$17,913,080	$12,005,351	$(324,183)	$46,616,303

See accompanying notes to condensed interim financial statements.

MARQUIS BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
UNAUDITED
For the Six Months Ended June 30,
	Preferred Shares	Preferred Stock	Common Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2019	—	$—	3,411,946	$17,059,730	$18,377,169	$15,591,404	$(223,491)	$50,804,812
Stock based compensation	—	—	—	—	198,465	—	—	198,465
Net Income	—	—	—	—	—	1,912,011	—	1,912,011
Total other comprehensive income	—	—	—	—	—	—	102,215	102,215
Balance at March 31, 2019	—	$—	3,411,946	$17,059,730	$18,575,634	$17,503,415	$(121,276)	$53,017,503
Common stock issuance	—	—	7,142	35,710	27,997	—	—	63,707
Stock based compensation	—	—	—	—	199,505	—	—	199,505
Cash dividend declared ($0.11 per share)	—	—	—	—	—	(376,100)	—	(376,100)
Net Income	—	—	—	—	—	1,499,942	—	1,499,942
Total other comprehensive income	—	—	—	—	—	—	187,777	187,777
Balance at June 30, 2019	—	$—	3,419,088	$17,095,440	$18,803,136	$18,627,257	$66,501	$54,592,334

See accompanying notes to condensed interim financial statements.

MARQUIS BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED
For the Six Months Ended June 30,
	2019	2018
Cash flows from operating activities
Net income	$3,411,953	$3,221,930
Adjustments to reconcile net income to net cash
From operating activities
Provision for loan losses	337,000	426,000
Loans originated held for sale	(534,000)	(1,486,000)
Proceeds from sales of loans held for sale	—	1,481,789
Net gain on sale of loans	—	(115,729)
Increase of deferred income tax	(54,446)	(216,585)
Depreciation and amortization	166,420	155,844
Shared based compensation	397,970	345,515
Provision for off-balance sheet items	15,609	85,628
Net amortization of premium and discount on securities	75,984	100,445
Amortization of subordinated note payable discount and debt issuance costs	26,894	28,838
Net change in:
Accrued interest receivable and other assets	(916,303)	(380,096)
Accrued interest payable and other liabilities	(239,660)	(1,313,988)
Net cash from operating activities	2,687,421	2,333,591
Cash flows from investing activities
Increase in time deposits with financial institutions	—	281,564
Purchase of securities available for sale	(1,086,200)	(14,497,576)
Purchase of securities held to maturity	(201,259)	—
Proceeds from maturities and calls of securities available for sale	2,200,000	—
Proceeds from repayment of securities available for sale	1,438,956	1,267,310
Proceeds from repayment on securities held to maturity	28,493	34,111
Proceeds from maturities on securities held to maturity	1,200,000	—
Purchase of Federal Home Loan Bank stock	(3,680,800)	(2,050,700)
Proceeds from sale of Federal Home Loan Bank stock	4,420,000	1,572,500
Loan originations and payments, net	(7,461,127)	(50,352,869)
Capital expenditures	(173,161)	(50,566)
Net cash from investing activities	(3,315,098)	(63,796,226)
Cash flows from financing activities
Net increase in deposits	34,368,959	62,291,031
Proceeds from Federal Home Loan Bank Advances	84,000,000	52,000,000
Repayment of Federal Home Loan Bank Advances	(104,000,000)	(43,000,000)
Cash dividends to shareholders	(376,100)	—
Proceeds from issuance of common stock	63,707	118,764
Net cash from financing activities	14,056,566	71,409,795
Net change in cash and cash equivalents	13,428,889	9,947,160
Beginning cash and cash equivalents	66,628,039	54,609,504
Ending cash and cash equivalents	$80,056,928	$64,556,664
Supplemental cash flow information:
Interest paid	5,061,909	2,800,506
Income taxes paid	1,110,000	1,560,000
See accompanying notes to condensed interim financial statements.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018
NOTE 1 — BASIS OF PRESENTATION
The accompanying unaudited consolidated financial statements include Marquis Bancorp, Inc. (the “Bancorp”) and its wholly owned subsidiary, Marquis Bank (the “Bank”), together referred to as “the Company”. The Company provides financial services through its offices in Miami-Dade and Broward County. Its primary deposit products are checking, savings, and term certificates accounts, and its primary lending products are residential mortgages, commercial, and installment loans.
These unaudited consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) followed within the financial services industry for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information or notes required for complete financial statements.
In the opinion of management, all adjustments, consisting of normal and recurring items, considered necessary for a fair presentation of the consolidated financial statements for the interim periods have been included. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts reported in prior periods have been reclassified to conform to current year presentation. These reclassifications did not have a material effect on previously reported net income, shareholders’ equity or cash flows.
Operating results for the six-month period ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019. These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2018.
The Company’s significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements for the year ended December 31, 2018. There were no new accounting policies or changes to existing policies adopted during the first six months of 2019 which had a significant effect on the Company’s results of operations or statement of financial condition. For interim reporting purposes, the Company follows the same basic accounting policies and considers each interim period as an integral part of an annual period.
Earnings per Common Share:   Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.
Subsequent Events:   On August 9, 2019, Marquis Bancorp, Inc. and its wholly owned subsidiary, Marquis Bank, entered into a definitive merger agreement to be acquired by Professional Holding Corp. The transaction is subject to several conditions to closing, including bank regulatory approval, among others.
Recently Adopted Accounting Standards
In May 2014, the FASB published ASU 2014-09, Revenue From Contracts With Customers (Topic 606). This guidance requires entities to recognize revenues when they transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance describes a 5-step process that entities can apply to achieve the core principle of revenue recognition and requires disclosures sufficient to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers and the significant judgments used in determining that information.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 1 — BASIS OF PRESENTATION (Continued)

The Company adopted the guidance on January 1, 2018 using a modified retrospective method, in which the guidance applies to existing contracts in effect at January 1, 2018 and new contracts entered into after this date. Most of the Company’s revenue, including net interest income, gain on sale of loans, and loan fees is explicitly out of scope of the new revenue recognition guidance. The Company conducted an assessment of the revenue streams that were potentially affected by the new guidance and reviewed contracts in scope to ensure compliance with the new guidance.
The Company has identified service charges on deposits and related cash management services, and card interchange income as its most significant revenue streams within the scope of the standard. For the revenue streams that were found in scope, management reviewed in detail its most significant contracts with corresponding customers. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.
Recently Issued Accounting Standards, Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 amends the existing standards for lease accounting effectively requiring that most leases be carried on the balance sheets of the related lessees by requiring them to recognize a right-of-use asset and a corresponding lease liability. ASU 2016-02 includes qualitative and quantitative disclosure requirements intended to provide greater insight into the nature of an entity’s leasing activities. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and interim periods within those annual periods, resulting in no adjustment to amounts reported in prior periods.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) to replace the incurred loss model with an expected loss model, which is referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and similar instruments) and net investments in leases recognized by a lessor. For debt securities with other-than-temporary impairment (OTTI), the guidance will be applied prospectively. Existing purchased credit impaired (PCI) assets will be grandfathered and classified as purchased credit deteriorated (PCD) assets at the date of adoption. The assets will be grossed up for the allowance of expected credit losses for all PCD assets at the date of adoption and will continue to recognize the noncredit discount in interest income based on the yield of such assets as of the adoption date. Subsequent changes in expected credit losses will be recorded through the allowance. Adoption is effective for interim and annual reporting periods beginning after December 15, 2021. Early adoption is permitted. The Company has selected a software solution supported by a third-party vendor to be used in developing an expected credit loss model compliant with ASU 2016-13 and will continue to evaluate the impact of this new accounting standard through its effective date.
The Company has further evaluated other Accounting Standards Updates issued during 2019 but does not expect updates other than those summarized above to have a material impact on the consolidated financial statements.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 2 — SECURITIES
The following tables summarizes the amortized cost and fair value of securities available for sale and securities held to maturity at June 30, 2019 and December 31, 2018 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive loss and gross unrecognized gains and losses:
June 30, 2019	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
U.S. government agencies	$3,686,979	$—	$(90,025)	$3,596,954
U.S. government sponsored entities	23,905,140	198,951	(46,652)	24,057,439
State, county and municipal bonds	1,050,663	20,537	(349)	1,070,851
Corporate bonds	1,000,505	6,616	—	1,007,121
Total Available for Sale	$29,643,287	$226,104	$(137,026)	$29,732,365

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to Maturity
U.S. treasuries	$201,217	$—	$—	$201,217
U.S. government sponsored entities	318,510	147	(5,743)	312,914
Foreign Sovereign (Israel)	—	—	—	—
Total Held to Maturity	$519,727	$147	$(5,743)	$514,131

December 31, 2018	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
U.S. government agencies	$4,181,794	$—	$(107,668)	$4,074,126
U.S. government sponsored entities	25,533,218	35,662	(220,639)	25,348,241
State, county and municipal bonds	1,054,225	—	(15,169)	1,039,056
Corporate bonds	1,500,973	8,450	—	1,509,423
Total Available for Sale	$32,270,210	$44,112	$(343,476)	$31,970,846

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to Maturity
U.S. treasuries	$199,912	$—	$(1,162)	$198,750
U.S. government sponsored entities	348,866	148	(13,795)	335,219
Foreign Sovereign (Israel)	1,000,000	—	—	1,000,000
Total Held to Maturity	$1,548,778	$148	$(14,957)	$1,533,969

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 2 — SECURITIES (Continued)

The amortized cost and fair value of the investment securities portfolio are shown by contractual maturity in the following table. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.
	June 30, 2019
	Amortized Cost	Fair Value
Available for Sale
Within one year	$999,795	$994,097
One to five years	13,985,908	14,055,454
Over five to ten years	9,120,099	9,200,260
Over ten years	5,537,485	5,482,554
Total	$29,643,287	$29,732,365
Held to Maturity
Within one year	$—	$—
One to five years	205,040	205,186
Over five to ten years	—	—
Over ten years	314,687	308,945
Total	$519,727	$514,131

	December 31, 2018
	Amortized Cost	Fair Value
Available for Sale
Within one year	$500,000	$500,353
One to five years	16,684,471	16,627,417
Over five to ten years	9,416,578	9,315,487
Over ten years	5,669,161	5,527,589
Total	$32,270,210	$31,970,846
Held to Maturity
Within one year	$1,199,912	$1,198,750
One to five years	5,538	5,686
Over five to ten years	—	—
Over ten years	343,328	329,533
Total	$1,548,778	$1,533,969
There were no sales of securities in 2019 or 2018. Securities pledged at June 30, 2019 and December 31, 2018 had a carrying amount of  $201,217 and $199,912, respectively, and were pledged to secure US public deposits.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 2 — SECURITIES (Continued)

The following table summarizes the investment securities with unrealized losses at June 30, 2019 and December 31, 2018 aggregated by major security type and length of time in a continuous unrealized loss position:
	Less Than 12 Months		12 Months or Longer		Total
June 30, 2019	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale
U.S. Gov. Agencies	$—	$—	$3,596,953	$(90,025)	$3,596,953	$(90,025)
U.S. Government sponsored entities	930,942	(6,453)	6,748,391	(40,199)	7,679,333	(46,652)
State, county and municipal bonds	—	—	261,555	(349)	261,555	(349)
Total Available for Sale	$930,942	$(6,453)	$10,606,899	$(130,573)	$11,537,841	$(137,026)

	Less Than 12 Months		12 Months or Longer		Total
June 30, 2019	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
Held to Maturity
U.S. Gov. Agencies	$—	$—	$—	$—	$—	$—
U.S. Government sponsored entities	—	—	308,945	(5,743)	308,945	(5,743)
Total Held to Maturity	$—	$—	$308,945	$(5,743)	$308,945	$(5,743)

	Less Than 12 Months		12 Months or Longer		Total
December 31, 2018	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale
U.S. Gov. Agencies	$402,429	$(5,560)	$3,671,697	$(102,108)	$4,074,126	$(107,668)
U.S. Government sponsored entities	5,033,957	(36,305)	8,804,943	(184,334)	13,838,900	(220,639)
State, county and municipal bonds	525,225	(718)	513,831	(14,451)	1,039,056	(15,169)
Corporate securities	—	—	—	—	—	—
Total Available for Sale	$5,961,611	$(42,583)	$12,990,471	$(300,893)	$18,952,082	$(343,476)

	Less Than 12 Months		12 Months or Longer		Total
December 31, 2018	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
Held to Maturity
U.S. Gov. Agencies	$—	$—	$198,750	$(1,162)	$198,750	$(1,162)
U.S. Government sponsored entities	—	—	329,533	(13,795)	329,533	(13,795)
Total Held to Maturity	$—	$—	$528,283	$(14,957)	$528,283	$(14,957)

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 2 — SECURITIES (Continued)

During the six months ended June 30, 2019 and year ended December 31, 2018, there was no other than temporary impairment recognized on securities. The decline in fair value of securities is due to changes in interest rates and other market conditions and is not credit related. The fair value of all securities is expected to recover as the securities approach maturity. Accordingly, it is expected that the securities will not be settled at a price less than the amortized cost basis of the Company’s investments. Management does not intend and it is likely that it will not be required to sell the securities prior to their anticipated recovery.
NOTE 3 — LOANS
Loans held to maturity at June 30, 2019 and December 31, 2018 were as follows:
	2019	2018
Commercial	$82,436,613	$80,171,846
Real Estate:
Residential	3,724,536	3,769,129
Commercial	406,854,834	403,444,475
Home equity lines of credit (HELOC)	66,789,620	65,798,734
Consumer and other	4,232,495	3,408,497
	564,038,098	556,592,681
Plus (Less): Fees and Costs	(286,027)	(366,159)
Less: Allowance for loan losses	(5,264,229)	(4,862,807)
Loans, net	$558,487,842	$551,363,715
The following table presents the activity in the allowance for loan losses by portfolio segment for the six months ended June 30, 2019:
June 30, 2019	Commercial	Real Estate			Consumer & Other	Unallocated	Total
		Residential	Commercial	HELOC
Allowance for loan losses:
Beginning balance	846,485	26,384	3,298,020	660,331	31,587	—	4,862,807
Provision for loan losses	(74,578)	(312)	327,123	85,263	(1,505)	1,009	337,000
Charge-offs					(445)		(445)
Recoveries	59,867				5,000		64,867
Ending balance	$831,774	$26,072	$3,625,143	$745,594	$34,637	$1,009	$5,264,229
The following table presents the activity in the allowance for loan losses by portfolio segment for the six months ended June 30, 2018:
June 30, 2018	Commercial	Real Estate			Consumer & Other	Unallocated	Total
		Residential	Commercial	HELOC
Allowance for loan losses:
Beginning balance	567,669	22,733	2,994,235	577,204	37,111	—	4,198,952
Provision for loan losses	236,353	(2,486)	66,632	125,012	(4,539)	5,028	426,000
Charge-offs	—	—	—	—	—	—	—
Recoveries	—	—	—	—	674	—	674
Ending balance	$804,022	$20,247	$3,060,867	$702,216	$33,246	$5,028	$4,625,626

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 3 — LOANS (Continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of June 30, 2019:
June 30, 2019	Commercial	Real Estate			Consumer & Other	Unallocated	Total
		Residential	Commercial	HELOC
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$—	$—	$69,134	$—		$69,134
Collectively evaluated for impairment	831,774	26,072	3,625,143	676,460	34,637	1,009	$5,195,095
Total ending balance	$831,774	$26,072	$3,625,143	$745,594	$34,637	$1,009	$5,264,229
Loans:
Loans individually evaluated for impairment	$—	$—	$—	$110,199	$—	$—	$110,199
Loans collectively evaluated for impairment	82,436,613	3,724,536	406,854,834	66,679,421	4,232,495	—	$563,927,899
Total ending loans balance	$82,436,613	$3,724,536	$406,854,834	$66,789,620	$4,232,495	$—	$564,038,098

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2018:
December 31, 2018	Commercial	Real Estate			Consumer & Other
		Residential	Commercial	HELOC		Unallocated	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$—	$—	$69,134	$—	$—	$69,134
Collectively evaluated for impairment	846,485	26,384	3,298,020	591,197	31,587	—	4,793,673
Total ending balance	$846,485	$26,384	$3,298,020	$660,331	$31,587	$—	$4,862,807
Loans:
Loans individually evaluated for impairment	$294,245	$—	$—	$110,199	$—	$—	$404,444
Loans collectively evaluated for impairment	79,877,601	3,769,129	403,444,475	65,688,535	3,408,497	—	556,188,237
Total ending loans balance	$80,171,846	$3,769,129	$403,444,475	$65,798,734	$3,408,497	$—	$556,592,681

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 3 — LOANS (Continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of June 30, 2019 and December 31, 2018:
	2019	2018
Average of individually impaired loans during year	$258,680	$404,444
Interest income recognized during impairment	—	61,015
Cash-basis interest income recognized	—	—
There were no loans past due 90 days and still on accrual as of June 30, 2019 and December 31, 2018. There was one non-accrual loan with an outstanding balance of  $110,199 as of June 30, 2019 and two non-accrual loans with an outstanding balance of  $404,444 as of December 31, 2018. Two loans were past due between 30 – 59 days with an outstanding balance of  $203,779 as of June 30, 2019 and none as of December 31, 2018. All other loans were current as of June 30, 2019 and December 31, 2018.
Troubled Debt Restructurings:
A loan whose terms are modified due to financial difficulties resulting in the borrower’s inability to meet the contractual repayment terms is considered a troubled debt restructuring. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the company’s internal underwriting policy.
There were no loans modified as troubled debt restructurings during the six months ended June 30, 2019 and year ended December 31, 2018.
There were no loans modified as troubled debt restructurings for which there were payment defaults within twelve months following the modification during the six months ended June 30, 2019 and year ended December 31, 2018. A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.
Credit Quality Indicators
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk at inception. This credit risk rating is updated based on an annual review of loans with an outstanding balance greater than $500 thousand and is reviewed when a loan is delinquent 30 days or more or is delinquent on property tax payments if applicable. The Company uses the following definitions for risk ratings:
Special Mention:   A loan in this category has potential weaknesses that deserve management’s close attention. A loan in this category does not expose an institution to sufficient risk to warrant adverse classification at this time, but if left uncorrected these potential weaknesses may result in the deterioration of the repayment prospects on the loan at some future date.
Substandard:   A loan classified as substandard is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans rated substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the obligation. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
Doubtful:   A loan classified doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 3 — LOANS (Continued)

Loans not meeting the criteria above are assigned risk ratings that are considered to be pass rated loans.
Based on the most recent analysis performed as of June 30, 2019 and December 31, 2018, the risk category of loans by portfolio segment is as follows:
2019	Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$82,436,613	$—	$—	$—	$82,436,613
Real Estate:
Residential	3,724,536	—	—	—	3,724,536
Commercial	406,854,834	—	—	—	406,854,834
Home Equity Line of Credit	66,679,421	—	110,199	—	66,789,620
Consumer and other	4,232,495	—	—	—	4,232,495
Total	$563,927,899	$—	$110,199	$—	$564,038,098

2018	Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$79,877,601	$—	$294,245	$—	$80,171,846
Real Estate:
Residential	3,769,129	—	—	—	3,769,129
Commercial	403,444,475	—	—	—	403,444,475
Home Equity Line of Credit	65,688,535	—	110,199	—	65,798,734
Consumer and other	3,408,497	—	—	—	3,408,497
Total	$556,188,237	$—	$404,444	$—	$556,592,681
NOTE 4 — PREMISES AND EQUIPMENT
Premises and equipment were as follows:
	June 30, 2019	December 31, 2018
Leasehold improvements	$1,161,544	$1,110,252
Furniture and equipment	1,496,672	1,374,803
	2,658,216	2,485,055
Less: Accumulated depreciation	(1,602,618)	(1,436,198)
	$1,055,598	$1,048,857
The Company leases its main office under an operating lease. The lease is for a ten year period and provides for an additional five year renewal option. The Company entered into operating leases in September 2015 for branch office space in Aventura, Florida and December 2018 for branch office space in Ft. Lauderdale, Florida. The branch lease in Aventura is for an initial term of 3 years with an additional three year option that the Company plans to exercise and the branch lease in Ft. Lauderdale is for an initial term of 5 years with an additional five year option that the Company plans to exercise. Rent expense is recognized on a straight line basis over the ten years and six year terms of the respective leases. Rent expense was approximately $423,284 and $394,095 for the period ended June 30, 2019 and 2018, respectively.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 4 — PREMISES AND EQUIPMENT (Continued)

The following is a schedule of future minimum lease payments as of June 30, 2019 under the amended operating lease on the Company’s facility.
July 1 – December 31, 2019	350,739
2020	699,851
2021	677,658
2022	340,683
2023	100,887
Thereafter	—
$2,169,818
NOTE 5 — DEPOSITS
Time deposits of  $250 thousand or more were approximately $123,116,673 and $129,824,915 at June 30, 2019 and December 31, 2018, respectively. At June 30, 2019, scheduled maturities of all time deposits were as follows:
2019	171,946,396
2020	86,546,452
2021	6,477,262
2022	4,069,508
2023	200,000
2024	634,977
$269,874,595
NOTE 6 — FEDERAL HOME LOAN BANK ADVANCES
At June 30, 2019 and December 31, 2018, notes payable to the FHLB totaled $55,000,000 and $75,000,000, respectively. The advances are collateralized by a blanket lien on the Company’s real estate loan portfolio. The Company may borrow based on qualifying collateral reports submitted on a quarterly basis. Qualifying loans in the amount $107,083,185 and $111,035,140, respectively, were available as collateral for the quarter ended June 30, 2019 and December 31, 2018.
The Company was eligible to borrow an additional $109,012,500 and $85,892,500 at June 30, 2019 and December 31, 2018, respectively, under its available line of credit based on pledged qualifying loan collateral. Securities held in safe keeping at the FHLB of Atlanta may also be pledged to secure additional advances under the line of credit. No securities were pledged at June 30, 2019 and December 31, 2018 for this purpose.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 6 — FEDERAL HOME LOAN BANK ADVANCES (Continued)

The individual advances at June 30, 2019 and December 31, 2018 mature within the next year and bear fixed interest rates within the range of rates indicated below. Advances are subject to a prepayment penalty if repaid before maturity.
2019
Amount	Rate
$55,000,000	2.16% to 2.82%
2018
Amount	Rate
$75,000,000	2.35% to 2.82%
NOTE 7 — EARNINGS PER SHARE
The following table sets forth the computation of basic earnings per common share and diluted earnings per common share:
	Six Months Ended June 30,
	2019	2018
Basic
Net income	$3,411,953	$3,221,930
Weighted average common shares outstanding	3,415,517	3,403,414
Basic earnings per common share	$1.00	$0.95
	2019	2018
Diluted
Net income	$3,411,953	$3,221,930
Weighted average common shares outstanding for basic earnings per common share	3,415,517	3,403,414
Add: Dilutive effects of assumed exercises of stock options	138,407	172,341
Average shares	3,553,924	3,575,755
Diluted	$0.96	$0.90
NOTE 8 — INCOME TAXES
Income taxes for the six months ended June 30, 2019 and 2018 were as follows:
	2019	2018
Current	$1,266,600	$1,352,804
Deferred	(54,447)	(216,585)
Total	$1,212,153	$1,136,219

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 8 — INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities were due to the following:
	2019	2018
Deferred tax assets
Organizational and start-up expenses	$36,122	$47,838
Capital losses	25,345	25,345
Stock option expense	408,343	250,322
Allowance for loan losses	1,334,219	1,172,365
Securities available for sale	(22,577)	110,059
Accrued expenses	253,452	253,450
Other	1,728	—
	2,036,632	1,859,379
Deferred tax liabilities
Accumulated depreciation	192,792	70,411
Deferred loan fees	268,820	298,637
Other	26,747	29,941
	488,359	398,989
Valuation allowance	25,345	25,345
Net deferred tax asset	$1,522,928	$1,435,045
Effective tax rates differ from the federal statutory rate of 21% applied to 2018 and 2019 taxes due to the following:
	2019	2018
Federal statutory rate times financial statement income	$971,062	$915,211
Effect of state income tax (net of federal benefit)	205,785	193,420
Stock compensation	18,513	26,133
Other	16,793	1,455
	$1,212,153	$1,136,219
A valuation allowance for deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company recorded a valuation allowance for its capital loss carry forward.
The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is no longer subject to examination by taxing authorities for all years prior to 2015.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 9 — SUBORDINATED NOTES PAYABLE
At June 30, 2019 and December 31, 2018, long-term debt was as follows:
	2019		2018
	Principal	Unamortized Discount and Debt Issuance Costs	Principal	Unamortized Discount and Debt Issuance Costs
7.0% subordinated debentures, due 2026 (discount is based on imputed interest rate of 7.458%)	$10,000,000	$(303,371)	$10,000,000	$(330,265)
Total	$10,000,000	$(303,371)	$10,000,000	$(330,265)
NOTE 10 — STOCK OPTION PLAN
The Company’s Board of Directors approved the granting of options on January 2, 2017 to purchase up to 96,102 of additional shares to directors and principal officers under the Marquis Bancorp Company 2009 Stock Option Plan. All 680,000 authorized share grants under the 2009 Stock Option Plan have been issued and no further grants will be authorized under this plan.
The Marquis Bancorp 2017 Stock Option Plan, (“the Option Plan”), was adopted and approved by the stockholders at the April 2017 stockholders’ annual meeting. The Option Plan authorizes granting 500,000 shares as incentive stock options or non-qualified stock options to purchase common stock of the Company to eligible participants including directors and principal officers of the Company. The Option Plan increased the aggregate number of shares of the Company’s common stock authorized for incentive stock option grants or non-qualified stock options to purchase common stock from 680,000 approved in 2015 to 1,180,000 in 2017.
During December 2017, the Company’s Board of Directors approved the granting of options to purchase up to 217,332 of additional shares to the directors and certain employees. During 2018, the Company’s Board of Directors approved the granting of an additional 140,000 shares to the directors and certain employees. Vesting periods and exercise terms are set on the grant date. Option awards are generally granted with an exercise price equal to or greater than the estimated fair value of the Company’s common stock at the date of grant and a vesting period of three years.
Share based compensation is recognized over the vesting period based on the use of the Black-Scholes Model for valuing stock options. Assumptions used in the model as to the expected life of the option and volatility are based on management’s expectation of the life of the option and the stock volatility of similar community banks. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury Note rate for the expected life of the option in effect at the time of the grant.
There were no options granted in 2019. The fair value of options granted in 2018 were determined using the following weighted average assumptions as of the grant date:
2018
Risk-free interest rate	2.59% – 2.78%
Expected life	6 years
Expected volatility	30%
Dividend yield	0%
The average estimated fair value of the stock options granted in 2018 was $5.13. Share based compensation expense of  $397,970 and $345,515 was recognized for the six months ended June 30, 2019 and 2018, respectively.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 10 — STOCK OPTION PLAN (Continued)

A summary of option activity for 2019 follows:
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding January 1, 2019	977,128	$11.88	6.6 years
Granted	—	—
Exercised	(7,142)	8.92
Forfeited/Expired	(4,000)	11.27
Outstanding June 30, 2019	965,986	$11.91	6.1 years
Options vested and exercisable at end of year	643,592	$10.52	4.8 years
Options not vested	322,394	$14.69	8.6 years
A summary of option activity for 2018 follows:
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding January 1, 2018	638,602	$10.17	6 years
Granted	358,332	14.85
Exercised	(17,256)	10.38
Forfeited/Expired	(2,550)	9.65
Outstanding December 31, 2018	977,128	$11.88	6.6 years
Options vested and exercisable at end of year	502,439	$9.60	4.4 years
Options not vested	474,689	$14.31	8.9 years
Unrecognized shared based compensation related to non-vested stock options granted amounts to $1,158,389 and $1,553,437 as of June 30, 2019 and December 31, 2018, respectively. This cost is recognized over a weighted average period of 36 months.
Intrinsic value represents the difference between the closing stock price of  $15.50 as of June 30, 2019 and the weighted average exercise price, multiplied by the number of options. The intrinsic value of option exercises was $46,994 and $88,424 as of June 30, 2019 and December 31, 2018, respectively. Cash received from option exercises was $63,707 and $179,044 during 2019 and 2018, respectively. The amount of tax benefit recognized was immaterial during 2019 and 2018.
NOTE 11 — REGULATORY CAPITAL MATTERS
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% for 2015 to 2.50% by 2019. The

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 11 — REGULATORY CAPITAL MATTERS (Continued)

capital conservation buffer for 2019 is 2.5% and for 2018 is 1.875%. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of June 30, 2019 and December 31, 2018, the Bank meets all capital adequacy requirements to which they are subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At June 30, 2019 and December 31, 2018, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.
Actual and required capital amounts and ratios are presented below.
	Actual		Minimum Required To Be Adequately Capitalized Plus Conservation Buffer		Minimum Required To Be Well Capitalized
June 30, 2019	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk weighted assets
Consolidated	$69,921,846	11.89%	N/A	N/A	N/A	N/A
Bank	$68,943,978	11.72%	$61,766,985	10.50%	$58,825,700	10.00%
Tier 1 (Core) Capital to risk weighted assets
Consolidated	$54,525,835	9.27%	N/A	N/A	N/A	N/A
Bank	$63,244,596	10.75%	$50,001,845	8.500%	$47,060,560	8.00%
Common Tier 1 (CET 1)
Consolidated	$54,525,835	9.27%	N/A	N/A	N/A	N/A
Bank	$63,244,596	10.75%	$41,177,990	7.000%	$38,236,705	6.50%
Tier 1 (Core) Capital to average assets
Consolidated	$54,525,835	8.31%	N/A	N/A	N/A	N/A
Bank	$63,244,596	9.64%	$26,253,000	4.000%	$32,816,750	5.00%

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 11 — REGULATORY CAPITAL MATTERS (Continued)

	Actual		Minimum Required To Be Adequately Capitalized Plus Conservation Buffer		Minimum Required To Be Well Capitalized
December 31, 2018	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk weighted assets
Consolidated	$65,980,388	11.53%	N/A	N/A	N/A	N/A
Bank	$65,167,154	11.39%	$56,494,381	9.875%	$57,209,500	10.00%
Tier 1 (Core) Capital to risk weighted assets
Consolidated	$51,028,303	8.92%	N/A	N/A	N/A	N/A
Bank	$59,884,803	10.47%	$45,052,481	7.875%	$45,767,600	8.00%
Common Tier 1 (CET 1)
Consolidated	$51,028,303	8.92%	N/A	N/A	N/A	N/A
Bank	$59,884,803	10.47%	$36,471,056	6.375%	$37,186,175	6.50%
Tier 1 (Core) Capital to average assets
Consolidated	$51,028,303	8.08%	N/A	N/A	N/A	N/A
Bank	$59,884,803	9.49%	$25,251,000	4.00%	$31,563,750	5.00%
NOTE 12 — FAIR VALUE
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1:   Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2:   Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3:   Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
Investment Securities:   The fair values for investment securities available for sale and held to maturity are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available or markets that are not active, fair values are calculated based on market prices of similar securities (Level 2).

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 12 — FAIR VALUE (Continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below:
		Fair Value Measurements using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
June 30, 2019
Assets
U.S. government agencies	$3,596,954	$—	$3,596,954	$—
U.S. government sponsored entities	24,057,439	—	24,057,439	—
State, County and Municipal bonds	1,070,851	—	1,070,851	—
Corporate Bonds	1,007,121	—	1,007,121	—
Total securities available for sale	$29,732,365	$—	$29,732,365	$—
December 31, 2018
Assets
U.S. government agencies	$4,074,126	$—	$4,074,126	$—
U.S. government sponsored entities	25,348,241	—	25,348,241	—
State, County and Municipal bonds	1,039,056	—	1,039,056	—
Corporate Bonds	1,509,423	—	1,509,423	—
Total securities available for sale	$31,970,846	$—	$31,970,846	$—
There were no securities reclassified into or out of Level 3 during the six months ended June 30, 2019 and year ended December 31, 2018.
Assets and liabilities measured at fair value on a non-recurring basis are summarized below:
		Fair Value Measurements using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
June 30, 2019
Impaired Loan (Home Equity)	$110,199	$—	$—	$110,199
Other Real Estate Owned (Residential)	1,707,825	—	1,707,825	—
December 31, 2018
Impaired Loan (Home Equity)	$110,199	$—	$—	$110,199
Impaired Loan (Commercial Line)	294,245	—	—	294,245
Other Real Estate Owned (Residential)	1,707,825	—	1,707,825	—
The Home Equity impaired loan which is measured for impairment using the fair value of the collateral had an outstanding principal balance of  $110,199 and no valuation allowance at June 30, 2019. The impaired loan resulted in a specific reserve of  $69,134 for the year ended December 31, 2018.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2019 and Year ended December 31, 2018

NOTE 12 — FAIR VALUE (Continued)

The Commercial impaired loan which is measured for impairment using the fair value of the collateral had an outstanding principal balance of  $294,425 with no valuation allowance at December 31, 2018. The related loan collateral was sold to a third party in March 2019. The sale resulted in a recovery of  $59,867 for the six months ended June 30, 2019.
Foreclosed real estate which is measured using the fair value less estimated selling costs of the collateral had an outstanding balance of  $1,707,825 with no valuation allowance at June 30, 2019. The related impaired loan resulted in a charge-off of  $491,208 through the provision for loan losses for the year ended December 31, 2018.

MARQUIS BANCORP, INC.
Coral Gables, Florida
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

INDEPENDENT AUDITOR’S REPORT
Board of Directors
Marquis Bancorp, Inc.
Coral Gables, Florida
Report on the Financial Statements
We have audited the accompanying consolidated financial statements of Marquis Bancorp, Inc., which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marquis Bancorp, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Crowe LLP
Miami, Florida
March 18, 2019

MARQUIS BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2018 and 2017
	2018	2017
ASSETS
Cash on hand and due from financial institutions	$16,720,631	$12,514,224
Interest-bearing balances with financial institutions	49,907,408	42,095,280
Cash and cash equivalents	66,628,039	54,609,504
Interest-bearing time deposits	—	1,406,983
Securities available for sale, at fair value	31,970,846	16,645,207
Securities held to maturity, (fair value 2018 – $1,533,969 and 2017 – $1,609,876)	1,548,778	1,619,395
Loans, net of allowance of $4,862,807 in 2018 and $4,198,952 in 2017	551,363,715	458,868,998
Premises and equipment, net	1,048,857	881,863
Federal Home Loan Bank stock, at cost	3,672,800	2,047,100
Accrued interest receivable	1,920,074	1,355,786
Other real estate owned	1,707,825	—
Deferred tax asset, net	1,566,932	1,144,724
Other assets	896,040	604,814
	$662,323,906	$539,184,374
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Non-interest bearing	$116,994,924	$106,799,889
Interest bearing	407,236,543	337,165,005
Total deposits	524,231,467	443,964,894
Federal Home Loan Bank advances	75,000,000	39,000,000
Subordinated notes payable, net	9,669,735	9,613,047
Accrued interest payable	559,962	227,462
Other liabilities	2,057,930	3,231,685
Total liabilities	611,519,094	496,037,088
Stockholders’ equity
Common stock, $5 par value, 5,000,000 shares authorized; issued and outstanding 3,411,946 shares in 2018; 3,394,690 shares in 2017	17,059,730	16,973,450
Additional paid-in capital	18,377,169	17,497,406
Retained earnings	15,591,404	8,783,421
Accumulated other comprehensive loss	(223,491)	(106,991)
Total stockholders’ equity	50,804,812	43,147,286
	$662,323,906	$539,184,374
See accompanying notes to consolidated financial statements.

MARQUIS BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2018 and 2017
	2018	2017
Interest income
Loans, including fees	$26,797,356	$20,520,930
Investment securities	663,805	298,991
Interest bearing accounts in other financial institutions	778,764	483,326
	28,239,925	21,303,247
Interest expense
Deposits	5,473,234	2,910,313
Borrowings	1,599,823	1,101,195
Net interest income	7,073,057	4,011,508
	21,166,868	17,291,739
Provision for loan losses	1,148,865	921,261
Net interest income after provision for loan losses	20,018,003	16,370,478
Noninterest income
Service charges on deposit accounts	750,342	614,540
Gain on sale of loans	249,756	526,573
Other income	256,964	167,497
	1,257,062	1,308,610
Noninterest expense
Salaries and employee benefits	7,319,899	6,275,276
Occupancy and equipment	1,335,161	1,110,152
Telecommunication expense	113,352	96,778
Data processing	544,608	499,081
Charitable contributions	294,694	300,702
Professional fees	414,807	432,147
Printing and supplies	103,899	79,314
Regulatory assessments	442,271	239,294
Directors’ compensation	929,759	737,504
Marketing	193,034	138,372
Other	634,098	728,095
	12,325,582	10,636,715
Net income before income taxes	8,949,483	7,042,373
Income tax expense	2,141,500	3,079,529
Net Income	$6,807,983	$3,962,844
Net income available to common stockholders	$6,807,983	$3,962,844
Earnings per share:
Basic	$2.00	$1.17
See accompanying notes to consolidated financial statements.

MARQUIS BANCORP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2018 and 2017
	2018	2017
Net income	$6,807,983	$3,962,844
Other comprehensive loss:
Unrealized losses on securities available for sale:
Unrealized holding loss arising during the period	(156,050)	(19,344)
Tax effect	39,550	6,644
Total other comprehensive loss	(116,500)	(12,700)
Comprehensive income	$6,691,483	$3,950,144
See accompanying notes to consolidated financial statements.

MARQUIS BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years ended December 31, 2018 and 2017
	Preferred Shares	Preferred Stock	Common Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2017	—	$—	3,376,759	$16,883,795	$16,991,251	$4,802,970	$(76,684)	$38,601,332
Common stock issuance	—	—	17,931	89,655	76,151	—	—	165,806
Stock based compensation	—	—	—	—	430,004	—	—	430,004
Net Income	—	—	—	—	—	3,962,844	—	3,962,844
Total other comprehensive loss	—	—	—	—	—	—	(12,700)	(12,700)
Reclassification due to new tax laws enacted	—	—	—	—	—	17,607	(17,607)	—
Balance at December 31, 2017	—	$—	3,394,690	$16,973,450	$17,497,406	$8,783,421	$(106,991)	$43,147,286
Common stock issuance	—	—	17,256	86,280	92,764	—	—	179,044
Stock based compensation	—	—	—	—	786,999	—	—	786,999
Net Income	—	—	—	—	—	6,807,983	—	6,807,983
Total other comprehensive loss	—	—	—	—	—	—	(116,500)	(116,500)
Balance at December 31, 2018	—	$—	3,411,946	$17,059,730	$18,377,169	$15,591,404	$(223,491)	$50,804,812

See accompanying notes to consolidated financial statements.

MARQUIS BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2018 and 2017
	2018	2017
Cash flows from operating activities
Net income	$6,807,983	$3,962,844
Adjustments to reconcile net income to net cash
From operating activities
Provision for loan losses	1,148,865	921,261
Loans originated for sale	(1,486,000)	(1,881,980)
Proceeds from loan sales	1,486,000	4,841,603
Increase of deferred income tax	(382,657)	(1,983)
Depreciation and amortization	294,990	273,313
Shared based compensation	786,999	430,004
Provision for off-balance sheet items	85,628	331,666
Write-off of property and equipment	294	—
Net amortization of premium and discount on securities	194,286	175,476
Amortization of subordinated note payable discount and debt issuance costs	56,688	60,785
Net change in:
Accrued interest receivable and other assets	(855,514)	(621,424)
Accrued interest payable and other liabilities	(926,883)	1,595,614
Net cash from operating activities	7,210,679	10,087,179
Cash flows from investing activities
Increase in time deposits with financial institutions	—	(3,764)
Redemption of time deposits with financial institutions	1,406,983	—
Purchase of securities available for sale	(19,497,575)	(6,161,965)
Purchase of securities held to maturity	—	(199,656)
Proceeds from maturities and calls of securities available for sale	1,000,000	1,000,000
Proceeds from repayment of securities available for sale	2,825,744	1,626,280
Proceeds from repayment on securities held to maturity	66,473	78,032
Proceeds from maturities on securities held to maturity	—	200,000
Purchase of Federal Home Loan Bank stock	(1,625,700)	(205,400)
Loan originations and payments, net	(95,351,408)	(98,754,729)
Capital expenditures	(462,278)	(272,501)
Net cash from investing activities	(111,637,761)	(102,693,703)
Cash flows from financing activities
Net increase in deposits	80,266,573	96,837,683
Proceeds from Federal Home Loan Bank Advances	206,000,000	37,025,000
Repayment of Federal Home Loan Bank Advances	(170,000,000)	(34,025,000)
Proceeds from issuance of common stock	179,044	165,806
Net cash from financing activities	116,445,617	100,003,489
Net change in cash and cash equivalents	12,018,535	7,396,965
Beginning cash and cash equivalents	54,609,504	47,212,539
Ending cash and cash equivalents	$66,628,039	$54,609,504
Supplemental cash flow information:
Interest paid	6,740,557	3,974,839
Income taxes paid	2,930,000	2,965,000
Loans transferred to other real estate	1,707,825	—
See accompanying notes to consolidated financial statements.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations and Principles of Consolidation:   The consolidated financial statements include Marquis Bancorp, Inc. (the “Bancorp”) and its wholly owned subsidiary, Marquis Bank (the “Bank”), together referred to as “the Company”. Intercompany transactions and balances are eliminated in consolidation.
The Company provides financial services through its offices in Miami-Dade and Broward County. Its primary deposit products are checking, savings, and term certificates accounts, and its primary lending products are residential mortgages, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customer’s ability to repay their loans is dependent on the real estate and general economic conditions in the area.
Use of Estimates:   To prepare financial statements in conformity with accounting principles generally accepted in the United States of America management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.
Cash Flows:   Cash and cash equivalents include cash, and deposits with other financial institutions with maturities fewer than 90 days. Net cash flows are reported for customer loan and deposit transactions and interest bearing deposits in other financial institutions.
Interest Bearing Deposits in other Financial Institutions:   Interest-bearing time deposits in other financial institutions are carried at cost.
Securities:   Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive loss, net of tax.
Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses realized on the sale of investment securities are recorded on the trade date and determined using the specific identification method. Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.
Loans:   Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. Most loans are secured by specific items of

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

collateral including business assets, consumer assets, and commercial and residential real estate. The Company segregates its loan portfolio into the following segments: Commercial, Real Estate-Residential, Real Estate-Commercial, Home Equity lines of credits (HELOC) and Consumer and Other.
Each portfolio segment has different source of payments and or risk characteristics. Commercial loans are expected to be repaid from cash flow generated from the operations of businesses. Commercial real estate loans are secured by either owner occupied operating businesses or are secured by investment properties that are income producing from rental activities. For commercial real estate loans that are not owner occupied, the customers’ ability to repay is dependent on the income produced by the real estate and general economic conditions in the area. Residential loans, home equity lines of credit (HELOC) and other consumer loans are repayable from the individual borrower’s personal cash flow.
The Company underwrites and originates loans sponsored by the U.S. Small Business Administration (“SBA”). Under the SBA 7a program the Company underwrites and originates loans that carry a partial SBA guarantee up to 75%. These loans are carried in the held to maturity. Participations in the SBA guaranteed portion of these loans may be sold to pool assemblers who securitize the loans into pools sold in the secondary market. The gains on the sale of SBA 7a loan participations net of origination costs are recorded as non-interest income.
The Company also is participating in the SBA 504 program. In this program the Company underwrites and originates a first mortgage loan that it retains in the held to maturity. It also funds a second mortgage loan intended for sale to a Community Development Corporation (“CDC”). The loan is initially funded by the Company pending the takeout by the CDC of the loan with funds provided by a debenture issued by the CDC with the second mortgage loan as collateral and with a full guarantee from the SBA. These 504 debenture loans are carried in the held for sale portfolio and are sold at par to the CDC. Loans originated and intended for sale to a CDC under the SBA 504 program market are carried at the outstanding balance of the loan pending takeout by a CDC. No gain or loss is recognized from the sale of these loans.
Interest income on substantially all loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. For all portfolio segments, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.
When interest accrual is discontinued, uncollected interest is reversed against interest income. Interest income on non-accrual loans is recognized on a cash basis when paid by the borrower unless collection in full of principal and interest is not expected. In that case, interest payments received are applied to principal. Accrual of interest is generally not resumed until the customer is current on all principal and interest payments and has demonstrated the ability to make contractual payments for at least six months.
Concentration of Credit Risk:   Most of the Company’s business activity is with customers located within Miami-Dade County. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy in that county. The Company’s largest lending segment is commercial real estate loans.
Allowance for Loan Losses:   The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the amount of the loan or a portion thereof is uncollectible. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using industry loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and classified as impaired.
Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.
Troubled debt restructurings are individually evaluated for impairment and included in the separately identified impairment disclosures. TDRs are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the Company determines the amount of the allowance on that loan in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired. The Company incorporates recent historical experience related to TDRs including the performance of TDRs that subsequently default into the calculation of the allowance by loan portfolio segment.
The general component covers pools of unimpaired loans sharing similar risk characteristics and is based on the Company’s loss experience factors adjusted for current environmental conditions as well as the Company’s internal risk grading of loans in the portfolio. Management estimates the general allowance amount required using the Company’s loss experience. The Company’s loss experience is applied by each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; impact on severe weather events; and effects of changes in credit concentrations.
Due to the added risks associated with loans which are graded as special mention or substandard that are not classified as impaired, an additional analysis is performed to determine whether an allowance is needed that is not fully captured by the historical loss experience. This analysis created an additional $344 in needed allowance for loan loss.
Premises and Equipment:   Premises and equipment, which includes computer software, are stated at cost less accumulated depreciation. Depreciation or amortization is computed on a straight-line basis over the useful life of the asset. Amortization of leasehold improvements is computed utilizing the straight- line method over the shorter of the lease term or the useful life of the asset. Premises and equipment are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.
Federal Home Loan Bank (FHLB) Stock:   The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Real Estate Owned:   Foreclosed assets are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of residential or commercial real estate property collateralizing a consumer or commercial loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.
Loan Commitments and Related Financial Instruments:   Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.
Stock-Based Compensation:   Compensation cost is recognized for stock options and restricted stock awards issued to employees or directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options on the date of grant.
Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.
Income Taxes:   Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.
A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.
The Company recognizes any interest and/or penalties related to income tax matters as other operating expenses.
Earnings per Common Share:   Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.
Comprehensive Income:   Comprehensive income consists of net income and other comprehensive loss. Other comprehensive loss includes unrealized losses on securities available for sale which are recognized as a separate component of stockholders’ equity.
Dividend Restrictions:   Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.
Loss Contingencies:   Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets:   Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
Loans Held for Sale:   Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.
Loans held for sale are generally sold with servicing rights released. The carrying value of loans sold is reduced by the amount allocated to the servicing right, if any. Gains and losses on sales of loans are based on the difference between the selling price and the carrying value of the related loan sold.
Fair Value of Financial Instruments:   Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.
NOTE 2 — SECURITIES
The following tables summarizes the amortized cost and fair value of securities available for sale and securities held to maturity at December 31, 2018 and 2017 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive loss and gross unrecognized gains and losses:
2018	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
U.S. government agencies	$4,181,794	$—	$(107,668)	$4,074,126
U.S. government sponsored entities	25,533,218	35,662	(220,639)	25,348,241
State, county and municipal bonds	1,054,225	—	(15,169)	1,039,056
Corporate bonds	1,500,973	8,450	—	1,509,423
Total Available for Sale	$32,270,210	$44,112	$(343,476)	$31,970,846

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity
U.S. treasuries	$199,912	$—	$(1,162)	$198,750
U.S. government sponsored entities	348,866	148	(13,795)	335,219
Foreign Sovereign (Israel)	1,000,000	—	—	1,000,000
Total Held to Maturity	$1,548,778	$148	$(14,957)	$1,533,969

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 2 — SECURITIES (Continued)

2017	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
U.S. government agencies	$5,532,898	$709	$(51,148)	$5,482,459
U.S. government sponsored entities	8,692,485	—	(109,233)	8,583,252
State, county and municipal bonds	1,061,228	15,505	(7,598)	1,069,135
Corporate bonds	1,501,910	10,507	(2,056)	1,510,361
Total Available for Sale	$16,788,521	$26,721	$(170,035)	$16,645,207

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity
U.S. treasuries	$199,737	$—	$(1,518)	$198,219
U.S. government sponsored entities	419,658	233	(8,234)	411,657
Foreign Sovereign (Israel)	1,000,000	—	—	1,000,000
Total Held to Maturity	$1,619,395	$233	$(9,752)	$1,609,876
The amortized cost and fair value of the investment securities portfolio are shown by contractual maturity in the following table. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.
	December 31, 2018
	Amortized Cost	Fair Value
Available for Sale
Within one year	$500,000	$500,353
One to five years	16,684,471	16,627,417
Over five to ten years	9,416,578	9,315,487
Over ten years	5,669,161	5,527,589
Total	$32,270,210	$31,970,846
Held to Maturity
Within one year	$1,199,912	$1,198,750
One to five years	5,538	5,686
Over five to ten years	—	—
Over ten years	343,328	329,533
Total	$1,548,778	$1,533,969

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 2 — SECURITIES (Continued)

	December 31, 2017
	Amortized Cost	Fair Value
Available for Sale
Within one year	$1,000,000	$993,567
One to five years	5,501,240	5,468,477
Over five to ten years	3,973,544	3,931,590
Over ten years	6,313,737	6,251,573
Total	$16,788,521	$16,645,207
Held to Maturity
Within one year	$—	$—
One to five years	1,209,237	1,207,952
Over five to ten years	—	—
Over ten years	410,158	401,925
Total	$1,619,395	$1,609,876
There were no sales of securities in 2018 or 2017. Securities pledged at December 31, 2018 and 2017 had a carrying amount of  $199,912 and $199,737, respectively, and were pledged to secure US public deposits.
The following table summarizes the investment securities with unrealized losses at December 31, 2018 and 2017 aggregated by major security type and length of time in a continuous unrealized loss position:
	Less Than 12 Months		12 Months or Longer		Total
December 31, 2018	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale
U.S. Gov. Agencies	$402,429	$(5,560)	$3,671,697	$(102,108)	$4,074,126	$(107,668)
U.S. Government sponsored entities	5,033,957	(36,305)	8,804,943	(184,334)	13,838,900	(220,639)
State, county and municipal bonds	525,225	(718)	513,831	(14,451)	1,039,056	(15,169)
Total Available for Sale	$5,961,611	$(42,583)	$12,990,471	$(300,893)	$18,952,082	$(343,476)

	Less Than 12 Months		12 Months or Longer		Total
December 31, 2018	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held to Maturity
U.S. Gov. Agencies	$—	$—	$198,750	$(1,162)	$198,750	$(1,162)
U.S. Government sponsored entities	—	—	329,533	(13,795)	329,533	(13,795)
Total Held to Maturity	$—	$—	$528,283	$(14,957)	$528,283	$(14,957)

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 2 — SECURITIES (Continued)

	Less Than 12 Months		12 Months or Longer		Total
December 31, 2017	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale
U.S. Gov. Agencies	$3,430,696	$(31,630)	$1,482,444	$(19,518)	$4,913,140	$(51,148)
U.S. Government sponsored entities	5,512,605	(60,445)	3,070,647	(48,788)	8,583,252	(109,233)
State, county and municipal bonds	497,943	(7,598)	—	—	497,943	(7,598)
Corporate securities	523,761	(2,056)	—	—	523,761	(2,056)
Total Available for Sale	$9,965,005	$(101,729)	$4,553,091	$(68,306)	$14,518,096	$(170,035)

	Less Than 12 Months		12 Months or Longer		Total
December 31, 2017	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
Held to Maturity
U.S. Gov. Agencies	$198,219	$(1,518)	$—	$—	$198,219	$(1,518)
U.S. Government sponsored entities	—	—	401,925	(8,234)	401,925	(8,234)
Total Held to Maturity	$198,219	$(1,518)	$401,925	$(8,234)	$600,144	$(9,752)
During the year ended December 31, 2018 and 2017, there was no other than temporary impairment recognized on securities. The decline in fair value of securities is due to changes in interest rates and other market conditions and is not credit related. The fair value of all securities is expected to recover as the securities approach maturity. Accordingly, it is expected that the securities will not be settled at a price less than the amortized cost basis of the Company’s investments. Management does not intend and it is likely that it will not be required to sell the securities prior to their anticipated recovery.
NOTE 3 — LOANS
Loans held to maturity at December 31, 2018 and 2017 were as follow:
	2018	2017
Commercial	$80,171,846	$61,661,118
Real Estate:
Residential	3,769,129	5,772,633
Commercial	403,444,475	327,306,009
Home equity lines of credit (HELOC)	65,798,734	66,233,804
Consumer and other	3,408,497	2,209,565
	556,592,681	463,183,129
Less: Fees and Costs	(366,159)	(115,179)
Less: Allowance for loan losses	(4,862,807)	(4,198,952)
Loans, net	$551,363,715	$458,868,998

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 3 — LOANS (Continued)

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ending December 31, 2018:
December 31, 2018	Commercial	Real Estate			Consumer & Other	Total
		Residential	Commercial	HELOC
Allowance for loan losses:
Beginning balance	$567,669	$22,733	$2,994,235	$577,204	$37,111	$4,198,952
Provision for loan losses	278,816	3,651	303,785	574,335	(11,722)	1,148,865
Loans charged-off	—	—	—	(491,208)	—	(491,208)
Recoveries	—	—	—	—	6,198	6,198
Total ending balance	$846,485	$26,384	$3,298,020	$660,331	$31,587	$4,862,807
The following table presents the activity in the allowance for loan losses by portfolio segment for the year ending December 31, 2017:
December 31, 2017	Commercial	Real Estate			Consumer & Other	Total
		Residential	Commercial	HELOC
Allowance for loan losses:
Beginning balance	$505,828	$76,277	$2,439,450	$576,082	$27,731	$3,625,368
Provision for loan losses	372,140	(53,544)	554,785	1,122	46,758	921,261
Loans charged-off	(310,299)	—	—	—	(40,611)	(350,910)
Recoveries	—	—	—	—	3,233	3,233
Total ending balance	$567,669	$22,733	$2,994,235	$577,204	$37,111	$4,198,952
The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2018:
December 31, 2018	Commercial	Real Estate			Consumer & Other	Total
		Residential	Commercial	HELOC
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$—	$—	$69,134	$—	$69,134
Collectively evaluated for impairment	846,485	26,384	3,298,020	591,197	31,587	4,793,673
Total ending balance	$846,485	$26,384	$3,298,020	$660,331	$31,587	$4,862,807
Loans:
Loans individually evaluated for impairment	$294,245	$—	$—	$110,199	$—	$404,444
Loans collectively evaluated for impairment	79,877,601	3,769,129	403,444,475	65,688,535	3,408,497	556,188,237
Total ending loans balance	$80,171,846	$3,769,129	$403,444,475	$65,798,734	$3,408,497	$556,592,681

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 3 — LOANS (Continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2017:
December 31, 2017	Commercial	Real Estate			Consumer & Other	Total
		Residential	Commercial	HELOC
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	567,669	22,733	2,994,235	577,204	37,111	4,198,952
Total ending balance	$567,669	$22,733	$2,994,235	$577,204	$37,111	$4,198,952
Loans:
Loans individually evaluated for impairment	$305,544	$—	$—	$2,100,000	$—	$2,405,544
Loans collectively evaluated for impairment	61,355,574	5,772,633	327,306,009	64,133,804	2,209,565	460,777,585
Total ending loans balance	$61,661,118	$5,772,633	$327,306,009	$66,233,804	$2,209,565	$463,183,129
The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2018 and 2017:
	2018	2017
Average of individually impaired loans during year	$404,444	$2,405,544
Interest income recognized during impairment	61,015	104,073
Cash-basis interest income recognized	—	—
There were no loans past due 90 days and still on accrual on December 31, 2018 and 2017. There were two non-accrual loans with an outstanding balance of  $404,444 as of December 31, 2018 and two with an outstanding balance of  $2,405,544 as of December 31, 2017. There were no loans past due between 30 – 59 days as of December 31, 2018 and 2017. All other loans were current as of December 31, 2018 and 2017.
Troubled Debt Restructurings:
A loan whose terms are modified due to financial difficulties resulting in the borrower’s inability to meet the contractual repayment terms is considered a troubled debt restructuring. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the company’s internal underwriting policy.
There were no loans modified as troubled debt restructurings during the year ended December 31, 2018 and 2017.
There were no loans modified as troubled debt restructurings for which there were payment defaults within twelve months following the modification during the years ending December 31, 2018 and 2017. A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 3 — LOANS (Continued)

Credit Quality Indicators
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk at inception. This credit risk rating is updated based on an annual review of loans with an outstanding balance greater than $ 500 thousand and is reviewed when a loan is delinquent 30 days or more or is delinquent on property tax payments if applicable. The Company uses the following definitions for risk ratings:
Special Mention:   A loan in this category has potential weaknesses that deserve management’s close attention. A loan in this category does not expose an institution to sufficient risk to warrant adverse classification at this time, but if left uncorrected these potential weaknesses may result in the deterioration of the repayment prospects on the loan at some future date.
Substandard:   A loan classified as substandard is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans rated substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the obligation. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
Doubtful:   A loan classified doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.
Loans not meeting the criteria above are assigned risk ratings that are considered to be pass rated loans.
Based on the most recent analysis performed as of December 31, 2018 and 2017, the risk category of loans by portfolio segment is as follows:
2018	Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$79,877,601	$—	$294,245	$—	$80,171,846
Real Estate:
Residential	3,769,129	—	—	—	3,769,129
Commercial	403,444,475	—	—	—	403,444,475
Home Equity Line of Credit	65,688,535	—	110,199	—	65,798,734
Consumer and other	3,408,497	—	—	—	3,408,497
Total	$556,188,237	$—	$404,444	$—	$556,592,681

2017	Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$61,355,574	$—	$305,544	$—	$61,661,118
Real Estate:
Residential	5,772,633	—	—	—	5,772,633
Commercial	327,306,009	—	—	—	327,306,009
Home Equity Line of Credit	64,133,804	—	2,100,000	—	66,233,804
Consumer and other	2,209,565	—	—	—	2,209,565
Total	$460,777,585	$—	$2,405,544	$—	$463,183,129

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 4 — PREMISES AND EQUIPMENT
Premises and equipment were as follows:
	2018	2017
Leasehold improvements	$1,110,252	$859,859
Furniture and equipment	1,374,803	1,172,998
	2,485,055	2,032,857
Less: Accumulated depreciation	(1,436,198)	(1,150,994)
	$1,048,857	$881,863
The Company leases its main office under an operating lease. The lease is for a ten year period expiring May 2022, and provides for an additional five year renewal option. The Company entered into an operating lease in September 2014 for branch office space in Aventura, Florida for an initial term of three years with an additional three year renewal option that was exercised in 2017. In March 2018, the Company entered into an operating lease for branch office space in Davie, Florida for an initial term of five years with an additional five year renewal option. Rent expense is recognized on a straight line basis over the 10 years, six years and five year terms of the respective leases. Rent expense was approximately $806,236 and $674,666 for the period ended December 31, 2018 and 2017, respectively.
The following is a schedule of future minimum lease payments as of December 31, 2018 under the amended operating lease on the Company’s facility.
2019	699,323
2020	699,851
2021	677,658
2022	340,683
2023	100,887
Thereafter	—
$2,518,402
NOTE 5 — DEPOSITS
Time deposits of  $250,000 thousand or more were approximately $129,824,815 and $111,915,533 at December 31, 2018 and 2017, respectively. At December 31, 2018, scheduled maturities of all time deposits were as follows:
2019	266,916,257
2020	13,834,430
2021	500,038
2022	1,069,884
2023	—
$282,320,609
NOTE 6 — FEDERAL HOME LOAN BANK ADVANCES
At December 31, 2018 and 2017, notes payable to the FHLB totaled $75,000,000 and $39,000,000, respectively. The advances are collateralized by a blanket lien on the Company’s real estate loan portfolio. The Company may borrow based on qualifying collateral reports submitted on a quarterly basis. Qualifying loans in the amount $111,035,140 and $101,543,866, respectively, were available as collateral for the quarter ended December 31, 2018 and 2017.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 6 — FEDERAL HOME LOAN BANK ADVANCES (Continued)

The Company was eligible to borrow an additional $85,892,500 and $28,213,620 at December 31, 2018 and 2017, respectively, under its available line of credit based on pledged qualifying loan collateral. Securities held in safe keeping at the FHLB of Atlanta may also be pledged to secure additional advances under the line of credit. No securities were pledged at December 31, 2018 and 2017 for this purpose
The individual advances at December 31, 2018 and 2017 mature within the next year and bear fixed interest rates within the range of rates indicated below. Advances are subject to a prepayment penalty if repaid before maturity.
2018
Amount	Rate
$75,000,000	2.35% to 2.82%
2017
Amount	Rate
$39,000,000	0.88% to 1.79%
NOTE 7 — INCOME TAXES
In 2017, new tax legislation was enacted, when H.R. 1, commonly referred to as the Tax Cuts and Jobs Act, was signed into law on December 22, 2017. Under the new tax law, the Company’s federal statutory rate will be reduced to 21%, from 34%, for tax years beginning January 1st, 2018. As such, U.S. generally accepted accounting principles require that the effect of changes in tax laws or rates be recognized in the period in which the legislation is enacted.
As a result, the Company’s deferred tax assets and deferred tax liabilities are required to be measured at the enacted tax rates expected to apply when these assets and liabilities are expected to be realized or settled. The impact of this remeasurement results in decreased deferred tax assets with a corresponding increase in income tax expense, and decreased deferred tax liabilities with a corresponding decrease in income tax expense.
The deferred tax effects of items reported in accumulated other comprehensive income are also recorded through income tax expense, and not through other comprehensive income. This creates a disproportionate tax effect in accumulated other comprehensive income for related deferred tax assets and deferred tax liabilities. The amount in accumulated other comprehensive income that does not reflect the appropriate tax rate is referred to as the stranded tax effects, resulting from enactment of the Tax Cuts and Jobs Act. Accounting Standards Update (ASU) 2018-2 — Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income — allows for the reclassification of the stranded tax effects from accumulated other comprehensive income to retained earnings. This reclassification is meant to increase the usefulness of the information reported to financial statement users. The underlying guidance that requires that the effect of changes in tax laws or rates be recognized through income in the period in which the legislation is enacted is not affected. The effect of the reclassification to the Consolidated Balance Sheet and Consolidated Statement of Stockholder’s Equity is as follows:
2017
Retained Earnings	$17,607
Accumulated Other Comprehensive Loss	$(17,607)

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 7 — INCOME TAXES (Continued)

Income taxes for the years ended December 31, 2018 and 2017 were as follows:
	2018	2017
Current	$2,524,157	$3,081,512
Deferred	(382,657)	(1,983)
Total	$2,141,500	$3,079,529
Year-end deferred tax assets and liabilities were due to the following:
	2018	2017
Deferred tax assets
Organizational and start-up expenses	$41,980	$53,695
Capital losses	25,345	25,345
Stock option expense	341,731	199,916
Allowance for loan losses	1,232,478	1,034,485
Securities available for sale	75,874	36,323
Accrued expenses	247,812	176,434
Other	414	—
	1,965,634	1,526,198
Deferred tax liabilities
Accumulated depreciation	65,721	65,250
Deferred loan fees	265,557	289,191
Other	42,079	1,688
	373,357	356,129
Valuation allowance	25,345	25,345
Net deferred tax asset	$1,566,932	$1,144,724
Effective tax rates differ from the federal statutory rate of 21% applied to 2018 income before income taxes, and 34% applied to 2017 income before income taxes due to the following:
	2018	2017
Federal statutory rate times financial statement income	$1,879,391	$2,394,407
Effect of state income tax (net of federal benefit)	192,935	92,159
Stock compensation	47,749	81,047
Other	21,425	(40,199)
Effect of tax rate change	—	552,115
	$2,141,500	$2,213,569
A valuation allowance for deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company recorded a valuation allowance for its capital loss carry forward.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 7 — INCOME TAXES (Continued)

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is no longer subject to examination by taxing authorities for all years prior to 2015. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.
NOTE 8 — SUBORDINATED NOTES PAYABLE
At year-end, long-term debt was as follows:
	2018		2017
	Principal	Unamortized Discount and Debt Issuance Costs	Principal	Unamortized Discount and Debt Issuance Costs
7.0% subordinated debentures, due 2026 (discount is based on imputed interest rate of 7.458%)	$10,000,000	$(330,265)	$10,000,000	$(386,953)
Total	$10,000,000	$(330,265)	$10,000,000	$(386,953)
NOTE 9 — STOCK OPTION PLAN
The Company’s Board of Directors approved the granting of options on January 2, 2017 to purchase up to 96,102 of additional shares to directors and principal officers under the Marquis Bancorp Company 2009 Stock Option Plan. All 680,000 authorized share grants under the 2009 Stock Option Plan have been issued and no further grants will be authorized under this plan.
The Marquis Bancorp 2017 Stock Option Plan, (“the Option Plan”), was adopted and approved by the stockholders at the April 2017 stockholders’ annual meeting. The Option Plan authorizes granting 500,000 shares as incentive stock options or non-qualified stock options to purchase common stock of the Company to eligible participants including directors and principal officers of the Company. The Option Plan increased the aggregate number of shares of the Company’s common stock authorized for incentive stock option grants or non-qualified stock options to purchase common stock from 680,000 approved in 2015 to 1,180,000.
During December 2017, the Company’s Board of Directors approved the granting of options to purchase up to 217,332 of additional shares to the directors and certain employees. During 2018, the Company’s Board of Directors approved the granting of an additional 140,000 shares to the directors and certain employees. Vesting periods and exercise terms are set on the grant date. Option awards are generally granted with an exercise price equal to or greater than the estimated fair value of the Company’s common stock at the date of grant and a vesting period of three years.
Share based compensation is recognized over the vesting period based on the use of the Black-Scholes Model for valuing stock options. Assumptions used in the model as to the expected life of the option and volatility are based on management’s expectation of the life of the option and the stock volatility of similar community banks. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury Note rate for the expected life of the option in effect at the time of the grant.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 9 — STOCK OPTION PLAN (Continued)

The fair value of options granted in 2018 and 2017 were determined using the following weighted average assumptions as of the grant date:
	2018	2017
Risk-free interest rate	2.59% – 2.78%	2.07% – 2.26%
Expected life	6 years	6 years
Expected volatility	30%	30%
Dividend yield	0%	0%
The average estimated fair value of the stock options granted in 2018 and 2017 was $5.13 and $4.35, respectively. Share based compensation expense of  $786,999 and $430,004 was recognized in 2018 and 2017, respectively.
A summary of option activity for 2018 follows:
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding January 1, 2018	638,602	$10.17	6 years
Granted	357,332	14.85
Exercised	(17,256)	10.38
Forfeited/Expired	(2,550)	9.65
Outstanding December 31, 2018	976,128	$11.88	6.6 years
Options vested and exercisable at end of year	502,439	$9.60	4.4 years
Options not vested	473,689	$14.31	8.9 years
A summary of option activity for 2017 follows:
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding January 1, 2017	534,433	$9.49	6.2 years
Granted	123,000	13.00
Exercised	(17,931)	9.25
Forfeited/Expired	(900)	11.66
Outstanding December 31, 2017	638,602	$10.17	6 years
Options vested and exercisable at end of year	414,455	$8.96	4.7 years
Options not vested	224,147	$12.41	8.5 years
Unrecognized shared based compensation related to non-vested stock options granted amounts to $1,553,437 and $ 509,630 as of December 31, 2018 and 2017, respectively. This cost is expected to be recognized over a weighted average period of 36 months.
Intrinsic value represents the difference between the closing stock price of  $15.50 as of December 31, 2018 and the weighted average exercise price, multiplied by the number of options. The intrinsic value of option exercises was $88,424 and $94,138 as of December 31, 2018 and 2017, respectively. Cash received from option exercises was $179,044 and $165,806 during 2018 and 2017, respectively. No tax benefit from option exercises was recognized during 2018 and 2017.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 10 — REGULATORY CAPITAL MATTERS
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% for 2015 to 2.50% by 2019. The capital conservation buffer for 2018 is 1.875% and for 2017 is 1.25%. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2018 and 2017, the Company and Bank meet all capital adequacy requirements to which they are subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2018 and 2017, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.
Actual and required capital amounts and ratios are presented below at year-end.
	Actual		Minimum Required To Be Adequately Capitalized Plus Conservation Buffer		Minimum Required To Be Well Capitalized
2018	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk weighted assets
Consolidated	$65,980,388	11.53%	$56,495,776	9.875%	N/A	N/A
Bank	$65,167,154	11.39%	$56,494,381	9.875%	$57,209,500	10.00%
Tier 1 (Core) Capital to risk weighted assets
Consolidated	$51,028,303	8.92%	$45,053,594	7.875%	N/A	N/A
Bank	$59,884,803	10.47%	$45,052,481	7.875%	$45,767,600	8.00%
Common Tier 1 (CET 1)
Consolidated	$51,028,303	8.92%	$36,471,957	6.375%	N/A	N/A
Bank	$59,884,803	10.47%	$36,471,056	6.375%	$37,186,175	6.50%
Tier 1 (Core) Capital to average assets
Consolidated	$51,028,303	8.08%	$25,249,033	4.000%	N/A	N/A
Bank	$59,884,803	9.49%	$25,251,000	4.000%	$28,604,750	5.00%

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 10 — REGULATORY CAPITAL MATTERS (Continued)

	Actual		Minimum Required To Be Adequately Capitalized Plus Conservation Buffer		Minimum Required To Be Well Capitalized
2017	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk weighted assets
Consolidated	$57,400,192	12.21%	$43,497,940	9.25%	N/A	N/A
Bank	$55,527,832	11.81%	$43,497,940	9.25%	$47,024,800	10.00%
Tier 1 (Core) Capital to risk weighted assets
Consolidated	$43,236,671	9.19%	$34,092,980	7.25%	N/A	N/A
Bank	$50,994,964	10.84%	$34,092,980	7.25%	$37,619,840	8.00%
Common Tier 1 (CET 1)
Consolidated	$43,236,671	9.19%	$27,039,260	5.75%	N/A	N/A
Bank	$50,994,964	10.84%	$27,039,260	5.75%	$30,566,120	6.50%
Tier 1 (Core) Capital to average assets
Consolidated	$43,236,671	8.24%	$20,983,080	4.00%	N/A	N/A
Bank	$50,994,964	9.72%	$20,983,080	4.00%	$23,512,400	5.00%
NOTE 11 — COMMITMENTS, CONTINGENCIES AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
Off-balance sheet financial instruments, such as loan commitments, credit lines, and letters of credit, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and have expiration dates. Commitments may expire without being used. Credit risk exists up to the face amount of these instruments. The same credit policies and underwriting standards are applied in issuing such commitments as for granting other extensions of credit including, obtaining collateral to support the credit exposure as considered appropriate.
Commitments at December 31, 2018 and 2017 were as follows:
	2018	2017
Commitments to extend credit	$146,343,914	$150,836,945
Stand-by letters of credit	1,501,541	620,918
Commercial letters of credit	—	1,946,887
NOTE 12 — FAIR VALUE
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1:   Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2:   Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 12 — FAIR VALUE (Continued)

Level 3:   Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
Investment Securities:   The fair values for investment securities available for sale and held to maturity are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available or markets that are not active, fair values are calculated based on market prices of similar securities (Level 2).
Assets and liabilities measured at fair value on a recurring basis are summarized below:
		Fair Value Measurements at December 31 using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2018
Assets
U.S. government agencies	$4,074,126	$—	$4,074,126	$—
U.S. government sponsored entities	25,348,241	—	25,348,241	—
State, County and Municipal bonds	1,039,056	—	1,039,056	—
Corporate Bonds	1,509,423	—	1,509,423	—
Total securities available for sale	$31,970,846	$—	$31,970,846	$—
2017
Assets
U.S. government agencies	$5,482,459	$—	$5,482,459	$—
U.S. government sponsored entities	8,583,252	—	8,583,252	—
State, County and Municipal bonds	1,069,135	—	1,069,135	—
Corporate Bonds	1,510,361	—	1,510,361	—
Total securities available for sale	$16,645,207	$—	$16,645,207	$—

MARQUIS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2018 and 2017

NOTE 12 — FAIR VALUE (Continued)

There were no securities reclassified into or out of Level 3 during the year ended December 31, 2018 and 2017.
Assets and liabilities measured at fair value on a non-recurring basis are summarized below:
		Fair Value Measurements at December 31 using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2018
Impaired Loan (Home Equity)	$110,199	$—	$—	$110,199
Impaired Loan (Commercial Line)	294,245	—	—	294,245
Other Real Estate Owned (Residential)	1,707,825	—	1,707,825	—
2017
Impaired Loan (Home Equity)	$2,100,000	$—	$—	$2,100,000
Impaired Loan (Commercial Line)	305,544	—	—	305,544
The Home Equity impaired loan which is measured for impairment using the fair value of the collateral had an outstanding principal balance of  $110,199 with a $69,134 valuation allowance at December 31, 2018. The impaired loan resulted in a specific reserve of  $69,134 for the year ended December 31, 2018.
The Commercial impaired loan which is measured for impairment using the fair value of the collateral had an outstanding principal balance of  $294,425 with no valuation allowance at December 31, 2018.
Foreclosed real estate which is measured using the fair value less estimated selling costs of the collateral had an outstanding balance of  $1,707,825 with no valuation allowance at December 31, 2018. The related impaired loan resulted in a charge-off of  $491,208 through the provision for loan losses for the year ended December 31, 2018.
NOTE 13 — RELATED PARTY TRANSACTIONS
In the ordinary course of business, directors of the Company are customers of and engage in transactions with the Company. At December 31, 2018 and 2017, aggregate loans to related parties (directors) were approximately $764,303 and $465,886, respectively.
At December 31, 2018 and 2017, deposits from principal officers, directors and their affiliates were approximately $35,946,344 and $44,204,603, respectively.
NOTE 14 — SUBSEQUENT EVENTS
The Company has evaluated subsequent events for recognition and disclosure through March 18, 2019, which is the date the financial statements were available to be issued. During this period, the Bank did not have any material subsequent events to be recorded or disclosed.

        Shares of
Class A Common Stock

PROSPECTUS

Stephens Inc.Keefe Bruyette & Woods
A Stifel Company
Hovde Group, LLC
Through and including [            ], 2019 (25 days after the date of this prospectus), all dealers that effect transactions in our Class A Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13.
Other expenses of issuance and distribution.

The following table sets forth all fees and expenses, other than underwriting discounts and commissions, payable solely by the registrant in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the registration fee of the SEC, the FINRA filing fee and the Nasdaq Global Market listing fee.
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be completed by amendment.

Item 14.
Indemnification of directors and officers.

The Florida Business Corporation Act, or FBCA, permits, under certain circumstances, the indemnification of officers, directors, employees, and agents of a corporation, or indemnified party, with respect to any threatened, pending or completed action, suit or proceeding to which such person is or was a party because of his or her being a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in such proceeding; provided, however, that such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The FBCA also permits indemnification against expenses and amounts paid in settlement actually and reasonably incurred in connection with such proceeding. Unless ordered by a court, a corporation may not indemnify an indemnified party unless authorized for a specific proceeding after a determination that indemnification is permissible because the director or officer has met the relevant standard of conduct by either, depending on the circumstances, (i) a majority of directors or a committee designated by the board if a quorum is not obtainable, (ii) independent special legal counsel selected by the board, or (iii) the shareholders (excluding shares voted by a party to the proceeding).
Under the FBCA, a corporation must indemnify an indemnified party who was successful, on the merits or otherwise, in the defense of any proceeding to which the individual was a party because he or she is or was a director, officer, employee, or agent of the corporation against expenses incurred by the individual in connection with the proceeding.
A corporation may, under the FBCA, before final disposition of a proceeding, advance funds to pay for or reimburse expenses incurred in connection with the proceeding by an officer or director who is a party to the proceeding because that individual is or was a director or an officer if such person delivers to the corporation a signed written undertaking to repay any funds advanced if such person is not entitled to indemnification under the FBCA. Expenses incurred by other employees and agents may be paid in advance upon the terms the board of directors of a corporation decide to be appropriate.
Unless a corporation’s articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, the FBCA permits an indemnified party to apply for indemnification or an advance for expenses, or both, to a court having jurisdiction.

Notwithstanding other sections of the FBCA regarding indemnification, unless ordered by a court in certain circumstances, the FBCA prohibits indemnification or the advancement of expenses to an indemnified party if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute (i) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder, (ii) a transaction in which a director or officer derived an improper personal benefit, (iii) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, or (iv) in the case of a director, a circumstance under which the liability provisions related to unlawful distributions are applicable.
In addition to the authority granted to us by the FBCA to indemnify our directors and officers, certain other provisions of the FBCA have the effect of further limiting the personal liability of our directors and officers. For example, a director of a Florida corporation cannot be held personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act as a director except in the case of certain qualifying breaches of the director’s duties.
Additionally, in 2019, the Florida Legislature enacted legislation amending the FBCA, which amendments are scheduled to take effect on January 1, 2020. We do not expect that these amendments will materially affect the indemnification rights of our officers or directors. However, the amendments to the FBCA do not address indemnification of employees and agents under the new statute. Notwithstanding these amendments, we do not believe the amendments will or are intended to substantively cut back on the power of a corporation to indemnify its employees or agents, and the new statute affirmatively provides that nothing therein limits the power of the corporation to indemnify agents and employees. Therefore, we do not believe the amendments to the FBCA will have a material impact on us with respect to indemnification.
Our Bylaws also provide that we must indemnify our directors, officers, and employees, and may indemnify agents, in a manner similar to the rights to indemnification such persons would have generally under the FBCA. Our Bylaws state we must indemnify such person from expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a claim, action or suit by reason of his or her position or is serving in such position at the our request if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Our Bylaws require us to indemnify a director, officer, employee or agent who is successful on the merits and entitled to indemnification under our Bylaws. We must also indemnify any director, officer or employee and may indemnify an agent for expenses actually and reasonably incurred in connection with a claim, action or suit by or in the right of the Company. Any indemnification under our Bylaws is subject to a determination that such person met the applicable standard of conduct by a majority of our Board or, in certain circumstances, a committee, by independent legal counsel or the shareholders by a majority vote. We may advance expenses, including attorneys’ fees, upon a preliminary determination that such person met the applicable standard of conduct, or as authorized by our Board in a specific case or, in either event, upon receipt of a written commitment from or on behalf of such person to repay the expenses unless it is ultimately determined he or she is entitled to indemnification. Our Bylaws provide that indemnification under our Bylaws is not exclusive and any indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and such person complied with the required standards of conduct. Our Bylaws further provide that we may purchase and maintain insurance on behalf of our directors, officers, employees and agents in their capacities as such, or serving at the request of us, against any liabilities asserted against such persons and incurred by such persons in any capacity, or arising of such persons status as such, whether or not we would have the power to indemnify such persons against such liability under our amended and restated Bylaws.
Additionally, we have entered into indemnification agreements with each of our directors that contractually obligate us to indemnify our directors to the fullest extent permitted under applicable law. These agreements generally require both the Company and Bank to indemnify each director if the director is, or is threatened to be made, a party to or a participant in any Proceeding, other than a Proceeding by or in the right of the Company or the Bank to procure a judgment in the favor of the Company or the Bank or a proceeding by a federal banking agency if the director acted in good faith and in a manner the director reasonably believed to be in, or not opposed to, the best interests of the Company or the Bank, as applicable, and, in the case of a criminal action or proceeding, had no reasonable cause to believe that the director’s conduct was unlawful. Each director is further required to be indemnified for all expenses reasonably incurred by the director or on behalf of the director if the director is, or is threatened to be made, a party to or a participant in any proceeding by or in the right of the Company or the Bank to procure a judgment in favor of the Company or the Bank, provided that the director acted in good faith and in a manner the indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company or the Bank. Notwithstanding the foregoing, no indemnification is available to a director in respect of any claim, issue or matter as to which the director is finally adjudged by a court to be liable to the Company, the Bank, or both, as the case may be, unless and only to the extent that the court in which the proceeding was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director is fairly and reasonably entitled to indemnification for such expenses. The indemnification agreements also generally provide for indemnification of expenses in connection with certain specific scenarios, including proceedings by federal banking regulators, subject to certain customary exclusions. The indemnification agreements also obligate the Company and Bank to advance expenses to a director, subject to the director’s obligation to repay the advance if and to the extent it is determined that the director is not entitled to be indemnified by the Company or Bank.
We maintain liability insurance policies that cover certain liabilities of our directors and officers arising out of proceedings based on acts or omissions in their capacities as directors or officers, including directors and officers liability insurance and excess directors and officers liability insurance.
The form of Underwriting Agreement filed as Exhibit 1.1 hereto will obligate the underwriters to indemnify our directors, officers and controlling persons under limited circumstances against certain liabilities under the Securities Act.
We have also agreed to indemnify former officers, directors, and employees of MBI and its subsidiaries against all costs and expenses (including attorney’s fees), judgments, fines, losses, claims, damages, settlements or liabilities as incurred in connection with any claim arising out of actions or omissions of such persons in the course of performing their duties for MBI occurring at or before the effective time of the merger, to the greatest extent as such persons are indemnified or have the right to advancement of expenses pursuant to (i) MBI’s articles of incorporation and MBI’s bylaws or the comparable organization documents of its subsidiaries, each as in effect on the date of the merger agreement, and (ii) the FBCA.
The foregoing is only a general summary of certain aspects of the FBCA law and our governing documents and agreements dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to our Bylaws and our form of indemnification agreement, which are filed as an exhibit to this registration statement, and to the relevant provisions of the FBCA.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors and officers, or for persons controlling us, pursuant to our Articles of Incorporation, Bylaws or the FBCA, or pursuant to an indemnification agreement, we acknowledge that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 15.
Recent sales of unregistered securities.

The following list sets forth information as to all securities we have sold or exchanged since January 1, 2016, which were not registered under the Securities Act.
(1)
Since January 1, 2016, we have issued shares of our Class A and B Common Stock in the following transactions:

•
On February 17, 2017, we issued an aggregate of 1,300,266 shares of our Class A and B Common Stock to certain accredited investors in a private placement at a price per share of  $14.50 for aggregate gross consideration of approximately $18.9 million.

•
On December 18, 2018, we issued an aggregate of 1,095,890 shares of our Class A and B Common Stock to certain accredited investors in a private placement at a price per share of $18.25 for aggregate gross consideration of approximately $20.0 million.

(2)
Since January 1, 2016, we have issued shares of our common stock in the following transactions to certain of our employees:

•
We have granted stock options to employees under our 2016 Amended and Restated Option Plan to acquire 181,233 shares of our Class A Common Stock with a weighted-average exercise price of $12.57 per share.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraph (1) by virtue of Section 4(a)(2) and Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof, (b) they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (c) appropriate legends were affixed to the unit certificates issued in such transactions.
We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph (2) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.
We did not use a placement agent, nor did we pay a commission to any person, in connection with our 2017 private offering or 2018 private offering.
Item 16.
Exhibits and financial statement schedules.

(a)   The exhibits listed below in the “Index to Exhibits” are part of this Registration Statement on Form S-1 and are numbered in accordance with Item 601 of Regulation S-K.
(b)   Financial Statement Schedules. Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17.
Undertakings.

The undersigned registrant hereby undertakes that:
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
EXHIBIT INDEX
Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
2.1	Agreement and Plan of Merger by and between Professional Holding Corp. and Marquis Bancorp, Inc., dated as of August 9, 2019.
3.1	Articles of Incorporation of Professional Holding Corp.
3.2	Articles of Amendment to Articles of Incorporation of Professional Holding Corp., effective as of April 19, 2019.
3.3	Amended and Restated Bylaws of Professional Holding Corp., effective as of August 23, 2019.
4.1*	Form of Class A Common Stock Certificate of Professional Holding Corp.
4.2*	Form of Class B Common Stock Certificate of Professional Holding Corp.
5.1*	Opinion of Gunster, Yoakley & Stewart, P.A.
10.1+	Employment Agreement among Professional Holding Corp., Professional Bank and Daniel R. Sheehan.
10.2+	Employment Agreement among Professional Holding Corp., Professional Bank and Abel L. Iglesias.
10.3+	Employment Agreement among Professional Holding Corp., Professional Bank and Mary Usategui.
10.4+	Employment Agreement among Professional Holding Corp., Professional Bank and Ryan Gorney.
10.5+	Professional Holding Corp. 2012 Share Appreciation Rights Plan.
10.6+	Professional Holding Corp. 2014 Associate Stock Purchase Plan.
10.7+	Professional Holding Corp. 2014 Share Appreciation Rights Plan.
10.8+	Amendment No.1 to Professional Holding Corp. 2014 Share Appreciation Rights Plan.
10.9+	Amendment No. 2 to Professional Holding Corp. 2014 Share Appreciation Rights Plan.
10.10+	Form of Unit Agreement for Professional Holding Corp. 2014 Share Appreciation Rights Plan.
10.11+	Professional Holding Corp. 2016 Amended and Restated Stock Option Plan.
10.12+	Professional Holding Corp. 2019 Equity Incentive Plan.
10.13+	Form of Restricted Stock Award Agreement for the Professional Holding Corp. 2019 Equity Incentive Plan.
10.14	Form of Indemnification Agreement.
10.15	Form of Stock Purchase Agreement (2017 Private Offering).
10.16	Form of Subscription Agreement (2018 Private Offering).

Exhibit No.	Description
10.17	Letter Agreement between the Professional Holding Corp. and BayBoston Capital L.P., dated as of April 1, 2015.
10.18	Amendment to Letter Agreement Dated April 1, 2015 between the Company and BayBoston Capital L.P., dated as of February 17, 2017.
10.19	Letter Agreement between the Professional Holding Corp. and EJF Sidecar Fund, Series LLC — Series E, dated as of February 17, 2017.
10.20	Letter Agreement between the Professional Holding Corp. and BayBoston Capital L.P., dated as of February 17, 2017.
10.21	Form of Letter Agreement between the Professional Holding Corp. and each of Mendon Capital QP LP, Mendon Capital Master Fund LP, and Iron Road Multi Strategy Fund LP.
10.22	Registration Rights Agreement between the Professional Holding Corp. and EJF Sidecar Fund, Series LLC — Series E, dated as of February 17, 2017.
10.23	Registration Rights Agreement between the Professional Holding Corp. and BayBoston Capital L.P., dated as of February 17, 2017.
10.24	Form of Registration Rights Agreement between the Professional Holding Corp. and each of Mendon Capital QP LP, Mendon Capital Master Fund LP, and Iron Road Multi Strategy Fund LP.
10.25	Form of Voting Agreement between Professional Holding Corp. and each of our directors (except Anton V. Schutz) and Mendon Capital QP LP, Mendon Capital Master Fund LP, and Iron Road Multi Strategy Fund LP.
21.1*	Subsidiaries of Professional Holding Corp.
23.1*	Consent of Crowe LLP.
23.2*	Consent of Gunster, Yoakley & Stewart, P.A. — included in Exhibit 5.1.
24.1	Power of Attorney — included on the signature page hereto.

*
To be filed by amendment

+
Indicates a management contract or compensatory plan

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables, State of Florida, on [            ], 2019.
PROFESSIONAL HOLDING CORP.
By:

Daniel R. Sheehan
Chairman and Chief Executive Officer
POWER OF ATTORNEY
Each of the undersigned officers and directors of Professional Holding Corp. hereby constitutes and appoints Daniel R. Sheehan, Abel L. Iglesias and Mary Usategui and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement of Professional Holding Corp. on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and any and all amendments thereto (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth opposite their names and on the dates indicated.
Signature	Title	Date
Daniel R. Sheehan	Chairman and Chief Executive Officer (Principal Executive Officer)
Mary Usategui	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Rolando DiGasbarro	Director
Carlos M. Garcia	Director
Jon L. Gorney	Director
Abel L. Iglesias	Director
Herbert Martens, Jr.	Director

Signature	Title	Date
Dr. Lawrence Schimmel, M.D.	Director
Anton V. Schutz	Director